Exhibit 99.1

Preliminary and Subject to Completion, Dated July 7, 2011

INFORMATION STATEMENT

FORTUNE BRANDS HOME & SECURITY, INC.

Common Stock

(Par Value $0.01 Per Share)

Fortune Brands, Inc. (“Fortune Brands”) is furnishing this Information Statement to holders of Fortune Brands common stock in connection with the distribution by Fortune Brands of all of the issued and outstanding shares of common stock of Fortune Brands Home & Security, Inc. (“Home & Security”). As of the date of this Information Statement, Fortune Brands owns all of the outstanding common stock of Home & Security.

Fortune Brands expects that the distribution will be made on [—], 2011 on a pro rata basis to the holders of record of Fortune Brands common stock as of [—] p.m., Central Time, on [—], 2011, which is the record date. If you are a record holder of Fortune Brands common stock at the close of business on the record date, you will receive one share of Home & Security common stock for each share of Fortune Brands common stock you hold on that date. As discussed under “The Separation,” if you sell your shares of Fortune Brands common stock in the “regular way” market after the record date and prior to the distribution, you will also be selling your right to receive shares of Home & Security common stock in the distribution. Because Home & Security shares will only be maintained in book-entry form, you will not receive a stock certificate representing your interest in Home & Security.

The distribution is expected to be generally tax-free to Fortune Brands, Home & Security and Fortune Brands stockholders.

You will not be required to make any payment for any shares of Home & Security common stock that you will receive in the distribution, nor will you be required to surrender or exchange your shares of Fortune Brands common stock or take any other action in order to receive shares of Home & Security common stock in the distribution. No vote or further action of Fortune Brands stockholders is required in connection with the distribution. We are not asking you for a proxy, and you are requested not to send us a proxy.

There is no current trading market for Home & Security common stock. However, we expect that a limited market, commonly known as a “when-issued” trading market, for Home & Security common stock will begin on or about [—], 2011, and we expect that “regular way” trading of Home & Security common stock will begin the first trading day following the distribution. We intend to apply to have Home & Security common stock authorized for listing on the New York Stock Exchange under the symbol “FBHS”.

In reviewing this Information Statement, you should carefully consider the matters described in the section entitled “Risk Factors” beginning on page 20 of this Information Statement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

Fortune Brands first mailed this Information Statement to its stockholders on or about [—], 2011.

[—], 2011

NOTE REGARDING DEFINED TERMS

We use the following terms to refer to the entities indicated:

“We,” “us,” “our,” the “Company” and “Home & Security” refer to Fortune Brands Home & Security, Inc., and its consolidated subsidiaries, which at the time of the Distribution (as defined below) will hold the assets and liabilities associated with the Home & Security business of Fortune Brands (as defined below). Prior to the effective date of the registration statement on Form 10 of which this Information Statement is a part, Fortune Brands Home & Security LLC will be converted from a Delaware limited liability company to a Delaware corporation and will change its name to Fortune Brands Home & Security, Inc.

“Fortune Brands” refers to Fortune Brands, Inc. and its consolidated subsidiaries. It is anticipated that, following the Separation (as defined below), Fortune Brands will change its name to “Beam Inc.”

“Distribution” refers to the distribution of all of the shares of Fortune Brands Home & Security, Inc. common stock owned by Fortune Brands to stockholders of Fortune Brands, Inc. as of the Record Date (as defined below).

“Distribution Date” means the date on which the Distribution occurs.

“Record Date” means [—] p.m. Central Time on [—], 2011.

“Separation” refers to the spin-off of the Home & Security business from Fortune Brands and the creation of an independent, publicly traded company holding the Home & Security business. The Separation will be effectuated through a pro rata distribution of shares of Home & Security common stock to Fortune Brands, Inc. stockholders as of the Record Date.

SUMMARY

This summary highlights selected information contained elsewhere in this Information Statement and provides an overview of our company, our separation from Fortune Brands, Inc. and the distribution of our common stock by Fortune Brands, Inc. to its stockholders, which is the means by which the separation will be effected. For a more complete understanding of our business and the separation and distribution, you should read the entire Information Statement carefully, particularly the discussions set forth under “Risk Factors,” Cautionary Statement Concerning Forward -Looking Statements” and our audited consolidated financial statements and notes to those statements appearing elsewhere in this Information Statement.

Prior to the effective date of the registration statement on Form 10 of which this Information Statement is a part, Fortune Brands Home & Security LLC will be converted from a Delaware limited liability company to a Delaware corporation and will change its name to Fortune Brands Home & Security, Inc. Unless the context otherwise requires, references in this Information Statement to (i) “Home & Security,” the “Company,” “we,” “our” or “us” refer to Fortune Brands Home & Security, Inc. and its consolidated subsidiaries, after giving effect to the separation and distribution, and (ii) “Fortune Brands” refer to Fortune Brands, Inc. and its consolidated subsidiaries. The overall transaction in which we will be separated from Fortune Brands is sometimes referred to in this Information Statement as the “Separation.” The transaction in which Fortune Brands, Inc. will distribute to its stockholders all of the shares of our common stock is referred to in this Information Statement as the “Distribution.”

Our Company

We are a leading home and security products company that competes in attractive long-term growth markets in our categories. With a foundation of market-leading brands and lean and flexible supply chains as well as strong product innovation and customer service, we are focused on outperforming our markets on both growth and returns and driving increased shareholder value. We sell our products through a wide array of sales channels, including kitchen and bath dealers, wholesalers oriented toward builders or professional remodelers, industrial and locksmith distributors, and “do-it-yourself” remodeling-oriented home centers and other retail outlets. Approximately 17% of our 2010 net sales were outside the U.S.

The Company was organized in 1988 and has operated as a wholly-owned subsidiary of Fortune Brands since that time. As a core business of Fortune Brands, the Company has historically benefited from strategic investment targeted at building leading positions in attractive consumer-oriented markets.

Revenues and operating income increased in 2010, as we generated $3.2 billion of sales, $188 million of operating income, $57 million of net income and $139 million of cash flow from operations. Although the recent economic downturn created challenging and unpredictable market conditions, total sales in 2010 grew approximately 8% as compared to 2009.

We believe:

•	with our markets stabilizing after the 2008 global credit crisis and the 2007-2009 U.S. recession, we are well positioned to succeed as a stand-alone, leading home and security products company;

•	as a result of our sustained strategic spending and restructuring activity during the recent economic downturn, we are well positioned for future growth;

•	our track record reflects the long-term attractiveness and potential of our categories and our leading brands; and

•	as consumer demand and the housing market improve from current lows, the benefits of operating leverage and strategic spending will help us substantially improve our profitability.

We believe our most attractive opportunities are to invest in profitable organic growth initiatives. In addition, we may invest in add-on acquisitions that leverage our existing brands and infrastructure, and we may undertake share repurchases. Both add-on acquisitions and share repurchase opportunities may be particularly attractive in the next few years given the uncertain and uneven pace of recovery in our end markets. Although we are confident in our ability to generate cash over the long-term, we do not initially expect to pay a dividend. We expect that our Board of Directors will periodically evaluate establishing a dividend.

Our Business

Home & Security products consist of branded products used for residential home repair, remodeling, new home construction, security applications and storage. We have four segments:

•	Kitchen & Bath Cabinetry. This segment manufactures custom, semi-custom and stock cabinetry for the kitchen, bath and other parts of the home.

•	Plumbing & Accessories. This segment manufactures or assembles faucets, accessories and kitchen sinks, predominantly under the Moen brand.

•

Advanced Material Windows & Door Systems. This segment manufactures fiberglass and steel entry door systems, vinyl-framed windows and patio doors and urethane millwork product lines. These products are sold under the Therma-Tru, Simonton and Fypon brands.

•

Security & Storage. This segment consists of locks, safety and security devices manufactured, sourced and distributed by Master Lock and tool storage and garage organization products manufactured by Waterloo.

The following table contains key information regarding each of these segments, including what we believe are our leadership positions:

Segment	2010 Revenue (in millions)	Percentage of Total 2010 Revenue	Leadership Position	Key Brands
Kitchen & Bath Cabinetry	$1,189	37%	#1 Kitchen & Bath Cabinetry manufacturer in North America	Aristokraft, Omega, Kitchen Craft, Schrock, Diamond, HomeCrest, Decorá, Kemper, Thomasville and Martha Stewart Living(a)

Plumbing & Accessories	$924	29%	#1 faucet brand in North America and a leader in China	Moen, Cleveland Faucet Group (CFG)

Advanced Material Windows & Door Systems	$601	18%	#1 fiberglass residential entry door brand in the U.S. and a leader in vinyl windows	Therma-Tru, Simonton, Fypon

Security & Storage	$520	16%	#1 in padlocks in North America and a leader in broader mechanical access control markets in North America and Europe	Master Lock, American Lock, Waterloo

Total	$3,234	100%

(a)	Thomasville Cabinetry is a registered trademark of Thomasville Furniture Industries, Inc, and Martha Stewart Living is a registered trademark of Martha Stewart Living Omnimedia, Inc.

Our Strategy

Build on leading business and brand positions in attractive growth and return categories. We believe that we have leading market positions and brands in many of our product categories. We believe we are the #1 kitchen and bath cabinetry manufacturer in North America and that our brands include the #1 faucet brand in North America, the #1 fiberglass residential entry door brand in the U.S. and the #1 padlock brand in North America. We are continuing to invest in targeted advertising and other strategic marketing programs aimed at enhancing brand awareness and educating consumers regarding the breadth, features and benefits of certain product lines. We also strive to leverage our brands to expand into adjacent product categories.

Continue to develop innovative products for customers, designers, installers and consumers. Sustained investments in product innovation and customer service, along with our lower cost structures, have contributed to our success in winning significant new business in the marketplace and creating consumer demand. For example, in August of 2010, we announced that we were selected as the exclusive supplier of kitchen cabinetry for the new Martha Stewart Living™ kitchens line at The Home Depot, Inc. (“The Home Depot”). This new product line offers a mix of door designs, color palettes and features in a range of styles that allows consumers to create a custom kitchen look at an affordable price. We have emerged as an industry leader in promoting energy efficiency and “green” products. Moen’s track record of continued innovation includes offerings such as a market-leading Spot Resist finish. Therma-Tru and Simonton are leveraging advanced materials to deliver products that combine aesthetic beauty and energy efficiency. Master Lock has long been an innovative leader in security products, such as the easy-to-use Speed Dial™ combination padlock, and continues to grow by entering adjacent security categories such as door hardware, commercial safety and electronic security products.

Expand in international markets. We have opportunities to expand sales by further penetrating international markets, which represented 17% of net sales in 2010. For example, Moen is expanding in China, India and South America. Kitchen Craft is a strong and growing cabinetry brand in Canada. Master Lock is expanding its presence in Europe and China, while Therma-Tru is making inroads in Canada as consumers transition from traditional entry door materials to more advanced and energy-efficient fiberglass doors. In 2010, Moen and Master Lock each increased their percentage of sales derived from markets outside the U.S. to more than 25%.

Leverage our global supply chains. We are using lean manufacturing, design-to-manufacture and distributive assembly techniques to make our supply chains more flexible and improve supply chain quality, cost, response times and asset efficiency. We view our supply chains as a strategic asset not only to support strong operating leverage when volumes recover but also to enable the profitable growth of new products, adjacent market expansion and international growth.

Enhance returns and deploy our cash flow to high-return opportunities. We believe our most attractive opportunities are to invest in profitable organic growth initiatives. In addition, we may invest in add-on acquisitions that leverage our existing brands and infrastructure, and we may undertake share repurchases. Both add-on acquisitions and share repurchase opportunities may be particularly attractive in the next few years given the uncertain and uneven pace of recovery in our end markets. Although we are confident in our ability to generate cash over the long-term, we do not initially expect to pay a dividend. We expect that our Board of Directors will periodically evaluate establishing a dividend.

Our Competitive Strengths

We believe our competitive strengths include the following:

Leading brands. We have leading brands in many of our product categories. We believe that established brands are meaningful to both consumers and trade customers in their respective categories and that we have the opportunity to, among other things, expand many of our brands into adjacent product categories and international markets.

Strategic focus on attractive categories. We believe we operate in categories that, while very competitive, are among the more attractive categories in the home products and security products industries. Some of the key characteristics that make these categories attractive in our view include the following:

•	product quality, innovation, fashion, finish, durability and functionality, which are key determinants of product selection in addition to price;

•	established brands, which are meaningful to both consumers and trade customers;

•	the opportunity to add value to a complex consumer purchasing decision with excellent service propositions, reliability of products, ease of installation and superior delivery lead times;

•

the value our products add to a home, particularly with kitchen and bath remodeling and additions, the curb appeal offered by stylish entry door systems and the energy efficiency benefits of advanced materials windows and doors;

•	favorable long-term trends that benefit the outlook for our markets over time;

•	the relatively stable demand for security products, which is more driven by events that make people feel unsafe; and

•	with respect to security, the opportunity to expand into adjacent categories and deliver value-added services when providing customized, end-to-end solutions to meet customer needs.

Supply chain flexibility and lean cost structure. During the housing downturn, which we believe began in 2006, we reduced the number of our manufacturing facilities and employees by approximately 40%, and we restructured our supply chains, while maintaining substantial supply chain flexibility and brand investment. As a result, we believe we have positioned the Company well to absorb additional volume and drive strong growth in sales, profits and cash flows as the U.S. housing market recovers from recessionary levels and demand improves. We believe our investments in lean manufacturing and productivity initiatives have resulted in supply chain flexibility and the ability to cost-effectively match demand levels that may be uneven. In addition, our supply chains and lower cost structures are creating favorable operating leverage as volumes return without sacrificing customer service levels or lead times. We believe that margin improvement will be driven predominantly by volume expansion that can be readily accommodated by additional production shifts and equipment as necessary.

Commitment to innovation. Sustained investments in innovation and customer service, along with our lower cost structures, have contributed to our success in winning new business. For example, in August of 2010, we announced that we were selected as the exclusive supplier of kitchen cabinetry for the new Martha Stewart Living™ kitchens line at The Home Depot. This new product line offers a mix of door designs, color palettes and features in a range of styles that allows consumers to create a custom kitchen look at an affordable price. We have also emerged as an industry leader in promoting energy efficiency and “green” products. Moen has introduced an extensive line of eco-friendly faucets and showerheads that carry the EPA’s WaterSense designation, and Moen was named the EPA’s WaterSense Manufacturing Partner of the Year in 2010. Moen’s track record of continuous innovation also includes offerings such as a market-leading Spot Resist finish. Therma-Tru and Simonton are leveraging advanced materials to deliver products that combine aesthetic beauty and energy efficiency. Master Lock has long been an innovative leader in security products and continues to grow by entering adjacent security categories such as door hardware, commercial safety and electronic security products.

Diverse sales end-use mix. We sell products in a variety of categories in the home products market. In addition, our exposure to changing levels of U.S. residential new home construction activity is counteracted by more stable repair-and-remodel activity, which comprises a substantial majority of the overall U.S. home products market. We also benefit from a stable market for security and storage products and international sales growth opportunities.

Diverse sales channels. We sell to a wide array of sales channels, including kitchen and bath dealers, wholesalers oriented to builders or professional remodelers and “do-it-yourself” remodeling-oriented home centers. We also sell security products to locksmiths, industrial distributors and mass merchants. We are able to leverage existing sales channels to expand into adjacent product categories. In 2010, sales to our top ten customers represented less than half of total sales.

Decentralized business model. Our business segments will continue to be focused on distinct product categories and are responsible for their own performance and will be largely unaffected by the Separation from an operational perspective. This structure enables each of our segments to independently best position itself within each category in which it competes and reinforces strong accountability for operational and financial performance. Each of our segments focuses on its unique set of consumers, customers, competitors and suppliers, while also sharing best practices.

Experienced management team. Combined, our management team has approximately 100 years of service at Fortune Brands and has a track record of strong operating performance, customer focus and product and service innovation. Our corporate office will be comprised of a majority of the corporate office employees of Fortune Brands prior to the Separation.

Our Challenges and Risks

We are subject to numerous risks as more fully described in the section of this Information Statement entitled “Risk Factors.” The challenges and risks we face in implementing our business strategies include the following:

Reliance on U.S. home improvement, repair and new construction activity levels. Approximately 70% of our 2010 net sales related to these U.S. housing activities. The timing, shape and extent of recovery in the U.S. housing market is highly uncertain and will influence our future profitability. The economy’s impact on consumer confidence and the downward pressure on home prices have increased homeowner caution about making additional home investments, such as kitchen and bath remodeling projects. In addition, further disruptions in the credit markets may limit the ability of consumers to finance home purchases and home improvements.

The new home construction market, which is generally cyclical in nature, has undergone a major downturn marked by substantial declines in the demand for new homes, an oversupply of new and existing homes and a reduction in the availability of financing for homebuyers. In addition, the high number of home mortgage foreclosures has further added to the oversupply of existing homes on the market, which has contributed to the downward pressure on both home prices and the demand for new home construction.

U.S. consumer confidence. U.S. consumer confidence is an important factor influencing our future results of operations, cash flows and financial condition. Although the major economic disruptions of the global financial markets have largely subsided, the severity and extensiveness of the downturn may continue to impact household formations, home ownership rates and consumer behavior. In addition, significant economic and consumer challenges remain, including continuing high unemployment as well as record budget deficits and levels of government debt. As a result, consumers may reduce or defer discretionary spending on their homes or trade down to lower priced products.

Commodity and energy availability and costs. We face risks associated with global commodity price volatility arising from restricted or uneven supply conditions, the expansion and volatility of demand from emerging markets, potentially unstable geopolitical and economic variables, weather and other unpredictable external factors. We buy raw materials that contain commodities such as copper, zinc, steel, glass and wood, as well as petroleum-based products such as resins. In addition, our distribution costs are impacted by the price of oil and diesel fuel. Factors including price increases for these commodities, higher costs for the energy used in making, distributing and transporting our products and unavailability of raw materials could increase the costs of our products.

Global supply chain instability. Although we have a substantial U.S. manufacturing footprint, we manufacture and source certain products from locations outside the U.S., including China and Mexico. As a result, we are subject to risks associated with potential disruption caused by changes in political, economic and social environments, including civil and political unrest, terrorism, possible expropriation, local labor conditions, changes in laws, regulations and policies of foreign governments and trade disputes with the U.S., and U.S. laws affecting activities of U.S. companies abroad, including tax laws and enforcement of contract and intellectual property rights.

The Separation

On December 8, 2010, Fortune Brands announced that its Board of Directors approved in principle a separation of its three business segments. The broad plan includes: the spin-off to stockholders of Fortune Brands’ Home & Security business into an independent, publicly-traded company; exploring the sale or spin-off of its Golf business; and the continuation of Fortune Brands as an independent, publicly-traded company focused solely on its Spirits business. Fortune Brands expects to complete the transactions by the end of 2011.

While the breadth and balance of Fortune Brands’ portfolio supported the building of three leading and profitable consumer businesses, Fortune Brands believes that each business has emerged from the economic downturn with the strength and scale to compete effectively on its own and drive even greater value as a focused business. Fortune Brands believes that separating its businesses will significantly enhance the long-term growth and return prospects of Home & Security and offer substantially greater total long-term value to stockholders. Fortune Brands believes that a focused capital structure and share ownership for each business will create even greater strategic flexibility to invest in profitable organic growth and to evaluate high-return acquisitions. In addition, dedicated management teams and boards of directors for each business will streamline operational and strategic decision-making. Lastly, as stand-alone companies dedicated to building their respective brands and outperforming their respective consumer categories, each business will be able to provide targeted equity-based incentive compensation that will be a more effective management tool to attract, motivate and retain key employees.

Questions and Answers about the Separation

The following is only a summary of the terms of the Separation. You should read the section entitled “The Separation” beginning on page [—] of this Information Statement for a more detailed description of the matters described below.

Q:	What is the Separation?

A:	The Separation is the spin-off of the Home & Security business from Fortune Brands. Once the Separation is complete, we will be an independent, publicly-traded company. The Separation is part of a larger plan to separate the three business segments of Fortune Brands such that, assuming its Golf business is sold or spun-off, Fortune Brands will continue as an independent, publicly-traded company focused solely on its Spirits business.

Q:	What is the Distribution?

A:	The Distribution is the method by which Fortune Brands will effectuate the Separation. In the Distribution, Fortune Brands will distribute to its stockholders all of the shares of Home & Security common stock that it owns. Following the Distribution, we will be an independent, publicly-traded company, and Fortune Brands will not retain any ownership interest in Home & Security. The number of shares of Fortune Brands common stock you own will not change as a result of the Distribution.

Q:	Why is Fortune Brands separating Home & Security from Fortune Brands?

A:	Fortune Brands’ Board of Directors and management believe the Separation will provide the benefits set forth under the caption “The Separation—Reasons for the Separation” beginning on page [—] of this Information Statement.

Q:	Why is the separation of the two companies structured as a distribution?

A:	Fortune Brands believes that a U.S. tax-free distribution of our shares is the most efficient way to separate Home & Security in a manner that is intended to enhance long-term value for Fortune Brands stockholders.

Q:	What will I receive in the Distribution?

A:	As a holder of Fortune Brands common stock, you will receive a dividend of one share of Home & Security common stock for each share of Fortune Brands common stock you hold on the Record Date (as defined below). Your proportionate interest in Fortune Brands will not change as a result of the Distribution. For a more detailed description, see “The Separation” beginning on page [—] of this Information Statement.

Q:	What is the record date for the Distribution, and when will the Distribution occur?

A:	The record date for the Distribution (the “Record Date”) is [—] p.m., Central Time, on [—], 2011. We expect that Wells Fargo Shareowner Services (the “Distribution Agent”) will act as distribution agent and will distribute to Fortune Brands stockholders the shares of Home & Security common stock on [—], 2011, which we refer to as the Distribution Date.

Q:	What will be distributed in the Distribution?

A:	Approximately [—] shares of Home & Security common stock will be distributed in the Distribution, based on the number of shares of Fortune Brands common stock outstanding as of [—], 2011. The actual number of shares of Home & Security common stock to be distributed will be calculated on the Record Date. The shares of Home & Security common stock to be distributed by Fortune Brands will constitute all of the shares of Home & Security common stock issued and outstanding immediately prior to the Distribution.

Q:	What are the conditions to the Distribution?

A:	The Distribution is subject to a number of conditions, including, among others, (1) the receipt of a private letter ruling from the U.S. Internal Revenue Service (“IRS”) substantially to the effect that, for U.S. federal income tax purposes, the Distribution, except for cash received in lieu of any fractional shares of our common stock, will qualify as tax-free under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”), and that certain internal transactions undertaken in anticipation of the Distribution will qualify for favorable treatment under the Code, (2) the receipt of an opinion of counsel confirming the tax-free status of the Distribution for U.S. federal income tax purposes and (3) the SEC declaring effective the registration statement of which this Information Statement forms a part. However, even if all of the conditions have been satisfied, Fortune Brands may terminate and abandon the Distribution and the related transactions at any time prior to the Distribution Date. For a more detailed description, see “The Separation—Conditions to the Distribution” beginning on page [—] of this Information Statement.

Q:	Can Fortune Brands decide to cancel the Distribution even if all of the conditions have been satisfied?

A:	Yes. The Board of Directors of Fortune Brands may, in its sole discretion and at any time prior to the Distribution Date, terminate the Distribution, even if all of the conditions to the Distribution have been satisfied. For a more detailed description, see “The Separation—Conditions to the Distribution” beginning on page [—] of this Information Statement.

Q:	What do I have to do to participate in the Distribution?

A:	No action is required on your part, but we urge you to read this document carefully. Stockholders who hold Fortune Brands common stock as of the Record Date will not be required to pay any cash or deliver any other consideration, including any shares of Fortune Brands common stock, to receive the shares of Home & Security common stock distributable to them in the Distribution. In addition, no stockholder approval of the Distribution is required or sought. We are not asking you for a vote and are not requesting that you send a proxy card.

Q:	How will Fortune Brands distribute shares of Home & Security common stock?

A:	If you are a registered stockholder (meaning you own your stock directly through an account with Fortune Brands’ transfer agent, Wells Fargo Shareowner Services (“Wells Fargo” or the “Transfer Agent”), Wells Fargo will mail you a book-entry account statement that reflects the number of shares of Home & Security common stock you own. If you own your Fortune Brands shares beneficially through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the Home & Security shares you receive in the Distribution. We will not issue physical certificates, even if requested. For a more detailed description, see “The Separation—When and How You Will Receive the Shares” beginning on page [—] of this Information Statement.

Q:	If I sell my shares of Fortune Brands common stock on or before the Distribution Date, will I still be entitled to receive shares of Home & Security common stock in the Distribution?

A:	If you sell your shares of Fortune Brands common stock on or prior to the Distribution Date, you may also be selling your right to receive shares of Home & Security common stock. For a more detailed description, see “The Separation—Trading of Common Stock after the Record Date and Prior to the Distribution Date” beginning on page [—] of this Information Statement. You are encouraged to consult with your financial advisor regarding the specific implications of selling your Fortune Brands common stock prior to or on the Distribution Date.

Q:	How will fractional shares be treated in the Distribution?

A:	No fractional shares of Home & Security common stock will be distributed in connection with the Distribution. Instead, the Distribution Agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices. The Distribution Agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to each Fortune Brands stockholder who would otherwise have been entitled to receive a fractional share in the Distribution. For a more detailed description, see “The Separation—Number of Shares You Will Receive” beginning on page [—] this Information Statement.

Q:	What are the U.S. federal income tax consequences of the Distribution to U.S. stockholders?

A:	Fortune Brands is seeking a private letter ruling from the IRS substantially to the effect that, for U.S. federal income tax purposes, the Distribution, except for cash received in lieu of any fractional shares of our common stock, will qualify as tax-free under Section 355 of the Code. We expect that the private letter ruling also will provide that certain internal transactions undertaken in anticipation of the Distribution will qualify for favorable treatment under the Code. In addition to obtaining the private letter ruling, Fortune Brands expects to receive an opinion from the law firm of McDermott Will & Emery LLP confirming the tax-free status of the Distribution for U.S. federal income tax purposes. The private letter ruling and the opinion will rely on certain facts and assumptions, and certain representations from us and Fortune Brands regarding the past and future conduct of our respective businesses and other matters. Fortune Brands’ receipt of the private letter ruling and the opinion is a condition to the Distribution.

Assuming that the Distribution qualifies under Section 355 of the Code, for U.S. federal income tax purposes no gain or loss will be recognized by Fortune Brands stockholders subject to U.S. federal income tax, except for cash received in lieu of any fractional shares of our common stock, (and no amount will be included in the income of a stockholder that is subject to U.S. federal income tax) upon the receipt of our common shares pursuant to the Distribution. However, Fortune Brands stockholders that are subject to U.S. federal income tax will recognize gain or loss with respect to any cash received in lieu of any fractional shares.

See “The Separation—Material U.S. Federal Income Tax Consequences of the Separation” beginning on page [ — ] of this Information Statement and “Risk Factors—Risks Relating to the Separation” on page [ — ] of this Information Statement for more information regarding the potential tax consequences to you of the Distribution.

Each Fortune Brands stockholder is urged to consult its tax advisor as to the specific tax consequences of the Distribution to such stockholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Q:	How will the Distribution affect my tax basis in Fortune Brands common stock?

A:	Assuming that the Distribution is tax-free to Fortune Brands stockholders, your tax basis in Fortune Brands common stock held by you immediately prior to the Distribution will be allocated between such Fortune Brands common stock and Home & Security common stock received in the Distribution in proportion to the relative fair market values of each immediately following the Distribution. See “The Separation—Material U.S. Federal Income Tax Consequences of the Separation” beginning on page [—] of this Information Statement for a more detailed description of the effects of the Distribution on your tax basis in Fortune Brands common stock and Home & Security common stock.

Q:	What if I want to sell my shares of Fortune Brands common stock or my shares of Home & Security common stock?

A:	Neither Fortune Brands nor Home & Security can make any recommendations on the purchase, retention or sale of shares. You should consult with your financial advisors, such as your stockbroker, bank or tax advisor.

If you decide to sell any shares of Fortune Brands common stock after the Record Date, but before the Distribution Date, you should make sure your broker, bank or other nominee understands whether you want to sell your Fortune Brands common stock, the Home & Security common stock you will be entitled to receive in the Distribution or both. If you sell your Fortune Brands common stock prior to the Record Date or sell your entitlement to receive shares of Home & Security common stock in the Distribution on or prior to the Distribution Date, you will not receive any shares of Home & Security common stock in the Distribution. For a more detailed description, see “The Separation—Trading of Common Stock after the Record Date and Prior to the Distribution Date” beginning on page [—] of this Information Statement.

Q:	Will Home & Security incur any debt prior to or at the time of the Distribution?

A:	Prior to the Distribution, we expect to pay a $500 million dividend to Fortune Brands. In connection with this dividend, we expect to incur approximately $500 million of debt prior to or on the Distribution Date. Our capitalization, particularly as it relates to total debt, may be impacted by whether the Golf business is sold, is spun-off or continues as a subsidiary of Fortune Brands. At December 31, 2010, we had $19.8 million of third-party debt consisting of notes payable and long-term debt. This third-party debt may also be outstanding at the Distribution Date.

Q:	Are there risks associated with owning shares of Home & Security common stock?

A:	Yes. Our business is subject to both general and specific business risks relating to its operations. Our business is also subject to risks relating to the Separation, and, following the Distribution, we will be subject to risks relating to being an independent, publicly-traded company. Accordingly, you should read carefully the information set forth in the section entitled “Risk Factors” beginning on page [—] of this Information Statement.

Q:	Will the number of Fortune Brands shares I own change as a result of the Distribution?

A:	No, the number of shares of Fortune Brands common stock you own will not change as a result of the Distribution.

Q:	What will happen to the listing of Fortune Brands common stock?

A:	After the Distribution, it is anticipated that Fortune Brands will change its name to Beam Inc., and its common stock will be continue to be traded on the New York Stock Exchange (“NYSE”) under the symbol “BEAM”.

Q:	What happens to shares of Fortune Brands preferred stock in connection with the Distribution?

A:

Shares of Fortune Brands preferred stock will not entitle the holders thereof to receive any shares of Home & Security common stock in the Distribution. However, effective immediately following the Record Date, the conversion rate applicable to shares of Fortune Brands preferred stock will be increased to a new conversion rate determined by multiplying the conversion rate in effect immediately prior to the Record Date by a fraction, the numerator of which is the “current market price” per share of Fortune Brands common stock on the Record Date and the denominator of which is the “current market price” per share of Fortune Brands common stock less the fair market value of one share of Home & Security common stock, as determined by the Fortune Brands board of directors. For these purposes, “current market price” is defined as the average of the daily closing prices of shares of Fortune Brands common stock for the 30 consecutive business days beginning 45 business days before the Record Date.

Q:	Does Home & Security intend to pay cash dividends?

A:	We presently intend to retain future earnings, if any, to finance our business. As a result, we do not currently expect to pay any cash dividends. The declaration and amount of future dividends will be determined from time to time by our Board of Directors and will depend on our financial condition, earnings, capital requirements, legal requirements, regulatory constraints, industry practice and any other factors that our Board of Directors believes are relevant. For a more detailed description, see “The Separation—Dividends” on page [—] of this Information Statement.

Q:	Will Home & Security common stock trade on a stock market?

A:	Currently, there is no public market for our common stock. Subject to the consummation of the Distribution, we intend to list our common stock on the NYSE under the symbol “FBHS”. We cannot predict the trading prices for our common stock when such trading begins. We anticipate that trading in shares of Home & Security common stock will begin on a when-issued basis on or shortly before the Record Date and will continue up to and including the Distribution Date. The term when-issued means that shares can be traded prior to the time shares are actually available or issued. On the first trading day following the Distribution Date, any when-issued trading in respect of our common stock will end and regular way trading in shares of Home & Security common stock will begin. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day after the date of trade. If trading begins on a when-issued basis, you may purchase or sell Home & Security common stock up to and including the Distribution Date, but your transaction will not settle until after the Distribution Date. For more information regarding regular way trading and when-issued trading, see “The Separation—Trading of Common Stock after the Record Date and Prior to the Distribution Date” beginning on page [—] of this Information Statement.

Q:	What will happen to Fortune Brands stock options, restricted stock units and performance share awards in connection with the Separation?

A:	We expect that outstanding equity awards at the time of the Separation will be treated as follows:

Unvested Stock Options.  Except as provided below, we expect that unvested Fortune Brands options that are outstanding on the Distribution Date and held by any individual who is employed by Home & Security immediately following the Separation (each, a “Home & Security Employee”) will be converted into options to purchase shares of Home & Security common stock (“Home & Security options”), without any substantial changes to the original terms and conditions of the Fortune Brands options except as appropriate to preserve their intrinsic value following the Separation. We do not expect that any changes will be made with respect to unvested Fortune Brands options held by any individual who is employed by Fortune Brands immediately following the Separation (each, a “Remaining Employee”) other than appropriate adjustments to preserve their intrinsic value following the Separation. We expect that any unvested options held by persons who are identified prior to the Distribution Date as employees who will retire or be involuntarily terminated as a result of the Separation will be treated as described in “Vested Stock Options” below and will vest at the time of termination.

Vested Stock Options.  We expect that each vested Fortune Brands option that is outstanding on the Distribution Date will be adjusted as appropriate to preserve its intrinsic value following the Separation. In addition, we expect that holders of vested Fortune Brands options on the Distribution Date will both retain their vested Fortune Brands options and receive one vested Home & Security option for each such Fortune Brands option held on the Distribution Date. All such Fortune Brands and Home & Security options will be on substantially the same terms and conditions of the original Fortune Brands options except as appropriate to preserve their intrinsic value following the Separation, with service with Home & Security counting as service with Fortune Brands.

Restricted Stock Units.  We expect the treatment of Fortune Brands restricted stock units (“Fortune Brands RSUs”) that are outstanding on the Distribution Date to depend on the status of the holder. We expect that Fortune Brands RSUs held by Home & Security Employees on the Distribution Date will convert into Home & Security restricted stock units (“Home & Security RSUs”) in a manner that preserves the value of the award following the Separation. We also expect that Fortune Brands RSUs held by Remaining Employees on the Distribution Date will be adjusted to preserve the value of the award following the Separation. However, notwithstanding the foregoing, we expect that any persons who are identified prior to the Distribution Date as employees who will retire or be involuntarily terminated as a result of the Separation will both retain their Fortune Brands RSUs and receive one Home & Security RSU for each Fortune Brands RSU held by such person on the Distribution Date. After the Distribution Date, the Fortune Brands RSUs and Home & Security RSUs will be subject to substantially the same terms and conditions as the original Fortune Brands RSUs.

Performance Share Awards. We expect that any performance share awards that are outstanding on the Distribution Date will be converted into Home & Security RSUs, to the extent such awards are held by Home & Security Employees, or Fortune Brands RSUs, to the extent such awards are held by Remaining Employees. We expect that the number of restricted stock units will be determined by reference to each outstanding performance share award and will be determined based upon actual Fortune Brands performance from the start of the performance period through the Distribution Date and assuming target performance for the remainder of the performance period. We also expect that the restricted stock units will have a vesting period beginning on the Distribution Date and ending on the last day of the performance period of the award used to determine the number of restricted stock units granted.

Q:	What will be the relationship between Fortune Brands and Home & Security following the Distribution?

A:	After the Distribution, Fortune Brands will not own any shares of Home & Security common stock, and each of Home & Security and Fortune Brands will be independent, publicly-traded companies with their own management and boards of directors. However, in connection with the Separation, we are entering into a number of agreements with Fortune Brands that will govern the Distribution and allocate responsibilities for obligations arising before and after the Separation, including, among others, obligations relating to employees, taxes and certain liabilities. Fortune Brands and Home & Security will enter into Transition Services Agreements, which will provide for the provision of certain transitional services by Fortune Brands to Home & Security, and vice versa. For a more detailed description, see “Certain Relationships and Related Party Transactions—Agreements with Fortune Brands, Inc.” beginning on page [—] of this Information Statement.

Q:	Will the Distribution of Home & Security common stock affect the market price of Fortune Brands common stock?

A:

We expect the trading price of shares of Fortune Brands common stock immediately following the Distribution to be lower than immediately prior to the Distribution because its trading price will no longer reflect the value of the Home & Security business. Furthermore, until the market has fully analyzed the value of Fortune Brands without the Home & Security business, the price of shares of Fortune Brands common stock may fluctuate. There can be no assurance that, following the Distribution, the combined value of the common stock of Fortune Brands and the common stock of Home & Security will equal or exceed what the value of Fortune Brands common stock would have been in the absence of the Distribution.

Q:	Will I have appraisal rights in connection with the Distribution?

A:	No. Holders of Fortune Brands common stock are not entitled to appraisal rights in connection with the Distribution.

Q:	Whom can I contact for more information regarding Home & Security and the Distribution?

A:	If you have questions relating to the mechanics of the Distribution, you should contact the Distribution Agent at:

Fortune Brands, Inc.

c/o Wells Fargo Shareowner Services

P.O. Box 64874

St. Paul, MN 55164-0874

Phone: (800) 225-2719

Before the Distribution, if you have questions relating to the Distribution, you should contact Fortune Brands at:

Investor Relations

Fortune Brands, Inc.

520 Lake Cook Road

Deerfield, IL 60015

Phone: [                ]

After the Distribution, if you have any questions relating to Home & Security, you should contact us at:

Investor Relations

Fortune Brands Home & Security, Inc.

520 Lake Cook Road

Deerfield, IL 60015

Phone: [                ]

After the Distribution, the transfer agent and registrar for our common stock will be:

Wells Fargo Shareowner Services

P.O. Box 64874

St. Paul, MN 55164-0874

Phone: (800) 225-2719

Summary of the Separation

The following is a summary of the material terms of the Distribution and other related transactions. Please see “The Separation” for a more detailed description of the matters below.

Distributing Company	Fortune Brands, Inc., a Delaware corporation. After the Separation, Fortune Brands, Inc. will not own any shares of Home & Security common stock, and it is anticipated that Fortune Brands, Inc. will change its name to Beam Inc.

Distributed Company	Fortune Brands Home & Security, Inc., a Delaware corporation, is a wholly owned subsidiary of Fortune Brands that immediately before the Distribution will hold, through its subsidiaries, all of the assets and liabilities of Fortune Brands’ Home & Security business. After the Distribution, Home & Security will be an independent, publicly-traded company.

Distributed Securities	Fortune Brands will distribute all of the shares of Home & Security common stock owned by Fortune Brands, which will be 100% of Home & Security common stock issued and outstanding immediately prior to the Distribution. Based on the approximately [—] shares of Fortune Brands common stock outstanding on [—], and applying the distribution ratio of one share of Home & Security common stock for each share of Fortune Brands common stock, approximately [—]shares of Home & Security common stock will be distributed to Fortune Brands stockholders who hold Fortune Brands common stock as of the Record Date.

Record Date	The Record Date is [—], 2011.

Distribution Date	The Distribution Date is [—], 2011.

Distribution Ratio	Each holder of Fortune Brands common stock will receive one share of Home & Security common stock for each share of Fortune Brands common stock held on the Record Date. Please note that if you sell your shares of Fortune Brands common stock on or before the Distribution Date, the buyer of those shares may, in certain circumstances, be entitled to receive the shares of Home & Security common stock distributed on the Distribution Date. See “The Separation—Trading of Common Stock after the Record Date and Prior to the Distribution Date” beginning on page [—] of this Information Statement for more detail.

Fractional Shares

The Distribution Agent will not distribute any fractional shares of Home & Security common stock to Fortune Brands stockholders. Instead, the Distribution Agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds, net of brokerage fees and other costs, from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the Distribution. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares will be taxable to the recipient stockholders as described in “The Separation—Material U.S. Federal Income Tax Consequences of the Separation” beginning on page [—] of this Information Statement.

Distribution Procedures	On the Distribution Date, the Distribution Agent will distribute the shares of Home & Security common stock by crediting those shares to book-entry accounts established by the Transfer Agent for persons who were stockholders of Fortune Brands as of the Record Date. Shares of Home & Security common stock will be issued only in book-entry form. No paper stock certificates will be issued. You will not be required to make any payment or surrender or exchange your shares of Fortune Brands common stock or take any other action to receive your shares of Home & Security common stock. However, as discussed below, if you sell shares of Fortune Brands common stock in the “regular way” market between the Record Date and the Distribution Date, you will be selling your right to receive the associated shares of Home & Security common stock in the Distribution. Registered stockholders will receive additional information from the Transfer Agent shortly after the Distribution Date. Beneficial stockholders will receive additional information from their brokers, banks or other nominees.

Trading Prior to or on the Distribution Date	It is anticipated that, beginning shortly before the Record Date, and continuing until the Distribution Date, shares of Fortune Brands common stock will trade in two markets on the NYSE, a regular way market and an ex-distribution market. Investors will be able to purchase shares of Fortune Brands common stock without the right to receive shares of Home & Security common stock in the ex-distribution market for Fortune Brands common stock. Any holder of Fortune Brands common stock who sells Fortune Brands common stock in the regular way market on or before the Distribution Date will also be selling the right to receive shares of Home & Security common stock in the Distribution. You are encouraged to consult with your financial advisor regarding the specific implications of selling shares of Fortune Brands common stock prior to or on the Distribution Date. For a more detailed description, see “The Separation—Trading of Common Stock after the Record Date and Prior to the Distribution Date” beginning on page [—] of this Information Statement.

Trading Market and Symbol

Subject to consummation of the Distribution, we intend to list our common stock on the NYSE under the symbol “FBHS”. We cannot predict the trading prices for our common stock when such trading begins. We anticipate that trading in shares of Home & Security common stock will begin on a when-issued basis on or shortly before the Record Date and will continue up to and including the Distribution Date. On the first trading day following the Distribution Date, any when-issued trading in respect of our common stock will end and regular way trading in shares of Home & Security common stock will begin. If trading begins on a when-issued basis, you may purchase or sell Home & Security common stock up to and including the Distribution Date, but your transaction will not settle until after the Distribution Date. For more information regarding regular way trading and when-issued trading, see the section entitled “The Separation—Trading of Common Stock after the Record Date and Prior to the Distribution Date “ beginning on page [—] of this Information Statement.

Relationship with Fortune Brands after the Distribution	After the Distribution, Fortune Brands will not own any shares of Home & Security common stock, and each of Home & Security and Fortune Brands will be independent, publicly-traded companies with their own management and boards of directors. However, in connection with the Separation, we are entering into a number of agreements with Fortune Brands that will govern the Distribution and allocate responsibilities for obligations arising before and after the Separation, including, among others, obligations relating to employees, taxes and certain liabilities. In addition, we will enter into Transition Services Agreements pursuant to which Fortune Brands and Home & Security will provide certain transition services to each other on an interim basis. For a more detailed description, see “Certain Relationships and Related-Party Transactions—Agreements with Fortune Brands, Inc.” beginning on page [—] of this Information Statement.

Conditions to the Distribution	We expect that the Distribution will be effective on [—], 2011, provided that the conditions set forth under the caption “The Separation—Conditions to the Distribution” have been satisfied or waived in Fortune Brands’ sole and absolute discretion. However, even if all of the conditions have been satisfied, Fortune Brands may terminate and abandon the Distribution and the related transactions at any time prior to the Distribution Date.

Risk Factors	Home & Security’s business is subject to both general and specific business risks relating to its operations. Home & Security’s business is also subject to risks relating to the Separation, and, following the Separation, we will be subject to risks relating to being an independent, publicly-traded company. Accordingly, you should read carefully the section entitled “Risk Factors” beginning on page [—] of this Information Statement.

U.S. Federal Income Tax Consequences

The Distribution is conditioned on the receipt by Fortune Brands, of (i) certain tax rulings substantially to the effect that, for U.S. federal income tax purposes, the Distribution, except for cash received in lieu of any fractional shares of Home & Security common stock, will qualify as tax-free under Section 355 of the Code, and that certain internal transactions undertaken in anticipation of the Distribution will qualify for favorable treatment under the Code and (ii) an opinion of counsel confirming the tax-free status of the Distribution, in each case satisfactory to the Board of Directors of Fortune Brands.

Assuming the Distribution qualifies under Section 355 of the Code, for U.S. federal income tax purposes no gain or loss will be recognized by Fortune Brands stockholders subject to U.S. federal income tax, and no amount will be included in such stockholders’ taxable income (other than with respect to cash received in lieu of fractional shares), as a result of the Distribution. You should, however, consult your own tax advisor as to the particular tax consequences to you. For a more detailed description, see “The Separation—Material U.S. Federal Income Tax Consequences of the Separation” beginning on page [—] of this Information Statement.

Selected Financial Data

The following selected financial data reflect the consolidated operations of Home & Security and its subsidiaries. We derived the consolidated operating data for the years ended December 31, 2010, 2009 and 2008, and the consolidated balance sheet data as of December 31, 2010 and 2009, as set forth below, from Home & Security’s audited consolidated financial statements, which are included elsewhere in this Information Statement. We derived the consolidated operating data for the three months ended March 31, 2011 and 2010, and for the years ended December 31, 2007 and 2006, and the consolidated balance sheet data as of March 31, 2011, and as of December 31, 2008, 2007 and 2006, from Home & Security’s unaudited consolidated financial statements prepared based on underlying financial records, which were derived from the financial records of Fortune Brands. In management’s opinion, the unaudited consolidated financial statements have been prepared on substantially the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the consolidated financial information for the periods presented. The historical results do not necessarily indicate the results expected for any future period.

The selected consolidated financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page [—] of this Information Statement, “Capitalization” on page [—], “Unaudited Pro Forma Consolidated Financial Statements” beginning on page [—], and the financial statements and accompanying notes included elsewhere in this Information Statement.

Fortune Brands has historically provided financing, cash management and treasury services to the Company. The Company’s U.S. cash balances have historically been swept by Fortune Brands on a daily basis, and the Company has historically received funding from Fortune Brands for the Company’s operating and investing cash needs. Cash transferred to and from the Company is recorded in the form of loans from or to Fortune Brands in the accompanying audited consolidated financial statements. We expect these relationships to cease immediately prior to the Distribution Date and that all intercompany loans payable by the Company to Fortune Brands, and all intercompany loans receivable from Fortune Brands to Home & Security, will be capitalized immediately prior to the Distribution Date.

	Quarters Ended March 31,		Years Ended December 31,
(In millions, except per share amounts)	2011	2010	2010	2009	2008	2007	2006
	unaudited
Income statement data
Net sales	$714.8	$698.7	$3,233.5	$3,006.8	$3,759.1	$4,550.9	$4,694.2
Cost of products sold	506.0	479.8	2,182.4	2,104.3	2,541.6	3,005.6	2,983.9
Amortization of intangible assets	3.7	4.1	15.7	16.1	32.9	34.6	29.8
Selling, general and administrative expenses	200.1	202.3	839.6	815.2	869.3	960.8	1,001.6
Restructuring charges	0.3	0.4	8.0	21.8	49.5	70.2	16.9
Asset impairment charges	—	—	—	—	848.4	—	—

Operating income (loss)	4.7	12.1	187.8	49.4	(582.6)	479.7	661.9
Related party interest expense, net	22.7	28.6	116.0	84.9	127.1	187.7	168.7
Net income (loss) attributable to Home & Security	(12.4)	(14.1)	57.2	(41.9)	(641.9)	153.1	328.2
Basic and diluted earnings (loss) per share	(12,439)	(14,058)	57,223	(41,877)	(641,931)	153,078	328,229
Pro forma unaudited basic and diluted (loss) earnings per share(a)	(0.08)		0.37

	Quarters Ended March 31,		Years Ended December 31,
(In millions, except per share amounts)	2011	2010	2010	2009	2008	2007	2006

Other data
Depreciation and amortization	24.8	26.9	111.6	131.1	143.0	150.4	134.8
Cash flow from operating activities	(67.9)	(61.8)	138.9	269.3	297.2	338.9	483.8
Capital expenditures	(10.0)	(7.2)	(58.3)	(43.3)	(57.0)	(75.0)	(128.2)
Proceeds from the disposition of assets	0.1	—	2.6	11.3	14.4	19.5	11.0
Dividends per share	—	—	—	—	187,051	338,951	324,039

	As of March 31		As of December 31
(In millions, except per share amounts)	2011	2010	2010	2009	2008	2007	2006
Balance sheet data
Total assets	3,712.7	4,102.3	$4,259.4	$4,191.2	$4,274.1	$5,432.2	$5,750.7
Short-term loans to Fortune Brands (included in total assets above)(b)	55.1	456.9	572.8	524.6	431.7	373.8	540.5
Short-term loans from Fortune Brands(b)	73.0	—	—	—	—	—	—
Long-term loans from Fortune Brands(b)	41.4	3,254.9	3,214.0	3,224.9	3,376.2	3,411.5	3,548.0
Third party long-term debt	16.8	16.8	16.8	23.9	23.9	28.9	28.9
Total invested capital(c)	2,691.0	2,654.6	2,606.1	2,566.0	2,794.1	3,786.7	3,864.2

(a)

Pro forma common shares outstanding was calculated using the total number of Fortune Brands basic shares outstanding as of March 31, 2011 and December 31, 2010 because Home & Security shares will be issued on a one-for-one basis. Pro forma common shares outstanding were increased by dilutive shares outstanding.

(b)

All loans to/from Fortune Brands will be capitalized immediately prior to the Distribution Date. In 2007, approximately, $1 billion of long-term payables to Fortune Brands were settled and converted to short-term payables.

(c)	Total invested capital consists of equity and short-term and long-term debt, including loans payable to Fortune Brands, net of loans receivable from Fortune Brands.

RISK FACTORS

Our business, the Separation and our common stock are subject to a number of risks and uncertainties. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Information Statement. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our business, the Separation and our common stock. This Information Statement also contains forward-looking statements that involve risks and uncertainties. You should carefully read the section entitled “Cautionary Statement Concerning Forward-Looking Statements” on page [—] of this Information Statement.

If any of the following events occur, our results of operations, cash flows and financial condition could be materially adversely affected, and the trading price of our common stock could materially decline.

Risks Relating to Our Business

Our business primarily relies on North American home improvement, repair and new home construction activity levels, all of which are impacted by risks associated with fluctuations in the housing market.

Our business primarily relies on home improvement, repair and new home construction activity levels, principally in North America. The decline and continued instability in the North American housing market has adversely affected these activities. Low levels of consumer confidence and the downward pressure on home prices have made homeowners hesitant to make additional investments in their homes, such as kitchen and bath remodeling projects. Further, disruptions in the credit markets have limited the ability of consumers to finance home purchases and home improvements. The new home construction market, which is generally cyclical in nature, has undergone a major downturn marked by substantial declines in the demand for new homes, an oversupply of new and existing homes on the market, and a reduction in the availability of financing for homebuyers. In addition, the high number of home mortgage foreclosures has further added to the oversupply of existing homes held for sale, which has contributed to the sustained downward pressure on home prices as well as the demand for new home construction.

Although we continue to believe that the long-term outlook for the home products markets is favorable, we cannot predict the timing, strength, or shape of a recovery. In addition, the withdrawal of U.S. government programs supporting demand for home products (e.g., first time home buyer tax credit, the energy tax credit and the distressed mortgage buying programs, and sustained U.S. government purchases of U.S. treasuries) has decreased demand and, at least in the short term, negatively impacted the housing recovery. As a result, depressed consumer spending on home improvements and new home construction have adversely affected, and may continue to adversely affect, our results of operations, cash flows and financial condition.

Consumers may have been adversely impacted long-term by the global economic recession, economic and housing challenges may continue and a recovery may be slow or may not occur at all, adversely impacting our results of operations, cash flows and financial condition.

Stable economic conditions, including strong employment, consumer confidence and credit availability, are important not only to the basic health of our consumer markets, but also to our own results of operations, cash flows and financial condition. While the major economic disruptions of the global financial markets have largely subsided, consumers may have been impacted adversely long-term by the severity and extensiveness of the decline they experienced and household formation and home ownership rates may be adversely impacted as a result. In addition, significant economic and consumer challenges remain, including sustained high unemployment, low consumer confidence, record budget deficits and levels of government debt, and fragile credit and housing markets. As a result, consumers’ trading down to lower priced products and increased focus on value may endure long-term despite a recovery in demand, and consumers may even choose to reduce discretionary spending further or price consciousness may intensify or delay or decrease home ownership and household formation as well as cause a shift in demand to smaller, less expensive homes, including from single-family to multi-family housing. These factors may adversely impact our results of operations, cash flows and financial condition. In addition, such a prolonged global economic downturn may also adversely impact our access to long-term capital markets, result in increased interest rates on our corporate debt, and weaken operating cash flow and liquidity. Decreased cash flow and liquidity could potentially impact our ability to pay dividends, fund acquisitions and repurchase shares in the future.

We operate in very competitive consumer and trade brand categories.

The home products market is very competitive. Competition is further intensified during economic downturns. Although we believe that competition in our businesses is based largely on product quality, consumer and trade brand reputation, customer service and product features, as well as fashion, innovation and ease of installation, price is a significant factor for consumers as well as our trade customers. Price sensitive customers may be more likely to trade down to lower-priced products during challenging economic times or if economic conditions worsen. In addition, some of our competitors may resort to price competition to sustain market share and manufacturing capacity utilization. Also, certain large customers continue to offer private-label brands that compete with some of our product offerings as a lower-cost alternative. The strong competition that we face in all of our businesses may adversely affect our profitability and revenue levels adversely affecting our results of operations, cash flows and financial condition.

We may not successfully develop new products or improve existing products.

Our success depends on meeting consumer needs and anticipating changes in consumer preferences with successful new products and product improvements. We aim to introduce products and new or improved production processes proactively to offset obsolescence and decreases in sales of existing products. While we devote significant focus to the development of new products, we may not be successful in product development, and our new products may not be commercially successful. In addition, it is possible that competitors may either improve more rapidly or effectively, which could adversely affect our sales. Furthermore, market demand may decline as a result of consumer preferences trending away from our categories or trending down within our brands or product categories, which could adversely impact our results of operations, cash flows and financial condition.

Risks associated with our ability to improve organizational productivity and global supply chain efficiency and flexibility could adversely affect our results of operations, cash flows and financial condition.

We regularly evaluate our organizational productivity and global supply chains and assess opportunities to reduce costs and enhance quality. We strive to enhance quality, speed and flexibility to meet changing and uncertain market conditions as well as manage cost inflation, including wages, pension and medical costs. Our success depends in part on refining our cost structure and supply chains to promote a consistently flexible and low cost supply chain that can respond to market pressures to protect profitability and cash flow or ramp up quickly and effectively to meet demand. Failure to achieve the desired level of quality, capacity or cost reductions could impair our results of operations, cash flows and financial condition. Despite our efforts to control costs and reduce production in our facilities, increased competition could still cause lower operating margins and profitability, negatively impacting our results of operations, cash flows and financial condition.

Risks associated with global commodity and energy availability and price and volatility as well as the possibility of sustained inflation could adversely affect our results of operations, cash flows and financial condition.

We are exposed to risks associated with global commodity price volatility arising from restricted or uneven supply conditions, the sustained expansion and volatility of demand from emerging markets, potentially unstable geopolitical and economic variables, weather and other unpredictable external factors. We buy raw materials that contain commodities such as copper, zinc, steel, glass, wood, and petroleum-based products such as resins. In addition, our distribution costs are significantly impacted by the price of oil and diesel fuel. Decreased availability and increased or volatile prices for these commodities, as well as energy used in making, distributing and transporting our products, could increase the costs of our products. While in the past we have been able to mitigate the impact of these cost increases through productivity improvements and passing on increasing costs to our customers over time, there is no assurance that we will be able to offset such cost increases in the future, and the risk of potentially sustained high levels of inflation could adversely impact our results of operations, cash flows and financial condition. While we may use derivative contracts to limit our short-term exposure to commodity price volatility, the exposures under these contracts could still be material to our results of operations, cash flows and financial condition. In addition, in periods of declining commodity prices, these derivative contracts may have the short-term effect of increasing our expenditures for these raw materials.

Continued consolidation of our customers could adversely affect our results of operations, cash flows and financial condition.

The consolidation of customers in both the United States and Canada has increased the size and importance of individual customers and creates risk of exposure to potential volume loss. Furthermore, larger customers have greater leverage and can better control the prices we receive for our products and services, our costs of doing business with them and the terms and conditions on which we do business. The loss of certain larger customers could have a material adverse effect on our results of operations, cash flows and financial condition.

Our failure to attract and retain qualified personnel could adversely affect our results of operations, cash flows and financial condition.

Our success depends in part on the efforts and abilities of qualified personnel at all levels, including our senior management team and other key employees. Their motivation, skills, experience, contacts and industry knowledge significantly benefit our operations and administration. The failure to attract, motivate and retain members of our senior management team and key employees could have a negative effect on our results of operations, cash flows and financial conditions.

Risks associated with potential strategic acquisitions could adversely affect our results of operations, cash flows and financial condition.

We consider acquisitions and joint ventures as a means of enhancing shareholder value. Acquisitions and joint ventures involve risks and uncertainties, including difficulties integrating acquired companies and operating joint ventures; difficulties retaining the acquired businesses’ customers and brands; the inability to achieve the expected financial results and benefits of transactions; the loss of key employees from acquired companies; implementing and maintaining consistent standards, controls, policies and information systems; and diversion of management’s attention from other business matters. Future acquisitions could cause us to incur additional debt or issue shares, resulting in dilution in earnings per share and return on capital.

We manufacture, source and sell products internationally and are exposed to risks associated with doing business globally.

We manufacture, source or sell our products in a number of locations throughout the world, including the United States, Canada, Mexico, China and Europe. Accordingly, we are subject to risks associated with potential disruption caused by changes in political, economic and social environments, including civil and political unrest, terrorism, possible expropriation, local labor conditions, changes in laws, regulations and policies of foreign governments and trade disputes with the U.S., and U.S. laws affecting activities of U.S. companies abroad, including tax laws and enforcement of contract and intellectual property rights. While we hedge certain foreign currency transactions, a change in the value of the currencies will impact our financial statements when translated into U.S. dollars. In addition, fluctuations in currency can adversely impact the cost position in local currency of our products, making it more difficult for us to compete. Our success will depend, in part, on our ability to effectively manage our businesses through the impact of these potential changes.

Changes in government and industry regulatory standards could adversely affect our results of operations, cash flows and financial condition.

Government regulations pertaining to health and safety (including protection of employees as well as consumers) and environmental concerns continue to emerge, domestically as well as internationally. In addition to having to comply with current requirements (including requirements that do not become effective until a future date), even more stringent requirements could be imposed on our products or processes in the future. Compliance with these regulations (such as the restrictions on lead content in plumbing products and on volatile organic compounds and formaldehyde emissions that are applicable to many of our businesses) may require us to alter our manufacturing and installation processes and our sourcing. Such actions could increase our capital expenditures and adversely impact our results of operations, cash flows and financial condition, and our inability to effectively and timely meet such regulations could adversely impact our competitive position.

The inability to secure and protect our intellectual property rights could negatively impact revenues and brand reputation.

We have many patents, trademarks, brand names and trade names that are important to our business. Unauthorized use of these intellectual property rights may not only erode sales of our products, but may also cause significant damage to our brand name and reputation, interfere with our ability to effectively represent the Company to our customers, contractors and suppliers and increase litigation costs. There can be no assurance that our efforts to protect our brands and trademark rights will prevent violations. In addition, existing patent, trade secret and trademark laws offer only limited protection, and the laws of some countries in which our products are or may be developed, manufactured or sold may not fully protect our intellectual property from infringement by others. Furthermore, others may assert intellectual property infringement claims against us or our customers.

Our businesses rely on the performance of wholesale distributors, dealers and other marketing arrangements and could be adversely affected by poor performance or other disruptions in our distribution channels and customers.

We rely on a distribution network comprised of consolidating customers. Any disruption to the existing distribution channels could adversely affect our results of operations, cash flows and financial condition. The consolidation of distributors or the financial instability or default of a distributor or one of its major customers could potentially cause such a disruption. In addition to our own sales force, we offer our products through a variety of third-party distributors, representatives and retailers. Certain of our distributors, representatives or retailers may also market other products that compete with our products. The loss or termination of one or more of our major distributors, representatives or retailers, the failure of one or more of our distributors or representatives to effectively promote our products, or changes in the financial or business condition of these distributors or representatives could affect our ability to bring products to market.

Our postretirement benefit-related costs and funding requirements could increase as a result of volatility in the financial markets, changes in interest rates and actuarial assumptions.

Increases in the costs of medical and pension benefits may continue and negatively affect our business as a result of: increased usage of medical benefits by current and retired employees and medical cost inflation in the United States; the effect of potential declines in the stock and bond markets on the performance of our pension plan assets; potential reductions in the discount rate used to determine the present value of our benefit obligations; and changes in law and accounting standards that may increase the funding of, and the expense reflected for, employee benefits.

Risks associated with the disruption of operations could adversely affect our results of operations, cash flows and financial condition.

We manufacture a significant portion of the products we sell. Any prolonged disruption in our operations, whether due to technical or labor difficulties, lack of raw material or component availability, destruction of or damage to any facility (as a result of natural disasters, fires and explosions, use and storage of hazardous materials or other events) or other reasons, could negatively impact our profitability and competitive position and adversely affect our results of operations, cash flows and financial condition.

The inability to obtain raw materials and finished goods in a timely manner from suppliers would adversely affect our ability to manufacture and market our products.

We purchase raw materials to be used in manufacturing our products and also rely on third-party manufacturers as a source for finished goods. We typically do not enter into long-term contracts with our suppliers or sourcing partners. Instead, most raw materials and sourced goods are obtained on a “purchase order” basis. In addition, in some instances we maintain single-source or limited-source sourcing relationships, either because multiple sources are not available or the relationship is advantageous due to performance, quality, support, delivery, capacity or price considerations. Financial, operating or other difficulties encountered by our suppliers or sourcing partners or changes in our relationships with them could result in manufacturing or sourcing interruptions, delays and inefficiencies, and prevent us from manufacturing or obtaining the finished goods necessary to meet customer demand. If we are unable to meet customer demand, there could be an adverse effect on our results of operations, cash flows and financial condition.

Future tax law changes or the interpretation of existing tax laws may materially impact our effective income tax rate and the resolution of unrecognized tax benefits.

Our businesses are subject to income taxation in the U.S. as well as internationally. It is possible that future income tax legislation may be enacted that could have a material adverse impact on our worldwide income tax provision. We are routinely audited by income tax authorities in many jurisdictions. Although we believe that the recorded tax estimates are reasonable and appropriate, there are significant uncertainties in these estimates. As a result, the ultimate outcome from any audit could be materially different from amounts reflected in our income tax provisions and accruals. Future settlements of income tax audits may have a material adverse effect on earnings between the period of initial recognition of tax estimates in our financial statements and the point of ultimate tax audit settlement.

Potential liabilities and costs from claims and litigation could adversely affect our results of operations, cash flows and financial condition.

We are, from time to time, involved in various claims, litigation matters and regulatory proceedings that arise in the ordinary course of our business and which could have a material adverse effect on us. These matters may include contract disputes, intellectual property disputes, personal injury claims, warranty disputes, environmental claims or proceedings, other tort claims, employment and tax matters and other proceedings and litigation, including class actions. It is not possible to predict the outcome of pending or future litigation, and, as with any litigation, it is possible that some of the actions could be decided unfavorably and could have a material adverse effect on our results of operations, cash flows and financial condition.

We are subject to product safety regulations, recalls and direct claims for product liability that can result in significant liability and, regardless of the ultimate outcome, can be costly to defend. As a result of the difficulty of controlling the quality of products or components sourced from other manufacturers, we are exposed to risks relating to the quality of such products and to limitations on our recourse against such suppliers. Increasingly, homebuilders, including our customers, are subject to construction defect and home warranty claims in the ordinary course of their business. Our contractual arrangements with these customers typically include the agreement to indemnify them against liability for the performance of our products or services or the performance of other products that we install. These claims, often asserted several years after completion of construction, frequently result in lawsuits against the homebuilders and many of their subcontractors, including us, and require us to incur defense costs even when our products or services are not the principal basis for the claims.

An impairment in the carrying value of goodwill or other acquired intangible assets could negatively affect our results of operations and financial condition.

The carrying value of goodwill represents the fair value of acquired businesses in excess of identifiable assets and liabilities as of the acquisition date. The carrying value of other intangible assets represents the fair value of trademarks, tradenames and other acquired intangible assets as of the acquisition date. Goodwill and other acquired intangible assets expected to contribute indefinitely to our cash flows are not amortized, but must be evaluated for impairment by our management at least annually. We evaluate the recoverability of goodwill by estimating the future cash flows of the reporting units to which the goodwill relates, and then discount the future cash flows at a market-participant-derived weighted-average cost of capital. If the carrying value exceeds the implied fair value of goodwill, the goodwill is considered impaired and is reduced to fair value via a non-cash charge to earnings. If the carrying value of an indefinite-lived intangible asset is greater than its fair value, the intangible asset is considered impaired and is reduced to fair value via a non-cash charge to earnings. Events and conditions that could result in further impairments include contractions in the North American housing market and a change in the timing and pace of the recovery from the recent global recession. In addition, further impairment could be caused by changes in the consumer categories in which we operate, increased competition, a significant product liability or intellectual property claim or other factors leading to reduction in expected long-term sales or profitability. If the value of goodwill or other acquired intangible assets is impaired, our results of operations and financial condition could be adversely affected.

We are subject to credit risk on our accounts receivable.

Our outstanding trade receivables are generally not covered by collateral or credit insurance. While we have procedures to monitor and limit exposure to credit risk on our trade and non-trade receivables, there can be no assurance that such procedures will effectively limit our credit risk and avoid losses, which could have a material adverse effect on our results of operations, cash flows and operating results. In addition, it is possible that continued weak economic conditions may cause significantly higher levels of customer defaults and bad debt expense in future periods than is contemplated by our current allowances for doubtful accounts.

Provisions in our amended and restated certificate of incorporation and bylaws and of Delaware law may prevent or delay an acquisition of us, even if that change may be considered beneficial by some of our stockholders.

The existence of some provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law may discourage a future takeover attempt not approved by our Board of Directors but which our stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. These provisions include but are not limited to a classified board of directors with three-year staggered terms, the right of our Board of Directors to issue preferred stock without stockholder approval, no stockholder ability to fill director vacancies, elimination of the rights of our stockholders to act by written consent and call special stockholder meetings, super-majority vote requirements for certain amendments to our certificate of incorporation and stockholder proposals for amendments to our bylaws, prohibiting stockholders from removing directors other than “for cause” and rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings.

In addition, following the Separation, we will be subject to Section 203 of the Delaware General Corporation Law, which may have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging takeover attempts that might result in a premium over the market price for shares of our common stock.

We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our Board of Directors and by providing our Board of Directors with more time to assess any acquisition proposal. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our Board of Directors determines is not in our best interests or the best interests of our stockholders.

Risks Relating to the Separation

There can be no assurance that we will have access to the capital markets on terms acceptable to us.

From time to time we may need to access the long-term and short-term capital markets to obtain financing. Although we believe that the sources of capital in place at the time of the Distribution will permit us to finance our operations for the foreseeable future on acceptable terms and conditions, our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including, but not limited to: (1) our financial performance, (2) our credit ratings or absence of a credit rating, (3) the liquidity of the overall capital markets and (4) the state of the economy, including the housing market. There can be no assurance, particularly as a new company with no credit rating, that we will have access to the capital markets on terms acceptable to us.

If the Distribution, together with certain related transactions, were to fail to qualify as tax-free for U.S. federal income tax purposes, then we, Fortune Brands and our stockholders could be subject to significant tax liability.

Fortune Brands has requested a private letter ruling from the IRS substantially to the effect that, among other things, the distribution of our common stock in the Distribution qualifies as tax-free under Section 355 of the Code, except for cash received in lieu of fractional shares of our stock. We expect the private letter ruling will also provide that certain internal transactions undertaken in anticipation of the Distribution will qualify for favorable treatment under the Code. In addition to obtaining the private letter ruling, Fortune Brands expects to receive an opinion from the law firm of McDermott Will & Emery LLP confirming the tax-free status of the Distribution. Fortune Brands’ receipt of the private letter ruling and the opinion is a condition to the completion of the Distribution. The private letter ruling and the opinion will rely on certain facts and assumptions, and certain representations from us and Fortune Brands regarding the past and future conduct of our respective businesses and other matters. Notwithstanding the private letter ruling and the opinion, the IRS could determine on audit that the Distribution or the internal transactions should be treated as taxable transactions if it determines that any of these facts, assumptions, representations or undertakings is not correct or has been violated, or that the Distribution or the internal transactions should be taxable for other reasons, including as a result of a significant change in stock or asset ownership after the Distribution. If the Distribution ultimately is determined to be taxable, the Distribution could be treated as a taxable dividend or capital gain to you for U.S. federal income tax purposes, and you could incur significant U.S. federal income tax liabilities. In addition, Fortune Brands would recognize gain in an amount equal to the excess of the fair market value of shares of our common stock distributed to Fortune Brands stockholders on the Distribution Date over Fortune Brands tax basis in such shares of our common stock.

In addition, under the terms of the Tax Allocation Agreement that we intend to enter into in connection with the Distribution, in the event that the Distribution or the internal transactions (as described under “Certain Relationships and Related Party Transactions—Agreements with Fortune Brands, Inc.” beginning on page [ — ] of this Information Statement) were determined to be taxable and such determination was the result of actions taken after the Distribution by us, any of our affiliates or our stockholders, we would be responsible for all taxes imposed on Fortune Brands as a result thereof. Such tax amounts could be significant.

We may be unable to achieve some or all of the benefits that we expect to achieve as an independent, publicly-traded company.

By separating from Fortune Brands there is a risk that we may be more susceptible to market fluctuations and other adverse events than we would have otherwise been while were we still a part of Fortune Brands. As part of Fortune Brands, we were able to enjoy certain benefits from Fortune Brands’ operating diversity borrowing leverage and available capital for investments, which benefits will no longer be available to us after we separate from Fortune Brands.

As an independent, publicly-traded company, we believe that our businesses will benefit from, among other things, sharpened focus on the financial and operational resources of our specific business, allowing our management to design and implement corporate strategies and policies that are based primarily on the business characteristics and strategic decisions of our businesses. We anticipate this will allow us to respond more effectively to industry dynamics and to allow us to create effective incentives for our management and employees that are more closely tied to our business performance. However, we may not be able to achieve some or all of the expected benefits.

We have no operating history as an independent, publicly-traded company, and our historical and pro forma financial statements are not necessarily representative of the results we would have achieved as an independent, publicly-traded company and may not be reliable indicators of our future results.

The historical and pro forma financial statements included in this Information Statement do not necessarily reflect the results of operations, cash flows and financial condition that we would have achieved as an independent, publicly-traded company during the periods presented or those that we will achieve in the future, primarily as a result of the following factors:

•

Historically, our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, have been financed by Fortune Brands. Fortune Brands has historically managed and retained cash we have generated. Following completion of the Separation, Fortune Brands will not be providing us with funds to finance our working capital or other cash requirements. Without the opportunity to obtain financing from Fortune Brands, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, and such arrangements may not be available to us or available on terms that are as favorable as those we could have obtained when we were part of Fortune Brands.

Prior to the Separation, our business was operated by Fortune Brands as part of its broader corporate organization, rather than as an independent company. Fortune Brands has historically performed various corporate functions for us, including, but not limited to, tax administration, treasury activities, accounting, legal, ethics and compliance program administration, investor and public relations, certain governance functions (including internal audit) and external reporting. Our historical and pro forma financial statements reflect allocations of corporate expenses from Fortune Brands for these and similar functions. These allocations may be more or less than the comparable expenses we would have incurred had we operated as an independent, publicly traded company.

•	Other significant changes may occur in our cost structure, management, financing and business operations as a result of our operation as a company separate from Fortune Brands.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the Distribution. If we are unable to achieve and maintain effective internal controls, our results of operations, cash flows and financial condition could be materially adversely affected.

Our financial results previously were included within the consolidated results of Fortune Brands, and we believe that our reporting and control systems were appropriate for those of subsidiaries of a public company. However, we were not directly subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result of the Distribution, we will be directly subject to reporting and other obligations under the Exchange Act. Beginning with our annual report on Form 10-K for the fiscal year ending December 31, 2012, we will be required to comply with Section 404 of the Sarbanes Oxley Act of 2002, which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm. These reporting and other obligations will place significant demands on our management and administrative and operational resources, including accounting resources. To comply with these requirements, we may need to upgrade our systems, including information technology and implement additional financial and management controls, reporting systems and procedures. We expect to incur additional annual expenses related to these steps, and those expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology systems and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We might not be able to engage in desirable strategic transactions and equity issuances following the Distribution because of certain restrictions relating to requirements for tax-free distributions.

Our ability to engage in significant equity transactions could be limited or restricted after the Distribution in order to preserve, for U.S. federal income tax purposes, the tax-free nature of the Distribution by Fortune Brands. Even if the Distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, it may result in corporate level taxable gain to Fortune Brands under Section 355(e) of the Code if 50% or more, by vote or value, of shares of our stock or Fortune Brands’ stock are acquired or issued as part of a plan or series of related transactions that includes the Separation. Any acquisitions or issuances of our stock or Fortune Brands’ stock within two years after the Distribution are generally presumed to be part of such a plan, although we or Fortune Brands may be able to rebut that presumption.

To preserve the tax-free treatment to Fortune Brands of the Distribution, under the Tax Allocation Agreement that we will enter into with Fortune Brands, we will be prohibited from taking or failing to take any action that prevents the Distribution and related transactions from being tax-free. Further, for the two-year period following the Distribution, without obtaining the consent of Fortune Brands, a private letter ruling from the IRS or an unqualified opinion of a nationally recognized law firm, we may be prohibited from:

•	approving or allowing any transaction that results in a change in ownership of more than a specified percentage of our common stock,

•	a redemption of equity securities,

•	a sale or other disposition of a specified percentage of our assets,

•	an acquisition of a business or assets with equity securities to the extent one or more persons would acquire in excess of a specified percentage of our common stock or

•	engaging in certain internal transactions.

These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. Moreover, the Tax Allocation Agreement will also provide that we are responsible for any taxes imposed on Fortune Brands or any of its affiliates as a result of the failure of the Distribution or the internal transactions to qualify for favorable treatment under the Code if such failure is attributable to certain actions taken after the Distribution by or in respect of us, any of our affiliates or our stockholders.

Certain of the contracts to be transferred or assigned to us in connection with the Separation contain provisions requiring the consent of a third party to such transfer. If such consent is not obtained, we may not be entitled to the benefit of such contracts in the future.

In connection with our Separation from Fortune Brands, a number of contracts with customers, suppliers, landlords and other third parties are to be assigned by Fortune Brands or its affiliates to us. However, some of these contracts require the contractual counterparty’s consent to such an assignment. Similarly, in some circumstances, we are joint beneficiaries of contracts, and we will need to enter into a new agreement with the third party to replicate the contract or assign the portion of the contract related to our business. It is possible that some parties may use the requirement of a consent to seek more favorable contractual terms from us. If we are unable to obtain such consents on commercially reasonable and satisfactory terms, we may be unable to obtain the benefits, assets and contractual commitments that are intended to be allocated to us as part of our Separation from Fortune Brands.

The indemnification arrangements we enter into with Fortune Brands in connection with the Separation may require us to divert cash to satisfy indemnification obligations to Fortune Brands and may not be sufficient to cover the full amount of losses for which Fortune Brands indemnifies us.

Pursuant to the Separation and Distribution Agreement, the Indemnification Agreement and certain other agreements, Fortune Brands will agree to indemnify us from certain liabilities and we will agree to indemnify Fortune Brands for certain liabilities, as discussed further in the sections entitled “Certain Relationships and Related Party Transactions—Agreements with Fortune Brands, Inc. beginning on page [—] of this Information Statement.

A court could deem the Distribution to be a fraudulent conveyance and void the transaction or impose substantial liabilities upon us.

A court could deem the Distribution or certain internal restructuring transactions undertaken by Fortune Brands in connection with the Separation to be a fraudulent conveyance or transfer. Fraudulent conveyances or transfers are defined to include transfers made or obligations incurred with the actual intent to hinder, delay or defraud current or future creditors or transfers made or obligations incurred for less than reasonably equivalent value when the debtor was insolvent, or that rendered the debtor insolvent, inadequately capitalized or unable to pay its debts as they become due. A court could void the transactions or impose substantial liabilities upon us, which could adversely affect our results of operations, cash flows and financial condition. Among other things, the court could require our stockholders to return to Fortune Brands, for the benefit of its creditors, some or all of the shares of our common stock issued in the Distribution, or require us to fund liabilities of other companies involved in the restructuring transaction. Whether a transaction is a fraudulent conveyance or transfer under applicable state law may vary depending upon the jurisdiction whose law is being applied.

Until the Distribution occurs, Fortune Brands has the sole discretion to change the terms of the Distribution in ways that may be unfavorable to us.

Until the Distribution occurs, Fortune Brands will have the sole and absolute discretion to determine and change the terms of the Distribution, including the establishment of the Record Date and Distribution Date. These changes could be unfavorable to us. In addition, Fortune Brands may decide at any time not to proceed with the Distribution.

After the Separation, certain of our directors and officers may have actual or potential conflicts of interest because of their equity ownership in Fortune Brands, and certain of our directors may have actual or potential conflicts of interest because they also serve on the Board of Directors of Fortune Brands.

Because of their current or former positions with Fortune Brands, following the Separation, certain of our directors and executive officers may own shares of Fortune Brands common stock or options to acquire shares of Fortune Brands common stock, and the individual holdings may be significant for some of these individuals compared to their total assets. This ownership may create, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for Fortune Brands and us.

For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between Fortune Brands and us regarding the terms of the agreements governing the Separation and the relationship thereafter between the companies.

Risks Relating to Our Common Stock

There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of our shares may fluctuate significantly.

There is currently no public market for our common stock. It is anticipated that on or prior to the Record Date for the Distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including through the Distribution Date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the Distribution or be sustained in the future. The lack of an active trading market may make it more difficult for you to sell our shares and could lead to our share price being depressed or more volatile.

We cannot predict the prices at which our common stock may trade after the Distribution. The market price of our common stock may fluctuate significantly, depending upon many factors, some of which may be beyond our control, including:

•	a shift in our investor base;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating results;

•	success or failure of our business strategy;

•	our ability to obtain financing as needed;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in laws and regulations affecting our business;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock after the Distribution;

•	changes in earnings estimates by securities analysts or our ability to meet our earnings guidance;

•	the operating and stock price performance of other comparable companies; and

•	overall market fluctuations and general economic conditions.

Stock markets in general have also experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could negatively affect the trading price of our common stock.

Substantial sales of common stock may occur in connection with this Distribution, which could cause our stock price to decline.

The shares of our common stock that Fortune Brands distributes to its stockholders generally may be sold immediately in the public market. Although we have no actual knowledge of any plan or intention on the part of any holder of 5% or more of the outstanding shares of Fortune Brands to sell our common stock on or after the Record Date, it is possible that some Fortune Brands stockholders, will sell our common stock received in the Distribution for reasons such as our business profile or market capitalization as an independent company not fitting their investment objectives or because our common stock is not included in certain indices after the

Distribution. The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock.

Your percentage ownership in us may be diluted in the future.

Your percentage ownership in us may be diluted in the future because of equity awards that we expect to grant to our directors, officers and employees and because of adjustments being made to outstanding Fortune Brands equity awards in connection with the Separation. We intend to establish equity incentive plans that will provide for the grant of common stock-based equity awards to our directors, officers and employees. In addition, we may issue equity as all or part of the consideration paid for acquisitions and strategic investments we may make in the future.

We currently do not expect to pay any cash dividends in the short term.

All decisions regarding our payment of dividends will be made by our Board of Directors from time to time in accordance with applicable law. There can be no assurance that we will have sufficient surplus under Delaware law to be able to pay any dividends. This may result from extraordinary cash expenses, actual expenses exceeding contemplated costs, funding of capital expenditures or increases in reserves. If we do not pay dividends, the price of our common stock that you receive in the Distribution must appreciate for you to receive a gain on your investment. This appreciation may not occur. Further, you may have to sell some or all of your shares of our common stock in order to generate cash flow from your investment.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Information Statement contains certain “forward-looking statements” regarding business strategies, market potential, future financial performance and other matters. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward-looking in nature and not historical facts. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is based on the current plans and expectations of our management. Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those indicated in such statements. These factors include those listed under “Risk Factors” beginning on page [—] of this Information Statement.

The forward-looking statements included in this document are made as of the date of this Information Statement and, except pursuant to any obligations to disclose material information under the federal securities laws, we undertake no obligation to update, amend or clarify any forward-looking statements to reflect events, new information or circumstances occurring after the date of this Information Statement.

THE SEPARATION

Background

On [—], 2011, Fortune Brands announced that its Board of Directors had approved the distribution of our common stock to holders of Fortune Brands common stock as of the Record Date. On the Distribution Date, holders of Fortune Brands common stock will receive one share of Home & Security common stock for each share of Fortune Brands common stock held at the close of business on the Record Date. Stockholders who are entitled to receive shares of Home & Security common stock in the Distribution will not be required to pay any cash or deliver any other consideration, including any shares of Fortune Brands common stock, to receive shares of Home & Security common stock in the Distribution.

The Distribution as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. We cannot provide any assurances that the Distribution will be completed. For a more detailed description of these conditions, see the caption entitled “Conditions to the Distribution” beginning on page [—] of this Information Statement.

Reasons for the Separation

The Fortune Brands Board of Directors regularly reviews the businesses that comprise Fortune Brands to ensure that Fortune Brands’ resources are being put to use in a manner that is in the long-term interests of Fortune Brands and its stockholders. While the breadth and balance of Fortune Brands’ portfolio supported the building of three leading and profitable consumer businesses, Fortune Brands believes that each business has emerged from the economic downturn with the strength and scale to compete effectively on its own and drive even greater value as focused businesses. Fortune Brands believes that separating its businesses will significantly enhance the long-term growth and return prospects of Home & Security and offer substantially greater total long-term value to its stockholders. Fortune Brands believes that focused capital structures and share ownership will create even greater strategic flexibility for us to invest in profitable organic growth and to evaluate high-return acquisitions. In addition, a dedicated management team and board of directors will streamline our operational and strategic decision-making. Lastly, as a stand-alone company dedicated to building our brands and outperforming our markets, we will be able to provide targeted equity-based incentive compensation that will be a more effective management tool to attract, motivate and retain key employees.

In determining whether to effect the Separation, the Fortune Board also considered the costs and risks associated with the transaction. Notwithstanding these costs and risks, the Fortune Board determined that, for the reasons stated above, the Separation provides the separated companies with certain opportunities and benefits that could enhance shareholder value.

Conversion of Fortune Brands Home & Security LLC Prior to the Distribution

Prior to the effective date of the registration statement on Form 10 of which this Information Statement is a part, Fortune Brands Home & Security LLC will be converted from a Delaware limited liability company to a Delaware corporation and will change its name to Fortune Brands Home & Security, Inc. Following the Distribution, Fortune Brands will continue as a publicly traded company. It is anticipated that, following the Separation, Fortune Brands will change its name to “Beam Inc.” We refer to this and other Separation-related steps in this Information Statement as the internal transactions. For more information, see the description of the internal transactions in “Certain Relationship and Related Party Transactions—Agreements with Fortune Brands” beginning on page [—] of this Information Statement.

When and How You Will Receive Home & Security Shares

Fortune Brands will distribute to its stockholders, on a one-to-one basis, all of the shares of our common stock on the Distribution Date to holders of Fortune Brands common stock as of the Record Date. Fortune

Brands’ transfer agent, Wells Fargo Shareowner Services, will serve as transfer agent and registrar for the Home & Security common stock and as distribution agent in connection with the Distribution. If you are entitled to receive shares of Home & Security common stock in the Distribution, the common stock will be issued to your account as follows:

•

Registered stockholders. If you own your shares of Fortune Brands common stock directly, either through an account with Fortune Brands’ transfer agent or if you hold paper stock certificates, you will receive your shares of Home & Security common stock by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording share ownership where no physical share certificates are issued to stockholders, as is the case in the Distribution.

•

“Street name” or beneficial stockholders. Most Fortune Brands stockholders hold their shares of Fortune Brands common stock beneficially through a broker, bank or other nominee. In such cases, the broker, bank or other nominee is said to hold the stock in “street name,” and ownership is recorded on the books of the bank, broker or other nominee. If you hold your Fortune Brands common stock through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the shares of Home & Security common stock that you are entitled to receive in the Distribution. If you have any questions concerning the mechanics of having shares of common stock held in “street name,” we encourage you to contact your broker, bank or other nominee.

Holders of Fortune Brands common stock are not being asked to take any action in connection with the Separation or the Distribution. No stockholder approval of the Separation or the Distribution is required or is being sought. We are not asking you for a proxy, and we request that you not send us a proxy. You are also not being asked to surrender any of your shares of Fortune Brands common stock for shares of Home & Security common stock. The number of outstanding shares of Fortune Brands common stock will not change as a result of the Distribution.

Number of Shares You Will Receive

•	Common shares. On the Distribution Date, Fortune Brands will distribute one share of Home & Security common stock for each share of Fortune Brands common stock outstanding as of the Record Date.

•

Fractional shares. Fortune Brands stockholders will not receive fractional shares of Home & Security common stock in the Distribution. Instead, all fractional shares of Home & Security’s common stock will be aggregated into whole shares and sold in the open market at prevailing market prices by the Distribution Agent. The Distribution Agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to both registered holders and beneficial holders who would otherwise have been entitled to receive a fractional share of Home & Security common stock in the Distribution. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders as described in the section “The Separation—Material U.S. Federal Income Tax Consequences of the Separation” beginning on page [—] of this Information Statement

•	Preferred shares. No shares of Home & Security preferred stock will be distributed with respect to any outstanding shares of Fortune Brands common stock.

Treatment of Equity-Based Compensation

The following discussion describes the expected treatment of Fortune Brands equity awards in connection with the Separation and is subject to approval of the Board of Directors of Fortune Brands. The different types of awards listed below are described in further detail in the Compensation Discussion & Analysis section of this Information Statement, beginning on page [ — ]. The post-Separation treatment of a person’s award is expected to depend on the type of award, whether the award is vested or unvested, whether the person is an active employee of Fortune Brands or Home & Security immediately following the Separation and whether the person will be an employee of Fortune Brands or Home & Security immediately following the Separation. For purposes of this discussion, a “Remaining Employee” refers to an individual who is employed by Fortune Brands immediately following the Separation, and “Home & Security Employee” refers to an individual who is employed by Home & Security immediately following the Separation, regardless of such individual’s employer immediately prior to the Separation. We expect that the treatment described below would become effective as of the Distribution Date.

Stock Options

We expect the treatment of options to purchase shares of Fortune Brands common stock (“Fortune Brands options”) that are outstanding on the Distribution Date to depend on whether the Fortune Brands options are vested and the status of the holder.

Unvested stock options. Except as provided below, we expect that unvested Fortune Brands options that are outstanding on the Distribution Date and held by Home & Security Employees will be converted into options to purchase shares of Home & Security common stock (“Home & Security options”), without any substantial changes to the original terms and conditions of the Fortune Brands options except as appropriate to preserve their intrinsic value following the Separation. We do not expect that any changes will be made with respect to unvested Fortune Brands options held by Remaining Employees other than appropriate adjustments to preserve their intrinsic value following the Separation. We expect that any unvested options held by persons who are identified prior to the Distribution date as employees who will retire or be involuntarily terminated as a result of the Separation will be treated as described in “Vested Stock Options” below and will vest at the time of termination.

Vested stock options. We expect that each vested Fortune Brands option that is outstanding on the Distribution Date will be adjusted as appropriate to preserve its intrinsic value following the Separation. In addition, we expect that holders of vested Fortune Brands options on the Distribution Date will both retain their vested Fortune Brands options and receive one vested Home & Security option for each such Fortune Brands option held on the Distribution Date. All such Home & Security options will be on substantially the same terms and conditions as the original Fortune Brands options except as appropriate to preserve their intrinsic value following the Separation, with service with Home & Security counting as service with Fortune Brands.

Restricted Stock Units

We expect the treatment of Fortune Brands restricted stock units (“Fortune Brands RSUs”) that are outstanding on the Distribution Date to depend on the status of the holder. We expect that Fortune Brands RSUs held by Home & Security Employees on the Distribution Date will convert into Home & Security restricted stock units (“Home & Security RSUs”) in a manner that preserves the value of the award following the Separation and that such Home & Security RSUs will be on substantially the same terms and conditions as the original Fortune Brands RSUs. We also expect that Fortune Brands RSUs held by Remaining Employees on the Distribution Date will be adjusted to preserve the value of the award following the Separation but otherwise will remain unchanged. However, notwithstanding the foregoing we expect that persons who are identified prior to the Distribution date as employees who will retire or be involuntarily terminated as a result of the Separation, will both retain their Fortune Brands RSUs and receive one Home & Security RSU for each Fortune Brands RSU held by such person on the Distribution Date.

Performance Share Awards

We expect that any performance share awards that are outstanding on the Distribution Date will be converted into Home & Security RSUs, to the extent such awards are held by Home & Security Employees, or Fortune Brands RSUs, to the extent such awards are held by Remaining Employees. We expect that the number of restricted stock units will be determined by reference to each outstanding performance share award and will be based upon actual Fortune Brands Performance from the start of the performance period through the Distribution Date and will assume target performance for the remainder of the performance period. We also expect that the restricted stock units will have a vesting period beginning on the Distribution Date and ending on the last day of the performance period of the award used to determine the number of restricted stock units granted.

Transferability of Shares You Receive

The shares of Home & Security common stock distributed to Fortune Brands stockholders will be freely transferable, except for shares received by persons who may be deemed to be our “affiliates” under the Securities Act of 1933, as amended (the “Securities Act”). Persons who may be deemed to be our affiliates after the Separation generally include individuals or entities that control, are controlled by or are under common control with us and may include directors and certain officers or principal stockholders of Home & Security. Our affiliates will be permitted to sell their shares of Home & Security common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Rule 144.

Material U.S. Federal Income Tax Consequences of the Separation

The following is a summary of the material U.S. federal income tax consequences to Fortune Brands and to the holders of shares of Fortune Brands common stock in connection with the Separation. This summary is based on the Code, the Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available as of the date of this Information Statement and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is limited to holders of shares of Fortune Brands common stock that are U.S. Holders, as defined immediately below. A U.S. Holder is a beneficial owner of Fortune Brands common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary also does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	persons who acquired shares of Fortune Brands common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	stockholders who own, or are deemed to own, at least 10% or more, by voting power or value, of Fortune Brands equity;

•	holders owning Fortune Brands common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	holders who are subject to the alternative minimum tax; or

•	persons that own Fortune Brands common stock through partnerships or other pass-through entities.

This summary does not address the U.S. federal income tax consequences to Fortune Brands stockholders who do not hold shares of Fortune Brands common stock as a capital asset. Moreover, this summary does not address any state, local or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds shares of Fortune Brands common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the tax consequences of the Distribution.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE DISTRIBUTION.

Fortune Brands is seeking a private letter ruling from the IRS substantially to the effect that, for U.S. federal income tax purposes, the Distribution, except for cash received in lieu of fractional shares of our common stock, will qualify as tax-free under Section 355 of the Code. We expect the private letter ruling will also provide that certain internal transactions undertaken in anticipation of the Distribution will qualify for favorable treatment under the Code.

In addition to obtaining the private letter ruling, Fortune Brands expects to receive an opinion from the law firm of McDermott Will & Emery LLP confirming the tax-free status of the Distribution. The receipt by Fortune Brands of the private letter ruling and the opinion are a condition to the Distribution.

Assuming the Distribution qualifies under Section 355 of the Code, for U.S. federal income tax purposes:

•	no gain or loss will be recognized by Fortune Brands as a result of the Distribution;

•

no gain or loss will be recognized by, or be includible in the income of, a holder of Fortune Brands common stock, solely as a result of the receipt of Home & Security common stock in the Distribution, except with respect to any cash received in lieu of fractional shares;

•

the aggregate tax basis of the shares of Fortune Brands common stock and shares of Home & Security common stock in the hands of Fortune Brands stockholders immediately after the Distribution will be the same as the aggregate tax basis of the shares of Fortune Brands common stock held by the holder immediately before the Distribution, allocated between the shares of Fortune Brands common stock and shares of Home & Security common stock, including any fractional share interest for which cash is received, in proportion to their relative fair market values immediately following the Distribution;

•

the holding period with respect to shares of Home & Security common stock received by Fortune Brands stockholders will include the holding period of their shares of Fortune Brands common stock, provided that such shares of Fortune Brands common stock are held as a capital asset immediately following the Distribution; and

•

a Fortune Brands stockholder who receives cash in lieu of a fractional share of Home & Security common stock in the Distribution will be treated as having sold such fractional share for cash and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such stockholder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the stockholder’s holding period for its shares of Fortune Brands common stock exceeds one year.

Although the private letter ruling generally will be binding on the IRS, it will be based on certain facts and assumptions, and certain representations and undertakings, from us and Fortune Brands that certain conditions that are necessary to obtain tax-free treatment under the Code have been satisfied. Furthermore, the IRS will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under the Code. Rather, a private letter ruling is based on representations by Fortune Brands and us that these conditions have been or will be satisfied, and any inaccuracy in such representations could invalidate the ruling. The opinion that Fortune Brands expects to receive from McDermott Will & Emery LLP will address all of the requirements necessary for the Distribution to obtain tax-free treatment under the Code and will be based on certain facts and assumptions, and certain representations and undertakings, from us and Fortune Brands. An opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or any court. We cannot assure you that the IRS will agree with the conclusions expected to be set forth in the opinion, and it is possible that the IRS or another tax authority could adopt a position contrary to one or all of those conclusions and that a court could sustain that contrary position. If any of the facts, representations, assumptions or undertakings described or made in connection with the ruling or the McDermott Will & Emery LLP opinion are not correct, are incomplete or have been violated, the private letter ruling could be revoked retroactively or modified by the IRS, and our ability to rely on the opinion of counsel could be jeopardized. We are not aware of any facts or circumstances, however, that would cause these facts, representations or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect.

If, notwithstanding the conclusions that we expect to be included in the private letter ruling and the opinion, it is ultimately determined that the Distribution does not qualify as tax-free for U.S. federal income tax purposes, then Fortune Brands would recognize gain in an amount equal to the excess of the fair market value of Home & Security common stock distributed to Fortune Brands stockholders on the Distribution Date over Fortune Brands’ tax basis in such shares.

In addition, if the Distribution were not to qualify as tax-free for U.S. federal income tax purposes, each Fortune Brands stockholder that is subject to U.S. federal income tax and who receives shares of Home & Security common stock in the Distribution could be treated as receiving a distribution in an amount equal to the fair market value of our common stock that was distributed to the stockholder, which generally would be taxed as a dividend to the extent of the stockholder’s pro rata share of Fortune Brands’ current and accumulated earnings and profits and then treated as a non-taxable return of capital to the extent of the stockholder’s basis in the Fortune Brands stock and finally as capital gain from the sale or exchange of Fortune Brands stock.

Even if the Distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, it may result in corporate level taxable gain to Fortune Brands under Section 355(e) of the Code if 50% or more, by vote or value, of our stock or Fortune Brands’ stock is acquired or issued as part of a plan or series of related transactions that includes the Distribution. For this purpose, any acquisitions or issuances of Fortune Brands’ stock within two years before the Distribution, and any acquisitions or issuances of Home & Security stock or Fortune Brands stock within two years after the Distribution are generally presumed to be part of such a plan, although we or Fortune Brands may be able to rebut that presumption. We are not aware of any acquisitions or issuances of Fortune Brands’ stock within the two years before the Distribution that would be considered to occur as part of a plan or series of related transactions that includes the Distribution. If an acquisition or issuance of our stock or Fortune Brands stock triggers the application of Section 355(e) of the Code, Fortune Brands would recognize taxable gain as described above and such gain would be subject to U.S. federal income tax.

Market for Our Common Stock

There is currently no public market for our common stock. A condition to the Distribution is the listing of our common stock on the NYSE. We are in the process of applying to list Home & Security common stock on the NYSE and expect to list under the ticker symbol “FBHS”.

Beginning on or shortly before the Record Date and continuing up to and including the Distribution Date, we expect that there will be a when-issued market in our common stock. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for shares of Home & Security common stock that will be distributed to Fortune Brands stockholders on the Distribution Date. If you own shares of Fortune Brands common stock as of the Record Date, you will be entitled to shares of our common stock distributed pursuant to the Distribution. You may trade this entitlement to shares of Home & Security common stock, without trading the shares of Fortune Brands common stock you own, on the when-issued market. On the first trading day following the Distribution Date, when-issued trading with respect to Home & Security common stock will end and regular way trading will begin. “Regular way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction.

Trading of Common Stock after the Record Date and Prior to the Distribution

Beginning on or shortly before the Record Date and continuing up to and including the Distribution Date, we expect that there will be two markets in Fortune Brands common stock: a regular way market and an ex-distribution market. Shares of Fortune Brands common stock that trade on the regular way market will trade with an entitlement to receive shares of Home & Security common stock distributed pursuant to the Distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of Home & Security common stock distributed pursuant to the Distribution. Therefore, if you sell shares of Fortune Brands common stock in the regular way market after the close of business on the Record Date and up to and including the Distribution Date, you will be selling your right to receive shares of Home & Security common stock in the Distribution. If you own shares of Fortune Brands common stock at the close of business on the Record Date and sell those shares on the ex-distribution market, up to and including the Distribution Date, you will still receive the shares of Home & Security common stock that you would be entitled to receive pursuant to your ownership of the shares of Fortune Brands common stock.

Results of the Separation

After the Separation we will be an independent, publicly-traded company. Immediately following the Distribution, we expect to have approximately [—] stockholders of record, based on the number of registered stockholders of Fortune Brands common stock on [—], 2011, and approximately [—] shares of Home & Security common stock outstanding. The actual number of shares to be distributed will be determined on the Record Date and will reflect any exercise of Fortune Brands options and the vesting of Fortune Brands RSUs at any time prior to the Record Date.

We will enter into a Separation and Distribution Agreement and several other agreements with Fortune Brands to effect the Separation and Distribution and provide a framework for our relationship with Fortune Brands after the Separation. Shortly before the Distribution, we and Fortune Brands will also enter into Transition Services Agreements, an Employee Matters Agreement, an Indemnification Agreement and certain other agreements. We cannot assure you that these agreements are or will be on terms as favorable to us or to Fortune Brands as agreements with unaffiliated third parties. For more information, see the section entitled “Certain Relationships and Related Party Transactions—Agreements with Fortune Brands, Inc.” beginning on page [—] of this Information Statement.

The Distribution will not affect the number of outstanding shares of Fortune Brands common stock or any rights of holders of Fortune Brands common stock. However, the Distribution will affect the conversion rate applicable to outstanding shares of Fortune Brands preferred stock. Effective immediately following the Record Date, the conversion rate applicable to shares of Fortune Brands preferred stock will be increased to a new conversion rate determined by multiplying the conversion rate in effect immediately prior to the Record Date by a fraction, the numerator of which is the “current market price” per share of Fortune Brands common stock on the Record Date and the denominator of which is the “current market price” per share of Fortune Brands common stock less the fair market value of one share of Home & Security common stock, as determined by the

Fortune Brands Board of Directors. For these purposes “current market price” is defined as the average of the daily closing prices of shares of Fortune Brands common stock for the 30 consecutive business days beginning 45 business days before the Record Date.

Conditions to the Distribution

We expect that the Separation will be effective on the Distribution Date, provided that the following conditions have been satisfied or waived by Fortune Brands:

•	the Board of Directors of Fortune Brands has authorized and approved the Distribution;

•

Fortune Brands has received a private letter ruling from the IRS (which has not been revoked or modified in any material respect), in form and substance satisfactory to Fortune Brands, substantially to the effect that the Distribution, except to the extent of cash received in lieu of fractional shares, will qualify as tax-free under Section 355 of the Code, and that certain internal transactions undertaken in anticipation of the Distribution will qualify for favorable treatment under the Code;

•

Fortune Brands has received an opinion of McDermott Will & Emery LLP, counsel to Fortune Brands (or other nationally recognized tax counsel), in form and substance satisfactory to Fortune Brands, confirming the tax-free status of the Distribution for U.S. federal income tax purposes;

•

an independent financial advisory firm acceptable to Fortune Brands, in its sole and absolute discretion, has delivered an opinion to Fortune Brands confirming the solvency and adequacy of capital of Home & Security and Fortune Brands, and such opinions have not been withdrawn or rescinded;

•

Fortune Brands and Home & Security have prepared and Home & Security, to the extent required under applicable law, has filed with the SEC any such documentation that Fortune Brands determines, in its sole and absolute discretion, is necessary or desirable to effectuate the Distribution and the other transactions contemplated by the Separation and Distribution Agreement, and each party has obtained all necessary approvals from the SEC;

•

Fortune Brands and Home & Security have received all permits, registrations and consents required under the securities or “blue sky” laws of states or other political subdivisions of the United States or of applicable foreign jurisdictions in connection with the Distribution;

•

the SEC has declared effective our registration statement on Form 10, of which this Information Statement is a part, under the Exchange Act and our registration statement on Form S-8 registering shares of Home & Security common stock subject to Home & Security equity-based awards to be issued under the Securities Act, and no stop order suspending the effectiveness of our registration statements on Form 10 or Form S-8 is in effect or, to the knowledge of Fortune Brands or Home & Security, threatened by the SEC;

•

Fortune Brands and Home & Security has prepared, and Fortune Brands has mailed to the holders of record of Fortune Brands common stock, such information concerning Home & Security, our business, operations and management, the Distribution and such other matters as Fortune Brands determines in its sole and absolute discretion is appropriate and as may otherwise be required by law;

•	the NYSE has approved our common stock for listing, subject to official notice of issuance;

•

Fortune Brands and Home & Security have received all material permits, registrations, clearances, approvals and consents from governmental authorities and third persons necessary to effect the Distribution and to permit the operation of our business after the Distribution Date;

•

no order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution or any of the transactions related thereto, is in effect, and no other event outside the control of Fortune Brands has occurred or failed to occur that prevents the consummation of the Distribution or any of the transactions related thereto;

•

Fortune Brands and Home & Security have entered into certain conveyancing instruments and the Employee Matters Agreement, the Indemnification Agreement, the Tax Allocation Agreement and the Transition Services Agreement; and

•

no other events or developments have occurred that, in the judgment of the Fortune Brands Board of Directors, in its sole and absolute discretion, makes it inadvisable to effect the Distribution or any of the transactions contemplated by the Separation and Distribution Agreement.

The fulfillment of the foregoing conditions will not create any obligation on the part of Fortune Brands to effect the Distribution, and the Board of Directors of Fortune Brands may terminate the Separation and Distribution Agreement and the Distribution at any time prior to the Distribution. The Board of Directors of Fortune Brands may waive any of these conditions in its sole and absolute discretion.

Dividends

In the short term, we do not expect to pay any cash dividends. All decisions regarding our payment of dividends will be made by our Board of Directors from time to time in accordance with applicable law. There can be no assurance that we will have sufficient surplus under Delaware law to be able to pay any dividends. This may result from extraordinary cash expenses, actual expenses exceeding contemplated costs, funding of capital expenditures or increases in reserves. If we do not pay dividends, the price of our common stock that you receive in the Distribution must appreciate for you to receive a gain on your investment. This appreciation may not occur. Further, you may have to sell some or all of your shares of our common stock in order to generate cash flow from your investment.

Reasons for Furnishing This Information Statement

This Information Statement is being furnished solely to provide information to Fortune Brands stockholders who are entitled to receive shares of Home & Security common stock in the Distribution. This Information Statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this Information Statement is accurate as of the date indicated on the cover page. Changes may occur after that date, and neither Fortune Brands nor Home & Security undertakes any obligation to update such information except pursuant to our respective obligations under the securities laws.

CAPITALIZATION

The following table sets forth the capitalization of Home & Security as of March 31, 2011, on an actual basis and on a pro forma basis to give effect to the pro forma adjustments included in our unaudited pro forma consolidated financial statements.

The pro forma adjustments are based on available information and assumptions that management believes are reasonable; however, such adjustments are subject to change based on the finalization of the terms of the Distribution and the agreements that define our relationship with Fortune Brands after the Distribution. In addition, such adjustments are estimates and may not prove to be accurate.

You should read the information in the following table together with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Consolidated Financial Statements” and our unaudited condensed consolidated financial statements and accompanying notes included elsewhere in this Information Statement.

(In millions)	March 31, 2011
	Historical	Pro forma (unaudited)
Cash and cash equivalents	$67.9	$68.9

Capitalization:
Indebtedness (net):
Notes payable to banks	$3.3	$3.3
Short-term loans to Fortune Brands	(55.1)	—
Long-term loans from Fortune Brands	41.4	—
Third party debt	16.8	516.8

Total indebtedness (net)	$6.4	$520.1
Equity:
Common stock, 1,000 shares authorized, issued and outstanding(a)	$—	$1.5
Paid-in capital	3,374.3	2,254.8
Retained deficit	(697.8)	—
Accumulated other comprehensive loss	(67.9)	(67.9)
Noncontrolling interest	2.9	2.9

Total equity (deficit)	$2,611.5	$2,191.3

Total capitalization	$2,617.9	$2,711.4

(a)

The pro forma number of Home & Security common shares issued will be equal to the number of shares of Fortune Brands common stock outstanding on the Record Date. As of the Distribution Date, 750,000,000 shares of Home & Security common stock, with a par value of $0.01 per share, will be authorized.

We have not yet finalized our post-Separation capitalization. The capitalization of the Company, particularly as it relates to the total debt, may be impacted by whether Fortune Brands’ Golf business is spun-off, is sold or continues as a subsidiary of Fortune Brands. We intend to update this Information Statement to reflect our anticipated post-Separation capitalization.

BUSINESS

Overview

We are a leading home and security products company that competes in some of the more attractive long-term growth markets in our categories. With a foundation of market-leading brands and lean and flexible supply chains as well as strong innovation and customer service, we are focused on outperforming our markets on both growth and returns and driving increased shareholder value.

Home & Security was organized in 1988 and has operated as a wholly-owned subsidiary of Fortune Brands since that time. As a core business of Fortune Brands, the Company has historically benefited from strategic investment targeted at building leading positions in attractive consumer-oriented markets. As part of its broad plan to separate its three business segments, Fortune Brands, Inc. is planning the tax-free spin-off to its stockholders of its Home & Security business into an independent, publicly-traded company.

With our markets stabilizing after the 2008 global credit crisis and the 2007-2009 U.S. economic recession, we believe we are well positioned to succeed as a stand-alone, leading home and security products company. With a focused capital structure and share ownership, we believe we will have greater strategic flexibility to invest in profitable organic growth and to evaluate high-return acquisitions. In addition, a dedicated management team and board of directors will streamline the Company’s operational and strategic decision-making, while at the same time retaining its decentralized operating structure. Lastly, as a stand-alone company dedicated to building its brands and outperforming its categories, the Company will be able to provide targeted equity-based incentive compensation that will be a more effective management tool to attract, motivate and retain key employees.

As a result of our sustained strategic spending and restructuring activity during the recent economic downturn, we believe we are well positioned for future growth. Soon after U.S. housing starts began to decline in the summer of 2006, we began to restructure our supply chains and accelerate productivity initiatives, substantially completing them in 2009. Over that period, we reduced the total number of both our manufacturing facilities and employees by approximately 40%. Concurrent with these restructuring efforts and implementing major cost reductions across all functional areas, we preserved supply chain flexibility to meet substantial increases in demand. Moreover, we maintained brand spending, selling and customer service levels and continued to invest in a steady stream of new products that we believe position the Company well to drive strong growth in sales, profits and cash flows as the U.S. home products market recovers over time. We also maintained a U.S. national footprint of manufacturing and distribution facilities.

We believe the Company’s track record reflects the long-term attractiveness and potential of our categories and our leading brands. As consumer demand and the housing market improve from current lows, we expect the benefits of operating leverage and strategic spending will help us to substantially improve profitability. Between 1989, when Home & Security emerged as a core business of Fortune Brands, and 2005, the year before the year when housing starts began to decline, the Company had an adjusted net sales growth rate of approximately 8% (adjusted for acquisitions and divestitures), as shown in the table below. During this period, the Company also enjoyed stable double-digit annual operating income margins. The Company achieved this performance through two recessions and during a volatile period during which housing starts grew at only a moderate rate.

From the summer of 2006 to 2009, the U.S. home products market faced unprecedented challenges that combined to depress our financial results and returns dramatically below what we had previously experienced. Total U.S. housing starts declined to approximately 554,000 in 2009, a figure that is approximately one quarter of peak levels and approximately one half of the lowest level of housing starts recorded since records began to be collected by the U.S. Census Bureau in 1959. Further challenged by the credit crisis and the economic recession, average U.S. home prices declined by approximately 30% from 2006 to 2009. These dynamics contributed to an approximate 15% total reduction in home repair and remodeling activity from 2006 to 2009. Hardest hit was demand for discretionary, big-ticket items used in remodeling projects, such as kitchen and bath cabinetry and window and entry door systems, which collectively accounted for 55% of our total sales in 2010. In addition to significant declines in sales volumes during this period, our segments also faced negative mix as consumers traded down and substantial increases in raw material costs. As a result of the decline in the U.S. home products market and significant restructuring that we undertook, we incurred an operating loss of $583 million in 2008, primarily due to impairment charges associated with goodwill and other intangible assets.

Over time, we believe long-term trends should result in substantial growth in our markets. Population growth is contributing to increased household formation, which we believe should reduce the existing excess supply of homes in the market. The average age of U.S. homes is approaching 40 years. As a result, there is a growing need for replacement, remodeling and repair as well as products to enhance energy efficiency. In addition, the baby-boomer generation continues to enter prime remodeling years. Security markets also benefit from favorable long-term trends, as urbanization increases personal safety concerns. We also believe that there is growing awareness regarding the importance of adequately protecting family, employees and assets.

We believe our 2010 results are encouraging for our future prospects. We grew sales by $227 million, or 8%, in an overall U.S. home market that we believe was relatively flat. Demonstrating operating leverage on this sales growth, our operating income in 2010 grew by $138 million, including $40 million of lower restructuring and related other charges. In 2010, we were awarded new business that we expect will amount to hundreds of millions of dollars in annual net sales.

We expect to generate substantial and growing cash flow as our markets improve. As a result of the capacity and flexibility in our global supply chains and our working capital efficiency (average net accounts receivable, inventory and accounts payable were approximately 15% of net sales in 2010), we believe net income growth should continue to substantially convert into cash flow. We believe we will be able to accommodate volume expansion largely with additional production shifts and that no major new facilities will be required to support recovery of net sales to a level of approximately $5 billion.

Set forth below is selected historical information for the Company (dollars in millions).

1989-2005 Adjusted Net Sales Growth(a)	8%
1989-2005 Adjusted Operating Margin(b)	13%

2006 Net Sales	$4,694.2
2006 Operating Margin	14%

2006-09 % Change in Net Sales	(36%)

2009 Net Sales	$3,006.8
2009 Operating Margin	2%

2009-10 % Change in Net Sales	8%

2010 Net Sales	$3,233.5
2010 Operating Margin	6%

(a)

Adjusted net sales growth is the rate of compounded annual net sales growth from 1989 through 2005, excluding the impact of acquisitions and divestitures. On a GAAP basis, 1989 through 2005 compounded annual net sales growth is 14%. Adjusted net sales growth is not a measure derived in accordance with GAAP. Management believes this measure provides useful supplemental information regarding the underlying level of sales growth. This measure may be inconsistent with similar measures presented by other companies.

(b)

Adjusted operating margin is (a) operating income as a percentage of net sales for the period 1989 through 2005 as reported on a GAAP basis in Fortune Brands’ financial statements less (b) an estimate of allocable Fortune Brands corporate general and administrative expenses equal to one percent of reported net sales during this period. On a GAAP basis, average operating margin is 14%. Adjusted operating margin is not derived in accordance with GAAP. Management believes this measure provides operating margin for 1989 through 2005 on a basis that is more comparable to the individual operating margins in 2006, 2009 and 2010 presented in the above table. This measure may be inconsistent with similar measures presented by other companies.

Our Strategy

Build on leading business and brand positions in attractive growth and return categories. We believe that we have leading positions and brands in many of our product categories. We believe that we are the #1 kitchen and bath cabinetry manufacturer in North America and that we have leading brands in many of our product categories, including the #1 faucet brand in North America, the #1 fiberglass residential entry door brand in the U.S. and the #1 padlock brand in North America. We are continuing to invest in targeted advertising and other strategic marketing programs aimed at enhancing brand awareness and educating consumers regarding the breadth, features and benefits of certain product lines. We also strive to leverage our brands to expand into adjacent product categories.

Continue to develop innovative products for customers, designers, installers and consumers. Sustained investments in product innovation and customer service, along with our lower cost structures, have contributed to our success in winning significant new business in the marketplace and creating consumer demand. For example, in August of 2010, we announced that we were selected as the exclusive supplier of kitchen cabinetry for the new Martha Stewart Living™ kitchens line at The Home Depot. This new product line offers a mix of door designs, color palettes and features in a range of styles that allows consumers to create a custom kitchen look at an affordable price. We have emerged as an industry leader in promoting energy efficiency and “green” products. Moen’s track record of continued innovation includes offerings such as a market-leading Spot Resist finish. Therma-Tru and Simonton are leveraging advanced materials to deliver products that combine aesthetic beauty and energy efficiency. Master Lock has long been an innovative leader in security products, such as the easy-to-use Speed Dial™ combination padlock, and continues to grow by entering adjacent security categories such as door hardware, commercial safety and electronic security products.

Expand in international markets. We have opportunities to expand sales by further penetrating international markets, which represented 17% of net sales in 2010. For example, Moen is expanding in China, India and South America. Currently a leading brand in China, Moen has substantially increased its number of showrooms and sales footprint in China and has also established its first showrooms in India. In Canada, Kitchen Craft is a strong and growing cabinetry brand. In addition, Thomasville is expanding in Canada with new styles, and the Martha Stewart Living™ line has been introduced in Canada. Master Lock is expanding its presence in Europe and China, while Therma-Tru is making inroads in Canada as consumers transition from traditional entry door materials to more advanced and energy-efficient fiberglass doors. In 2010, Moen and Master Lock each increased their percentage of sales derived from markets outside the U.S. to more than 25%.

Leverage our global supply chains. We are using lean manufacturing, design-to-manufacture and distributive assembly techniques to make our supply chains more flexible and improve supply chain quality, cost, response times and asset efficiency. We view our supply chains as a strategic asset not only to support strong operating leverage when volumes recover but also to enable the profitable growth of new products, adjacent market expansion and international growth.

Enhance returns and deploy our cash flow to high-return opportunities. We believe our most attractive opportunities are to invest in profitable organic growth initiatives. In addition, we may invest in add-on acquisitions that leverage our existing brands and infrastructure, and we may undertake share repurchases. Both add-on acquisitions and share repurchase opportunities may be particularly attractive given the uncertain and uneven pace of recovery in our end markets. Although we are confident in our ability to generate cash over the long-term, we do not initially expect to pay a dividend. We expect that our Board of Directors will periodically evaluate establishing a dividend.

Competitive Strengths

We believe our competitive strengths include the following:

Leading brands. We have leading brands in many of our product categories. We believe that established brands are meaningful to both consumers and trade customers in their respective categories and that we have the opportunity to, among other things, expand many of our brands into adjacent product categories and international markets.

Strategic focus on attractive categories. We believe we operate in categories that, while very competitive, are among the more attractive categories in the home products and security products industries. Some of the key characteristics that make these categories attractive in our view include the following:

•	product quality, innovation, fashion, finish, durability and functionality, which are key determinants of product selection in addition to price;

•	established brands, which are meaningful to both consumers and trade customers;

•	the opportunity to add value to a complex consumer purchasing decision with excellent service propositions, reliability of products, ease of installation and superior delivery lead times;

•

the value our products add to a home, particularly with kitchen and bath remodeling and additions, the curb appeal offered by stylish entry door systems and the energy efficiency benefits of advanced materials windows and doors;

•	favorable long-term trends that benefit the outlook for our markets over time, including:

•	with respect to the home products market:

•	continued homeowner desire to enhance and personalize homes;

•	growth in U.S. household formations due to population growth;

•	increasing age of the U.S. housing stock driving demand to repair and remodel and also replace old homes (the average age of U.S. homes is approaching 40 years);

•	the baby-boomer generation continuing to enter prime remodeling years, as well as echo-boomers entering the first-home market;

•	continued demand for product enhancement with function and style innovations; and

•

the favorable impact of high-profile home improvement intermediaries, such as home centers, kitchen and bath dealers and media such as home improvement and “do-it-yourself” television networks, all of which educate and promote home innovations and changing styles in home products; and

•

with respect to security, demand is relatively more stable than home products as our security products, such as padlocks, are not big-ticket purchases. In addition, customer purchasing decisions are influenced by factors beyond general economic conditions, such as increasing personal safety concerns, as well as growing awareness of the importance of adequately protecting family, employees and property.

Supply chain flexibility and lean cost structure. During the housing downturn, which we believe began in 2006, we reduced the number of our manufacturing facilities and employees by approximately 40%, and we restructured our supply chains, while maintaining substantial supply chain flexibility and brand investment. As a result, we believe we have positioned the Company well to absorb additional volume and drive strong growth in sales, profits and cash flows as the U.S. housing market recovers from recessionary levels and demand improves. We believe our investments in lean manufacturing and productivity initiatives have resulted in supply chain flexibility and the ability to cost-effectively match demand levels that may be uneven. For instance, our Kitchen & Bath Cabinetry segment can now produce multi-branded, kitchen-at-a-time products in full production plants as well as distributed assembly facilities located close to key customers that reduce freight costs. In addition, our supply chains and lower cost structures are creating favorable operating leverage as volumes return without sacrificing customer service levels or lead times. We believe that margin improvement will be driven predominantly by volume expansion that can be readily accommodated by additional production shifts and equipment as necessary.

Commitment to innovation. Sustained investments in innovation and customer service, along with our lower cost structures, have contributed to our success in winning new business. For example, in August of 2010, we announced that we were selected as the exclusive supplier of kitchen cabinetry for the new Martha Stewart Living™ kitchens line at The Home Depot. This new product line offers a mix of door designs, color palettes and features in a range of styles that allows consumers to create a custom kitchen look at an affordable price. We have also emerged as an industry leader in promoting energy efficiency and “green” products. Moen has introduced an extensive line of eco-friendly faucets and showerheads that carry the EPA’s WaterSense designation, and Moen was named the EPA’s WaterSense Manufacturing Partner of the Year in 2010. Moen’s track record of continuous innovation also includes features such as the Duralast cartridge and a market-leading Spot Resist finish. Therma-Tru and Simonton are leveraging advanced materials to deliver products that combine aesthetic beauty and energy efficiency. Master Lock has long been an innovative leader in security products, such as the easy-to-use Speed Dial™ combination padlock, and continues to grow by entering adjacent security categories such as door hardware, commercial safety and electronic security products.

Diverse sales end-use mix. We sell products in a variety of categories in the home products market. In addition, our exposure to changing levels of U.S. residential home construction activity is counteracted by more stable repair-and-remodel activity, which comprises a substantial majority of the overall U.S. home products market. We also benefit from a stable market for security and storage products and international sales growth opportunities.

(a)	Source: Company data for the year ended December 31, 2010

Diverse sales channels. We sell to a wide array of sales channels, including kitchen and bath dealers, wholesalers oriented to builders or professional remodelers and “do-it-yourself” remodeling-oriented home centers. We also sell security products to locksmiths, industrial distributors and mass merchants. We are able to leverage existing sales channels to expand into adjacent product categories. In 2010, sales to our top ten customers represented less than half of total sales. Sales to two of the Company’s customers, The Home Depot and Lowe’s Companies, Inc. (“Lowe’s”), each accounted for greater than 10% of the Company’s net sales in 2010. Aggregate sales to U.S. home centers accounted for approximately 26% of net sales in 2010.

Decentralized business model. Our business segments are focused on distinct product categories and are responsible for their own performance. This structure enables each of our segments to independently best position itself within each category in which it competes and reinforces strong accountability for operational and financial performance. Each of our segments focuses on its unique set of consumers, customers, competitors and suppliers, while also sharing best practices.

Experienced management team. Combined, our management team has approximately 100 years of service at Fortune Brands and has a track record of strong operating performance, customer focus and product and service innovation. Our corporate office will be comprised of a majority of the corporate office employees of Fortune Brands prior to the Separation. The management teams of our business segments will be largely unaffected by the Separation. Our management team has incentive plans tied to specific near-term and long-term performance goals geared to increasing shareholder value.

Our Challenges and Risks

We are subject to numerous risks as more fully described in the section of this Information Statement entitled “Risk Factors.” The challenges and risks we face in implementing our business strategies include the following:

Reliance on U.S. home improvement, repair and new construction activity levels. Approximately 70% of our 2010 net sales related to these U.S. housing activities. The timing, shape and extent of recovery in the U.S. housing market is highly uncertain and will influence our future profitability. The economy’s impact on consumer confidence and the downward pressure on home prices have increased homeowner caution about making additional home investments, such as kitchen and bath remodeling projects. In addition, further disruptions in the credit markets may limit the ability of consumers to finance home purchases and home improvements.

The new home construction market, which is generally cyclical in nature, has undergone a major downturn marked by substantial declines in the demand for new homes, an oversupply of new and existing homes and a reduction in the availability of financing for homebuyers. In addition, the high number of home mortgage foreclosures has further added to the oversupply of existing homes on the market, which has contributed to the downward pressure on both home prices and the demand for new home construction.

U.S. consumer confidence. U.S. consumer confidence is an important factor influencing our future results of operations, cash flows and financial condition. Although the major economic disruptions of the global financial markets have largely subsided, the severity and extensiveness of the downturn may continue to impact household formations, home ownership rates and consumer behavior. In addition, significant economic and consumer challenges remain, including continuing high unemployment as well as record budget deficits and levels of government debt. As a result, consumers may reduce or defer discretionary spending on their homes or trade down to lower priced products.

Commodity and energy availability and costs. We face risks associated with global commodity price volatility arising from restricted or uneven supply conditions, the expansion and volatility of demand from emerging markets, potentially unstable geopolitical and economic variables, weather and other unpredictable external factors. We buy raw materials that contain commodities such as copper, zinc, steel, glass and wood, as well as petroleum-based products such as resins. In addition, our distribution costs are impacted by the price of oil and diesel fuel. Factors including price increases for these commodities, higher costs for the energy used in making, distributing and transporting our products and unavailability of raw materials could increase the costs of our products.

Global supply chain instability. Although we have a substantial U.S. manufacturing footprint, we manufacture and source certain products from locations outside the U.S., including China and Mexico. As a result, we are subject to risks associated with potential disruption caused by changes in political, economic and social environments, including civil and political unrest, terrorism, possible expropriation, local labor conditions, changes in laws, regulations and policies of foreign governments and trade disputes with the U.S., and U.S. laws affecting activities of U.S. companies abroad, including tax laws and enforcement of contract and intellectual property rights.

Business Segments

We have four business segments: Kitchen & Bath Cabinetry, Plumbing & Accessories, Advanced Material Windows & Door Systems, and Security & Storage. Annual revenues for each of our business segments were as follows:

(In millions)	2010	2009	2008
Kitchen & Bath Cabinetry	$1,188.8	$1,125.7	$1,552.2
Plumbing & Accessories	923.8	835.0	967.2
Advanced Material Windows & Door Systems	600.7	550.8	668.4
Security & Storage	520.2	495.3	571.3

Total	$3,233.5	$3,006.8	$3,759.1

Our segments compete on the basis of innovation, fashion, quality, price, service and responsiveness to distributor, retailer and installer needs, as well as end-user consumer preferences. Our markets are very competitive. Approximately 17% of 2010 net sales were to international markets, and sales to two of the Company’s customers, The Home Depot and Lowe’s, each accounted for more than 10% of the Company’s net sales in 2010. Sales to all U.S. home centers in the aggregate were approximately 26% of net sales in 2010.

Kitchen & Bath Cabinetry. Our Kitchen & Bath Cabinetry segment manufactures custom, semi-custom and stock cabinetry for the kitchen, bath and other parts of the home. We sell a portfolio of brands that enables our customers to differentiate themselves against competitors. This portfolio includes brand names such as Aristokraft, Omega, Kitchen Craft, Schrock, Diamond, HomeCrest, Decorá, Kemper, Thomasville and Martha Stewart Living. Substantially all of this segment’s sales are in North America. We sell directly to kitchen and bath dealers, home centers, wholesalers and large builders. The Home Depot and Lowe’s comprised 24% of net sales of the Kitchen & Bath Cabinetry segment in 2010. Our competitors include Masco and American Woodmark, as well as a large number of small suppliers.

Plumbing & Accessories. Our Plumbing & Accessories segment manufactures or assembles faucets, accessories and kitchen sinks in North America, China and India, predominantly under the Moen brand. Although we sell Plumbing & Accessories products principally in the U.S. and Canada, we also sell them in China, India, Mexico, South America and Southeast Asia. We sell directly through our own sales force and indirectly through independent manufacturers’ representatives, primarily to wholesalers, home centers, mass merchandisers and industrial distributors. The Home Depot and Lowe’s comprised 30% of net sales of the Plumbing & Accessories segment in 2010. Our chief competitors include Masco (Delta), Kohler, Stanley Black & Decker (Pfister), American Standard and imported private-label brands.

Advanced Material Windows & Door Systems. Our Advanced Material Windows & Door Systems segment manufactures fiberglass and steel entry door systems, vinyl-framed window and patio doors, and urethane millwork product lines. This segment benefits from the long-term trend away from traditional materials, such as wood, steel and aluminum, toward more energy-efficient and durable synthetic materials. Therma-Tru products include fiberglass and steel residential entry door and patio door systems, primarily for sale in the United States and Canada. Simonton Windows is a leading national brand of vinyl-framed windows and patio doors. Simonton products are principally manufactured and sold in the United States. This segment’s principal customers are home centers, millwork building products and wholesale distributors, and specialty dealers that provide products to the residential new construction market, as well as to the remodeling and renovation markets. The Home Depot and Lowe’s comprised 22% of net sales of the Advanced Material Windows & Door Systems segment in 2010. Our competitors include Masonite, JELD-WEN and Plastpro, Silverline (owned by Andersen Windows), Atrium and Milgard (owned by Masco).

Security & Storage. Our Security & Storage segment consists of locks, safety and security devices manufactured, sourced and distributed by Master Lock and tool storage and garage organization products manufactured by Waterloo. Master Lock manufactures and sells key-controlled and combination padlocks, bicycle and cable locks, built-in locker locks, door hardware, automotive, trailer and towing locks and other specialty safety and security devices. Master Lock sells products designed for consumer use to hardware and other retail outlets, wholesale distributors and home centers, and Master Lock sells lock systems to industrial and institutional users, original equipment manufacturers and retail outlets. Master Lock competes with Abus, W.H. Brady, Hampton, Kwikset, Schlage and various imports.

Waterloo manufactures tool storage and garage organization products, principally high-quality steel toolboxes, tool chests, workbenches and related products. Waterloo primarily sells to Sears retail stores for resale under the Craftsman brand owned by Sears Brands, LLC. In addition, Waterloo sells under the Waterloo and private-label brand names to specialty industrial and automotive dealers, mass merchandisers, home centers and hardware stores. Waterloo competes with Snap-On, Kennedy, Stanley, Stack-On and others in the metal storage segment and with Stanley, Keter, Newell Rubbermaid and others in the plastic hand box category.

This segment sells products principally in the U.S., Canada, Australia, Europe and Central America.

Other Information

Raw materials. The table below indicates the principal raw materials used by each of our segments. These materials are available from a number of sources. Volatility in the prices of commodities and energy used in making and distributing our products impacts the cost of manufacturing our products.

Segment	Raw Materials
Kitchen & Bath Cabinetry	Hardwoods (maple, cherry and oak), plywood and particleboard
Plumbing & Accessories	Brass, zinc, copper, nickel and resins
Advanced Material Windows & Door Systems	Resins, steel and glass
Security & Storage	Rolled steel, brass, zinc, and aluminum

Intellectual property. Product innovation and branding are important to the success of our business. In addition to the brand protection offered by our trademarks, patent protection helps distinguish our unique product features in the market by preventing copying and making it more difficult for competitors to benefit unfairly from our design innovation. We hold U.S. and foreign patents covering various features used in products sold within all of our business segments. Although each of our segments relies on a number of patents and patent groups that, in the aggregate, provide important protections to the Company, no patent or patent group is material to any of the Company’s segments.

Employees. As of March 31, 2011, we had approximately 16,600 employees. Approximately 11% of these employees are covered by collective bargaining agreements, 80% of which are subject to agreements that will expire within one year. Employee relations are generally good.

Properties. Our principal executive office is at 520 Lake Cook Road, Deerfield, Illinois 60015. We operate 33 manufacturing facilities in 16 different states and have 7 in international locations (3 in Mexico, 3 in Asia and 1 in Canada). Of these manufacturing facilities, 33 are owned and 7 are leased. Kitchen & Bath Cabinetry products are manufactured in 18 of these locations, Plumbing & Accessories products in 5, Advanced Material Windows & Door Systems products in 13, and Security & Storage products in 4 of these locations. In addition, we have 22 distributions centers and warehouses worldwide, of which 21 are leased. We are of the opinion that the properties are suitable to our respective businesses and have production capacities adequate to meet the needs of our business.

Information about geographic areas. For additional information, refer to Note 15, “Information on Business Segments,” to the Consolidated Financial Statements.

Seasonality. All of our operating segments traditionally experience lower sales in the first quarter of the year when new home construction, repair-and-remodel activity and security and storage buying are lowest. As a result of sales seasonality and associated timing of working capital fluctuations our cash flow from operating activities is typically higher in the second half of the year.

Environmental matters. We are involved in remediation activities to clean up hazardous wastes as required by federal and state laws. Liabilities for remediation costs of each site are based on our best estimate of undiscounted future costs, excluding possible insurance recoveries or recoveries from other third parties. Uncertainties about the status of laws, regulations, technology and information related to individual sites make it difficult to develop estimates of environmental remediation exposures. Some of the potential liabilities relate to sites we own, and some relate to sites we no longer own or never owned. Several of our subsidiaries have been designated as potentially responsible parties (“PRP”) under “Superfund” or similar state laws. As of the date of this Information Statement, seven instances have not been dismissed, settled or otherwise resolved. In most instances where our subsidiaries are named as a PRP, we enter into cost-sharing arrangements with other PRPs. We give notice to insurance carriers of potential PRP liability, but very rarely, if ever, receive reimbursement from insurance for PRP costs. We believe that the cost of complying with the present environmental protection laws, before considering estimated recoveries either from other PRPs or insurance, will not have a material adverse effect on our results of operations, cash flows or financial condition. At December 31, 2010 and 2009, we had accruals of $8.2 million and $9.7 million, respectively, relating to environmental compliance and clean up including, but not limited to, the above mentioned Superfund sites.

Legal proceedings. We are defendants in lawsuits associated with the normal conduct of our businesses and operations. It is not possible to predict the outcome of the pending actions and, as with any litigation, it is possible that some of these actions could be decided unfavorably to us. We believe that there are meritorious defenses to these actions and that these actions will not have a material adverse effect upon our results of operations, cash flows or financial condition, and, where appropriate, these actions are being vigorously contested.

Legal structure. Fortune Brands Home & Security, Inc. is a holding company that was initially organized as a Delaware corporation in 1988. In 2005, the company was converted into a Delaware limited liability company, which was subsequently renamed “Fortune Brands Home & Security LLC.” Prior to the effective date of the registration statement on Form 10 of which this Information Statement is a part, Fortune Brands Home & Security LLC converted into a Delaware corporation, Fortune Brands Home & Security, Inc. Wholly-owned subsidiaries of the Company include MasterBrand Cabinets, Inc., Moen Incorporated, Therma-Tru Corp., Simonton Holdings, Inc. and Fortune Brands Storage & Security LLC. As a holding company, Home & Security is a legal entity separate and distinct from our subsidiaries. Accordingly, the right of the Company, and thus the rights of our creditors (including holders of debt securities and other obligations) and stockholders to participate in any distribution of the assets or earnings of any subsidiary is subject to the claims of creditors of the subsidiary, except to the extent that claims of the Company itself as a creditor of such subsidiary may be recognized, in which event the Company’s claims may in certain circumstances be subordinate to certain claims of others. In addition, as a holding company, the source of our unconsolidated revenues and funds is dividends and other payments from subsidiaries. Our subsidiaries are not limited by long-term debt or other agreements in their abilities to pay cash dividends or to make other distributions with respect to their capital stock or other payments to the Company.

MANAGEMENT

Executive Officers Following the Separation

The following table sets forth certain information as of June 15, 2011 regarding the individuals who are expected to serve as our executive officers following the Separation, including their anticipated titles following the Separation. All of the individuals except for [—] are currently employees of Fortune Brands or one of its subsidiaries. After the Separation, none of these individuals will be employed by Fortune Brands.

Name	Age	Position
Christopher J. Klein	47	Chief Executive Officer
E. Lee Wyatt Jr.	58	Senior Vice President and Chief Financial Officer
John N. Heppner	59	President and Chief Executive Officer, Fortune Brands Storage & Security LLC
David B. Lingafelter	47	President, Moen Incorporated
David Randich	50	President, Therma-Tru Corp.
Mark Savan	47	President, Simonton Holdings, Inc.
Gregory J. Stoner	49	President, MasterBrand Cabinets, Inc.
Elizabeth R. Lane	44	Senior Vice President—Human Resources
Lauren S. Tashma	44	Senior Vice President, General Counsel and Secretary
Miriam Van de Sype	41	Senior Vice President—Strategy
Edward A. Wiertel	41	Senior Vice President—Finance

Christopher J. Klein will continue to serve as Chief Executive Officer of Home & Security. Mr. Klein has served as President and Chief Executive Officer of Home & Security since January 2010. From April 2009 to December 2009, Mr. Klein served as President and Chief Operating Officer of Home & Security. From February 2009 through March 2009, Mr. Klein served as Senior Vice President of Fortune Brands and, from April 2003 to February 2009, Mr. Klein served as Senior Vice President—Strategy & Corporate Development.

E. Lee Wyatt Jr. will be Chief Financial Officer of Home & Security. Mr. Wyatt served as Executive Vice President, Chief Financial Officer of Hanesbrands Inc. from September 2006 to June 2011, when he was named Senior Vice President and Chief Financial Officer of Home & Security. From September 2005 to September 2006, Mr. Wyatt served as a Vice President of Sara Lee Corporation and as Chief Financial Officer of Sara Lee Branded Apparel.

John N. Heppner has served as President and Chief Executive Officer of Fortune Brands Storage & Security LLC, a subsidiary of Home & Security, since March 2006. Mr. Heppner has also served as President and Chief Executive Officer of Master Lock Company LLC since January 2001. Mr. Heppner joined Master Lock Company in 1993.

David B. Lingafelter has served as President of Moen Incorporated, a subsidiary of Home & Security, since October 2007. Prior to assuming that role, he served as President, Worldwide Businesses from April 2007 through September 2007. From October 2006 through March 2007, Mr. Lingafelter served as President, U.S. Business, and from September 2006 to October 2006, he served as President, U.S. Faucet Business. Mr. Lingafelter served as Vice President & General Manager, U.S. Wholesale from January 2004 through August 2006. Mr. Lingafelter joined Moen Incorporated in 1990.

David Randich has served as President of Therma-Tru Corp., a subsidiary of Home & Security, since November 2007. From April 2004 through October 2007 Mr. Randich served as Chief Executive Officer—Armstrong Flooring Europe, a subsidiary of Armstrong World Industries, Inc., a manufacturer of hardwood, laminate and vinyl.

Mark Savan has served as President of Simonton Holdings, Inc., a subsidiary of Home & Security, since November 2006. Mr. Savan served as Vice President and General Manager, Accessories and Commercial with Moen Incorporated from April 2003 to October 2006. Mr. Savan joined Moen Incorporated in 2000.

Gregory J. Stoner has served as President of MasterBrand Cabinets, Inc. since January 2007. Prior to assuming that role, Mr. Stoner served as Master Brand Cabinets’ Group President—Retail from October 2004 through December 2006.

Elizabeth R. Lane will be the Senior Vice President—Human Resources of Home & Security. Ms. Lane has served as Vice President—Human Resources of Fortune Brands since January 2009. From July 2007 through December 2008, she served as Vice President—Compensation & Benefits, and from January 2006 through June 2007, she served as Assistant General Counsel and Assistant Secretary. From November 2001 to January 2006, Ms. Lane served as Senior Counsel and Assistant Secretary. Ms. Lane joined Fortune Brands in 2000.

Lauren S. Tashma will be Senior Vice President, General Counsel and Secretary of Home & Security. Ms. Tashma has served as Vice President, Associate General Counsel and Assistant Secretary of Fortune Brands since January 2006. From January 2002 to January 2006, she served as Assistant General Counsel for Fortune Brands. She additionally has served as Assistant Secretary since November 2001. Ms. Tashma joined Fortune Brands in 1998.

Miriam Van de Sype will be Senior Vice President—Strategy for Home & Security. Ms. Van de Sype served as Vice President of Strategy and New Business Development of Home & Security since September 2005.

Edward A. Wiertel will be Senior Vice President—Finance for Home & Security. Mr. Wiertel has served as Vice President and Corporate Controller of Fortune Brands since April 2007. From 2002 to March 2007, Mr. Wiertel was a partner with KPMG LLP.

Our Board of Directors Following the Separation and Director Independence

The following table sets forth information with respect to those persons who are expected to serve on our Board of Directors following the Separation. We are in the process of identifying the individuals who will be our directors following the Separation, and we expect to provide details regarding these individuals in an amendment to this Information Statement.

Name	Age	Position(s)
Christopher J. Klein	47	Chief Executive Officer of the Company

We currently expect that, immediately following the Separation, our Board of Directors will consist of [—] members. We anticipate that our Board of Directors will be comprised of a majority of independent directors and that committees of our Board of Directors will be comprised solely of independent directors, as required by the NYSE listing standards.

Committees of the Board of Directors

Upon completion of the Separation, the committees of our Board of Directors are expected to consist of an Audit Committee, a Compensation Committee and a Nominating Committee. Each of these committees will be comprised entirely of independent directors, as required by the NYSE listing standards. Our Board of Directors will adopt a written charter for each of these committees, which will be posted to our website prior to the Distribution Date.

Audit Committee

The Audit Committee will be established in accordance with Section 3(a)(58)(A) and Rule 10A-3 under the Exchange Act. The Audit Committee’s primary functions will be, among other things, to:

•	oversee the integrity of regular financial reports and compliance with our SEC and other financial reporting requirements;

•	select, retain, evaluate, replace when appropriate, compensate and oversee the work of our independent registered public accounting firm;

•	oversee audits of our financial statements and approve the scope of our independent registered public accounting firm’s audit;

•	pre-approve all audit and non-audit services provided by our independent registered public accounting firm;

•	confer with our independent registered public accounting firm to review the plan and scope of its proposed audit as well as its findings and recommendations upon the completion of the audit;

•	review the independence of our independent registered public accounting firm;

•	meet with our independent registered public accounting firm and with our internal auditors and management regarding our internal controls, practices and procedures;

•	oversee all of our compliance, internal controls and risk management policies;

•	discuss our press releases relating to earnings with management;

•	review our policies regarding compliance, risk assessment and risk management;

•	review and approve related person transactions and conflicts of interest involving directors or executive officers; and

•	establish procedures for receiving and responding to concerns regarding accounting and auditing matters.

The Audit Committee will be comprised of members such that it meets the independence requirements set forth in the NYSE listing standards and the Audit Committee charter. Each member of the Audit Committee will be financially literate and have accounting or financial management expertise as such terms are interpreted by our Board of Directors in its business judgment. None of our Audit Committee members will simultaneously serve on more than [two] other public company audit committees unless our Board of Directors specifically determines that it would not impair the ability of an existing or prospective member to serve effectively on the Audit Committee. The initial members of the Audit Committee will be determined prior to the Distribution Date.

Compensation Committee

The Compensation Committee’s primary functions will be, among other things, to:

•	set and review our general policy regarding executive compensation;

•	determine the compensation (including salary, bonus, equity incentive awards and any other long-term compensation) of our Chief Executive Officer and other executive officers;

•	review and approve compensation and goals for the Chief Executive Officer and evaluate the Chief Executive Officer’s performance, in consultation with our non-employee directors;

•	approve any employment or severance arrangements for our Chief Executive Officer and other executive officers;

•	administer our incentive compensation plans applicable to executive officers;

•

oversee our disclosure regarding executive compensation, including approving the report to be included in our annual proxy statement on Schedule 14A and included or incorporated by reference in our annual report on Form 10-K.

The Compensation Committee will be comprised entirely of independent directors, each of whom will meet the requirements set forth in the NYSE listing standards and the Compensation Committee charter. The members of the Compensation Committee will be “non-employee directors” (within the meaning of Rule 16b-3 of the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Internal Revenue Code). The initial members of the Compensation Committee will be determined prior to the Distribution Date.

Compensation Committee Interlocks and Insider Participation

It is not expected that any of our executive officers will serve as a member of the board of directors or as a member of a compensation committee of any other company that has an executive officer serving as a member of our Board of Directors or our Compensation Committee.

Nominating Committee

The Nominating Committee’s primary functions will be, among other things, to:

•	identify, recruit and screen potential director nominees and recommend such nominees for election as members of our Board of Directors;

•	review criteria and policies relating to director independence, service and tenure;

•	recommend the composition and structure of each of the Audit, Compensation, and Nominating and Corporate Governance Committees, including membership and chairpersons;

•	recommend compensation arrangements (including the level and composition of such compensation) for non-employee directors;

•	review the charters of Board committees;

•	develop and recommend a set of corporate governance principles designed to foster an effective corporate governance environment; and

•	administer non-employee director equity compensation plans.

The Nominating and Corporate Governance Committee will be comprised entirely of independent directors, each of whom will meet the requirements set forth in the NYSE listing standards and the Nominating and Corporate Governance Committee charter. In addition, in carrying out its duties, the Nominating and Corporate Governance Committee will have direct access to outside advisors, including independent compensation advisors. The initial members of the Nominating and Corporate Governance Committee will be determined prior to the Distribution Date.

Code of Ethics

Prior to the completion of the Separation, we will adopt a written code of ethics designed to deter wrongdoing and to promote:

•	honest and ethical conduct;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and in our other public communications;

•	compliance with applicable laws, rules and regulations, including insider trading compliance; and

•

accountability for adherence to the code of ethics and prompt internal reporting of violations of the code of ethics, including illegal or unethical behavior regarding accounting or auditing practices.

A copy of our code of ethics will be posted on our website immediately prior to the Distribution Date.

Director Compensation

In 2010, the individuals who served on the board of directors of Home & Security were: Bruce Carbonari, Craig Omtvedt, John Heppner and Christopher Klein. Because these individuals were employees of Fortune Brands or one of its subsidiaries in 2010, they did not receive any additional compensation for serving as directors of Home & Security.

We will be asking our Board of Directors to approve the following non-employee director compensation for their service on our Board of Directors, which we believe to be consistent with market practices of other similarly situated companies and consistent with the current compensation structure applicable to directors of Fortune Brands. The director compensation recommendation will be developed with the assistance of Meridian Compensation Partners, LLC, an independent compensation consultant that is expected to advise our Board of Directors following the Separation.

We expect to pay our chairman an annual cash retainer of $[—] if he or she is not an employee of Home & Security. We expect our other non-employee directors will receive an annual cash retainer of $[—] and an annual stock grant with a value of approximately $[—]. Directors will not receive meeting attendance fees. We expect each committee chair will receive an additional annual cash retainer of $[—]. The members of the Audit Committee and Compensation Committee will each receive an additional cash retainer of [—] for their service on these committees. Our minimum stock ownership guidelines for non-employee directors will be [—] times the annual retainer, with ownership of at least that number of shares expected to be achieved within [—] years of election to our Board of Directors. Our non-employee directors will also be reimbursed for any expenses associated with attending board or committee meetings.

The following table sets forth information concerning the 2010 compensation awarded by Fortune Brands to its non-employee directors who will, following the Separation, be non-employee directors of Home & Security:

2010 Director Compensation

Name *(a)	Fees Earned or Paid in Cash ($)(b)	Stock Awards ($)(1)(c)	Option Awards ($)(2)(d)	Non-Equity Incentive Plan Compensation ($)(e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(f)	All Other Compensation ($)(3)(4)(g)	Total ($)(h)

[TO BE DETERMINED]

(1)

The amounts in this column represent the aggregate grant date fair value computed in accordance with FASB Accounting Standards Codification (“ASC”) Topic 718. The grant date fair value was $53.83 per share of Fortune Brands common stock.

As of December 31, 2010 the directors held the following amounts of outstanding Fortune Brands stock awards [—].

(2)	As of December 31, 2010, directors held the following number of options to purchase shares of Fortune Brands common stock: [—].
(3)	Fortune Brands pays the cost of group life insurance coverage for non-employee directors.
(4)

All Fortune Brands directors are covered under Fortune Brands’ matching gift program. Under this program, Fortune Brands makes a 100% match of gifts totaling up to $5,000 annually by the director to an eligible charitable institution.

COMPENSATION DISCUSSION AND ANALYSIS

Prior to the Separation, Home & Security has been a subsidiary of Fortune Brands, and therefore our historical compensation strategy has been primarily determined by the senior management of Home & Security, in consultation with Fortune Brands’ senior management and, with respect to Messrs. Klein and Omtvedt, the Compensation and Stock Option Committee of the Fortune Brands Board of Directors (the “Fortune Brands Committee”). In connection with the Separation, the Board of Directors for Home & Security will form its own compensation committee (the “Home & Security Committee”) consisting entirely of independent directors. Following the Separation, the Home & Security Committee will determine the Company’s executive compensation policies.

Home & Security’s Compensation Philosophy Following Separation

The Home & Security Committee has not yet been established and therefore has not established a specific set of objectives or principles for Home & Security’s executive compensation program. It is anticipated that the Home & Security Committee will establish objectives and principles similar to the objectives and principles that Fortune Brands maintained for its compensation program in 2010, as described in this Compensation Discussion and Analysis.

Home & Security’s general compensation philosophy will focus on providing programs that attract, retain and motivate employees in a way that aligns to the Company’s business strategies to drive shareholder value. Compensation programs will be designed to pay for performance and focus on the achievement of specified business objectives. It is anticipated that the Home & Security Committee will generally target compensation for named executive officers (“NEOs”) to fall at the 50th percentile of Home & Security’s relevant peer group, which has not yet been determined. However, we expect that this benchmark will be used as a guideline, not a rigid requirement. The Home & Security Committee may determine that, with respect to one or more individuals including an NEO, it is appropriate to deviate from a benchmark due to factors such as market competition for a particular position, an individual’s possession of a unique skill or knowledge set, proven leadership capabilities, or years of experience. The Company’s goal will be to provide a total compensation package that is competitive with prevailing practices and allows for increased compensation when superior financial performance is achieved, but does not encourage unnecessary and excessive risk taking that could adversely affect Home & Security and our stockholders.

Home & Security’s Compensation Programs and Practices Following Separation

Home & Security’s compensation programs and practices that will be implemented in connection with the Separation will support Home & Security’s compensation philosophy as described above and may differ from Fortune Brands’ compensation programs and practices. Home & Security will not fund any retirement or other benefits through the use of grantor trusts.

The Remainder of This Compensation Discussion and Analysis

The remainder of this Compensation Discussion and Analysis describes 2010 compensation paid to the following Home & Security NEOs:

Named Executive Officer	Title
Christopher J. Klein	President and Chief Executive Officer, Fortune Brands Home & Security LLC
Craig P. Omtvedt	Senior Vice President and Chief Financial Officer, Fortune Brands, Inc.
John N. Heppner	President and Chief Executive Officer, Fortune Brands Storage and Security LLC
Gregory J. Stoner	President, MasterBrand Cabinets, Inc.
David B. Lingafelter	President, Moen Incorporated

In 2010, no individual held or performed the duties of Chief Financial Officer of Home & Security. Compensation for Mr. Craig P. Omtvedt, Chief Financial Officer of Fortune Brands, is included in this Information Statement as he is the primary individual who performed various duties of a Chief Financial Officer for Home & Security during 2010. Mr. Omtvedt will not serve as or perform the duties of a Chief Financial Officer for Home & Security following the Separation. In June of 2011, E. Lee Wyatt Jr. was named Senior Vice President and Chief Financial Officer of Home & Security.

The Fortune Brands Committee set compensation for Messrs. Klein and Omtvedt during 2010, while the Fortune Brands, Inc. Salary Committee (the “Fortune Brands Salary Committee”), in consultation with Mr. Klein, reviewed and approved 2010 compensation (except for stock option grants) for Messrs. Heppner, Stoner and Lingafelter (the “Subsidiary Presidents”). Stock option grants to the Subsidiary Presidents were approved by the Fortune Brands Committee.

Fortune Brands’ Compensation Philosophy and Policies

Messrs. Klein and Omtvedt are the only Home & Security NEOs for whom compensation was directly reviewed and established by the Fortune Brands Committee in 2010.

Objectives and Principles

The Fortune Brands Committee has the following objectives for its executive compensation program:

•	create and reinforce a pay for performance culture at Fortune Brands;

•	align the interest of management with those of Fortune Brands’ stockholders;

•	attract, retain and motivate superior executive talent by providing competitive levels of salary and total compensation; and

•	provide incentive compensation that promotes desired behavior without encouraging unnecessary and excessive risk.

In support of these objectives, the Fortune Brands Committee followed the following guiding principles for setting and awarding executive compensation:

•	The compensation program should pay for performance. Exceptional performance should result in increased compensation; missing performance goals should result in reduced incentive pay.

•

Compensation should be competitive with those organizations for which Fortune Brands competes for top talent. However, compensation standards should not rigidly follow any formula or target; rather, discretion should be employed to ensure that Fortune Brands maintains a highly qualified and strong leadership team.

•

Incentive compensation should help drive business strategy. The compensation program should encourage both the desired results and the right behaviors. It should help drive business strategy and strike a balance between short-term and long-term performance.

•

To better align the interests of management with the interests of stockholders, a significant portion of executive compensation should be equity based, and stock ownership guidelines should be followed to better ensure a focus on long-term, sustainable growth.

•	Perquisites and other benefits for executives should be limited in nature and scope.

•

A compensation committee consisting entirely of independent Board members will thoroughly and comprehensively review total compensation and each element of compensation for executives at least annually.

Pay for Performance

Both the Fortune Brands Committee and the Fortune Brands Salary Committee believe that the majority of an executive’s compensation should be dependent upon the performance of Home & Security (for Mr. Klein) and the applicable businesses (for the Subsidiary Presidents). Exceptional performance should result in increased compensation; failing to meet performance goals should reduce the amount of incentive compensation that is paid. The Fortune Brands Committee and Fortune Brands Salary Committee have consistently adhered to this pay for performance philosophy.

Benchmarking

The Fortune Brands Committee reviews the competitiveness of Fortune Brands’ executive compensation program by comparison to market practices. For this purpose, the Fortune Brands Committee uses a comparison group of consumer products companies (the “Survey Group”). In 2010, the Survey Group consisted of 19 consumer products companies with median 2009 revenue of $7.7 billion compared to Fortune Brands’ 2009 total revenue of $6.7 billion. The companies in the 2010 Survey Group are either primary competitors of Fortune Brands or are premier consumer products companies of similar size and scale, including global operations. In either case, Fortune Brands believes that it competes with these companies for executive talent. The 2010 Survey Group consisted of:

Alberto-Culver Company	Masco Corporation
Brunswick Corporation	Molson Coors Brewing Company
Campbell Soup Company	Newell Rubbermaid Inc.
Colgate-Palmolive Company	Nike, Inc.
Diageo plc	S.C. Johnson & Son, Inc.
General Mills, Inc.	Sara Lee Corporation
Hershey Foods Company	The Sherwin Williams Company
Illinois Tool Works	Stanley Black & Decker, Inc.
Kellogg Company	Whirlpool Corporation
Kohler Co

Generally, the Fortune Brands Committee benchmarks Fortune Brands’ executive compensation program against the Survey Group. In 2010, the Fortune Brands Committee generally targeted base salaries and total direct compensation for Fortune Brands’ NEOs to fall between the 50th and 75th percentiles of the Survey Group. However, the Fortune Brands Committee used this benchmark as a guideline, not a rigid requirement. The Fortune Brands Committee has discretion to determine with respect to one or more individuals that it is appropriate to deviate from a benchmark with respect to a particular compensation element or total compensation. The factors that go into a decision to deviate from a specific benchmark may include market competition for a particular position, an individual’s possession of a unique skill or knowledge set, proven leadership capabilities, or amount of experience with Fortune Brands in their current role. Of the Home & Security NEOs, only Messrs. Klein and Omtvedt were subject to the Fortune Brands Committee’s benchmarking process in 2010.

The process used to determine compensation for the Subsidiary Presidents also involved benchmarking but at a more general level. The Fortune Brands Salary Committee, working with Mr. Klein, looked at compensation levels in the home products industry. Hewitt Associates and Towers Watson & Co., both of which are independent compensation consulting firms, provided the industry data. However, no specific peer group was established. The Fortune Brands Salary Committee generally targeted the 50th percentile within the industry for the Subsidiary Presidents’ compensation. For more information regarding the process used to set compensation for the Subsidiary Presidents, see page [ — ] of this Information Statement.

In planning for the Separation, Home & Security has preliminarily established a survey group for compensation benchmarking. The potential Home & Security survey group was suggested by Meridian Compensation Partners, LLC (“Meridian”), an independent, nationally recognized compensation consultant, and reviewed by Home & Security management. The Home & Security Committee, however, will approve the final compensation survey group, which may differ from the following list:

Armstrong World Industries	Mohawk Industries, Inc.
Andersen Corporation	Newell Rubbermaid Inc.
Cooper Industries plc	Pella Corporation
Fastenal Company	The Sherwin Williams Company
Jarden Corporation	A.O. Smith Corporation
Kohler Co	Stanley Black & Decker, Inc.
Leggett & Platt Incorporated	USG Corporation
Lennox International Inc.	Valspar Corporation
Masco Corporation	Watsco, Inc.

Like Fortune Brands’ Survey Group, the companies listed above are either primary competitors of Home & Security or are consumer products companies of similar size and scale, including global operations.

Role of the Fortune Brands Committee

The Fortune Brands Committee was directly responsible for setting Mr. Klein’s and Mr. Omtvedt’s compensation. It also approved stock option grants for the Subsidiary Presidents (while the Fortune Brands Salary Committee was responsible for reviewing and approving their total compensation).

Fortune Brands Committee’s Purpose and Duties

The purpose of the Fortune Brands Committee is to discharge the responsibilities of Fortune Brands’ Board of Directors relating to the compensation of Fortune Brands’ NEOs, officers who hold the office of Vice President or above, and the chief executive officers of each of Fortune Brands’ three primary operating subsidiaries. The Fortune Brands Committee ensures that the Fortune Brands NEOs and other members of management are compensated in a manner that is consistent with competitive practices, individual performance, applicable business performance, Fortune Brands’ company-wide performance and applicable legal requirements. The Fortune Brands Committee is also responsible for developing the compensation principles and philosophy discussed above.

Fortune Brands Committee’s Use of an Outside Consultant

The Fortune Brands Committee directly retains a nationally recognized firm, Meridian, as its independent compensation consultant, to provide advice and recommendations on the amount and form of compensation provided to executives. During 2010, the Fortune Brands Committee used Hewitt Associates as its compensation consultant until it engaged Meridian in October 2010. The consultants regularly met with the Fortune Brands Committee and attended executive sessions without the presence of management. In 2010, an outside consultant attended five out of six Fortune Brands Committee meetings.

Process for Determining Compensation for Messrs. Klein and Omtvedt

In determining 2010 compensation for Messrs. Klein and Omtvedt, the Chief Executive Officer of Fortune Brands, Bruce A. Carbonari, reviewed each individual’s performance with the Fortune Brands Committee, where he made recommendations regarding compensation levels. Mr. Carbonari’s recommendations took into account benchmarking data and included subjective individual considerations based upon his day-to-day interactions with Messrs. Klein and Omtvedt, such as individual job performance, incumbent experience, retention concerns, and ability to impact Fortune Brands’ future results. The Fortune Brands Committee combined Mr. Carbonari’s recommendations with objective factors, such as Fortune Brands’ performance and benchmarking data for the Survey Group obtained from independent compensation consultants, and their own knowledge and experience in working with the Fortune Brands NEOs, when setting the compensation for Messrs. Klein and Omtvedt.

When setting compensation levels, the Fortune Brands Committee used tally sheets containing the information shown in the tables on pages [ — ] and [ — ] of this Information Statement for each Fortune Brands NEO to assist it in analyzing total compensation and various individual elements of NEO compensation, as well as potential accumulated wealth under Fortune Brands’ equity programs. This analysis also included a review of potential compensation payable in connection with a termination of employment under various scenarios. The tally sheets provided context for the Fortune Brands Committee in the determination of the elements and total compensation paid to each Fortune Brands NEO.

Role of the Fortune Brands Salary Committee

The Fortune Brands Salary Committee was responsible for approving cash compensation for the Subsidiary Presidents. However, the Fortune Brands Committee approved all equity awards.

Fortune Brands Salary Committee’s Purpose and Duties

The Fortune Brands Salary Committee consists of Mr. Carbonari, Mr. Omtvedt and Ms. Elizabeth Lane, Fortune Brands’ Vice President, Human Resources. The purpose of the Fortune Brands Salary Committee is to set compensation for Fortune Brands’ employees below the title of Vice President and for senior officers, include the Subsidiary Presidents, of each of the individual companies within Fortune Brands’ three operating subsidiaries. With respect to the Subsidiary Presidents, Mr. Klein and the Fortune Brands Salary Committee strive to set compensation that is consistent with competitive practices, reflects performance at the individual, business and holding company levels and complies with applicable legal requirements.

Process for Determining Compensation for the Subsidiary Presidents

In determining 2010 compensation for Messrs. Heppner, Stoner and Lingafelter, Mr. Klein reviewed each Subsidiary President’s performance and made recommendations to the Fortune Brands Salary Committee regarding compensation levels. Mr. Klein’s recommendations took into account subjective individual considerations based upon his day-to-day interactions with the Subsidiary Presidents, such as individual job performance, incumbent experience, retention concerns, and ability to impact future results for their respective subsidiaries and for Fortune Brands. The Fortune Brands Salary Committee combined this information with objective factors, such as the operating performance of each applicable subsidiary, industry-wide benchmarking data and their own knowledge and experience in working with the Subsidiary Presidents, when setting compensation levels.

Elements of the Executive Compensation Program

Fortune Brands and its subsidiaries provided various types of compensation to the Home & Security NEOs, some of which were fixed and some of which were variable and dependent upon the performance of an individual subsidiary, Home & Security or Fortune Brands. The mix of elements allowed Fortune Brands to achieve the objectives for its executive compensation program, from retention of the management team to the alignment of management’s interests with those of Fortune Brands’ stockholders.

Base Salary

Base salary levels for the Home & Security NEOs have historically been reviewed annually by the Fortune Brands Committee (for Messrs. Klein and Omtvedt) and the Fortune Brands Salary Committee (for the Subsidiary Presidents). The Fortune Brands Committee and the Fortune Brands Salary Committee (together with Mr. Klein) consider competitive market data in addition to other factors, such as exceptional individual performance, retention concerns and tenure with Fortune Brands.

Annual Incentive Bonuses for Messrs. Klein and Omtvedt

Annual incentive bonuses for Messrs. Klein and Omtvedt were determined by the Fortune Brands Committee. The Fortune Brands Committee believes that an annual cash incentive bonus helps achieve the objectives of Fortune Brands’ executive compensation program by aligning a significant portion of an executive’s cash compensation with performance results. Annual incentive bonuses motivate executives to achieve short-term financial and operating results. In addition, the annual bonus opportunity contributes to the competitiveness of cash compensation levels.

Both Messrs. Klein and Omtvedt received their annual bonuses under the Fortune Brands Annual Executive Incentive Compensation Plan (the “Fortune Brands Annual Plan”). To determine annual bonus amounts, the Fortune Brands Committee first set a target level of bonus as a percentage of salary for each of Messrs. Klein and Omtvedt. The more responsibility and the greater the scope of an executive’s position, the higher the target bonus percentage was set. The Fortune Brands Committee chose the target bonus levels because they are competitive with the Survey Group. The Fortune Brands Committee then set applicable performance targets for each of Messrs. Klein and Omtvedt for payment of the 2010 annual incentive bonus. Performance targets were intended in all instances to be challenging but achievable.

Mr. Klein’s 2010 bonus target as a percentage of his base salary was 75%. Actual bonus payments could have ranged from 0-200% of the target amount, based on achievement of performance goals. For 2010, the Fortune Brands Committee set goals for Mr. Klein’s annual bonus based upon the weighted average of the Home & Security companies’ operating income (“OI”) and working capital efficiency (“WCE”). WCE is defined as the sum of average trade receivables and inventories less average trade payables divided by sales for a specified period. WCE is a measure of the Company’s operational efficiency in using working capital to support each dollar of sales. A low or declining WCE measure will indicate: (a) more timely conversion of sales and net income into cash and (b) less capital that must be invested in the business to generate each dollar of sales.

The weighted average OI for the Home & Security companies was determined by first determining the percentage by which each Home & Security businesses achieved its OI goal for the year. These percentage results were then weighted based upon a schedule that assigned percentages to each Home & Security business, with the total of these percentages equaling 100%.

Company	OI Weight	OI Goals (in millions)		OI Achievement (% of Target)	Weighted OI
MasterBrand	37%	Minimum	$(24.7)	193%	71%
		Target	$1.0
		Maximum	$35.3
Moen	29%	Minimum	$80.0	181.4%	53%
		Target	$106.0
		Maximum	$132.4
Therma-Tru	9%	Minimum	$(9.1)	200%	18%
		Target	$(3.0)
		Maximum	$5.1
Simonton	9%	Minimum	$(3.4)	200%	18%
		Target	$2.0
		Maximum	$9.2
Master Lock	10%	Minimum	$16.2	200%	20%
		Target	$27.0
		Maximum	$38.4
Waterloo	6%	Minimum	$3.1	58.6%	4%
		Target	$6.0
		Maximum	$9.9

TOTAL WEIGHTED OI					183.5%

Next, the OI weighted percentages for the Home & Security businesses were added together. The same procedure was used to determine a weighted average for WCE, although the weighting of each Home & Security business was different than the weighting used with OI.

Weighted WCE for Home & Security

Company	WCE Weight	WCE Goals (%)		WCE Achievement (% of Target)	Weighted WCE
MasterBrand	26%	Minimum	12.1	200%	52%
		Target	11.3
		Maximum	10.8
Moen	29%	Minimum	18.1	130.8%	37.9%
		Target	16.8
		Maximum	15.5
Therma-Tru	8%	Minimum	14.6	200%	16%
		Target	13.6
		Maximum	12.3
Simonton	7%	Minimum	12.9	200%	14%
		Target	11.9
		Maximum	10.9
Master Lock	17%	Minimum	29.3	200%	34%
		Target	27.3
		Maximum	25.5
Waterloo	13%	Minimum	37	200%	26%
		Target	35.2
		Maximum	33.5

TOTAL WEIGHTED WCE					179.9%

The weighted average percentages for OI and WCE were then added together, with OI weighted 75% and WCE weighted 25%, resulting in Mr. Klein’s annual bonus payout percentage.

Metric	Performance	Bonus Weighting	Result
OI	183.5%	75%	137.625%
WCE	179.9%	25%	44.975%

TOTAL			182.6%

For 2010, these calculations resulted in a payout percentage of 182.6% of Mr. Klein’s target annual bonus.

Mr. Omtvedt’s 2010 bonus target as a percentage of his salary was 75%. For 2010, Mr. Omtvedt’s bonus was determined based upon Fortune Brands achieving an EPS target under the Fortune Brands Annual Plan of $2.43, with a maximum payout if EPS equaled or exceeded $3.09 for the full year. Actual bonus payments could have ranged from 0-200% of the target amount, based on Fortune Brands’ actual EPS. Fortune Brands’ actual EPS for 2010 was $2.85, resulting in a payout percentage of 162.1% of Mr. Omtvedt’s target annual bonus.

Annual Incentive Bonuses for the Subsidiary Presidents

Target annual incentive bonuses for the Subsidiary Presidents were determined by Mr. Klein and approved by the Fortune Brands Salary Committee. The rationale for providing annual bonuses to the Subsidiary Presidents is the same as the rationale for providing bonuses to the Fortune Brands NEOs, as described above. Performance targets were intended in all instances to be challenging but achievable.

Each of the Subsidiary Presidents received his respective bonus under the bonus plan sponsored by the applicable subsidiary: Master Lock Company LLC (“Master Lock”) for Mr. Heppner, MasterBrand Cabinets,

Inc. (“MasterBrand”) for Mr. Stoner, and Moen Incorporated (“Moen”) for Mr. Lingafelter. Each of the annual bonus plans rewards performance that meets or exceeds one or more performance targets based on various financial measures, such as WCE or OI. New performance targets are established annually under each plan and are based on overall goals established by the Fortune Brands Salary committee with respect to all of the Home & Security businesses. To determine annual bonus amounts, the Fortune Brands Salary Committee first sets a target level of bonus as a percentage of each Subsidiary President’s salary. In 2010, bonuses were determined based solely on a subsidiary’s achievement of the applicable performance targets; there were no individual goals or goals based on Fortune Brands’ company-wide performance. Actual bonus payments could have ranged from 0-200% of the target amount, based on actual performance. If a subsidiary did not attain its target performance, the applicable Subsidiary President would still be eligible to receive a bonus, but it would be paid at less than 100% of his target annual bonus.

Target levels were set in the following amounts for the Subsidiary Presidents in 2010:

Named Executive Officer	Target Bonus as % of Base Salary
John N. Heppner Chief Executive Officer and President, Fortune Brands Storage and Security LLC	60%
Gregory J. Stoner President, MasterBrand Cabinets, Inc.	50%
David B. Lingafelter President, Moen Incorporated	50%

The following chart shows the OI and WCE goals established by the Fortune Brands Salary Committee for each of the Subsidiary Presidents, as well as the actual performance results and payout percentages. The payout percentages reflect the extraordinary performance of each subsidiary, which exceeded expectations in a recovering economy:

Named Executive Officer	Performance Goals			Actual Performance	Percentage of Target Bonus Paid
	Measure	Target	Maximum
John N. Heppner	OI	$27,000,000	$38,400,000	$42,000,000	200%
Fortune Brands Storage and Security LLC	WCE	27.3%	25.5%	23.7%

Gregory J. Stoner MasterBrand Cabinets, Inc.	OI	$1,000,000	$35,300,000	$32,900,000	194.8%
	WCE	11.3%	10.8%	9.7%

David B. Lingafelter Moen Incorporated	OI	$106,000,000	$132,400,000	$127,400,000	168.8%
	WCE	16.8%	15.5%	16.4%

In determining the percentage of target bonus that would be paid to the Subsidiary Presidents, OI was weighted at 75% and WCE was weighted at 25%. The Fortune Brands Salary Committee, in consultation with Mr. Klein, selected OI and WCE as performance measures because these measures indicate overall sales performance (OI) and the efficiency of the efforts used to generate sales (WCE). These measures are also similar to those used by Home & Security’s competitors.

Home & Security is expected to implement an annual incentive plan in which Home & Security executives, including the Subsidiary Presidents, will participate. No specific details of the plan have been determined.

Long-Term Equity Performance Incentives: Stock Options, Performance Share Awards and Restricted Stock Units

Overview. Fortune Brands designed the Fortune Brands, Inc. 2007 Long Term Incentive Plan (“Fortune Brands LTIP”), which was approved by stockholders in 2007, to ensure that incentive compensation supports Fortune Brands’ long-term profitability and the performance of Fortune Brands’ common stock. Fortune Brands can use the Fortune Brands LTIP to provide a variety of types of awards, each intended to meet a specific objective and reward specified results.

In 2010, Messrs. Klein and Omtvedt received a mix of the following types of equity awards under the Fortune Brands LTIP:

•	stock options;

•	performance share awards; and

•	restricted stock units (“RSUs”).

The Fortune Brands Committee believes that a mix of incentives appropriately aligns management’s interests with those of stockholders and is consistent with market comparables as represented by the Survey Group.

The Subsidiary Presidents received stock option awards under the Fortune Brands LTIP.

The Fortune Brands Committee determined the size of long-term incentive grants for Messrs. Klein and Omtvedt primarily based on competitive long-term incentive market data for the Survey Group. The Fortune Brands Committee determined the size of the stock option grants for the Subsidiary Presidents based upon the same factors, as well as Mr. Klein’s recommendations.

Fortune Brands equity awards that are outstanding when the Separation occurs will be converted and/or adjusted as described on page [ — ] of this Information Statement. It is anticipated that some awards will be converted into equity awards covering Home & Security stock.

Home & Security is expected to adopt a long term incentive plan under which various forms of equity compensation may be granted. The exact design of such plan has not been determined.

Stock Options. The Fortune Brands Committee granted stock options to all of the Home & Security NEOs in February 2010. The options were granted in consideration of anticipated future performance, as well as past accomplishments. It was the Fortune Brands Committee’s intent for the stock options to offer the Home & Security NEOs significant long-term incentives to motivate performance and to focus managerial efforts on enhancing stockholder value.

The number of stock options granted to the Home & Security NEOs in 2010 is listed in the table on page [ — ] of this Information Statement. See page [ — ] of this Information Statement for a description of the expected treatment of outstanding Fortune Brands options in connection with the Separation.

Performance Share Awards. Messrs. Klein and Omtvedt were the only Home & Security NEOs who received performance share awards in 2010. The performance shares awarded to Messrs. Klein and Omtvedt in 2010 were earned over a three-year period based on achievement of average return on invested capital (“ROIC”) and cumulative EPS targets. ROIC before charges/gains is net income (excluding noncontrolling interests) plus after-tax interest expense derived in accordance with GAAP excluding any restructuring and other select items, divided by the thirteen-month average of GAAP invested capital (net debt plus stockholders’ equity less noncontrolling interests) excluding any restructuring and other charges and other select items. ROIC before charges is a measure not derived in accordance with GAAP. Management uses this measure to evaluate the overall return on capital it has allocated across the business. The Fortune Brands Committee used these two performance measures because it believes they drive long-term stockholder value creation, one capturing growth (EPS) and the other capturing returns (ROIC). ROIC and EPS targets were derived from analyzing and setting operating goals for each of Fortune Brands’ operating segments, and then calculating overall targets for Fortune Brands.

Performance share awards granted to Messrs. Klein and Omtvedt for the 2010-2012 performance period have three annual performance targets approved by the Fortune Brands Committee at the beginning of each calendar year during the three-year performance period. Historically, and as was the case with the 2008-2010 performance period, performance shares had a single, three-year goal attached to them. Although the Fortune Brands Committee believes that setting a three-year goal is important for driving long-term efforts, the recent period of economic turmoil made long-term goal setting difficult. As a result, the Fortune Brands Committee shifted from its historical practice on a temporary basis and, in 2009 and 2010, decided to use annual goals in the award of performance shares. No performance shares will be paid unless at least the minimum established goals are achieved for each calendar year. The number of performance shares granted to Messrs. Klein and Omtvedt for the 2010-2012 performance period is listed in the table on page [ — ] of this Information Statement.

Executives who receive performance share awards will also earn cash dividend equivalents equal to the cash dividends that would have been paid on the number of performance shares actually paid out after the end of the three-year performance period, as though the recipient owned the shares during the performance period. Dividend equivalents are not paid until the performance period has ended and only on shares actually earned.

The following matrix shows the percentage of the target number of shares that will be paid to each of Messrs. Klein and Omtvedt for a given level of performance during the 2010-2012 performance period:

		% of Performance Shares Earned
Diluted	Maximum	75	125	150
EPS	Target	50	100	125
	Minimum	0	50	75
		Minimum	Target	Maximum
		Average Annual ROIC

Under the 2010-2012 performance share awards, the 2010 target goal for EPS was $2.43, and the 2010 target goal for ROIC was 5.6%. Fortune Brands’ actual 2010 adjusted EPS was $2.85 and average ROIC was 6.5%.

The 2010-2012 performance share awards granted to Messrs. Klein and Omtvedt will be subject to the post-Separation treatment of equity awards explained in detail on page [ — ] of this Information Statement. Upon completion of the Separation, a prorated (based on the completed portion of the performance period) number of the performance shares that would otherwise have been paid out under the awards at the end of the performance period will be converted into Home & Security RSUs that will vest on December 31, 2012.

In July 2009, the Fortune Brands Committee granted a special 18-month performance share award to Messrs. Klein and Omtvedt, as well as to 14 other Fortune Brands’ executives. This special 18-month performance share award was made in response to retention concerns as well as in recognition of exceptional performance of executives in an exceptionally challenging business environment. The following chart summarizes the performance goals and associated payout for the 18-month performance share award:

	Cumulative Diluted EPS Achieved During 18-Month Period	Award Percentage Paid
Minimum payout	$2.35	65%
Target payout	$2.70	100%
Maximum payout	$3.15	100%

The cumulative diluted EPS for the 18-month performance period was $4.17, resulting in a payout of 100%. See page [ — ] of this Information Statement for a description of the expected treatment of outstanding Fortune Brands performance share awards in connection with the Separation.

Restricted Stock Units. Messrs. Klein and Omtvedt were the only Home & Security NEOs who were awarded RSUs in 2010. RSUs are time and performance vested awards that provide executives with an opportunity to earn shares of Fortune Brands common stock. Each RSU is equal to one share of Fortune Brands common stock that will be paid when the RSU vests. The Fortune Brands Committee believes that RSUs provide greater balance and stability to Fortune Brands’ long-term incentives. Additionally, RSUs provide a form of long-term compensation that aids retention, encourages long-term value creation and aligns management’s financial interests with those of stockholders.

The Fortune Brands Committee approved an award of RSUs to each of Messrs. Klein and Omtvedt in February 2010. The RSUs vest three years after the date of grant, subject to continued employment and achievement of an EPS goal of $1.00 cumulatively over the three-year performance period. The award was intended to align management’s interests with those of stockholders and to serve as a retention device.

The number of RSUs granted to Messrs. Klein and Omtvedt in 2010 is listed in the table on page [ — ] of this Information Statement. None of the Subsidiary Presidents received RSU grants in 2010. See page [ — ] of this Information Statement for a description of the expected treatment of outstanding Fortune Brands RSUs in connection with the Separation.

Long Term Performance Incentives: Non-Equity Awards to Mr. Klein and the Subsidiary Presidents

Mr. Klein and the Subsidiary Presidents each received cash long term incentive (“Cash LTIP”) awards in 2010. Mr. Klein received his Cash LTIP award under the Fortune Brands LTIP, and each Subsidiary President received his Cash LTIP award under the long term incentive plan sponsored by his respective company. The purpose of these Cash LTIP awards is to ensure that incentive compensation supports Fortune Brands’ long-term profitability and to reward the returns generated on net assets managed directly by each of the Fortune Brands’ businesses. Under these long term incentive plans, each NEO received a specified number of Cash LTIP “units” at the beginning of the three-year performance period. For each unit awarded, the NEO will receive a specified dollar amount at the end of the performance period. The dollar amount will vary depending on the extent to which pre-established performance goals are met. The target value for each unit in the 2010-2012 performance period is $400, with a minimum payout of $0 and a maximum payout of $1,000 per unit. In connection with the Separation, Mr. Klein’s Cash LTIP award would expire as a result of his termination of employment with Fortune Brands. It is currently anticipated that the Cash LTIP awards for Mr. Klein and the Subsidiary Presidents’ will not be affected by the Separation and will therefore continue to be effective without any amendments.

The number of units awarded under the Cash LTIP awards for the 2010-2012 performance period was:

Named Executive Officer	Number of Units
Christopher J. Klein	1,000
John N. Heppner	600
Gregory J. Stoner	400
David B. Lingafelter	350

For the 2010-2012 performance period, there will be three separate annual goals for each of the three calendar years in the performance period. Historically, Cash LTIP awards had single, three-year goals attached to them. For 2009 and 2010, the Fortune Brands Salary Committee shifted from its historical practice on a temporary basis and used three annual goals in the award of Cash LTIP units for the same reasons that the Fortune Brands Committee shifted to three annual goals for equity performance share awards. These reasons are discussed on page [ — ] of this Information Statement. No Cash LTIP awards will be paid out unless at least the minimum established goals are achieved for each calendar year.

Mr. Klein’s 2010 performance goals for his Cash LTIP award are based on the weighted average of the Home & Security companies’ OI and the return on net tangible assets (“RONTA”). The weighted average performance for the Cash LTIP was determined in the same manner as for Mr. Klein’s annual bonus. In determining whether the Home & Security businesses satisfied the 2010 performance goals applicable to Mr. Klein’s Cash LTIP award, OI and RONTA were equally weighted.

The 2010 performance goals for the Subsidiary Presidents’ Cash LTIP awards were based on each business’ OI and RONTA. OI and RONTA are equally weighted for this purpose.

Fortune Brands and Home & Security selected OI and RONTA as measures for the Cash LTIP awards because they are used to assess the returns generated on the net assets managed directly by each of the businesses. These measures provide important supplemental information on the performance of the businesses.

Mr. Klein’s 2008-2010 Cash LTIP payout was based upon the following results for the three-year performance period:

Company	Weight	3-year OI Goals ($ millions)		3-year OI Achievement	3-year RONTA Goals (%)		3-year RONTA Achievement	Weighted OI	Weighted RONTA
Master Brand	35%	Minimum	610.1	$0	Minimum	41.7	$0	0	$0
		Target	717.8		Target	47.8
		Maximum	789.5		Maximum	50.2
Moen	30%	Minimum	502.9	$0	Minimum	87.6	$0	0	$0
		Target	591.6		Target	97.4
		Maximum	650.8		Maximum	102.3
Therma-Tru	15%	Minimum	54.3	$0	Minimum	10.6	$0	0	$0
		Target	63.9		Target	12.4
		Maximum	75.0		Maximum	14.6
Simonton	10%	Minimum	48.1	$0	Minimum	15.2	$0	0	$0
		Target	56.6		Target	17.7
		Maximum	64.7		Maximum	20.3
Master Lock	5%	Minimum	141.9	$0	Minimum	31.9	$500	0	$25
		Target	158.5		Target	34.7
		Maximum	168.8		Maximum	36.5
Waterloo	5%	Minimum	54.1	$0	Minimum	14.7	$0	0	$0
		Target	65.0		Target	17.1
		Maximum	71.0		Maximum	18.1
3-YEAR WEIGHTED/AVERAGE PERFORMANCE								0	$25

Because the minimum payout for the weighted OI and weighted RONTA achievement for the 2008-2010 LTIP cycle was under $100 per unit, Mr. Klein did not receive a Cash LTIP payment for the 2008-2010 performance period.

Cash LTIP payments for the Subsidiary Presidents for the 2008-2010 performance period were based upon the following results:

Subsidiary President	3-year OI Goals ($)		Actual 3-year OI ($)	3-year RONTA Goals (%)		Actual 3-year RONTA (%)
John N. Heppner	Min	141.9	133.5	Min	31.9	35
	Target	158.5		Target	34.7
	Max	168.8		Max	36.5
Gregory J. Stoner	Min	610.0	178	Min	41.7	12.6
	Target	717.8		Target	47.8
	Max	789.5		Max	50.2
David B. Lingafelter	Min	502.9	412.2	Min	87.6	76.1
	Target	591.6		Target	97.4
	Max	650.8		Max	102.3

Messrs. Stoner and Lingafelter did not receive payouts of their Cash LTIP awards for the 2008-2010 performance period because their respective companies failed to meet the minimum performance targets. Mr. Heppner received a payout of $75,000 for his 300 performance units awarded for the 2008-2010 performance period at a rate of 62.5% of target value ($400), or $250 per unit.

Performance-Accelerated Retention Payments

In 2008, both Messrs. Stoner and Lingafelter received awards under the Fortune Brands Home & Hardware LLC 2008 Performance-Accelerated Retention Plan (the “H&H Retention Plan”). The purpose of the H&H Retention Plan is to retain key employees of Home & Security. Under the H&H Retention Plan, Messrs. Stoner and Lingafelter received cash awards that would vest in full if they remained employed through December 31, 2010, unless the payment was accelerated as a result of achievement of pre-established performance goals for each of their respective businesses. Mr. Stoner’s total retention award amount was $165,000 and Mr. Lingafelter’s total retention award amount was $135,000.

Mr. Lingafelter received one accelerated payment for 2009 performance ($44,955) under the H&H Retention Plan. Remaining unpaid amounts of these retention awards ($165,000 for Mr. Stoner and $90,045 for Mr. Lingafelter) became payable on December 31, 2010, and Messrs. Stoner and Lingafelter received these amounts in early 2011.

Retirement Benefits

Fortune Brands believes that it is necessary to provide retirement benefits to recruit and retain executives. Fortune Brands provides retirement benefits to executives through a combination of a tax-qualified defined benefit plan and a nonqualified defined benefit and defined contribution plan. Employees, including executives, hired after January 1, 2008 are not eligible to participate in Fortune Brands’ defined benefit plan and receive benefits only under the defined contribution plan. Messrs. Klein and Omtvedt participated in Fortune Brands’ qualified and non-qualified defined benefit and defined contribution plans. The terms of these plans are described in greater detail on page [ — ] of this Information Statement.

Fortune Brands also sponsors a tax-qualified defined contribution plan under which employees throughout the controlled group are eligible to participate. All of the Home & Security NEOs participate in this plan.

The Subsidiary Presidents each participate in different tax-qualified defined benefit plans and nonqualified defined benefit and defined contribution plans. These plans are sponsored by the Subsidiary Presidents’ respective companies and are similar in nature and design to the Fortune Brands pension and supplemental plans. The amount of benefits provided by each retirement plan and the pension formulae applicable to the Home & Security NEOs are described in more detail on pages [ — ] through [ — ] of this Information Statement.

The benefits to be offered under Home & Security’s retirement program after the Separation have not been determined.

Severance and Change in Control Agreements

Fortune Brands has severance and change in control agreements with Messrs. Klein and Omtvedt. The agreements generally provide for severance benefits in the event of involuntary termination of employment or termination by the executive for “good reason.” No payments would be made if employment terminated due to death, disability or cause. Messrs. Klein and Omtvedt would each receive enhanced benefits if his termination of employment followed a change in control of Fortune Brands. The change in control agreement is “double trigger” (both a change in control and involuntary termination of employment or termination by the executive for “good reason” must occur to receive payment). Fortune Brands believes these agreements are necessary to ensure the continuity of management and to allow Messrs. Klein and Omtvedt to focus on serving Fortune Brands in a change in control situation without the distraction of concern for their employment. These agreements are described in more detail on page [ — ] of this Information Statement.

None of the Subsidiary Presidents has a severance or change in control agreement with either Fortune Brands or any of its subsidiaries. They are each covered by executive severance plans maintained by their respective subsidiaries for all corporate officers. The terms of these plans are described in greater detail on page [ — ] of this Information Statement.

Home & Security has not determined the form and amount of severance and change in control benefits to be offered to key employees, including its NEOs.

Perquisites

Mr. Klein did not receive any perquisites in 2010. Mr. Omtvedt and the Subsidiary Presidents received various perquisites, the values of which are included and footnoted in the table on page [ — ] of this Information Statement. The Home & Security subsidiaries provide most of these benefits to all officers (Vice President and above) as part of a competitive compensation program. Following the Separation, the Home & Security Committee will evaluate the perquisites provided to Home & Security NEOs and other officers and make decisions regarding the appropriateness of such benefits in the future.

Tax Treatment

Fortune Brands generally receives a tax deduction for payments to executives under its annual and long-term incentive plans. Section 162(m) of the Internal Revenue Code limits the income tax deduction that Fortune Brands may take for compensation paid to its Chief Executive Officer and its other named executive officers, other than the Chief Financial Officer. The limit is $1 million per executive per year. However, performance-based compensation is excluded from the calculation under Section 162(m). The Fortune Brands Committee believes that the annual incentive bonus, stock options, performance share awards and restricted stock unit awards will be fully deductible by Fortune Brands when paid or settled.

Equity Grants Following the Distribution

On the Distribution Date or shortly thereafter, we expect to grant equity-based awards to Home & Security named executive officers and a small number of other Home & Security executive officers and Home & Security key employees. We expect that each of these awards would consist of both Home & Security RSUs and Home & Security options. The amounts and types of these awards will be determined prior to the effective date of the Form 10 registration statement of which this Information Statement forms a part. Following the Separation, Home & Security will not grant equity-based awards to any employees of Fortune Brands.

2010 NAMED EXECUTIVE OFFICER COMPENSATION

The Summary Compensation Table below sets forth accounting values for both fixed and variable elements of 2010 NEO compensation, including unvested and/or unpaid stock awards and unexercised stock options. For example, performance share awards that have been granted to select Home & Security NEOs during 2010 are presented in the Stock Awards column of the table below based on the awards’ grant date fair value determined under applicable accounting rules. The grant date fair value of these awards is based on Fortune Brands’ estimate of the number of performance shares that are likely to be earned by each Home & Security NEO. Similarly, stock options granted to each of the Home & Security NEOs during 2010 are presented in the Option Awards column of the table below based on the grant date fair value of these awards determined under applicable accounting rules. However, the amount each Home & Security NEO will actually realize from these equity awards may differ materially from the amounts shown in the table below and the related footnotes, and in certain circumstances, the Home & Security NEOs may realize no value under these awards.

As explained in the Compensation Discussion and Analysis, compensation for Mr. Craig P. Omtvedt, Chief Financial Officer of Fortune Brands, is included in this Information Statement as he is the primary individual who performed various duties of a Chief Financial Officer for Home & Security during 2010. Mr. Omtvedt will not serve as or perform the duties of a Chief Financial Officer for Home & Security following the Separation. In June 2011, E. Lee Wyatt Jr. was named Senior Vice President and Chief Financial Officer of Home & Security.

2010 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year A	Salary ($) B	Bonus ($)(1) C	Stock Awards ($)(2) D	Option Awards ($)(3) E	Non-Equity Incentive Plan Compensation ($)(4) F	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)(6) G	All Other Compen- sation ($)(7) H	Total ($) I
Christopher J. Klein* Chief Executive Officer, Fortune Brands Home & Security	2010	700,000	0	1,283,261	480,470	958,650	119,657	112,957	3,654,996
	2009	546,000	0	1,717,528	420,665	483,995	91,653	59,858	3,319,699
	2008	474,000	0	1,782,351	895,048	0	64,453	71,724	3,287,576

Craig P. Omtvedt** Chief Financial Officer, Fortune Brands, Inc.	2010	645,883	0	1,545,432	578,595	789,022	491,992	187,454	4,238,378
	2009	630,300	0	2,371,063	576,387	597,524	320,033	163,116	4,658,423
	2008	630,300	0	2,485,350	701,091	0	215,414	209,132	4,241,287

John N. Heppner Chief Executive Officer and President, Fortune Brands Storage and Security LLC	2010	428,375	0	0	563,933	589,050	391,975	33,666	2,006,999

Gregory J. Stoner President, MasterBrand Cabinets, Inc.	2010	451,154	165,000	0	563,933	472,390	51,602	35,345	1,739,424

David B. Lingafelter President, Moen Incorporated	2010	351,133	90,045	0	451,146	299,340	186,881	39,636	1,418,181

*	Effective January 1, 2010, Mr. Klein became President and Chief Executive Officer of Home & Security. Beginning April 1, 2009, Mr. Klein served as President and Chief Operating Officer of Home & Security. Prior to assuming his duties at Home & Security, Mr. Klein served as Senior Vice President of Fortune Brands from February 9, 2009 until March 31, 2009. Prior to February 9, 2009, Mr. Klein’s title was Senior Vice President—Strategy & Corporate Development for Fortune Brands.
**	As stated above, Mr. Craig P. Omtvedt, Chief Financial Officer of Fortune Brands, is included in this Information Statement as he is the primary individual who performed various duties of a Chief Financial Officer for Home & Security during 2010. Mr. Omtvedt will not serve as or perform the duties of a Chief Financial Officer for Home & Security following the Separation. In June 2011, E. Lee Wyatt Jr. was named Senior Vice President and Chief Financial Officer of Home & Security.
(1)

For Messrs. Stoner and Lingafelter, column C includes amounts that became payable in 2010 under the H&H Retention Plan. Refer to the Compensation Discussion and Analysis on pages [ — ] and [ — ] of this Information Statement for more details.

(2)

Stock Awards: The amounts listed in column D for 2010 reflect the most probable outcome award grant date fair value calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation (“FASB ASC Topic 718”) for performance shares and RSUs. For assumptions used in determining these values, see footnote 12 to the consolidated financial statements contained in Fortune Brands’ Form 10-K for the years ended December 31, 2010, 2009 and 2008. The maximum award value with respect to the 2010 grants, if paid, would be:

Name	2010
Christopher J. Klein	$1,630,523
Craig P. Omtvedt	$1,963,987

(3)

Option Awards: The amounts listed in column E reflect the full grant date fair values calculated in accordance with FASB ASC Topic 718. For assumptions used in determining these values, see footnote 12 to the consolidated financial statements contained in Fortune Brands’ Form 10-K for the years ended December 31, 2010, 2009 and 2008.

(4)

Non-Equity Incentive Plans: Column F lists amounts earned under the Fortune Brands Annual Plan and the individual bonus plans maintained by Fortune Brands, Master Lock, MasterBrand and Moen, respectively. In addition, column F includes the value of the Cash LTIP award paid to Mr. Heppner for the 2008-2010 performance period.

(5)

Increase in Actuarial Value of Defined Benefit Pension: Column G includes an estimate of the increases in actuarial value of certain NEOs’ tax qualified and non-qualified defined benefit pension plan benefits. The calculation of the increase is based on the following assumptions used to calculate the applicable plan’s accumulated benefit obligation in accordance with ASC 715; a 5.75% discount rate, a 4.25% lump sum interest rate for Mr. Omtvedt’s benefits under the Fortune Brands Supplemental Retirement Plan (“Fortune Brands Supplemental Plan”) and the RP-2000 mortality table projected to 2018. The normal retirement benefit is unreduced at age 60 for Mr. Omtvedt, unreduced at age 62 for Messrs. Klein, Heppner and Lingafelter, and unreduced at age 65 for Mr. Stoner. The narrative and footnotes following the Pension Benefits table on page [ — ] provide additional detail about the pension plans in which the Home & Security NEOs participate.

(6)

Employee Grantor Trusts: Mr. Omtvedt is not currently covered under Fortune Brands’ tax-qualified defined benefit plan. As a replacement, pension benefits for Mr. Omtvedt are provided under the Fortune Brands Supplemental Plan on a non-qualified basis. An employee grantor trust arrangement funds these benefits. Mr. Omtvedt’s employee grantor trust arrangement is described in greater detail on page [ — ] of this Information Statement.

In 2010, Fortune Brands made $44,570 in contributions to Mr. Omtvedt’s grantor trust (net of tax withholding). Mr. Omtvedt was reimbursed $59,021 for taxes on earnings of the trust related to pension benefits. The contributions are not listed in column H because they were made to fund supplemental retirement benefits that are disclosed in the Pension Benefits table on page [ — ] and the narrative that follows it. However, the reimbursement for taxes on the contributions is included in column I.
(7)

Perquisites and All Other Compensation: In 2010, limited use of the Company aircraft was provided to Mr. Omtvedt, who reimbursed Fortune Brands for the hours of personal flight time. The difference between the Fortune Brands’ aggregate incremental cost of personal aircraft usage and the amount paid by Mr. Omtvedt is due in part to the incremental cost to reposition aircraft; this difference is included in column H. Specifically, for 2010, Fortune Brands’ cost of personal aircraft usage not reimbursed by Mr. Omtvedt is $816. The calculation of incremental cost of personal aircraft usage is based on Fortune Brands’ variable cost, including fuel costs, crew expenses, landing fees and other miscellaneous variable costs.

Column H also includes the amount that the Subsidiary Presidents each received in 2010 in the form of auto loan forgiveness, associated imputed interest and tax gross ups from Master Lock, MasterBrand and Moen respectively. Mr. Heppner received $14,315 ($103 of which represented the tax gross up); Mr. Stoner received $16,695 ($1,015 of which represented the tax gross up); and Mr. Lingafelter received $14,359 ($183 of which represented the tax gross up).

Mr. Stoner and Mr. Lingafelter each received $4,000 as reimbursement of the cost of financial planning services. Mr. Stoner also received $550 of tax preparation services, and Mr. Lingafelter received $9,986 as reimbursement for his 2010 country club dues. All of these amounts are included in column H.

Defined Contribution Benefits, Nonqualified Plan Earnings and Tax Reimbursements: The amount in column H also includes: (a) Contributions to Fortune Brands’ tax-qualified defined contribution plan made by Fortune Brands, Master Lock, MasterBrand and Moen, (b) profit-sharing amounts under the Fortune Brands Supplemental Plan, and (c) tax reimbursements with respect to defined contribution benefits. We describe these benefits below.

(a)	Defined Contribution Plan Contributions. Contributions for 2010 to Fortune Brands’ tax-qualified defined contribution plan made by Fortune Brands, Home & Security, Master Lock, MasterBrand and Moen were: by Fortune Brands, $29,023 for Mr. Klein and $24,123 for Mr. Omtvedt; by Master Lock, $13,129 for Mr. Heppner; by MasterBrand, $11,025 for Mr. Stoner; and by Moen, $7,350 for Mr. Lingafelter.

(b)

Supplemental Plans. The Fortune Brands Supplemental Plan credits Mr. Klein, Mr. Omtvedt and other Fortune Brands executives with amounts that would have been contributed to their profit sharing accounts under the tax qualified defined contribution plan but for the limitations on contributions imposed by the Internal Revenue Code. These amounts were credited to executives’ supplemental plan accounts in early 2011. Profit sharing credits earned in 2010 under the Fortune Brands Supplemental Plan were $70,425 for Mr. Klein and $74,881 for Mr. Omtvedt. These amounts were credited to executives’ accounts in early 2011. For Mr. Omtvedt, to meet Fortune Brands’ obligations to provide these profit sharing benefits under the Fortune Brands Supplemental

Plan, Fortune Brands partially funded these benefits through an employee grantor trust, as described on page [ — ] of this Information Statement. Fortune Brands funded only the amount sufficient to provide the expected after-tax profit sharing benefit.

(c)	Tax Reimbursements. The defined contribution credits to the Fortune Brands Supplemental Plan are subject to Medicare tax. In 2010, the following amounts were paid to the NEOs as Medicare tax reimbursement: $2,092 for Mr. Klein and $1,793 for Mr. Omtvedt. In addition, for Mr. Omtvedt, Fortune Brands reimbursed taxes on earnings of his grantor trust in the amount of $12,312. Mr. Omtvedt receives only the after-tax defined contribution benefit from his grantor trusts.

Long-Term Disability Reimbursement: Column H includes amounts that Fortune Brands, Master Lock, MasterBrand and Moen reimbursed for the cost of premiums for long-term disability insurance coverage. This reimbursement is provided to all employees and is not an executive benefit. The reimbursement is taxable to the employee. The amount of long-term disability reimbursement in 2010 for each Home & Security NEO was $1,033 each for Messrs. Klein and Omtvedt; $1,713 for Mr. Heppner; $1,600 for Mr. Stoner; and $133 for Mr. Lingafelter.

Premiums for Life Insurance: The amounts set forth in column H include the dollar value of all insurance premiums paid by the applicable employer in 2010. These amounts were: $10,385 for Mr. Klein; $13,475 for Mr. Omtvedt; $4,509 for Mr. Heppner; $762 for Mr. Stoner; and $576 for Mr. Lingafelter.

2010 GRANTS OF PLAN-BASED AWARDS

Name and Grant Date	Non-Equity Incentive Plan Awards: Number of Units (#)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards		Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Value of Stock and Option Awards ($)(1)
		Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Christopher J. Klein
N/A(2)	0	525,000	1,050,000
N/A(3)	1,000	400,000	1,000,000
2/22/2010(4)					15,100	22,650				694,525
2/22/2010(5)					12,800	12,800				588,736
2/22/2010(6)								42,600	$43.67	480,470

Craig P. Omtvedt
N/A(2)	0	486,750	973,500
2/22/2010(4)					18,200	27,300				837,109
2/22/2010(5)					15,400	15,400				708,323
2/22/2010(6)								51,300	$43.67	578,595

John N. Heppner
N/A(2)	0	322,800	645,600
N/A(3)	600	240,000	600,000
2/22/2010(6)								50,000	$43.67	563,933

Gregory J. Stoner
N/A(2)	0	242,500	485,000
N/A(3)	400	160,000	400,000
2/22/2010(6)								50,000	$43.67	563,933

David B. Lingafelter
N/A(2)	0	182,500	365,000
N/A(3)	350	140,000	350,000
2/22/2010(6)								40,000	$43.67	451,146

(1)

The grant date fair value of stock option awards is based on the Black-Scholes value of $11.28 for the February 22, 2010 grant. The grant date fair value of performance share awards is determined based on the probable outcome of such performance conditions as of the grant date. The grant date fair value of restricted stock units is determined based upon $43.715, the mean price of Fortune Brands stock on the grant date (February 22, 2010). Grant date fair values are computed in accordance with FASB ASC Topic 718. For assumptions used in determining these values, see footnote 12 to the consolidated financial statements contained in Fortune Brands’ Form 10-K for the years ended December 31, 2010, 2009 and 2008.

(2)

The numbers in this row reflect the range of potential payments under the Fortune Brands Annual Plan (for Messrs. Klein and Omtvedt); the Master Lock annual bonus plan for Mr. Heppner; the MasterBrand annual bonus plan for Mr. Stoner; and the Moen annual bonus plan for Mr. Lingafelter.

(3)	The numbers in this row reflect the range of potential payments under the long-term cash performance awards granted for the 2010-2012 performance period.
(4)

The numbers in this row reflect the range of potential payouts for performance shares that were awarded for the 2010-2012 performance period. The maximum value assuming achievement of performance goals at the maximum performance level is: $1,041,787 for Mr. Klein and $1,255,664 for Mr. Omtvedt.

(5)

The numbers in this row reflect the number of restricted stock units that were awarded and will vest and become payable after 3 years, subject to continued employment and the achievement of an EPS goal of $1.00 cumulatively over the three-year performance period.

(6)	This row reflects stock options granted in 2010.

Non-Equity Incentive Plans

Each of the Home & Security NEOs received a bonus under a cash-based, pay for performance annual incentive plan (the “Bonus Plans”) maintained by Fortune Brands, Master Lock, MasterBrand or Moen, as applicable. A more detailed discussion of each of these incentives can be found on pages [ — ] and [ — ] of this Information Statement. Under the Bonus Plans, each Home & Security NEO was eligible to receive a bonus if the performance goal established for the year was met or exceeded, unless employment ended prior to the end of the year for reasons other than death, disability or retirement, in which case no bonus was paid. If employment ended as a result of death, disability or retirement, a participant would have been paid a prorated annual bonus if and when bonuses were otherwise paid to participants. In 2010, Messrs. Omtvedt and Heppner were eligible for retirement under the plans and policies maintained by Fortune Brands and Master Lock, respectively, but Messrs. Klein, Stoner and Lingafelter were not retirement-eligible.

Mr. Heppner received a payment under his 2008-2010 Cash LTIP award. The other Home & Security NEOs were not eligible for a Cash LTIP payment for 2008-2010 because they did not satisfy the applicable performance targets. These awards are discussed in greater detail on page [ — ] of this Information Statement.

Long-Term Equity Incentive Plan

The Fortune Brands LTIP allows Fortune Brands to award executives a variety of forms of equity compensation using Fortune Brands common stock. In 2010, Fortune Brands awarded an equal mix of stock options, performance share awards and restricted stock units to Messrs. Klein and Omtvedt, while the Subsidiary Presidents received stock option grants and Cash LTIP awards. See page [ — ] of this Information Statement for a description of the treatment of equity awards upon termination of employment.

OUTSTANDING EQUITY AWARDS AT 2010 FISCAL YEAR-END

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock Held that Have Not Vested (#)(3)	Market Value of Shares or Units of Stock Held that Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)(5)
Christopher J. Klein	0	42,600	0	$43.67	2/22/2017	8,800	560,912	59,900	$3,753,547
	12,967	25,933		$42.98	9/30/2016
	67,068	33,532		$57.01	9/29/2015
	46,600	0		$80.95	9/24/2014
	60,000	0		$74.39	9/26/2013
	54,000	0		$82.16	9/27/2012
	62,975	0		$68.89	9/28/2014
	62,975	0		$54.75	9/29/2013

Craig P. Omtvedt	0	51,300	0	$43.67	2/22/2017	13,000	$828,620	79,400	$4,976,332
	17,767	35,533		$42.98	9/30/2016
	52,535	26,265		$57.01	9/29/2015
	60,600	0		$80.95	9/24/2014
	85,000	0		$74.39	9/26/2013
	85,000	0		$82.16	9/27/2012
	99,711	0		$68.89	9/28/2014
	97,885	0		$54.75	9/29/2013

John N. Heppner	0	50,000	0	$43.67	2/22/2017	0	0	0	$0
	16,667	33,333		$42.98	9/30/2016
	33,335	16,665		$57.01	9/29/2015
	27,500	0		$80.95	9/24/2014
	25,000	0		$74.39	9/26/2013
	20,000	0		$82.16	9/27/2012
	20,991	0		$68.89	9/28/2014
	3,566	0		$54.75	9/29/2013

Gregory J. Stoner	0	50,000	0	$43.67	2/22/2017	0	0	0	$0
	0	33,333		$42.98	9/30/2016
	26,002	12,998		$57.01	9/29/2015
	30,000	0		$80.95	9/24/2014
	14,800	0		$74.39	9/26/2013
	15,000	0		$82.16	9/27/2012
	7,387	0		$77.75	2/23/2015

David B. Lingafelter	0	40,000	0	$43.67	2/22/2017	0	0	0	$0
	13,334	26,666		$42.98	9/30/2016
	19,335	9,665		$57.01	9/29/2015
	18,000	0		$80.95	9/24/2014
	15,000	0		$74.39	9/26/2013
	10,000	0		$82.16	9/27/2012
	10,495	0		$68.89	9/28/2014
	5,247	0		$54.75	9/29/2013
	2,891	0		$46.78	9/23/2012

(1)	Each outstanding stock option granted that is currently vested and exercisable is listed in this column. These stock option grants vested ratably on the first three anniversaries of the grant date.

(2)

Each outstanding stock option that is not yet vested and exercisable is listed in this column. The chart below reflects the vesting schedule for each outstanding stock option grant awarded to the Home & Security NEOs (assuming continued employment):

	Options Vesting in 2011 (dates refer to grant date)			Total Number of Options Vesting in 2011	Options Vesting in 2012 (dates refer to grant date)		Total Number of Options Vesting in 2012	Total Number of Options Vesting in 2013
	09/29/08	09/30/09	2/22/10		09/30/09	02/22/10
Christopher J. Klein	33,532	12,967	14,201	60,700	12,966	14,200	27,166	14,199
Craig P. Omtvedt	26,265	17,767	17,101	61,133	17,766	17,100	34,866	17,099
John N. Heppner	16,665	16,667	16,667	49,999	16,666	16,667	33,333	16,666
Gregory J. Stoner	12,998	16,667	16,667	46,332	16,667	16,666	33,333	16,666
David B. Lingafelter	9,665	13,333	13,334	36,332	13,333	13,333	26,666	13,333

(3)	For Messrs. Klein and Omtvedt, the numbers in this column show the remaining unvested RSUs (as of December 31, 2010) from the February 2008 grant. These RSUs vested and became payable in January 2011.
(4)

This column lists the target number of outstanding performance share awards. For the 2010-2012 performance period, the following awards were outstanding: 15,100 for Mr. Klein and 18,200 for Mr. Omtvedt. For the 2009-2011 performance period, the following awards were outstanding: 17,300 for Mr. Klein and 24,800 for Mr. Omtvedt. The Compensation Discussion and Analysis on pages [ — ] to [ — ] and the narrative following the table titled “Grants of Plan-Based Awards” on page [ — ] provide additional detail on performance share awards. Cash LTIP and performance share awards for the 2008-2010 performance period are disclosed in the “Option Exercises and Stock Vested” table immediately below.

In addition, also reported in this column are unvested restricted stock units (RSUs) granted to Messrs. Klein and Omtvedt in 2009 of 14,700 and 21,000 RSUs, respectively (which will vest on January 31, 2012) and in 2010 of 12,800 and 15,400 respectively (which will vest on January 31, 2013).
(5)

This column reflects the value of the performance share awards (at grant date target number) and restricted stock units (using the December 31, 2010 closing price of Fortune Brands’ common stock of $60.25).

2010 OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards
Name of Executive Officer	Number of Shares Acquired on Exercise (#)(1)	Value Realized Upon Exercise ($)(2)	Number of Shares Acquired on Vesting (#)(3)	Value Realized Upon Vesting ($)(3)
Christopher J. Klein	0	$0	21,500	1,269,142
Craig P. Omtvedt	0	$0	28,800	1,690,005
John N. Heppner	0	$0	0	0
Gregory J. Stoner	16,667	$187,388	0	0
David B. Lingafelter	3,936	$84,686	0	0

(1)	This column reflects stock options exercised during 2010.
(2)	This column reflects the difference between the market value of the shares on the date of exercise and the exercise price of the stock options.
(3)

This column reflects the 18-month performance shares awarded in July, 2009 for the July 2009-December 2010 performance period. No performance shares for the three-year 2008-2010 performance period are included because no performance share awards were earned based on Fortune Brands’ actual performance during that period.

RETIREMENT AND POST-RETIREMENT BENEFITS

2010 PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($) (2)(3)(4)(5)	Payments During Last Fiscal Year(6)
Christopher J. Klein	Fortune Brands Pension Plan	7.7500	137,433	0
	Fortune Brands Supplemental Plan	7.7500	354,779	0

Craig P. Omtvedt	Fortune Brands Pension Plan	6.2500	196,242	0
	Fortune Brands Supplemental Plan	21.2500	4,593,653	0

John N. Heppner	Master Lock Pension Plan	19.0000	590,685	0
	Master Lock Company LLC Supplemental Retirement Plan	19.0000	1,047,233	0

Gregory J. Stoner	MasterBrand Cabinets, Inc. Pension Plan	6.2500	75,617	0
	MasterBrand Cabinets, Inc. Supplemental Retirement Plan	6.2500	136,208	0

David B. Lingafelter	Moen Incorporated Retirement Plan	21.0000	309,093	0
	Moen Incorporated Supplemental Retirement Plan	21.0000	392,169	0

(1)

Mr. Klein is currently accruing additional benefits under Fortune Brands’ tax-qualified defined benefit plan; Mr. Omtvedt is not. With respect to the Fortune Brands Pension Plan, this column reflects service credited, if any, prior to January 1, 1996 (the date as of which the executives were excluded from further benefit accruals) and not their actual years of service with Fortune Brands.

(2)	The amounts listed are based on the executives’ compensation and service as of December 31, 2010.
(3)

The earliest age at which an unreduced pension is paid is generally 62 under the Fortune Brands Pension Plan, the Master Lock Pension Plan and the Moen Pension Plan. A grandfathered provision under the Fortune Brands Pension Plan allows for an unreduced pension at age 60 or earlier if the executive has 30 years of service; only Mr. Omtvedt is eligible for this provision. The MasterBrand Pension Plan allows for reduced early retirement benefits to be paid at age 55 but there are no unreduced benefits available before age 65.

(4)

The benefit amounts listed reflect the present value of the annual benefit payable in the form of a single life annuity where payments continue for the life of the executive but cease upon his death. All of the tax-qualified and supplemental non-qualified pension plans in which the Home & Security NEOs participate allow participants to elect a reduced annuity in the joint and survivor form, which provides payments over the life of the participant and a named beneficiary. Elections of payment form are made at the time of retirement.

(5)

The present value of accumulated plan benefits is calculated based on the following assumptions used to calculate the applicable plan’s accumulated benefit obligation in accordance with ASC 715; a 5.75% discount rate, a 4.25% lump sum interest rate for Mr. Omtvedt’s benefits under the Fortune Brands Supplemental Plan and the RP-2000 mortality table projected to 2018. The normal retirement benefit is unreduced at age 60 for Mr. Omtvedt and unreduced at age 62 for Messrs. Klein, Heppner and Lingafelter. Mr. Stoner is not eligible for an unreduced early retirement benefit.

(6)

None of the tax-qualified and supplemental non-qualified pension plans in which the Home & Security NEOs participate allow in-service distributions. No payments or withdrawals were made to the Home & Security NEOs in 2010. As disclosed in footnote 5 to the Summary Compensation Table on page [ — ] of this Information Statement, Mr. Omtvedt’s pension benefits are funded by contributions to an employee grantor trust which are taxable to Mr. Omtvedt in the year of the contribution. Fortune Brands made contributions to Mr. Omtvedt’s grantor trusts in 2010.

Tax-Qualified Pension Benefits. Each of the Home & Security NEOs except Mr. Omtvedt is currently accruing a benefit under a tax-qualified defined benefit plan that is broadly available to employees within the same entity. Mr. Klein participates in the Fortune Brands Pension Plan, which is a tax-qualified defined benefit pension plan. In 2008, the Fortune Brands Pension Plan was closed to newly hired Fortune Brands employees, and the formula for accruing pension benefits was changed.

•	For service on and after January 1, 2008, pension benefits grow under the following formula: 1% of compensation multiplied by years of benefit service on and after January 1, 2008.

•

For service prior to 2008, a normal retirement benefit is determined under the following formula: (a) 1.75% of compensation multiplied by years of benefit service up to 15 years of service, plus (b) 1% of compensation multiplied by years of benefit service in excess of 15 years of service. Mr. Omtvedt is the only Home & Security NEO eligible for this benefit.

Total service taken into account under the Fortune Brands Pension Plan is capped at 35 years. In addition, participants will not receive less than a protected benefit that was “grandfathered” as of December 31, 2001 when Fortune Brands previously changed the pension plan formula. Only Mr. Omtvedt is eligible to receive the grandfathered benefit.

Payments of early retirement annual benefits under the Fortune Brands Pension Plan are calculated assuming a reduction of 6% per year prior to age 62 (unreduced at age 62) for Mr. Klein and 7% per year prior to age 60 (unreduced at age 60) for Mr. Omtvedt. Mr. Klein’s pension reduction is calculated differently than Mr. Omtvedt’s because Mr. Omtvedt was grandfathered under a plan provision applicable to certain employees who were employed by Fortune Brands as of December 31, 2001.

As stated above, Mr. Omtvedt is not currently accruing additional benefits under the Fortune Brands Pension Plan. Instead, Mr. Omtvedt’s current pension benefits accrue under the Fortune Brands Supplemental Plan. The pension benefits earned under the Supplemental Plan cannot be secured in a manner similar to the tax-qualified benefits earned under the Fortune Brands Pension Plan. To provide for the security of these non-qualified benefits, Fortune Brands, prior to 1999, established “grantor trusts” for a limited number of executives, including Mr. Omtvedt. These trusts were approved by Fortune Brands’ stockholders. Fortune Brands funds Mr. Omtvedt’s grantor trust on an annual basis, and reimburses him for his tax liability on the earnings of the trust. The grantor trust will provide Mr. Omtvedt with an after-tax benefit when he retires. No Home & Security employee, including the NEOs other than Mr. Omtvedt, currently has a grantor trust, and Home & Security will not be establishing any grantor trusts for its employees in the future.

Mr. Heppner participates in the Master Lock Pension Plan, which is a tax-qualified defined benefit pension plan. The Master Lock Pension Plan includes a number of different benefit formulas that apply to groups of employees, depending upon whether they were previously employed by a company whose pension plan was merged into the Master Lock Pension Plan. Normal retirement benefits for Mr. Heppner are integrated with Social Security compensation levels and are determined under the following formula: (a) 1.05% of final average earnings multiplied by years of benefit service (up to 30 years); plus (b) 1.55% for final average earnings in excess of the plan’s compensation limit (if any), multiplied by years of benefit service (up to 30 years); plus (c) 1.05% of final average earnings multiplied by years of benefit service between 30 and 35 years (if any). The maximum number of years of service a participant may have under Master Lock Pension Plan is 35, and maximum final average earnings are limited by the tax code. Participants who work until they attain at least age 55 are eligible to receive an unreduced benefit at age 62. Mr. Heppner’s annual early retirement benefit under the Master Lock Pension Plan is calculated assuming a 6% reduction per year from age 55 until age 62.

Mr. Stoner participates in the MasterBrand Cabinets, Inc. Pension Plan (the “MasterBrand Pension Plan”), which is a tax-qualified defined benefit “pension equity” plan. Like the Master Lock Pension Plan, the MasterBrand Pension Plan includes different benefit formulas that apply to groups of employees, depending upon whether they were previously employed by a company whose pension plan was merged into the MasterBrand Pension Plan.

The benefit calculation under a pension equity plan is substantially different from the calculation under a traditional pension plan. Under the benefit formula to which Mr. Stoner is subject, a participant earns “points” based upon age for each year of service, as follows:

•	“base points” are earned for final average compensation (up to tax code limits); and

•	“excess points” are earned at a different rate for final average compensation (up to tax code limits) that exceeds the MasterBrand Pension Plan’s limit on covered compensation.

When the participant terminates employment, an “accrued lump sum benefit” is calculated. The accrued lump sum benefit is equal to: (a) the participant’s final average compensation multiplied by his total base percentage points; plus (b) the participant’s final average compensation in excess of covered compensation, multiplied by his excess points percentage. At termination, the accrued lump sum benefit accumulates with interest until the participant attains age 65, at which time the lump sum benefit is converted to an actuarially equivalent single life annuity at age 65, although other forms of benefit payment are available. Mr. Stoner’s annual early retirement benefit under the MasterBrand Pension Plan may begin after attaining age 55 and equals the actuarial equivalent of his single life annuity benefit at age 65 reduced to his early retirement date.

Mr. Lingafelter participates in the Moen Incorporated Pension Plan (the “Moen Pension Plan”), which is a tax-qualified defined benefit pension plan. Normal retirement benefits under the Moen Pension Plan are determined under the following formula: (a) 1.05% of final average earnings up to the covered compensation limit, multiplied by years of benefit service (up to 30 years); plus (b) 1.45% for final average earnings in excess of the plan’s compensation limit (if any), multiplied by years of service (up to 30 years); plus (c) 1% of final average earnings multiplied by years of service in excess of 30 years. Final average earnings are limited by the tax code. The Moen Pension Plan pays an unreduced benefit at age 62 for participants who work at least until they attain age 55. Mr. Lingafelter’s annual early retirement benefit under the Moen Pension Plan is calculated by reducing his normal retirement benefit by: (a) 0.33% multiplied by the number of months by which the benefits commencement date precedes his 60th birthday; and (b) 0.5% multiplied by the number of months by which his benefits commencement date occurring after attaining age 60 precedes his 62nd birthday.

The estimated retirement benefits in the table on page [ — ] include any offset for Social Security benefits. The compensation used to calculate retirement benefits generally includes the categories of “Salary” and “Non-Equity Incentive Plan Compensation” from the Summary Compensation Table shown above on page [ — ], averaged over the five highest consecutive years.

Non-Qualified Pension Benefits. Messrs. Klein and Omtvedt participate in the Fortune Brands Supplemental Plan. The Fortune Brands Supplemental Plan pays the difference between the benefits payable under the Fortune Brands Pension Plan and the amount that would have been paid if the Internal Revenue Code did not limit the amount of compensation taken into account under, or benefits that may be paid from, a tax-qualified defined benefit plan. In addition, the Fortune Brands Supplemental Plan provides the full pension benefit earned in years in which an executive is ineligible for the tax-qualified defined benefit plan. In calculating benefits, no credit is given for service in excess of 35 years. Through December 31, 2007, the Fortune Brands Supplemental Plan also provided that certain senior officers of Fortune Brands (those who were Vice Presidents or more senior officers prior to 1999) receive an annual benefit equal to 52 1/2% of average compensation during the five highest-paid consecutive years of employment. Mr. Omtvedt is the only Home & Security NEO eligible for this enhanced benefit. Since 1999, the Fortune Brands Committee has not approved this enhanced benefit for any additional executives. This retirement benefit is reduced by 1 1/2% of such average compensation for each year between the officer’s retirement and attainment of age 65, unless he has completed 35 years of service. This benefit is also reduced by  1/2% of such average compensation for each year of service on and after January 1, 2008, since beginning on January 1, 2008, Mr. Omtvedt will earn additional pension benefits at the same rate that applies to all employees in Fortune Brands’ tax-qualified pension plan (1% of compensation per year of service). The Fortune Brands Supplemental Plan benefit is reduced by benefits under the Fortune Brands Pension Plan and the retirement plans of Fortune Brands’ subsidiaries or any prior employer, including an executive’s prior employers who are unrelated to Fortune Brands. Payments of early retirement annual benefits under the Fortune Brands plans are calculated assuming a reduction of 7% per year prior to age 60 (unreduced at age 60).

Mr. Heppner participates in the Master Lock Company LLC Supplemental Retirement Plan (the “Master Lock Supplemental Plan”), and Mr. Lingafelter participates in the Moen Incorporation Supplemental Retirement Plan (the “Moen Supplemental Plan”). Both the Master Lock Supplemental Plan and Moen Supplemental Plan pay the difference between the benefits payable under the tax-qualified retirement plans maintained by the respective companies and the amount that would have been paid if the Internal Revenue Code did not limit the amount of compensation taken into account under, or benefits that may be paid from, such tax-qualified defined benefit plans. In calculating benefits, no credit is given under the Master Lock Supplemental Plan for service in excess of 35 years. Both supplemental plans provide unreduced benefits at age 62 if participants work until they reach age 55. In calculating the reduction in benefits due to early commencement, each supplemental plan uses the reduction factors set forth in the tax-qualified pension plan maintained by Master Lock and Moen, respectively.

Mr. Stoner participates in the MasterBrand Cabinets, Inc. Supplemental Retirement Plan (the “MasterBrand Supplemental Plan”). The MasterBrand Supplemental Plan pays the difference between the benefits payable under the MasterBrand Pension Plan and the amount that would have been paid if the Internal Revenue Code did not limit the amount of compensation taken into account under, or benefits that may be paid from, a tax-qualified defined benefit plan. Benefits may commence under the MasterBrand Supplemental Plan after attaining age 55, subject to a reduction calculated using the methodology described in the MasterBrand Pension Plan.

2010 NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)(1)(2)	Aggregate Earnings in Last FY ($)(1)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Christopher J. Klein	0	70,425	19,727	0	336,291
Craig P. Omtvedt	0	74,881	52,774	0	658,006
John N. Heppner	0	0	23,785	0	64,117
Gregory J. Stoner	0	0	3,077	0	13,427
David B. Lingafelter	0	0	6,658	0	25,478

(1)

Amounts listed in the Registrant Contributions column were reported as compensation in the last fiscal year in the “All Other Compensation” column of the Summary Compensation Table. No amounts listed in the Aggregate Earnings column were reported in the “All Other Compensation” column of the Summary Compensation Table.

(2)

As disclosed on pages [ — ], [ — ] and [ — ] of this Information Statement, Mr. Omtvedt’s supplemental nonqualified profit sharing benefits are funded by contributions to an employee grantor trust which are taxable to Mr. Omtvedt in the year of contribution. Fortune Brands made a contribution to Mr. Omtvedt’s grantor trust in 2010.

(3)

Earnings are credited to Mr. Omtvedt’s grantor trust based on his election from among the following: Fidelity Blue Chip Growth Fund, Fidelity Equity Income Fund, Fidelity International Discovery Fund, MFS New Discovery Fund, Northern Trust Institutional Funds Diversified Asset Portfolio, PIMCO Total Return Fund, Vanguard 500 Index Fund, Fidelity Value Fund and the Spartan Total Market Index Fund.

Messrs. Klein and Omtvedt receive supplemental profit sharing benefits under the Fortune Brands Supplemental Plan. The Fortune Brands Supplemental Plan pays the difference between the profit sharing contribution provided under Fortune Brands’ tax-qualified defined contribution plan and the contribution that would have been made if the Internal Revenue Code did not limit the compensation that may be taken into account under tax-qualified retirement plans. The contribution amount in 2010 was equal to 6% of adjusted compensation, which generally includes salary and annual bonus. Compensation is adjusted by multiplying amounts in excess of the Social Security taxable wage base ($106,800 in 2010) by 1.25. This profit sharing formula applies uniformly to all eligible employees and is not enhanced for executives. Nonqualified profit-sharing benefits are paid in a lump sum upon termination of an executive’s employment.

The Subsidiary Presidents do not currently make deferrals or receive profit sharing contributions under any non-qualified defined contribution or profit sharing plans. They each maintain accounts holding prior contributions under their respective subsidiary’s non-qualified defined contribution plan, and these accounts are credited with interest monthly, using the Citigroup Broad Investment (Big) Bond Index.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

Change in Control Agreements. Fortune Brands has entered into agreements with a number of executives, including Messrs. Klein and Omtvedt, to provide each of them with benefits if they are terminated following a change in control of Fortune Brands.

Each agreement states that if, subsequent to a change in control, (1) Fortune Brands terminates the executive’s employment for a reason other than disability or cause, or (2) the executive decides to terminate his employment for good reason, the executive will receive:

(i)	2.99 times his base salary, 2.99 times the amount of his target annual incentive compensation award and 2.99 times the annual defined contribution plan allocation for the year prior to the year in which the termination of employment occurs (and the supplemental profit sharing allocation under the Fortune Brands Supplemental Plan);

(ii)	three additional years of service and earnings credit under Fortune Brands’ retirement plans and agreements; and

(iii)	three additional years of coverage under Fortune Brands’ life, health, accident, disability and other employee plans.

Payments under these agreements are generally made in a lump sum immediately following termination. If the special excise tax under Section 280G of the Internal Revenue Code applies, and the executive’s payments are not required under the agreement to be reduced to a level that will not trigger the excise tax, Fortune Brands will restore amounts lost by the executive officer due to the excise tax. If payments to the executive due to a change in control do not exceed the threshold dollar amount that triggers the excise tax by more than a specified amount, payments to the executive are reduced in order to avoid application of the excise tax. Fortune Brands has established a “rabbi” trust with a bank for the purpose of making payments under the agreements. This trust currently is not funded. Any amounts payable under these change in control agreements are reduced by amounts payable under the severance agreements referred to below.

None of the Subsidiary Presidents have individual agreements with Fortune Brands, Home & Security or any of the Home & Security businesses regarding change in control benefits. Messrs. Heppner, Stoner and Lingafelter are covered by the Fortune Brands Storage & Security LLC Executive Severance Plan, the MasterBrand Cabinets, Inc. Executive Severance Plan and the Moen Incorporated Executive Severance Plan (collectively, the “Executive Severance Plans”), respectively. The Executive Severance Plans provide larger severance benefits than in the non-change-in-control context if an executive’s employment is terminated within the 18-month period following a change in control of his subsidiary as a result of: (i) involuntary termination from his subsidiary for any reason other than resignation, retirement, death, disability, or cause; (ii) voluntary termination from employment if his office location is relocated more than 35 miles from his current office location; or (iii) demotion to a lower salary grade level. Each of the Subsidiary Presidents would be eligible to receive 24 months of base salary and one year of bonus if his employment terminated under these circumstances.

Following the Separation, we anticipate that Home & Security will enter into an agreement with Mr. Klein regarding the severance benefits that will be available to him following a change in control. Such agreement with Home & Security will not contain a “gross-up” provision for any taxes due under Section 280G of the Internal Revenue Code. No other details of such agreement have been discussed.

Severance Agreements. In 2007, Fortune Brands entered into agreements with each of Messrs. Klein and Omtvedt to provide each of them with severance benefits without regard to a change in control if Fortune Brands terminates their employment for reasons other than disability or cause or if they terminate their employment for good reason. The good reason and termination (other than for cause) triggers were chosen because they are standard triggers for severance benefits. Severance payments under the agreements provide compensation to the executives in exchange for certain non-compete and non-solicitation protections Fortune Brands receives. The severance agreements provide the same benefits as those described above for a termination of employment following a change in control except that the multiplier is two. Subject to a potential six-month waiting period as required by Section 409A of the Internal Revenue Code, the agreements provide for severance payments to be paid in installments over a one-year period. All the agreements contain restrictions on soliciting Fortune Brands employees, competing with Fortune Brands and revealing confidential information for a twelve-month period following termination of employment.

We anticipate that Home & Security will enter into an agreement with Mr. Klein following the Separation setting forth potential severance benefits. Such agreement with Home & Security will not contain a “gross-up” provision for any taxes due under Section 280G of the Internal Revenue Code. The other terms of such agreement have not been determined.

None of the Subsidiary Presidents have individual agreements with Fortune Brands, Home & Security or any of the Home & Security businesses regarding severance benefits. The terms and conditions of the Executive Severance Plans are substantially similar.

The Executive Severance Plans provide severance benefits in the event of an executive’s: (i) involuntary termination from employment with his subsidiary for any reason other than resignation, retirement, death, disability or cause; or (ii) voluntary termination from employment if, as a result of corporate restructuring, the executive’s office location is relocated more than 35 miles from his current office location. Each of the Subsidiary Presidents would be eligible to receive 18 months of base salary and one year of bonus if his employment terminated under either of these circumstances.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL(1)

Compensation Program	Voluntary		Involuntary					Involuntary Termination or Termination for Good Reason After Change in Control
	For Good Reason	Without Good Reason	For Cause	Without Cause	Death(2)	Disability(3)	Retirement
Cash Severance
Klein	2,552,596	0	0	2,552,596	0	0	0	3,816,131
Omtvedt	2,377,541	0	0	2,377,541	0	0	0	3,554,424
Heppner	899,588	0	0	899,588	0	0	0	1,113,775
Stoner	970,000	0	0	970,000	0	0	0	1,212,500
Lingafelter	730,000	0	0	730,000	0	0	0	912,500

H&W Continuation
Klein	43,891	0	0	43,891	1,225,000	80,000/yr	0	65,616
Omtvedt	42,484	0	0	42,484	1,135,750	80,000/yr	0	63,726
Heppner	6,569	0	0	6,569	0	80,000/yr	0	8,758
Stoner	7,937	0	0	7,937	0	80,000/yr	0	10,582
Lingafelter	16,346	0	0	16,346	0	80,000/yr	0	21,794

Options(4)
Klein	0	0	0	0	0	0	0	1,154,171
Omtvedt	0	0	0	0	0	0	0	850,554
Heppner	0	0	0	0	0	0	0	829,000
Stoner	0	0	0	0	0	0	0	1,404,661
Lingafelter	0	0	0	0	0	0	0	1,123,722

Performance Shares(5)
Klein	0	0	0	0	0	0	0	1,780,887
Omtvedt	0	0	0	0	0	0	0	2,383,495
Heppner	0	0	0	0	0	0	0	0
Stoner	0	0	0	0	0	0	0	0
Lingafelter	0	0	0	0	0	0	0	0

RSUs
Klein	0	0	0	0	0	0	0	1,673,437
Omtvedt	0	0	0	0	0	0	0	1,974,595
Heppner	0	0	0	0	0	0	0	0
Stoner	0	0	0	0	0	0	0	0
Lingafelter	0	0	0	0	0	0	0	0

Cash LTIPs
Klein	0	0	0	0	0	0	0	392,407
Omtvedt	0	0	0	0	0	0	0	0
Heppner	0	0	0	0	0	0	0	497,760
Stoner	0	0	0	0	0	0	0	213,193
Lingafelter	0	0	0	0	0	0	0	261,343

Excise Tax Gross-Up
Klein	TBD	TBD	TBD	TBD	TBD	TBD	TBD	TBD
Omtvedt	0	0	0	0	0	0	0	0
Heppner	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Stoner	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Lingafelter	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Pension Enhancement(6)
Klein	132,314	0	0	132,314	0	0	0	220,921
Omtvedt	382,846	0	0	382,846	0	0	0	721,233
Heppner	0	0	0	0	0	0	0	0
Stoner	0	0	0	0	0	0	0	0
Lingafelter	0	0	0	0	0	0	0	0
Total Potential Payments Upon
Termination or Change in Control
Klein	2,728,801	0	0	2,728,801	1,225,000	80,000	0	9,103,570
Omtvedt	2,802,871	0	0	2,802,871	1,135,750	80,000	0	9,548,027
Heppner	906,156	0	0	906,156	0	80,000	0	2,449,293
Stoner	977,937	0	0	977,937	0	80,000	0	2,840,936
Lingafelter	746,346	0	0	746,346	0	80,000	0	2,319,359

(1)

This table assumes the specified termination events occurred on December 31, 2010. It uses Fortune Brands’ closing share price on the last day of its 2010 fiscal year to calculate the value of the equity awards that would vest or be settled in connection with a termination event or a change in control. The closing price of Fortune Brands stock on December 31, 2010 was $60.25.

(2)	The Health and Related Benefits listed under the “Death” column reflect the incremental value of life insurance benefits above the benefit level applicable to all employees generally.
(3)

The Health and Related Benefits listed under the “Disability” column reflect the amount of the annual disability benefit that exceeds the benefit payable under the plan generally available to all employees.

(4)

A termination of employment is not required to receive change in control treatment for options. In all cases except following a change in control there is no incremental option value above the value applicable to all employees with options. In the event of a change in control, the values listed reflect the value of unvested options that would vest.

(5)

Amounts listed for performance shares assume a payment of the “target” number of shares (including applicable dividend equivalents). In all cases, except following a change in control, actual payments are based on Fortune Brands’ actual performance and could be more or less than the amount listed above (or zero).

(6)

The pension enhancement amounts were calculated based on the following assumptions used to calculate the plan’s accumulated benefit obligation in accordance with ASC 715; a 5.75% discount rate and the RP-2000 mortality table projected to 2018. The Fortune Brands Supplemental Plan portion uses a 2.83% lump sum interest rate which is the six month average of 10-year U.S. Treasury rates as of December 31, 2010.

A number of employee benefit and incentive plans maintained by Fortune Brands, Master Lock, MasterBrand and Moen provide for payment or vesting of benefits upon termination of employment of any participant, including the Home & Security NEOs. If terminated on December 31, 2010, each of the Home & Security NEOs would have received benefits and payments under these plans in addition to the amounts described in the table above.

Fortune Brands LTIP Awards. The following table shows the treatment of equity awards granted under the Fortune Brands LTIP following a termination of employment, depending upon the reason for such termination.

Award	Reason For Termination
	Voluntary Termination	Death	Disability or Retirement
Stock Options	Vested options expire three months after the termination date, or, if sooner, on the regularly- scheduled expiration date.

Vested options granted after 2005 expire at the end of the three-year period following death or, if sooner, on the regularly-scheduled expiration date, provided that options may be exercised for at least one year following death even if this extends past the regularly-scheduled expiration date.

Vested options granted before 2005 expire on the regularly scheduled expiration date.

Options granted from September 2005 to September 2008 expire three years after employment terminates, or on the regularly- scheduled expiration date, if earlier.

Other options expire on their regularly-scheduled expiration date.

The executive must have been employed for one year (six months for Mr. Klein’s 2011 grant) following grant to receive this treatment.

Performance Shares	Outstanding performance shares are forfeited.	Subject to attainment of the performance goals, the executive receives a full payment at the time performance shares are paid out to active employees.	Subject to attainment of the performance goals, the executive receives a full payment at the time performance shares are paid out to active employees.

RSUs	Outstanding RSUs are forfeited.	Full vesting at termination.	Full vesting at termination.

The following chart explains the treatment of Fortune Brands LTIP awards in the event of a change in control:

Award	Treatment Upon Change In Control
Stock Options	All stock options become fully vested.

Performance Shares	In the event of termination of employment (other than for just cause) following a change in control, performance shares are paid out on the date employment terminates. The number of performance shares paid equals the target number of shares, prorated for the portion of the performance period that actually elapsed prior to termination of employment.

RSUs	In the event of termination of employment (other than for just cause) following a change in control, all outstanding RSUs vest and are paid out on the date employment terminates.

Cash LTIP Awards. Upon a termination of employment as a result of retirement, death or disability, a Home & Security NEO would be eligible to receive a payout of his Cash LTIP awards, based upon actual company performance but prorated to reflect the portion of the performance period during which he was actively employed. Such payments would be made at the end of each performance period. For purposes of the Cash LTIP awards, “retirement” means attainment of age 55 and the completion of at least ten (10) years of service. If a Home & Security NEO’s employment is terminated within eighteen (18) months of a Change in Control, all of his Cash LTIP awards will become non-forfeitable and paid out as if all performance periods had been completed and based upon actual company performance, but prorated to reflect the actual portion of the performance period(s) during which such NEO was actively employed.

Retirement Benefits. Upon termination of employment, participants in the applicable defined contribution plans (both tax-qualified and nonqualified) may receive a distribution of their account balances. The Nonqualified Deferred Compensation table on page [ — ] of this Information Statement lists each Home & Security NEO’s balance under the applicable nonqualified defined contribution plans as of the last fiscal year end. The tax-qualified defined benefit plan and supplemental plans maintained by Fortune Brands, Master Lock, MasterBrand and Moen provide pension benefits upon retirement (as defined in the plans). The Pension Benefits table on page [ — ] of this Information Statement and the narrative and footnotes that follow it provide additional detail on the amount and terms of these pension benefits.

Health and Related Benefits. In addition to the dollar values in the table above for health and related benefit continuation pursuant to severance and change in control agreements, Messrs. Klein and Omtvedt were eligible to receive health and related benefits pursuant to Fortune Brands’ benefit plans applicable to employees generally. The Subsidiary Presidents were each eligible to receive the same health and related benefits as provided to other executives under the Master Lock, MasterBrand and Moen executive severance plans, as applicable.

Each of Messrs. Omtvedt, Heppner and Lingafelter will be eligible for retiree medical coverage (until they are eligible for Medicare) if he terminates his employment after becoming eligible for retirement.

Split Dollar Life Insurance. Mr. Omtvedt would be entitled to retain a split-dollar life insurance policy in order to provide a death benefit, but any insurance proceeds after death in excess of the death benefit will be returned to Fortune Brands.

SECURITY OWNERSHIP OF MANAGEMENT, DIRECTORS AND PRINCIPAL STOCKHOLDERS

The following table sets forth the anticipated beneficial ownership of our common stock immediately following the Distribution by (i) each of our directors, (ii) each of our named executive officers, (iii) our directors and executive officers as a group and (iv) those persons that we expect to be the beneficial owners of more than five percent of our outstanding common stock immediately following the Distribution. The table is based on information available to us concerning ownership of Fortune Brands common stock as of June 9, 2011 and the distribution ratio of one share of our common stock for every one share of Fortune Brands’ common stock. Percentages were calculated based upon 154,270,908 shares of Home & Security common stock outstanding immediately following the Distribution, which represents the number of shares of Fortune Brands common stock outstanding as of June 9, 2011.

Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to the securities listed opposite such person’s or entity’s name. As used in this Information Statement, “beneficial ownership” means that a person has, or has the right to acquire within 60 days, the sole or shared power to vote or direct the voting of a security or the sole or shared investment power with respect to a security. We expect that holders of Fortune Brands RSUs who are expected to continue their employment with Home & Security following the Distribution Date will have their Fortune Brands RSUs convert into Home & Security RSUs pursuant to a formula that is intended to preserve the intrinsic value of their Fortune Brands RSUs following the Distribution. We expect that holders of Fortune Brands options who are expected to continue their employment with Home & Security following the Distribution Date will have their unvested Fortune Brands options converted into Home & Security options pursuant to a formula that is intended to preserve the value of their Fortune Brands options following the Separation and will receive one vested Home & Security option for each vested Fortune Brands option held on the Distribution Date, in each case, adjusted as appropriate to preserve their intrinsic value following the Separation. For a more detailed discussion regarding the treatment of outstanding Fortune Brands equity awards following the Separation, see “The Separation—Treatment of Outstanding Equity Awards” beginning on page [—] of this Information Statement.

Unless otherwise indicated, the business address of each of the Company’s directors and executive officers is the same as the Company’s address:

Name	Amount and Nature of Beneficial Ownership (1)(2)(3)	Percentage of Class
Pershing Square Capital Management, L.P.(4)	17,170,033	11.12
T. Rowe Price Associates, Inc.(5)	11,917,380	7.72
Christopher J. Klein	417,843	*
Craig P. Omtvedt	620,541	*
John N. Heppner	163,726	*
Gregory J. Stoner	93,190	*
David B. Lingafelter	108,244	*
Directors and executive officers as a group (12 persons)	1,707,749	1.10

*	Less than 1%
(1)	Includes the following number of shares held in the Fortune Brands stock fund under the our Retirement Savings Plan:

Name	Number of Shares
Craig P. Omtvedt	2,882
David B. Lingafelter	608
Gregory J. Stoner	1

(2)	Includes the following number of shares with respect to which the following directors and executive officers have the right to acquire beneficial ownership within 60 days after the date of this table:

Name	Number of Shares
Christopher J. Klein	380,786
Craig P. Omtvedt	515,599
John N. Heppner	163,726
Gregory J. Stoner	93,189
David B. Lingafelter	107,636

(3)

Includes 1,546,654 shares of which our directors and executive officers as a group had the right to acquire beneficial ownership pursuant to the exercise on or before August 8, 2011 of options to purchase shares of Home & Security common stock. Inclusion of such shares does not constitute an admission by any director or executive officer that such person is the beneficial owner of such shares.

(4)

This information is derived from a Schedule 13D and a Form 5, filed on October 8, 2010 and February 14, 2011, respectively, by Pershing Square Capital Management, L.P., PS Management GP, LLC and William A. Ackman (collectively, “Pershing”) and Pershing Square GP, LLC (“Pershing GP”) and a Form 4 filed on June 7, 2011 by Pershing. Based on the Schedule 13D, Form 5 and Form 4, and assuming no change in Pershing’s or Pershing GP’s ownership of Fortune Brands common stock between June 7, 2011 and the Distribution Date, neither Pershing nor Pershing GP would have sole voting power over any shares of Home & Security common stock; Pershing GP would have shared voting power over 16,668,636 shares of Home & Security common stock, sole dispositive power over no shares of Home & Security common stock and shared dispositive power over 16,668,636 shares of Home & Security common stock; and Pershing would have shared voting power over 17,170,033 shares of Home & Security common stock, sole dispositive power over no shares of Home & Security common stock and shared dispositive power over 17,170,033 shares of Home & Security common stock. Pershing and Pershing GP have reported economic exposure to 603,486 notional shares of Fortune Brands common stock in their Schedule 13D filing and 1,505,641 notional shares of Fortune Brands common stock in their Form 5 filing, each in connection with certain cash-settled total return swaps. We have not included these notional shares in the table above. The principal business address of Pershing and Pershing GP is 888 Seventh Avenue, 42nd Floor, New York, New York 10019.

(5)

This information is derived from a Schedule 13G/A filed on February 14, 2011 by T. Rowe Price Associates, Inc. (“TRowe”). According to the Schedule 13G/A, TRowe is a registered investment advisor. Assuming no change in TRowe’s ownership of Fortune Brands common stock between December 31, 2010 and the Distribution Date, TRowe would have sole voting power over 3,186,551 shares of Home & Security common stock, shared voting power over no shares of Home & Security common stock, sole dispositive power over 11,897,780 shares of Home & Security common stock and shared dispositive power over no shares of Home & Security common stock. Based on the Schedule 13G/A, these securities would be owned by various individual and institutional investors for which TRowe serves as investment adviser with power to direct investments or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, TRowe is deemed to be a beneficial owner of such securities; however, we would expect TRowe to expressly disclaim that it is, in fact, the beneficial owner of such securities. The principal business address of TRowe is 100 E. Pratt Street, Baltimore, Maryland 21202.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Person Transactions Policies and Procedures

We expect that our Board of Directors will adopt a related person transactions policy, which will be made available on our website and which will require our executive officers, directors and director nominees to notify our Corporate Secretary promptly in writing of any transaction in which:

•	the amount exceeds $120,000;

•	Home & Security or its subsidiaries are, were or are proposed to be a participant; and

•	such person or such person’s immediate family members or related persons, has, had or may have a direct or indirect material interest.

Subject to certain exceptions to be delineated in the policy, related person transactions will be required to be brought to the attention of the Audit Committee of our Board of Directors, or any other committee designated by our Board of Directors that consists solely of independent directors, for an assessment of whether the transaction or proposed transaction should be permitted to proceed. In deciding whether to approve or ratify the related person transaction, the committee will be required to consider all relevant facts and circumstances, including the materiality of the related person’s direct or indirect interest in the transaction, the materiality of the related person transaction to us, the impact of the related person transaction on the related person, the impact of the related person transaction on the related person’s independence and the actual or apparent conflict of interest of the related person participating in the related person transaction. If the committee determines that the related person has a direct or indirect material interest in any such transaction, the committee will be required to review and approve, ratify or disapprove the related person transaction.

This policy will supplement Home & Security’s Code of Business Conduct and Ethics and our Code of Ethics for the Chief Executive Officer and Senior Financial Officers, both of which will be available on our website and will have specific provisions addressing actual and potential conflicts of interest. Our Code of Business Conduct and Ethics will provide that all directors, officers and employees must ensure that business decisions they make and actions they take on behalf of the Company are not influenced by personal considerations or personal relationships and will require appropriate disclosures of potential conflicts of interest. Similarly, the Code of Ethics for the Chief Executive Officer and Senior Financial Officers will require our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer to act with honesty and integrity in the handling of apparent conflicts of interest between personal and professional relationships.

Agreements with Fortune Brands, Inc.

As part of the Separation, we will enter into a Separation and Distribution Agreement and several other agreements to effect the Separation and provide a framework for our relationship with Fortune Brands after the Separation. These agreements will provide for the allocation between us and Fortune Brands of the assets, liabilities and obligations of Fortune Brands and its subsidiaries, and will govern the relationship between Home & Security and Fortune Brands after the Separation.

In addition to the Separation and Distribution Agreement, the other principal agreements to be entered into with Fortune Brands include:

•	an Indemnification Agreement;

•	a Tax Allocation Agreement;

•	Transition Services Agreements; and

•	an Employee Matters Agreement.

The summaries of these agreements set forth below are qualified in their entirety by reference to the full text of the applicable agreements, which are included as exhibits to our registration statement on Form 10, of which this Information Statement is a part.

Separation and Distribution Agreement

The Separation and Distribution Agreement will contain the key provisions relating to the separation of our businesses from Fortune Brands. It will also contain other agreements that govern certain aspects of our relationship with Fortune Brands that will continue after the completion of the Separation.

Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement will identify assets and rights to be transferred, liabilities to be assumed and contracts to be assigned to us as part of the Separation.

The Distribution. The Separation and Distribution Agreement will also govern the rights and obligations of the parties regarding the Distribution. Prior to the Distribution, the number of our shares of common stock held by Fortune Brands will be increased to the number of shares of our common stock distributable in the Distribution. Fortune Brands will cause its agents to distribute all of the issued and outstanding shares of our common stock to Fortune Brands stockholders who hold Fortune Brands shares as of the Record Date.

Additionally, the Separation and Distribution Agreement will provide that the Distribution is subject to several conditions that must be satisfied or waived by Fortune Brands in its sole discretion. For further information regarding these conditions, see the section entitled “The Separation—Conditions to the Distribution” beginning on page [—] of this Information Statement. Fortune Brands may, in its sole discretion, determine the Record Date and the Distribution Date and any necessary or appropriate procedures in connection with the Distribution, and may at any time until the Distribution Date decide to abandon the Distribution.

Termination. The Separation and Distribution Agreement will provide that it may be terminated and the Distribution and the Separation may be abandoned at any time prior to the Distribution Date by Fortune Brands, in its sole discretion.

Releases, Allocation of Liabilities and Indemnification. The Separation and Distribution Agreement will provide for a full and complete release and discharge of all liabilities existing or arising from or based on facts existing prior to the Separation, between or among us or any of our affiliates, and Fortune Brands or any of its affiliates (other than us), except as set forth in the Separation and Distribution Agreement.

We will be liable for and agree to perform all liabilities with respect to our business, which we refer to as the “H&S liabilities.” Those liabilities will include, (i) all liabilities of Home & Security and its subsidiaries to the extent based upon or arising out of the business and operations of Home & Security and its subsidiaries, (ii) all liabilities of Fortune Brands and its subsidiaries to the extent based upon or arising out of the business and operations of Home & Security and its subsidiaries, (iii) all liabilities based upon or arising out of financial instruments of Home & Security and its subsidiaries and (iv) all liabilities on our unaudited pro forma combined balance sheet and all liabilities incurred by Home & Security or Fortune Brands of the type that would have been included on such balance sheet had they been incurred on or prior to the date thereof.

Fortune Brands will be liable for and agrees to perform all liabilities with respect to its business, which we refer to as the “Fortune Brands liabilities.” Those liabilities will include, (i) all liabilities of Fortune Brands and its subsidiaries to the extent based upon or arising out of the businesses retained by Fortune Brands, (ii) all liabilities of Home & Security and its subsidiaries to the extent based upon or arising out of the businesses retained by Fortune Brands, (iii) all liabilities based upon or arising out of financial instruments of Fortune Brands and its subsidiaries and (iv) all liabilities on the Fortune Brands unaudited consolidated balance sheet as of [—], 2011, other than Home & Security liabilities, and all liabilities incurred by Fortune Brands or Home & Security of the type that would have been included on such balance sheet had they been incurred on or prior to the date thereof.

In addition, the Separation and Distribution Agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Fortune Brands’ retained businesses with Fortune Brands. Specifically, subject to certain exceptions set forth in the Separation and Distribution Agreement, we anticipate that we will agree to assume liability for, and to indemnify and hold harmless Fortune Brands, its affiliates and its directors, officers and employees against, certain liabilities relating to our business and the Separation, including all liabilities relating to, arising out of or resulting from:

•	the failure by Home & Security or any other person to pay, perform or otherwise promptly discharge any Home & Security liability;

•	any Home & Security liability;

•	our business (including any businesses or assets that have been divested prior to the Separation or thereafter) as conducted on, at any time prior to or at any time after the Distribution;

•

except to the extent provided in the Separation and Distribution Agreement, any claim that the information included in our registration statement on Form 10, this Information Statement or our registration statement on Form S-8 registering shares of Home & Security stock subject to equity-based awards (“our Form S-8”), is or was false or misleading with respect to any material fact or omits or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

•

the use by Fortune Brands after the Distribution of the name Fortune Brands or any variation thereof, or other trademarks, trade names, logos or identifiers using any of such names or otherwise owned by or licensed to Fortune Brands;

•	the breach by us of any covenant or agreement set forth in any agreement entered into in connection with the Separation;

•	any item or matter for which reimbursement or indemnification is to be provided by Home & Security in accordance with the terms of the Employee Matters Agreement; and

•	any of our financial instruments.

It is expected that Fortune Brands will agree to indemnify and hold harmless us, our affiliates and our directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

•	the failure by Fortune Brands or any other person to pay, perform or otherwise promptly discharge any Fortune Brands liability;

•	any Fortune Brands liability;

•

the businesses retained by Fortune Brands (including any businesses or assets that have been divested prior to the Separation or thereafter) as conducted on, at any time prior to or at any time after the Distribution;

•

solely with respect to information identified in the schedules to the Separation and Distribution Agreement as being supplied by or the responsibility of Fortune Brands, any claim that the information included in our registration statement on Form 10, this Information Statement or our Form S-8, is or was false or misleading with respect to any material fact or omits or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

•

the use by Fortune Brands after the Separation of the name Home & Security or any variation thereof, or other trademarks, trade names, logos or identifiers using any of such names or otherwise owned by or licensed to Home & Security;

•	the breach by Fortune Brands of any covenant or agreement set forth in any agreement entered into in connection with the Separation;

•	any item or matter for which reimbursement or indemnification is to be provided by Fortune Brands in accordance with the terms of the Employee Matters Agreement or the Indemnification Agreement; and

•	any Fortune Brands’ financial instruments.

The Separation and Distribution Agreement also will establish procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes, employee benefits and tobacco matters will be governed by the Tax Allocation Agreement, the Employee Matters Agreement and the Indemnification Agreement, respectively.

Access to Information. The Separation and Distribution Agreement will provide that the parties will exchange certain information reasonably required to comply with requirements imposed on the requesting party by a government authority for use in any proceeding or to satisfy audit, accounting or similar requirements, for use in compensation, benefit or welfare plan administration or other bona fide business purposes, or to comply with its obligations under the Separation and Distribution Agreement or any ancillary agreement. In addition, the parties will use commercially reasonable efforts to make available to each other past and present directors, officers, other employees and agents as witnesses in any legal, administrative or other proceeding in which the other party may become involved.

Expenses. Except as expressly set forth in the Separation and Distribution Agreement or in any related agreement, each of Fortune Brands and Home & Security will pay all third-party fees, costs and expenses paid or incurred by it in connection with the Separation. However, Fortune Brands generally will pay non-recurring third-party fees, costs and expenses arising from the Separation incurred prior to the Distribution Date and Home & Security will pay all third-party fees, costs and expenses incurred prior to the Distribution Date that are expected to benefit Home & Security following the Distribution in the ordinary course of business.

Indemnification Agreement

Home & Security and Fortune Brands will enter into an Indemnification Agreement. Pursuant to this agreement, Fortune Brands will indemnify Home & Security, its affiliates and each of their respective officers, directors, employees and representatives for losses arising from claims arising from smoking and health or fire-safe cigarette matters relating to the tobacco business of Fortune Brands’ predecessors or former subsidiaries, subject to the Distribution becoming effective. In addition, Fortune Brands will agree that it will not (i) consolidate or merge into any other person unless the person formed by such consolidation or merger expressly assumes the obligations of Fortune Brands under the Indemnification Agreement or (ii) convey or transfer, in one or a series of transactions in any ten-year period, an aggregate of more than 25% in market value of its business or assets to any other person unless the person acquiring the assets expressly assumes the obligations of Fortune Brands under the Indemnification Agreement.

Tax Allocation Agreement

Before the Separation, Home & Security and Fortune Brands will enter into a Tax Allocation Agreement. The Tax Allocation Agreement will govern the respective rights, responsibilities and obligations of Home & Security and Fortune Brands with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, non-income taxes and related tax returns. In general, under the Tax Allocation Agreement, Home & Security will be responsible for all taxes to the extent such taxes are attributable to the Home & Security business, and we expect to agree to indemnify Fortune Brands for these taxes. Fortune Brands will be responsible for all taxes to the extent such taxes are not attributable to the Home & Security business and we expect Fortune Brands to agree to indemnify us for these taxes. As a subsidiary of Fortune Brands, Home & Security has several liability with Fortune Brands to the IRS for the consolidated federal income taxes of the Fortune Brands’ group relating to the taxable periods ending on or prior to the Distribution. Although Home & Security will continue to be severally liable with Fortune Brands for this liability following the Distribution, under the Tax Allocation Agreement, Fortune Brands will agree to indemnify us for amounts relating to this liability to the extent not attributable to the Home & Security business. Though valid as between the parties, the Tax Allocation Agreement will not be binding on the IRS. The Tax Allocation Agreement will also contain restrictions on Home & Security’s ability to take actions that could cause the Distribution or certain internal transactions undertaken in anticipation of the Separation to fail to qualify for tax-free or tax-favored treatment.

These restrictions will apply for the two-year period after the Distribution, unless Home & Security obtains the consent of Fortune Brands or obtains a private letter ruling from the IRS or an unqualified opinion of a nationally recognized law firm that such action will not cause the Distribution or the internal transactions undertaken in anticipation of the Separation to fail to qualify for tax-favored treatment, and such letter ruling or opinion, as the case may be, is acceptable to Fortune Brands. Moreover, the Tax Allocation Agreement generally will provide that Home & Security is responsible for any taxes imposed on Fortune Brands as a result of the failure of the Distribution or the internal transactions to qualify for tax-favored treatment under the Code if such failure is attributable to certain post-distribution actions taken by or in respect of Home & Security or its stockholders after the Distribution, regardless of whether the actions occur more than two years after the Distribution, Fortune Brands consents to such actions or Home & Security obtains a favorable letter ruling or tax opinion.

Transition Services Agreements

Fortune Brands and Home & Security will enter into Transition Services Agreements, which will provide for the provision of certain transitional services by Fortune Brands to Home & Security, and vice versa. The services may include the provision of administrative and other services identified by the parties. The Transition Services Agreements will generally provide for a term of up to 12 months. The charge for these interim services is expected to be based on actual costs incurred by the party rendering the services without profit.

The Transition Services Agreements will provide that any service may be terminated by the service recipient upon advance notice to the service provider or by either party if the other party has materially breached its obligations under the agreement relating to the service and has not cured the breach within an agreed upon period of time.

In general, neither Fortune Brands nor Home & Security will be liable to the other in connection with any service provided under the Transition Services Agreements except in the case of gross negligence or willful misconduct.

Fortune Brands and Home & Security will perform the transition services in the manner and at the level of service substantially similar to that immediately prior to the Distribution, and either company’s use of the services will not be substantially greater than the level of use required by either company immediately prior to the Distribution. The companies will use all commercially reasonable efforts to end their respective use of the transition services as soon as is reasonably possible and no later than the applicable services termination date specified in the agreements. Both companies will have the right to terminate any transition service upon 30 days notice.

Employee Matters Agreement

Fortune Brands and Home & Security will enter into an Employee Matters Agreement providing for their respective obligations to employees and former employees who are or were associated with Home & Security (including those employees who transfer employment from Fortune Brands to Home & Security prior to the Separation) and for other employment and employee benefits matters. The Employee Matters Agreement may also provide for sharing of specific employee and former employee information to enable Fortune Brands and Home & Security to comply with their respective obligations.

Under the terms of the Employee Matters Agreement, Home & Security generally will assume all liabilities and assets relating to employee benefits for current and former Home & Security employees, and Fortune Brands generally will retain all liabilities and assets relating to employee benefits for current and former Fortune Brands employees. We also anticipate that Home & Security will assume all assets and liabilities related to benefits for current and former Home & Security employees in Fortune Brands’ defined contribution plans.

In addition, the Employee Matters Agreement will address the treatment of outstanding Fortune Brands equity awards in connection with the Separation, as described in “The Separation—Treatment of Equity-Based Compensation.”

DESCRIPTION OF CAPITAL STOCK

Overview

The following is a summary of information concerning our capital stock, including certain provisions of our restated certificate of incorporation (“our charter”) and our amended and restated bylaws (“our bylaws”) and certain provisions of Delaware law. The following descriptions do not purport to be complete statements of the relevant provisions of our charter, our bylaws or the Delaware General Corporate Law, as amended (the “DGCL”). Our charter and our bylaws are included as exhibits to our Registration Statement on Form 10 of which this Information Statement is a part.

Authorized Capital Stock

Immediately following the Distribution, our authorized capital stock will consist of 750,000,000 shares of common stock, par value $0.01 per share, and 60,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Shares Outstanding. Immediately following the Distribution, we estimate that approximately [—] shares of our common stock will be issued and outstanding, based on the number of shares of Fortune Brands common stock expected to be outstanding as of the Record Date. In addition, we expect that [—] shares of our common stock will be reserved for issuance upon the exercise of outstanding Home & Security options. The actual number of shares of our common stock outstanding immediately following the Distribution will depend on the actual number of shares of Fortune Brands common stock outstanding on the Record Date and will reflect any issuance of new shares of Fortune Brands common stock pursuant to Fortune Brands’ equity plans, including from the exercise of stock options, in each case on or prior to the Record Date.

Upon completion of the Distribution, all of the outstanding shares of our common stock will be validly issued, fully paid and non-assessable.

Dividends. Holders of shares of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose, subject to any preferential rights of holders of any outstanding shares of preferred stock and any other class or series of stock having preference over the common stock as to dividends. Future dividends are dependent on our earnings, financial condition, cash flow and business requirements, as determined by our Board of Directors. In the short term, we do not anticipate paying any dividends. All decisions regarding our payment of dividends will be made by our Board of Directors from time to time in accordance with applicable law.

Voting Rights. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders. In matters other than the election of directors, stockholder approval requires the affirmative vote of a majority of the voting power of our capital stock present in person or represented by proxy at the meeting and entitled to vote on the matter, voting as a single class, unless the matter is one upon which, by express provision of law, our charter or our bylaws, a different vote is required. Except with respect to vacancies or new directorships, directors are elected by the vote of the majority of the votes cast (meaning the number of shares voted “for” a nominee must exceed the number of shares voted “against” such nominee with “abstentions” and “broker non-votes” not counted as a vote cast either “for” or “against” that nominee’s election) at any meeting for the election of directors at which a quorum is present. However, in a contested election of directors, directors are to be elected by a plurality of the votes cast on the election of directors.

In addition to any other vote that may be required by law, applicable stock exchange rule or the terms of any series of our preferred stock, amendments to our certificate of incorporation must be approved by at least a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class. However, the vote of at least 75% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class, is required to amend certain provisions of our charter, including the provisions relating to the classified board of directors, stockholder action by written consent and stockholder amendment of our bylaws.

Our bylaws may be amended by the vote of at least a majority of our Board of Directors or the holders of at least 75% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Other Rights. Subject to the rights of any holders of preferred stock, upon our liquidation, dissolution or winding-up, after payment or provision for payment of our debts and other liabilities, the holders of our common stock are entitled to share ratably in all of our assets available for distribution to our stockholders.

No shares of our common stock are subject to redemption or have preemptive rights to purchase additional shares of our common stock or any other of our securities. There are no subscription rights, conversion rights or sinking fund provisions applicable to our common stock.

Preferred Stock

Our Board of Directors has the authority, without action by our stockholders, to designate and issue our preferred stock in one or more series and to designate the rights, preferences, limitations and privileges of each series of preferred stock, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our common stock until our Board of Directors determines the specific rights of the holders of our preferred stock. However, the effects of the issuance of any shares of our preferred stock upon the rights of holders of our common stock might include, among other things:

•	restricting dividends on our common stock,

•	diluting the voting power of our common stock,

•	impairing the liquidation rights of our common stock and

•	delaying or preventing a change in control without further action by our stockholders.

Upon completion of the Distribution, no shares of our preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

Certain Provisions of Delaware Law, Our Charter and Our Bylaws

Certain provisions of Delaware law, our charter and our bylaws summarized below may have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that some stockholders might consider to be in their best interests, including attempts that might result in a premium being paid over the market price for shares of our common stock. These provisions:

•	encourage potential acquirers to deal directly with our Board of Directors,

•	give our Board of Directors the time and leverage to evaluate the fairness of the proposal to all stockholders,

•	enhance continuity and stability in the composition of our Board of Directors and in the policies formulated by our Board of Directors and

•	discourage certain tactics that may be used in proxy fights.

Undesignated Preferred Stock. Without any vote or other action by our stockholders, our Board of Directors may designate and issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Home & Security. These and other provisions may defer hostile takeovers or delay changes of control of our management.

No Stockholder Action by Written Consent; Special Meetings. Except as otherwise expressly provided by the terms of any series of our preferred stock permitting the holders of such series to act by written consent, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of our stockholders, and our charter specifically denies the ability of our stockholders to consent in writing to the taking of any action. Further, our charter and our bylaws provide that special meetings may be called only by the Chairperson of our Board of Directors, our Chief Executive Officer or our Board of Directors, by resolution adopted by a majority of the entire Board of Directors.

Requirements for Advance Notification of Stockholder Nomination and Proposals. Our charter requires that advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of our stockholders must be given in the manner provided in our bylaws. To be in proper form, such notice must, among other things, set forth any derivative or hedging positions beneficially held by the proposing or nominating party (or any of its affiliates), the effect or intent of which is to mitigate loss to or manage the risk or benefit of changes in our share price or to change the voting power of such proposing or nominating party (or any of its affiliates) with respect to shares of our common stock. Generally, under our bylaws, to be timely notice must be received at the principal executive offices of Home & Security not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. Notwithstanding the specific provisions of our bylaws, stockholders may request inclusion of proposals in our proxy statement pursuant to Rule 14(a)-8 under the Exchange Act or inclusion of nominees in our proxy statement pursuant to other SEC proxy rules.

Classified Board of Directors. Subject to the rights of holders of any series of our preferred stock with respect to the election of directors, our charter provides for our Board of Directors to be divided into three classes as nearly equal in size as possible. The term of the first class of directors expires upon the election of directors at our 2012 annual meeting of stockholders; the term of the second class of directors expires upon the election of directors at our 2013 annual meeting of stockholders and the term of the third class of directors expires upon the election of directors at our 2014 annual meeting of stockholders. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting of stockholders will be elected for a three-year term, one class being elected each year by our stockholders.

No Stockholder Ability to Fill Director Vacancies. Our charter provides that, subject to the rights of holders of any series of our preferred stock with respect to the election of directors:

•	the number of directors shall be set exclusively by a resolution of the Board of Directors,

•	a director may be removed from office by our stockholders only for cause and

•

vacancies occurring on our Board of Directors for any reason and newly created directorships resulting from an increase in the number of directors may be filled only by vote of a majority of the remaining members of our Board of Directors.

No Cumulative Voting. Our charter provides that holders of shares of our common stock are not entitled to cumulate their votes in the election of directors.

Supermajority Requirements. Our charter provides that, in addition to any other vote that may be required by law, applicable stock exchange rule or the terms of any series of preferred stock, a vote of at least 75% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class is required to adopt, amend or repeal certain provisions of our charter. In addition, our bylaws may only be amended by either the vote of at least a majority of our Board of Directors or the vote of at least 75% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Delaware Takeover Statute. Our charter does not exempt Home & Security from the application of Section 203 of the DGCL, an anti-takeover law.

In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder, and, generally, an “interested stockholder” is a person that, together with its affiliates and associates, owns 15% or more of the corporation’s voting stock.

Stockholder Rights Plan

Fortune Brands has a corporate governance policy requiring stockholder approval prior to adopting any stockholder rights plan and requiring submission of any stockholder rights plan to the vote of its stockholders within one year after the adoption of such plan, if such plan is adopted without stockholder approval under circumstances where, in the reasonable business judgment of a majority of its independent directors, adoption of a plan without prior stockholder approval is in the best interests of its stockholders or is otherwise required by the fiduciary duties of its Board of Directors. We do not expect to adopt such a policy, and we do not expect to have a stockholder rights plan in place on the Distribution Date.

Limitation of Liability of Directors

Our charter limits the personal liability of directors to Home & Security and our stockholders for monetary damages for breach of fiduciary duty as a director to the maximum extent permitted by the DGCL. The DGCL provides that directors of a corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders,

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

•	under Section 174 of the DGCL relating to unlawful payments of dividends or unlawful stock repurchases or redemptions or

•	for any transaction from which the director derived an improper personal benefit.

The limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Indemnification of Directors and Officers

Our charter requires us to indemnify our directors and officers to the fullest extent authorized or permitted by the DGCL, as may be amended. Any amendment of this provision will not reduce our indemnification obligations relating to actions taken before the amendment.

A director’s right to indemnification conferred by our charter includes the right to be paid by Home & Security the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition, provided that the director presents a written undertaking to repay such amount if it is ultimately determined that the director is not entitled to be indemnified by Home & Security. We are not obligated to indemnify or advance expenses of any director in connection with any proceeding initiated by such person unless such proceeding was authorized by our Board of Directors.

We intend to obtain policies that insure our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Wells Fargo Shareowner Services.

NYSE Listing

We intend to apply to have our common stock listed on the New York Stock Exchange under the ticker symbol “FBHS”.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial statements should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited historical consolidated annual financial statements and accompanying notes included elsewhere within this Information Statement.

The unaudited pro forma consolidated statement of income for the year ended December 31, 2010 has been derived from the Company’s audited historical consolidated annual financial statements, which are included elsewhere in this information statement and the unaudited pro forma consolidated statement of income for the three months ended March 31, 2011 and the unaudited pro forma consolidated balance sheet as of March 31, 2011 have been derived from the Company’s unaudited historical condensed consolidated financial statements as of and for the quarter ended March 31, 2011, which are included elsewhere in this Information Statement. Our historical financial statements include allocations of certain expenses from Fortune Brands, Inc. These costs may not be representative of the costs we will incur in the future as an independent, publicly-traded company.

The unaudited pro forma consolidated statements of income gives effect to the Separation and Distribution as if they had occurred on January 1, 2010, the beginning of the most recent fiscal year for which audited financial statements are available. Pro forma adjustments to the income statement give effect to events that are directly attributable to the Separation, expected to have a continuing impact on the Company and factually supportable. The unaudited pro forma consolidated balance sheet gives effect to the Separation and Distribution as if they had occurred on March 31, 2011. Pro forma adjustments to the balance sheet give effect to events that are directly attributable to the Separation and are factually supportable. The pro forma adjustments are based on the best information available as of the date of this Information Statement and assumptions that management believes are reasonable given the information available as of the date of this Information Statement.

The unaudited pro forma consolidated financial statements are for illustrative and informational purposes only and are not intended to represent what our results of operations or financial position would have been had the transactions contemplated by the Separation and Distribution Agreement occurred on the dates indicated. The unaudited pro forma consolidated financial statements also should not be considered indicative of our future results of operations or financial position as an independent, publicly traded company.

The following unaudited pro forma consolidated statement of income and unaudited pro forma consolidated balance sheet give pro forma effect to the following:

•	the capitalization into equity of all loans between the Company and Fortune Brands,

•	the execution of bank credit agreements and the borrowing by the Company of approximately $500 million under these agreements,

•	the payment by us to Fortune Brands of a $500 million dividend, immediately prior to the Distribution,

•

the distribution of approximately [ — ] million shares of our common stock to holders of Fortune Brands common stock, based upon the number of shares of Fortune Brands common stock outstanding on [ — ], 2011 and

•	other adjustments attributable to the Separation.

The unaudited pro forma consolidated balance sheet as of March 31, 2011 contained in this section differs from the unaudited pro forma consolidated balance sheet presented with our historical financial statements contained elsewhere in this Information Statement. The unaudited pro forma consolidated balance sheet presented with our historical financial statements contains pro forma adjustments limited to those required by SEC Staff Accounting Bulletin Topic 1:B-3 which (i) give effect to the capitalization into equity of all loans between the Company and Fortune Brands and the payment by the Company of a $500 million dividend immediately prior to the Distribution and (ii) include the retained deficit as additional paid-in capital and the issuance of Home & Security common stock in accordance with SEC Staff Accounting Bulletin Topic 4:B.

For the fiscal year ended December 31, 2010 and the three months ended March 31, 2011, Fortune Brands allocated to us corporate general and administrative expense of $32.0 million and $7.9 million, respectively. Corporate general and administrative expenses include costs related to finance, treasury, accounting, legal, internal audit and general management services. Effective with the Separation, we will assume responsibility for all of these functions and related costs. We expect our corporate general and administrative expenses to increase approximately $20 million in 2011 compared to 2010 as a result of additional costs required to function as an independent publicly-traded company. This amount does not include non-recurring costs expected to be incurred on the Distribution Date of approximately [ — ] associated with the modification of stock-based compensation arrangements with Company employees. No pro forma adjustments have been made to our income statements to reflect the costs and expenses described in this paragraph.

The effective tax rate in our historical financial statements reflects the impact of certain unusual items including the resolution of taxing authority audits and changes in valuation allowances, as well as recurring factors including changes in geographical mix of income before taxes and the level of pre-tax income or losses. Our effective tax rate is also impacted by a high level of related party interest expense. After the Separation, the Company expects its effective tax rate to be approximately 38%, excluding the impact of certain items such as significant adjustments to provisions for uncertain tax positions that may arise from time to time. No pro forma adjustments have been made to our financial statements to reflect the expected effective tax rate.

Fortune Brands Home & Security LLC and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Income

	For the Three Months Ended March 31, 2011
(In millions, except per share amounts)	Historical	Adjustments				Pro Forma
NET SALES	$714.8						$714.8
Cost of products sold	506.0						506.0
Selling, general and administrative expenses	200.1						200.1
Amortization of intangible assets	3.7						3.7
Restructuring charges	0.3						0.3

OPERATING INCOME	4.7						4.7
Related party interest expense, net	22.7		$(22.7)	(a	)		—
External interest expense	0.1		[ — ]	(b	)		[ — ]

			0.3	(b	)
Loss from continuing operations before income taxes	(18.1)						[ — ]
Income tax benefit	(5.9)		[ — ]	(c	)		[ — ]

NET LOSS	$(12.2)						[ — ]
Less: Noncontrolling interests	0.2						0.3

NET LOSS ATTRIBUTABLE TO HOME & SECURITY	$(12.4)	$	[ — ]			$	[ — ]

LOSS PER BASIC AND DILUTED COMMON SHARE	$(12,439)

PRO FORMA LOSS PER BASIC AND DILUTED COMMON SHARE	$(0.08)	$	[ — ]			$	[ — ]
PRO FORMA NUMBER OF BASIC AND DILUTED COMMON SHARES OUTSTANDING	154.1						154.1(d)

Fortune Brands Home & Security LLC and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Income

	For the year ended December 31, 2010
(In millions, except per share amounts)	Historical	Adjustments			Pro Forma
NET SALES	$3,233.5					$3,233.5
Cost of products sold	2,182.4					2,182.4
Selling, general and administrative expenses	839.6					839.6
Amortization of intangible assets	15.7					15.7
Restructuring charges	8.0					8.0
Asset impairment charges	—					—

OPERATING INCOME	187.8					187.8
Related party interest expense, net	116.0		$(116.0)	(a)		—
External interest expense	0.3		[ — ]	(b)		[ — ]
			1.0	(b)
Other income	(1.0)					(1.0)

Income from continuing operations before income taxes	72.5		[ — ]			[ — ]
Income tax provision	14.1		[ — ]	(c)		[ — ]

NET INCOME	58.4		[ — ]			[ — ]
Less: Noncontrolling interests	1.2					1.2

NET INCOME ATTRIBUTABLE TO HOME & SECURITY	$57.2	$	[ — ]		$	[ — ]

EARNINGS PER BASIC AND DILUTED COMMON SHARE	$57,223

PRO FORMA EARNINGS PER COMMON SHARE
Basic	$0.37	$	[ — ]		$	[ — ]
Diluted	0.37		[ — ]			[ — ]

PRO FORMA NUMBER OF COMMON SHARES OUTSTANDING
Basic	153.3					153.3(e)
Diluted	155.5					155.5(e)

Fortune Brands Home & Security LLC and Subsidiaries

Unaudited Pro Forma Consolidated Balance Sheet

(In millions)	March 31, 2011
	Historical	Historical Adjustments			Pro Forma Subtotal	Other Adjustments			Pro Forma
ASSETS
Current assets
Cash and cash equivalents	$67.9				$67.9	$5.0	(k	)	$68.9
						496.0	(l	)
						(500.0)	(m	)
Accounts receivable less allowances for discounts, doubtful accounts and returns	338.4				338.4				338.4
Inventories	341.1				341.1				341.1
Loans to Fortune Brands	55.1	$(55.1)	(f	)	—				—
Other current assets	111.3				111.3	1.0	(l	)	112.3

TOTAL CURRENT ASSETS	913.8	(55.1)			858.7	2.0			860.7
Property, plant and equipment, net of accumulated depreciation	536.1				536.1	18.0	(k	)	554.1
Goodwill resulting from business acquisitions	1,366.2				1,336.2				1,336.2
Other intangible assets, net of accumulated amortization	798.4				798.4				798.4
Other assets	98.2				98.2	3.0	(l	)	101.2

TOTAL ASSETS	$3,817.7	$(55.1)			$3,657.6	$23.0			$3,680.6

LIABILITIES AND EQUITY
Current liabilities
Notes payable to banks	$3.3				$3.3				$3.3
Accounts payable	237.2				237.2				237.2
Loans from Fortune Brands	73.0	$(73.0)	(f	)	—				—
Other current liabilities	227.4				227.4	$2.5	(k	)	229.9
Dividend payable to Fortune Brands	—	500.0	(g	)	500.0	(500.0)	(m	)	—

TOTAL CURRENT LIABILITIES	540.9	427.0			967.9	(497.5)			$470.4
Long-term debt	16.8				16.8	500.0	(l	)	516.8
Deferred income taxes	265.0				265.0				265.0
Accrued pension and postretirement benefits	134.9				134.9				134.9
Loans from Fortune Brands	41.4	(41.4)	(f	)	—				—
Other non-current liabilities	102.2				102.2				102.2

TOTAL LIABILITIES	1,101.2	385.6			1,486.8	2.5			1,489.3
Equity
Common stock	—	1.5	(h	)	1.5				1.5
Paid-in capital	3,374.3	59.3	(f	)	2,234.3	[— ]	(i	)	2,254.8
		(500.0)	(g	)		20.5	(k	)
		(697.8)	(j	)
		(1.5)	(h	)
Accumulated other comprehensive loss	(67.9)				(67.9)				(67.9)
Retained deficit	(697.8)	697.8	(j	)	—	[— ]	(i	)	—

TOTAL HOME & SECURITY EQUITY	2,608.6	(440.7)			2,167.9	20.5			2,188.4
Noncontrolling interests	2.9				2.9				2.9

TOTAL EQUITY	2,611.5	(440.7)			2,170.8	20.5			2,191.3

TOTAL LIABILITIES AND EQUITY	$3,712.7	$(55.1)			$3,657.6	$23.0			$3,680.6

Notes to Unaudited Pro Forma Consolidated Financial Statements

(a)

Reflects the removal of historical interest expense and interest income on related party debt balances and cash management programs with Fortune Brands. We will not participate in Fortune Brands’ cash management programs after the Separation.

The adjustment was based on weighted average related party net debt outstanding of $2,663.6 million and $2,282.0 million during the twelve months ended December 31, 2010 and three months ended March 31, 2011, respectively. The weighted average borrowing rate was 4.4% and 4.0% in the same periods, respectively. In the first quarter of 2011, Fortune Brands made a $2.7 billion equity contribution to the Company, capitalizing a substantial majority of the loan balances with Fortune Brands at that time.

(b)

Reflects assumed annual interest expense (including facility fees and amortization of debt issuance costs) on borrowings under our loan agreements and the borrowing of approximately $500 million under these agreements.

(c)

Represents the income tax effects of the pro forma adjustments at the applicable statutory income tax rates. Prior to the effective date of the registration statement on Form 10 of which this Information Statement is a part, Fortune Brands Home & Security LLC will be converted from a Delaware limited liability company to a Delaware corporation. We do not expect there will be consequential pro forma income tax adjustments as a result of the conversion.

(d)

The number of shares used to compute basic and diluted earnings per share is [—], which is the number of shares of our common stock assumed to be outstanding on the Distribution Date, based on a distribution ratio of one share of our common stock for each share of Fortune Brands common stock outstanding on that date. Stock-based awards were not included for common shares outstanding as of March 31, 2011 because they were not dilutive to the net loss per share.

(e)

The number of shares used to compute basic and diluted earnings per share is based on the number of shares of our common stock assumed to be outstanding on the Distribution Date. Diluted earnings per share also reflect the potential dilution that could occur if all outstanding stock-based awards were exercised or converted into common stock.

(f)	Represents the capitalization into equity of all related party loans with Fortune Brands.
(g)	Represents the $500 million declaration of a dividend payable to Fortune Brands.
(h)

Reflects issuance of Home & Security common stock to the stockholders of Fortune Brands on the basis of one share of Home & Security common stock for every one share of Fortune Brands common stock at the Distribution Date. The par value of the Home & Security common stock will be $0.01 per share.

(i)

Represents stock-based incentive compensation costs resulting from modification of stock-based incentive compensation arrangements with Home & Security employees in connection with the Separation. Such costs have been excluded from the pro forma consolidated income statements as they are nonrecurring costs that are directly attributable to the transaction. However, the costs are reflected in the retained deficit in the pro forma consolidated balance sheet as of March 31, 2011.

(j)

Prior to the effective date of the registration statement on Form 10 of which this Information Statement is a part, Fortune Brands Home & Security LLC will be converted from a Delaware limited liability company to a Delaware corporation and will change its name to Fortune Brands Home & Security, Inc. As a result, the retained deficit is included as additional paid-in capital in accordance with SEC Staff Accounting Bulletin Topic 4:B.

(k)	Reflects the transfer of assets and liabilities of Fortune Brands that will be part of the Company’s business following the Separation.
(l)

Represents $500 million of borrowings under the Company’s new loan agreements and the adjustment to capitalize assumed debt issuance costs of $4.0 million associated with the execution of these agreements.

(m)	Reflects payment of a dividend to Fortune Brands in the amount of $500 million immediately prior to the Distribution.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto which appear under “Financial Statements and Supplementary Data” beginning on page [—] of this Information Statement. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on management’s expectations, estimates, assumptions and projections about our industry, business and future financial results, based on information available at the time of the statement. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this Information Statement entitled “Risk Factors” beginning on page [—] of this Information Statement and “Cautionary Statement Concerning Forward-Looking Statements” on page [—] of this Information Statement. We undertake no obligation to, and expressly disclaim any such obligation to, update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events or changes to future results over time or otherwise, except as required by law.

Introduction

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is a supplement to the accompanying consolidated financial statements and provides additional information on Home & Security’s business, recent developments, financial condition, liquidity and capital resources, cash flows and results of operations. MD&A is organized as follows:

•

Overview: This section provides a general description of our business, as well as recent developments we believe are important in understanding our results of operations and financial condition or in understanding anticipated future trends.

•	Outlook: This section provides a discussion of management’s general outlook about market demand, our competitive position and product development.

•	Separation from Fortune Brands: This section provides a general discussion of our separation from Fortune Brands.

•

Basis of Presentation: This section provides a discussion of the basis on which our consolidated financial statements were prepared, including our historical results of operations and adjustments thereto, primarily allocations of general corporate expenses from Fortune Brands.

•	Results of Operations: This section provides an analysis of our results of operations for the three months ended March 31, 2011 and 2010 and the three years ended December 31, 2010, 2009 and 2008.

•

Liquidity and Capital Resources: This section provides a discussion of our financial condition and an analysis of our cash flows for the three months ended March 31, 2011 and 2010 and the three years ended December 31, 2010, 2009 and 2008. This section also provides a discussion of our contractual obligations, other purchase commitments and customer credit risk that existed at December 31, 2010, as well as a discussion of our ability to fund our future commitments and ongoing operating activities through internal and external sources of capital.

•

Critical Accounting Policies: This section identifies and summarizes those accounting policies that significantly impact our reported results of operations and financial condition and require significant judgment or estimates on the part of management in their application.

•

Quantitative and Qualitative Disclosures about Market Risk: This section discusses how we monitor and manage exposure to potential gains and losses associated with changes in interest rates, foreign currency exchange rates and commodity prices.

Overview

Fortune Brands Home & Security, Inc. is a leader in home and security products with companies focused on the design, manufacture and market leading branded products in the following categories: kitchen and bath cabinetry, plumbing and accessories, advanced material windows products and entry door systems and security and storage products.

For the year-ended December 31, 2010, net sales based on country of destination were:

(In millions)
United States	$2,691.6	83%
Canada	395.2	12
China and other international	146.7	5

Total	$3,233.5	100%

Consumer confidence, general economic conditions, existing home sales, new home sales, home prices and credit availability significantly influence demand for our products. During 2008 and 2009, the U.S. home products market declined substantially due to the U.S. recession, resulting in a decrease in home sales and a contraction in new home construction. As a result, during these years our sales were adversely impacted, resulting in a substantial decline in operating income due to a combination of lower sales, unfavorable operating leverage, restructuring and other charges to rationalize capacity and enhance supply-chain efficiency and flexibility, and intangible asset impairment charges associated with select segments. In 2008 and 2009, we incurred a total of $107.6 million in restructuring and other charges for the closure and consolidation of manufacturing facilities, elimination of production shifts, administrative workforce reductions, supply chain initiatives and exit of select low-return product offerings. Since December 31, 2006, the peak of the housing market, we reduced the number of Home & Security manufacturing facilities and headcount by approximately 40%. We implemented these headcount reductions across all levels of our organization.

During 2010, market conditions stabilized and our sales increased as a result of growth with new and existing customers. Our operating income increased significantly due to favorable operating leverage on higher sales, the benefit of reduced cost structures, lower restructuring and other charges, and the absence of impairment charges.

Outlook

We expect that a U.S. home products market recovery will be gradual and uneven. We remain focused on our initiatives designed to outperform our markets. Over the downturn, we implemented proactive supply chain initiatives, decreased our employee headcount and number of manufacturing facilities by approximately 40% from 2006 to 2009 and enhanced our flexibility and lowered our cost per unit. The completion of those efforts in 2009 enabled us to turn our operating focus in 2010 to gaining new business. In 2010, we were awarded new business that we expect will amount to hundreds of millions of dollars in annual net sales. In addition, we have made strategic investments in 2010 as well as 2011, such as in innovation, new products, targeted brand advertising, international selling infrastructure, and the maintenance of a nationwide manufacturing and service capacity. We believe these investments will position our businesses to perform well in the marketplace.

We have also identified certain risks and challenges that may impact our businesses in 2011 including:

•	current economic conditions, including the gradual and uneven recovery in consumers’ discretionary spending and the persistent consumer tendency to trade down to lower-priced products,

•	continuing uncertainty with regard to the overall U.S. home products market and

•	changes in raw material prices and foreign exchange rates.

We expect that near term results will continue to be challenging as consumers remain cautious. The recovery of the U.S. home products market will depend on consumer confidence, employment, home prices and credit availability. In addition, we expect costs may be higher for raw materials and transportation, as well as investments to support the rollouts of new business. We are striving to offset these increases with productivity initiatives and price increases. Because of the lag effect of pricing, we do not expect to completely offset the incremental increase in raw material and transportation costs in 2011. Over the long term, we believe that the U.S. home products market will benefit from favorable population and immigration trends, which will drive demand for new housing units, and from aging existing housing stock that will continue to need to be repaired or remodeled.

Separation from Fortune Brands, Inc.

On December 8, 2010, Fortune Brands announced that its Board of Directors approved in principle a separation of the Fortune Brands’ three business segments. The broad plan includes: the tax-free spin-off to Fortune Brands stockholders of the Home & Security business into an independent, publicly-traded company; exploring the sale or spin-off of its Golf business; and the continuation of Fortune Brands as an independent, publicly-traded company focused solely on its Spirits business. Fortune Brands expects to complete the transactions by the end of 2011. While the breadth and balance of Fortune Brands’ portfolio supported the building of three leading and profitable consumer businesses, Fortune Brands believes that each business has emerged from the economic downturn with the strength and scale to compete effectively on its own and drive even greater value as a focused business. Fortune Brands believes that separating its businesses will significantly enhance the long-term growth and return prospects of Home & Security and offer substantially greater total long-term value to stockholders. Fortune Brands believes that focused capital structures and share ownership for each business will create even greater strategic flexibility to invest in profitable organic growth and to evaluate high-return acquisitions. In addition, dedicated management teams and boards of directors for each business will streamline operational and strategic decision-making. Lastly, as stand-alone companies dedicated to building their respective brands and outperforming their respective consumer categories, each business will be able to provide targeted equity-based incentive compensation that will be a more effective management tool to attract, motivate and retain key employees. The Separation will be completed by way of a pro rata dividend of our common stock to holders of Fortune Brands common stock as of the Record Date. After the Separation, Fortune Brands stockholders will own 100% of the outstanding shares of our common stock, and we will operate as an independent, publicly-traded company.

Prior to the Separation, Home & Security and Fortune Brands expect to enter the Separation and Distribution Agreement, Transition Services Agreements, Employee Matters Agreement, Tax Allocation Agreement and the Indemnification Agreement which are described in “Certain Relationships and Related Party Transactions—Agreements with Fortune Brands, Inc.” Consummation of the Separation is subject to certain conditions, as described in “The Separation—Conditions to the Distribution” on page [—] of this Information Statement.

Basis of Presentation

The consolidated financial statements and segment information included in this Information Statement have been derived principally from the consolidated financial statements of the Company, a wholly-owned subsidiary of Fortune Brands, using the historical results of operations, and historical basis of assets and liabilities. Our historical financial statements include allocations of certain general corporate expenses of Fortune Brands incurred directly by Fortune Brands totaling $9.6 million and $7.9 million for the three months ended March 31, 2011 and 2010, respectively, and $32.0 million, $34.2 million and $24.9 million for the years ended December 31, 2010, 2009 and 2008, respectively. These allocated expenses include costs associated with finance, treasury, accounting, legal, internal audit and general management services and are included in “Corporate” in the accompanying segment information. Management believes that the assumptions and methodologies underlying the allocation of these general corporate expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Company if it had operated as an independent company or of the costs expected to be incurred in the future. The consolidated financial statements included in this Information Statement may not necessarily reflect the Company’s results of operations, financial condition and cash flows in the future or what its results of operations, financial condition and cash flows would have been had the Company been a stand-alone company during the periods presented. In particular:

•

Substantially all of the Company’s debt has historically been payable to Fortune Brands. Upon or prior to the Separation, the Company expects to have a capital structure that has significantly less debt and related party interest expense than is reflected in the historical financial statements. In the first quarter of 2011, Fortune Brands made an equity contribution of $2.7 billion to the Company. Fortune Brands expects the Company to have a debt to total capital ratio of not greater than 0.20:1 on the Distribution Date.

•	The Company expects to incur additional expenses of approximately $20 million annually associated with functioning as an independent stand-alone public company.

•

Our effective tax rate has historically reflected the impact of certain unusual items including the resolution of taxing authority audits and changes in valuation allowances, as well as recurring factors including changes in geographical mix of income before taxes and the level of pre-tax income or losses. Our effective tax rate has also historically been impacted by a high level of related party interest expense. After the Separation we expect our effective tax rate to be approximately 38%, excluding the impact of unusual items such as adjustments to provisions related to uncertain tax positions.

Refer to the pro forma financial statements and the notes thereto contained elsewhere in this Information Statement for further information.

Results of Operations

The following discussion of both consolidated results of operations and segment results refers to the quarter ended March 31, 2011 compared to the quarter ended March 31, 2010 and the year ended December 31, 2010 compared to the year ended December 31, 2009, and the year ended December 31, 2009 compared to the year ended December 31, 2008. Consolidated results of operations should be read in conjunction with segment results of operations.

Years Ended December 31, 2010, 2009 and 2008

(In millions)	2010	% change	2009	% change	2008
Net Sales:
Kitchen & Bath Cabinetry	$1,188.8	5.6%	$1,125.7	(27.5)%	$1,552.2
Plumbing & Accessories	923.8	10.6	835.0	(13.7)	967.2
Advanced Material Windows & Door Systems	600.7	9.1	550.8	(17.6)	668.4
Security & Storage	520.2	5.0	495.3	(13.3)	571.3

Total Home & Security	$3,233.5	7.5%	$3,006.8	(20.0)%	$3,759.1
Operating Income (Loss):
Kitchen & Bath Cabinetry	$28.2	—%	$(25.1)	—%	$114.3
Plumbing & Accessories	132.5	16.0	114.2	(31.2)	166.0
Advanced Material Windows & Door Systems	17.6	—	(37.5)	95.3	(797.0)
Security & Storage	54.0	32.7	40.7	—	(33.5)
Corporate(a)	(44.5)	(3.7)	(42.9)	(32.4)	(32.4)

Total Home & Security	$187.8	—	$49.4	108.5%	$(582.6)

(a)

Corporate expenses include allocations of certain Fortune Brands, Inc. general corporate expenses incurred directly by Fortune Brands, Inc. These allocated expenses include costs associated with legal, finance, treasury, accounting, internal audit and general management services. They also include the components of defined benefit plan expense other than service cost which totaled expense of $5.8 million, $3.4 million and $2.1 million for the years ended December 31, 2010, 2009 and 2008, respectively. There are no amounts that are the elimination or reversal of transactions between reportable segments.

Certain items had a significant impact on our results in 2010, 2009 and 2008. These included restructuring and other charges, the impact of changes in foreign currency exchange rates and asset impairment charges.

In 2010, financial results included:

•	restructuring and other charges of $12.5 million before tax ($8.5 million after tax) associated with product line integration and facility consolidations and

•

the impact of foreign exchange, which had a favorable impact, compared to 2009, of approximately $40 million on net sales, approximately $15 million on operating income and approximately $10 million on net income. The effects of foreign exchange on the Company’s results are principally associated with movements in the Canadian dollar and the Euro.

In 2009, financial results included:

•

restructuring and other charges of $52.0 million before tax ($27.5 million after tax) associated with supply chain realignment and capacity and cost reduction initiatives, including the announced closure of seven U.S. manufacturing facilities, as well as workforce reductions and

•	the unfavorable impact of foreign exchange compared to 2008 of approximately $30 million on net sales and an immaterial impact on operating income and net income.

In 2008, financial results included:

•

restructuring and other charges of $55.6 million before tax ($31.5 million after tax) due to efforts to align costs and capacity with marketplace conditions, including the announced closure of six U.S. manufacturing facilities, as well as the exit from select low-return product offerings and

•

asset impairment charges associated with goodwill, tradename and long-lived assets of $848.4 million ($730.4 million after tax), including in the Advanced Material Windows & Door Systems segment ($757.3 million pre-tax and $639.6 million after tax) due to the impact of a worse than anticipated decline in the U.S. home products market on financial results and the effect of the recession and in the Storage & Security segment ($90.1 million before and after tax) due to a contracting market for tool storage products as a result of the U.S. recession which created a significant uncertainty with regard to future market conditions for these products.

2010 Compared to 2009

Total Home & Security

Net sales

Net sales increased $226.7 million, or 8%, to $3.2 billion, predominantly volume driven due to expanding relationships with key customers, new product introductions, higher international sales and relatively flat market conditions in the U.S. Net sales also benefited from favorable foreign exchange (approximately $40 million). Net sales were unfavorably impacted by one less shipping week in the Kitchen & Bath Cabinetry and Advanced Material Windows & Door Systems segments (approximately $13 million).

Cost of products sold

Cost of products sold increased $78.1 million, or 4%, primarily due to higher sales across all segments, as well as increased raw material and transportation costs. These increases were partially offset by favorable operating leverage, lower other charges related to restructuring programs in 2010 compared to 2009 ($25.1 million, primarily in the Kitchen & Bath Cabinetry and Advanced Material Windows & Door Systems segments), and the impact of cost reduction initiatives across all segments.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $24.4 million, or 3%, primarily due to increased sales and higher levels of advertising and promotional spending to support long-term growth, new product launches and new business, particularly in the Kitchen & Bath Cabinetry and Plumbing & Accessories segments, as well as higher compensation and benefit costs. This increase was partially offset by the favorable impact from resolution of litigation (approximately $8 million of income in 2010 compared to approximately $8 million of expense in 2009).

Restructuring charges

In 2010, we recorded restructuring charges of $8.0 million compared to $21.8 million in 2009. Restructuring charges in 2010 primarily related to product line integration and facility consolidation in the Security & Storage segment. These charges primarily consisted of $4.9 million for workforce reductions compared to $11.7 million in 2009. Restructuring charges in 2009 primarily related to workforce reductions, including the announced closure of seven manufacturing facilities. We did not announce any additional manufacturing facility closures in 2010.

Operating income

Operating income increased $138.4 million to $187.8 million, primarily due to higher net sales in all segments and related favorable operating leverage, lower restructuring and other charges ($39.5 million), favorable foreign exchange (approximately $15 million) and reduced cost structures in all of the Home & Security segments. Operating income was unfavorably impacted by higher advertising and promotional spending, strategic spending to support new business wins and product launches, as well as higher raw material and transportation costs.

Related party interest expense, net

Related party interest expense, net, increased $31.1 million, or 37%, due to higher variable interest rates on borrowings from Fortune Brands, which were based on Fortune Brands interest rates on short-term debt, partly offset by lower average debt.

Other (income) expense, net

Other (income) expense, net, did not change from 2009 to 2010 and primarily consisted of gains related to foreign currency-denominated transactions.

Income taxes

Our effective income tax rates for the twelve months ended December 31, 2010 and 2009 were 19.4% and (18.1)%, respectively. The effective tax rate in 2010 was favorably impacted by a $10.8 million tax benefit related to the final settlement of U.S. federal income tax audits covering the 2004 to 2007 years and unfavorably impacted by a higher proportion of domestic income in 2010, which is taxed at a higher rate relative to foreign income. Our effective income tax rate in 2009 was unfavorably impacted by income tax expense on foreign dividends and favorably impacted by tax benefits from restructuring and other charges relative to the lower taxed income before these charges.

Noncontrolling interests

Noncontrolling interest expense increased $0.4 million, due to higher earnings in a consolidated subsidiary for which there is a noncontrolling interest.

Net income attributable to Home & Security

Net income attributable to Home & Security was $57.2 million in 2010 compared to a loss of $41.9 million in 2009. The $99.1 million increase in income was primarily due to higher operating income and tax benefits related to tax audit settlements, partially offset by higher interest expense.

Results by Segment

Kitchen & Bath Cabinetry

Net sales increased $63.1 million, or 6%, on higher sales volume due to new business wins and new product introductions, as well as approximately $20 million of favorable foreign exchange. Net sales were unfavorably impacted by a further decline in the market due to continued pressure on big-ticket remodeling, as well as an approximately $9 million impact of one less shipping week in 2010.

Operating income increased $53.3 million to $28.2 million, primarily due to higher net sales and related favorable operating leverage, as well as lower restructuring and other charges ($26.8 million) and the benefit of cost reduction initiatives. Operating income was unfavorably impacted by strategic investments to drive growth, as well as higher raw material and transportation costs.

Plumbing & Accessories

Net sales increased $88.8 million, or 11%, primarily on higher volume due to expanded customer penetration, new product introductions and international growth, as well as customer inventory replenishment as market conditions stabilized. In addition, foreign exchange had a favorable impact of approximately $15 million.

Operating income increased $18.3 million, or 16%, primarily due to higher sales and the related favorable operating leverage, the impact of cost reduction projects, favorable foreign exchange (approximately $10 million) and lower restructuring and other charges ($3.0 million). These benefits were significantly offset by higher raw material costs (primarily brass, zinc and steel), increased transportation costs, unfavorable mix and higher advertising and promotional expenses.

Advanced Material Windows & Door Systems

Net sales increased $49.9 million, or 9%, on higher sales volume across product categories and favorable mix of products in entry doors. Sales of windows increased partly due to the impact of the U.S. government tax credit on energy-efficient windows that expired at the end of 2010. Net sales were unfavorably affected by one less shipping week in 2010 (approximately $4 million).

Operating income increased $55.1 million to income of $17.6 million on increased operating efficiencies from manufacturing facility consolidation and other cost reduction projects, higher sales, favorable mix, and $15.9 million of lower restructuring and other charges. These benefits were partially offset by higher raw material costs.

Security & Storage

Net sales increased $24.9 million, or 5%, primarily on volume growth in international security markets and safety products, as well as higher sales of tool storage products due to new product placement, partially offset by lower volume at a major customer.

Operating income increased $13.3 million, or 33%, as a result of the impact of the resolution of litigation (approximately $8 million of income in 2010 compared to approximately $8 million of expense in 2009) as well as higher sales, the benefit of productivity improvement projects and approximately $5 million of favorable foreign exchange. These benefits were more than offset by higher raw material costs (primarily steel) and higher restructuring and other charges ($6.2 million) related to facility consolidations.

Corporate

Corporate expenses increased $1.6 million, or 4%, to $44.5 million, primarily on higher defined benefit plan-related costs.

Corporate expenses include allocations of certain Fortune Brands general corporate expenses incurred directly by Fortune Brands totaling $32.0 million and $34.2 million for the years ended December 31, 2010 and 2009, respectively. These allocated expenses include costs associated with legal, finance, treasury, accounting, internal audit and general management services. They also include the components of defined benefit plan expense other than service cost. After the Separation, the Company expects to incur higher corporate expenses of approximately $20 million annually associated with the incremental costs of functioning as an independent stand-alone public company.

2009 Compared to 2008

Total Home & Security

Net sales

Net sales decreased $752.3 million, or 20%, to $3,006.8 million. The decrease was attributable to the downturn in the U.S. housing and home products market and the U.S. economic recession. These factors resulted in lower repair and remodeling spending, particularly on big-ticket items such as cabinetry and entry doors, and a substantial decrease in new home construction activity, as well as a mix shift to lower-priced products across our home product categories. In addition, unfavorable foreign exchange was approximately $30 million and the unfavorable impact of the sale of certain non-strategic product lines was $9.0 million. Net sales benefited from the introduction of new products and line extensions. In addition, net sales benefited from one additional shipping week in the Kitchen & Bath Cabinetry and Advanced Material Windows & Door Systems segments (approximately $13 million).

Cost of products sold

Cost of sales decreased $437.3 million, or 17%, primarily due to lower sales, cost reduction initiatives across all segments, lower raw material costs (mainly for steel, zinc and brass) and lower transportation costs, partially offset by accelerated depreciation related to facility closures (approximately $18 million).

Selling, general and administrative expenses

Selling, general and administrative expenses decreased $54.1 million, or 6%, on lower sales-related expenses and a decrease in advertising and promotional spending. These benefits were partially offset by higher incentive compensation expense compared to a low level of such expenses in 2008.

Amortization of intangible assets

Amortization of intangible assets decreased $16.8 million to $16.1 million due to the impact of 2008 definite-lived intangible asset impairment charges.

Restructuring charges

Restructuring charges decreased $27.7 million to $21.8 million. The 2009 charges related to workforce reductions ($11.7 million), including the announced closure of seven manufacturing facilities in the U.S. Fixed asset write-downs were $5.2 million. In addition, we recorded $4.9 million of lease contract termination expenses and other costs. Restructuring charges in 2008 of $49.5 million related to workforce reductions ($25.0 million), fixed asset write-downs ($21.4 million) and lease termination and other costs ($3.1 million). In 2008, we announced the closure of six manufacturing facilities

Asset impairment charges

No asset impairment charges were recorded in 2009, compared to 2008 charges of $848.4 million ($730.4 million after tax). These 2008 charges included write-downs of goodwill, tradenames and other long-lived assets, predominantly in the Advanced Material Windows & Door Systems segment (pre-tax $757.3 million) due to the impact of a worse than anticipated decline in the U.S. home products market on financial results and the effect of the recession on the market. A goodwill impairment in the Security & Storage segment (pre-tax $90.1 million) occurred due to a contracting market for tool storage products as a result of the U.S. recession which created a significant uncertainty with regard to future market conditions for these products. Refer to Note 6, “Asset Impairment Charges,” to the Consolidated Financial Statements for additional information on asset impairment charges.

Operating income

Operating income increased $632.0 million to $49.4 million primarily as a result of the absence of 2008 asset impairment charges of $848.4 million. Excluding the asset impairment charges, operating income declined $216.4 million, or 81%, as a result of adverse operating leverage from substantially lower sales, an unfavorable mix shift to lower-priced products and strategic spending to support product launches and sustain manufacturing capacity, as well as sales and customer service capabilities. Operating income benefited from cost reduction initiatives, lower raw material and transportation costs, the benefit of select price increases and the impact of $16.6 million of lower amortization expense as a result of intangible asset impairment charges in 2008.

Related party interest expense, net

Related party interest expense, net, decreased $42.2 million to $84.9 million, primarily due to lower variable interest rates on borrowings from Fortune Brands, which were based on Fortune Brands actual interest rates on short-term debt, as well as lower average debt.

Other (income) expense, net

Other (income) expense, net, was $1.0 million of income compared to $7.5 million of expense in 2008, primarily due to gains on foreign currency-denominated transactions.

Income taxes

The effective income tax rates for the years ended December 31, 2009 and 2008 were (18.1)% and 10.7%, respectively. Our effective income tax rate in 2009 was unfavorably impacted by income tax expense on foreign dividends and favorably impacted by tax benefits from restructuring and other charges relative to the lower taxed income before these charges. The 2008 effective income tax rate was unfavorably impacted primarily by the absence of a tax benefit on goodwill impairment charges of $541.4 million.

Noncontrolling interests

Noncontrolling interest expense was $0.8 million compared to $0.7 million in 2008.

Net loss attributable to Home & Security

The net loss attributable to Home & Security was $41.9 million in 2009 and $641.9 million in 2008. The benefit of $600.0 million was due to the absence of the 2008 impairment loss ($730.4 million after tax) and the impact of the decline in the U.S. housing and home products market and the U.S. recession, as well as higher income tax expense on foreign dividends. Results benefited from lower interest expense.

Results by Segment

Kitchen & Bath Cabinetry

Net sales decreased $426.5 million, or 27%, primarily on the downturn in the U.S. housing and home products market and the U.S. economic recession, which particularly affected big-ticket items such as cabinetry, as well as a mix shift to lower-priced products. Unfavorable foreign exchange effects of approximately $15 million also impacted net sales. Net sales benefited from product line extensions and an approximately $9 million impact of one additional shipping week in 2009.

Operating income decreased $139.4 million to a loss of $25.1 million predominantly due to lower sales volume and unfavorable mix, which were partially offset by the benefit of cost reductions programs related to facility closures and workforce reductions. Restructuring and other charges in 2009 increased $2.2 million compared to 2008.

Plumbing & Accessories

Net sales decreased $132.2 million, or 14%, primarily on the downturn in the U.S. housing and home products market and the U.S. recession. Unfavorable foreign exchange effects contributed approximately $10 million to the decrease in net sales. Net sales benefited from new product introductions.

Operating income decreased $51.8 million, or 31%, due to lower sales and adverse operating leverage, as well as the impact of customers trading down to lower price points. Operating income benefited from cost reduction initiatives and lower raw material costs.

Advanced Material Windows & Door Systems

Net sales decreased $117.6 million, or 18%, due to declines in the U.S. home products market, unfavorable product mix, and the sale of nonstrategic product lines ($9.0 million). Net sales benefited from new product introductions and an approximately $4 million impact of one additional shipping week in the windows business in 2009.

Operating income increased $759.5 million to a loss of $37.5 million, predominantly due to absence of the 2008 asset impairment charges of $757.3 million. Excluding the impact of the 2008 asset impairment charges, operating income increased $2.2 million due to lower intangible amortization ($16.6 million) as a result of 2008 definite-lived intangible asset impairment charges and the benefit of cost reduction programs, largely offset by the impact of lower net sales and unfavorable mix.

Security & Storage

Net sales decreased $76.0 million, or 13%, on lower volume as a result of the downturn in the U.S. economy and approximately $5 million of unfavorable foreign exchange.

Operating income increased $74.2 million to income of $40.7 million, predominantly due to the absence of the 2008 goodwill impairment charge of $90.1 million. Excluding the impact of the asset impairment charges, operating income decreased $15.9 million, or 28%, on lower sales volume and the related adverse operating leverage, as well as a litigation accrual (approximately $8 million), partially offset by the benefit of cost reductions.

Corporate

Corporate expense of $42.9 million increased $10.5 million, predominantly due to higher Fortune Brands general and administrative expenses. This was primarily due to higher incentive compensation expense compared to a low level of incentive compensation in 2008. Corporate expense also increased due to lower defined benefit plan related income.

Corporate expenses included allocations of certain Fortune Brands general corporate expenses incurred directly by Fortune Brands totaling $34.2 million and $24.9 million for the years ended December 31, 2009 and 2008, respectively. These allocated expenses include costs associated with finance, treasury, accounting, legal, internal audit and general management services. They also include the components of defined benefit plan expense other than current and prior service cost.

Three Months Ended March 31, 2011 Compared To Three Months Ended March 31, 2010

(In millions)	2011	2010	% change
Net Sales:
Kitchen & Bath Cabinetry	$299.8	$278.0	7.8%
Plumbing & Accessories	203.8	211.1	(3.5)
Advanced Material Windows & Door Systems	102.0	105.1	(2.9)
Security & Storage	109.2	104.5	4.5

Total Home & Security	$714.8	$698.7	2.3%

Operating Income (Loss):
Kitchen & Bath Cabinetry	$(2.0)	$4.5	(144.4)%
Plumbing & Accessories	25.7	29.7	(13.5)
Advanced Material Windows & Door Systems	(13.9)	(13.0)	(6.9)
Security & Storage	6.2	3.4	82.4
Corporate(a)	(11.3)	(12.5)	9.6

Total Home & Security	$4.7	$12.1	(61.2)%

(a)

Corporate expenses include allocations of certain Fortune Brands, Inc. general corporate expenses incurred directly by Fortune Brands, Inc. These allocated expenses include costs associated with legal, finance, treasury, accounting, internal audit and general management services. They also include the components of defined benefit plan expense other than service cost which totaled expense of $1.8 million for both the three months ended March 31, 2011 and 2010. There are no amounts that are the elimination or reversal of transactions between reportable segments.

Total Home & Security

Net Sales

Net sales increased $16.1 million, or 2%, to $714.8 million. The increase was primarily on higher volume due to expanding relationships with key customers, new product introductions and favorable mix, as well as an approximately $5 million impact of favorable foreign currency. These increases were offset by lower volume due to the impact of expiring governmental tax incentives in the U.S. and Canada, as well as lower customer inventory levels in 2011 compared to increased customer inventory levels in certain product categories in 2010.

Cost of products sold

Cost of products sold increased $26.2 million, or 5%, primarily due to higher sales, increased raw material costs (mainly for wood, brass, zinc, steel and resins) and costs to support new product introductions. The increase was partially offset by the benefit of productivity initiatives.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased $2.2 million, or 1%. Increased planned strategic spending to support growth initiatives and new product introductions were more than offset by a lower allocation of general administrative expenses from Fortune Brands and other expense reductions.

Amortization of intangible assets

Amortization of intangible assets decreased $0.4 million due to a customer relationship intangible that was fully amortized in the third quarter of 2010.

Restructuring charges

Restructuring charges were $0.3 million in the three months ended March 31, 2011 compared to $0.4 million in the same period in 2010 and related to previously announced projects in the Kitchen & Bath Cabinetry and the Advanced Material Windows & Door Systems segments. Restructuring charges in both periods primarily related to costs for closed facilities held for sale.

Operating income

Operating income decreased $7.4 million, or 61%, primarily due to higher raw material costs (approximately $10 million). In addition, operating income decreased due to strategic spending to support long-term growth initiatives and new product introductions. Operating income benefited from higher sales and productivity initiatives.

In 2011, we expect costs will be higher for raw materials and fuel-related transportation costs, as well as strategic investments to support new business and long-term growth initiatives. We are striving to offset these increases with productivity initiatives and price increases.

Related party interest expense, net

Related party interest expense, net, decreased $5.9 million, or 21%, primarily due to lower average borrowings, as well as slightly lower interest rates.

Other income, net

Other income, net, was zero in the three months ended March 31, 2011 compared to $0.1 million in the same period of 2010.

Income taxes

The effective income tax rates for the three months ended March 31, 2011 and 2010 were benefits of 32.6% and 17.0%, respectively. The effective tax rate in 2010 was unfavorably impacted by tax expense of $2.2 million associated with a change in the tax law related to Medicare Part D subsidies.

Noncontrolling interests

Noncontrolling interest expense was $0.2 million in the three months ended March 31, 2011 compared to $0.4 million in the same period of 2010.

Net loss attributable to Home & Security

The net loss attributable to Home & Security was $12.4 million in the three months ended March 31, 2011 compared to $14.1 million in the same period of 2010. The $1.7 million, or 12%, decrease in the loss was primarily due to lower related party interest expense (net), partly offset by lower operating income and the absence of tax expense related to Medicare Part D subsidies.

Results By Segment

Kitchen & Bath Cabinetry

Net sales increased $21.8 million, or 8%, primarily on higher sales volume due to new business with key customers awarded in 2010, new product introductions and favorable mix. The increased volume and favorable mix partly benefited from higher promotional allowances. Net sales were unfavorably impacted by a weak market for big-ticket remodeling and new construction, due in part to the absence of first-time new homebuyer tax credits that expired on June 30, 2010.

Operating income decreased $6.5 million, primarily due to strategic investments to support new business and long-term growth initiatives, higher promotional spending, and increased costs for raw materials (wood-related) and transportation (fuel-related). The decrease was partly offset by higher sales volume, favorable mix and the benefit of productivity initiatives.

Plumbing & Accessories

Net sales decreased $7.3 million, or 3%, primarily due to market weakness caused by the expiration of governmental tax incentives in 2010 in the U.S. and Canada, as well as lower customer inventory levels in 2011 compared to increased customer inventory levels in certain product categories in 2010. Net sales benefited from new product introductions.

Operating income decreased $4.0 million, or 13%, primarily on lower sales, as well as higher costs for raw materials (brass, zinc, stainless steel and plastics). The decrease was partially offset by the benefit of productivity initiatives.

Advanced Material Window & Door Systems

Net sales decreased $3.1 million, or 3%, primarily due to market weakness caused by the expiration in December 2010 of U.S. tax incentives for purchases of energy-efficient home products.

Operating income decreased $0.9 million, or 7%, primarily on lower sales, as well as higher raw material (steel and resins) and fuel-related transportation costs, partially offset by the benefit of productivity initiatives.

Security & Storage

Net sales increased $4.7 million, or 4%, primarily on higher sales volume of security products, partially offset by lower sales of tool storage products.

Operating income increased $2.8 million, or 82%, primarily on higher sales and the benefit of productivity initiatives, partly offset by the impact of higher steel costs.

Corporate

Corporate expenses decreased $1.2 million, or 10%, primarily due to the timing of incentive compensation expense.

Corporate expenses include allocations of certain Fortune Brands general corporate expenses incurred directly by Fortune Brands totaling $7.9 million and $9.6 million for the three months ended March 31, 2011 and 2010, respectively. These allocated expenses include costs associated with legal, finance, treasury, accounting, internal audit and general management services. They also include the components of defined benefit plan expense other than service cost. After the Separation, the Company expects to incur higher corporate expenses of approximately $20 million annually associated with the incremental costs of functioning as an independent stand-alone public company.

Liquidity and Capital Resources

Our primary liquidity needs have historically been to support working capital requirements and fund capital expenditures. In the future, we may have liquidity needs to finance acquisitions, repurchase common stock and pay dividends, when appropriate. Historically, our principal sources of liquidity have been cash on hand, cash flows from operating activities and financial support from Fortune Brands. After the Separation, we will no longer have financial support from Fortune Brands. Our operating income is generated by our subsidiaries. There are no restrictions on the ability of our subsidiaries to pay dividends or make other distributions to Home & Security. We periodically review our portfolio of brands and evaluate potential strategic transactions to increase shareholder value. However, we cannot predict whether or when we may enter into acquisitions, joint ventures or dispositions, or what impact any such transactions could have on our results of operations, cash flows or financial condition, whether as a result of the issuance of debt or equity securities, or otherwise. Our cash flows from operations, borrowing availability and overall liquidity are subject to certain risks and uncertainties, including those described in the section titled “Risk Factors” beginning on page [—] of this Information Statement.

In 2010, our net external debt decreased by $7.1 million due to an early repayment. Net loans to Fortune Brands (long-term net of receivables) were $2.6 billion as of December 31, 2010, decreasing $59.1 million compared to December 31, 2009. In the first quarter of 2011, Fortune Brands, Inc. made an equity contribution totaling $2.7 billion to the Company, capitalizing a substantial majority of the loan balances with Fortune Brands at that time. The Company expects that all loans to/from Fortune Brands will be capitalized immediately prior to the Separation and that after the Separation, there will be no further loans to or from Fortune Brands and the Company.

We expect to arrange bank credit agreements with customary terms and conditions on or prior to the Distribution Date. We believe our operating cash flow, availability under bank credit agreements and access to capital markets will provide sufficient liquidity to support the Company’s financing needs.

Cash Flows

Below is a summary of cash flows for the three months ended March 31, 2011 and 2010 and the years ended December 31, 2010, 2009 and 2008.

	For three months ended March 31		For years ended December 31
(In millions)	2011	2010	2010	2009	2008
Net cash (used in) provided by operating activities	$(67.9)	$(61.8)	$138.9	$269.3	$297.2
Net cash used in investing activities	(9.9)	(7.2)	(55.7)	(32.0)	(42.6)
Net cash provided by (used in) financing activities	84.9	58.9	(81.4)	(221.8)	(257.1)
Effect of foreign exchange rate changes on cash	0.1	(1.0)	1.1	(6.8)	9.3

Net increase in cash and cash equivalents	$7.2	$(11.1)	$2.9	$8.7	$6.8

Management believes that free cash flow provides investors with useful supplemental information about our ability to fund internal growth, make acquisitions, repay debt, pay dividends and repurchase common stock. Free cash flow, as shown below, is cash from operating activities less net capital expenditures (capital expenditures less proceeds from the sale of assets, including property, plant and equipment). Free cash flow is not a measure derived in accordance with U.S. GAAP and may not be consistent with similar measures presented by other companies.

	For three months ended March 31		For years ended December 31
(In millions)	2011	2010	2010	2009	2008
Net cash provided by (used in) operating activities	$(67.9)	$(61.8)	$138.9	$269.3	$297.2
Capital expenditures	(10.0)	(7.2)	(58.3)	(43.3)	(57.0)
Proceeds from the disposition of assets	0.1	—	2.6	11.3	14.4

Free cash flow	$(77.8)	$(69.0)	$83.2	$237.3	$254.6

Years Ended December 31, 2010, 2009 and 2008

Net cash provided by operating activities was $138.9 million in 2010, compared to $269.3 million in 2009 and $297.2 million in 2008. The $130.4 million decrease in cash provided by operating activities from 2009 to 2010 was principally due to an increase in working capital due to higher sales and unfavorable comparison to 2009 when we were reducing working capital levels as a result of the weak economy. The $27.9 million decrease in cash provided from 2008 to 2009 was primarily due to lower earnings as a result of the impact of the decline in the U.S. housing market and recession, partially offset by the benefit of our working capital reduction initiative.

Net cash used in investing activities, which was used for capital spending, was $55.7 million in 2010, compared to $32.0 million in 2009 and $42.6 million in 2008. The increase from 2009 to 2010 reflected investments related to supporting new business and new information technology systems. The decrease from 2008 to 2009 was primarily due to deferred selected capital expenditures, as the Company focused on cash generation during the financial downturn.

Net cash used in financing activities was $81.4 million in 2010, compared to $221.8 million in 2009 and $257.1 million in 2008. The $140.4 million decrease in cash used in financing activities from 2009 to 2010 was primarily due to repayments of borrowings from Fortune Brands. The $35.3 million decrease in cash used in financing activities from 2008 to 2009 was primarily due to dividends paid to Fortune Brands ($187.0 million) in 2008, partially offset by repayments of loans from Fortune Brands ($148.0 million).

Three Months Ended March 31, 2011 and 2010

Net cash used in operating activities was $67.9 million in the three months ended March 31, 2011, compared to $61.8 million in the same three-month period in 2010. The $6.1 million increase in cash used in operating activities was primarily due to higher customer program payments paid in 2011 but earned in 2010 compared to payments in 2010 for 2009.

Net cash used in investing activities was $9.9 million in the three months ended March 31, 2011, compared to $7.2 million in the same three-month period in 2010. The increase of $2.7 million was due to higher capital spending.

Net cash provided by financing activities was $84.9 million in the three months ended March 31, 2011, compared to $58.9 million in the same three-month period in 2010. The $26.0 million increase was primarily due to an increase in loans from Fortune Brands ($20.3 million) and the absence of the 2010 repayment of external debt ($7.1 million).

Customer Credit Risk

We routinely grant unsecured credit to customers in the normal course of business. Accounts receivable were $338.4 million and $374.2 million as of March 31, 2011 and December 31, 2010, respectively, and are recorded at their stated amount less allowances for discounts, doubtful accounts and returns. Allowances for doubtful accounts include provisions for certain customers where a risk of default has been specifically identified, as well as provisions determined on a general formula basis when it is determined that the risk of some default is probable and estimable but cannot yet be associated with specific customers. The assessment of the likelihood of customer defaults is based on a variety of factors, including the length of time the receivables are past due, the historical collection experience and existing economic conditions. In accordance with our policy, our allowance for doubtful accounts was $12.3 million, $14.7 million and $17.5 million as of March 31, 2011 and December 31, 2010 and 2009, respectively. The conditions in the global economy and credit markets may reduce our customers’ ability to access sufficient liquidity and capital to fund their operations and make our estimation of customer defaults inherently uncertain. While we believe current allowances for doubtful accounts are adequate, it is possible that continued weak economic conditions may cause significantly higher levels of customer defaults and bad debt expense in future periods.

Counterparty Risk

The counterparties to our foreign currency and commodity derivative contracts are major financial institutions. Although our theoretical risk is the replacement cost at the then estimated fair value of these instruments, we believe that the risk of incurring losses is unlikely and that the losses, if any, would be immaterial to our results of operations, cash flows or financial condition. The fair value of our derivative assets at

March 31, 2011 and December 31, 2010 was $2.9 million and $3.2 million, respectively. The estimated fair value of our derivative contracts represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices.

Pension Plans

Subsidiaries of Home & Security sponsor their respective defined benefit pension plans that are funded by a portfolio of investments maintained within our benefit plan trust. We have met all of our U.S. minimum funding requirements for 2010. For the foreseeable future, we believe that we have sufficient liquidity to meet the minimum funding that may be required by the Pension Protection Act of 2006. As of December 31, 2010, the fair value of our total pension plan assets was $503.9 million, representing 96% of the accumulated benefit obligation liability.

Foreign Exchange

We have investments in various foreign countries, principally Canada, Mexico, China and France. Therefore, changes in the value of the related currencies affect our balance sheet and cash flow statements when translated into U.S. dollars. See Note 7, “External Debt and Financing Arrangements,” to the Consolidated Financial Statements.

Contractual Obligations and Other Commercial Commitments

The following table describes our obligations and commitments to make future payments under contracts, such as debt and lease agreements, and under contingent commitments, such as debt guarantees, as of December 31, 2010.

(In millions)	Payments Due by Period as of December 31, 2010
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
External short-term borrowings	$3.0	$3.0	$—	$—	$—
Long-term loans from Fortune Brands(a)	3,214.0	—	—	—	3,214.0
Long-term debt	16.8	—	—	—	16.8
Operating leases	67.6	26.4	29.6	7.8	3.8
Purchase obligations(b)	156.7	153.8	2.6	0.1	0.2
Postretirement contributions(c)	7.0	7.0	—	—	—

Total	$3,465.1	$190.2	$32.2	$7.9	$3,234.8

(a)	All intercompany balances with Fortune Brands will be capitalized immediately prior to the Distribution Date.
(b)

Purchase obligations include contracts for raw material and finished goods purchases; selling and administrative services; and capital expenditures. There are currently no material commitments for capital expenditures.

(c)	Minimum required postretirement contributions cannot be determined beyond 2011.

Prior to the Distribution, we expect to pay a $500 million dividend to Fortune Brands. In connection with this dividend, we expect to incur approximately $500 million of debt prior to or on the Distribution Date. The interest expense on this loan is expected to be approximately $[—] million on an annual basis. Neither the debt nor the interest expense is included in the Contractual Obligations table above.

Due to the uncertainty of the timing of settlement with taxing authorities, we are unable to make reasonably reliable estimates of the period of cash settlement of unrecognized tax benefits. Therefore, $38.8 million of unrecognized tax benefits as of December 31, 2010 have been excluded from the Contractual Obligations table above. See Note 12, “Income Taxes,” to the Consolidated Financial Statements.

In addition to the contractual obligations and commitments listed and described above, we also had other commercial commitments for which we are contingently liable as of December 31, 2010. Other corporate commercial commitments include standby letters of credit of $2.9 million, in the aggregate, all of which expire in less than one year, and surety bonds of $3.2 million, in the aggregate, all of which expire in less than one year. These contingent commitments are not expected to have a significant impact on our liquidity.

We do not currently have any off-balance sheet arrangements that are material or reasonably likely to be material to our financial condition or results of operations.

Derivative Financial Instruments

In accordance with authoritative guidance on derivatives and hedging (ASC 815), we recognize all derivative contracts as either assets or liabilities on the balance sheet, and the measurement of those instruments is at fair value. If the derivative is designated as a fair value hedge and is effective, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings in the same period. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (OCI) and are recognized in the statement of income when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

Derivative gains or losses included in OCI are reclassified into earnings at the time the forecasted revenue or expense is recognized. Deferred currency gains of $0.1 million were reclassified into earnings in the three months ended March 31, 2011. Deferred currency gains of $0.1 million and $3.5 million were reclassified into earnings in the years ended December 31, 2010 and 2009, respectively. During the year ended December 31, 2008, $2.2 million in deferred currency losses were reclassified into earnings. Based on foreign exchange rates as of March 31, 2011 and December 31, 2010, we estimate that $0.1 million of net currency derivative losses and $0.3 million of net currency derivative gains, respectively, included in OCI as of December 31, 2010 will be reclassified to earnings within the next twelve months.

Foreign Currency Risk

Certain anticipated transactions, assets and liabilities are exposed to foreign currency risk. Principal currencies hedged include the Canadian dollar, the Chinese yuan, and the Mexican peso. We are also exposed to foreign currency risk as a result of our euro-denominated debt. We regularly monitor our foreign currency exposures in order to maximize the overall effectiveness of our foreign currency hedge positions.

Recently Issued Accounting Standards

Revenue Arrangements with Multiple Deliverables

In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) 2009-13, “Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force.” This guidance allows entities to allocate consideration in multiple deliverable arrangements in a manner that reflects a transaction’s economics. The guidance requires expanded disclosure. It is effective for fiscal years beginning on or after June 15, 2010 (calendar year 2011 for Home & Security) and can be applied either prospectively or retrospectively. Adoption of this standard did not have a material impact on our financial statements or disclosures.

Fair Value Measurement

In May 2011, the FASB issued new guidance on fair value measurement and disclosure requirements (ASU 2011-04, “Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”). The new guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and International Financial Reporting Standards (“IFRS”). The amendment is effective for interim and annual periods beginning after December 15, 2011 (fiscal 2012 for Home & Security). We do not believe that adoption of this standard will have a material impact on our financial statements or disclosures.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 2 of the Notes to Consolidated Financial Statements contained in this Information Statement. The Consolidated Financial Statements are prepared in conformity with U.S. GAAP. Preparation of the financial statements requires us to make judgments, estimates and assumptions that affect the amounts of assets and liabilities reflected in the financial statements and revenues and expenses reported for the relevant reporting periods. We believe the policies discussed below are the Company’s critical accounting policies as they include the more significant, subjective and complex judgments and estimates made when preparing our consolidated financial statements.

Allowances for Doubtful Accounts

Trade receivables are recorded at the stated amount, less allowances for discounts, doubtful accounts and returns. The allowances for doubtful accounts represent estimated uncollectible receivables associated with potential customer defaults on contractual obligations (usually due to customers’ potential insolvency) or discounts related to early payment of accounts receivables by our customers. The allowances include provisions for certain customers where a risk of default has been specifically identified. In addition, the allowances include a provision for customer defaults on a general formula basis when it is determined that the risk of some default is probable and estimable, but cannot yet be associated with specific customers. The assessment of the likelihood of customer defaults is based on various factors, including the length of time the receivables are past due, historical collection experience and existing economic conditions. In accordance with this policy, our allowance for doubtful accounts was $14.7 million and $17.5 million as of December 31, 2010 and 2009, respectively.

Inventories

Inventory provisions are recorded to reduce inventory to the lower of cost or market value for obsolete or slow moving inventory based on assumptions about future demand and marketability of products, the impact of new product introductions, inventory levels and turns, product spoilage and specific identification of items, such as product discontinuance, engineering/material changes, or regulatory-related changes.

Long-lived Assets

In accordance with authoritative guidance on property, plant and equipment (ASC 360), a long-lived asset (including amortizable identifiable intangible assets) or asset group held for use is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such events occur, the Company compares the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group to the carrying amount of a long-lived asset or asset group. The cash flows are based on our best estimate of future cash flows derived from the most recent business projections. If this comparison indicates that there is an impairment, the amount of the impairment is calculated based on fair value. Fair value is estimated primarily using discounted expected future cash flows on a market participant basis.

Goodwill and Indefinite-lived Intangible Assets

In accordance with authoritative guidance on goodwill and other intangible assets (ASC 350), goodwill is tested for impairment at least annually in the fourth quarter, and written down when impaired. An interim impairment test is performed if an event occurs or conditions change that would more likely than not reduce the fair value of the reporting unit below the carrying value.

We evaluate the recoverability of goodwill by estimating the future cash flows of the reporting units to which the goodwill relates and then discount the future cash flows at a market-participant-derived weighted-average cost of capital. In determining the estimated future cash flows, we consider current and projected future levels of income based on management’s plans for that business; business trends, prospects and market and economic conditions; and market-participant considerations. The Company’s reporting units are operating segments or one level below the operating segment. When the estimated fair value of a reporting unit is less than its carrying value, we measure and recognize the amount of the goodwill impairment loss, if any. Impairment losses, limited to the carrying value of goodwill, represent the excess of the carrying value of a reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of a reporting unit is estimated based on a hypothetical allocation of each reporting unit’s fair value to all of its underlying assets and liabilities in accordance with the requirements of ASC 350. Based on our current projections of future cash flows for each of our reporting units, we believe there are no reporting units for which a decline in fair value of 10% could trigger an impairment of goodwill or indefinite-lived intangible assets.

ASC 350 requires that purchased intangible assets other than goodwill be amortized over their useful lives unless those lives are determined to be indefinite. The determination of the useful life of an intangible asset other than goodwill is based on factors including historical and tradename performance with respect to consumer name recognition, geographic market presence, market share, and plans for ongoing tradename support and promotion. Certain of our tradenames have been assigned an indefinite life as we currently anticipate that these tradenames will contribute cash flows to the Company indefinitely. Indefinite-lived intangible assets are not amortized, but are evaluated at least annually to determine whether the indefinite useful life is appropriate. We review indefinite-lived intangible assets for impairment annually in the fourth quarter, and whenever market or business events indicate there may be a potential impairment of that intangible. Impairment losses are recorded to the extent that the carrying value of the indefinite-lived intangible asset exceeds its fair value. We measure fair value using the standard relief-from-royalty approach which estimates the present value of royalty income that could be hypothetically earned by licensing the brand name to a third party over the remaining useful life.

We cannot predict the occurrence of certain events or changes in circumstances that might adversely affect the carrying value of goodwill and indefinite-lived intangible assets. Such events may include, but are not limited to, the impact of the economic environment, a material negative change in relationships with significant customers or strategic decisions made in response to economic and competitive conditions.

Pension and Postretirement Benefit Plans

We provide a range of benefits to our employees and retired employees, including pension, postretirement, post-employment and health care benefits. We record amounts relating to these plans based on calculations specified by U.S. GAAP, which include various actuarial assumptions, including discount rates, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current economic conditions and trends. We use a market-related value method of plan assets to calculate pension costs, recognizing each year’s asset gains or losses over a five-year period. The expected return on plan assets is determined based on the nature of the plans’ investments and our expectations for long-term rates of return. Compensation increases reflect expected future compensation trends. The discount rate used to measure obligations is based on a spot-rate yield curve that matches projected future benefit payments with the appropriate interest rate applicable to the timing of the projected future benefit payments. The bond portfolio used for the selection of the discount rate is from the top quartile of bonds rated by nationally recognized statistical rating organizations, and includes only non-callable bonds and those that are deemed to be sufficiently marketable with a Moody’s credit rating of Aa or higher. The weighted-average discount rate for pension and postretirement benefit liabilities as of December 31, 2010 and 2009 was 5.8% and 5.3%, respectively.

As required by U.S. GAAP, the effects of actuarial deviations from assumptions are generally accumulated and, if outside a specified corridor, amortized over the average remaining service period of the employees. The weighted average remaining service period for the pension plans at December 31, 2010 was approximately 9.1 years. The cost or benefit of plan changes, such as increasing or decreasing benefits for prior employee service (prior service cost), is deferred and included in expense on a straight-line basis over the average remaining service period of the related employees. The total net actuarial losses for all pension and postretirement benefit plans were $214.8 million at December 31, 2010, a decrease of $17.2 million from December 31, 2009, primarily as a result of amortization of loss recognition into expense ($13.2 million), net actuarial gains ($2.6 million), and recognition of settlements ($1.3 million). We believe that the assumptions utilized in recording our obligations under our plans are reasonable based on our experience and on advice from our independent actuaries; however, differences in actual experience or changes in the assumptions may materially affect our financial condition or results of operations. For postretirement benefits, our health care trend rate assumption is based on historical cost increases and expectations for long-term increases. As of December 31, 2010 and 2009, for postretirement medical and prescription drugs, our assumption was an assumed rate of increase of 7.5% in the next year, declining 50 basis points a year until reaching an ultimate assumed rate of increase of 5% per year.

Pension expenses were $15.7 million, $13.8 million and $11.2 million, in 2010, 2009 and 2008, respectively, including net curtailment and settlement losses of $1.3 million, $3.2 million and $1.8 million in 2010, 2009 and 2008, respectively. Postretirement expenses were $5.3 million, $6.0 million and $5.2 million, respectively, in 2010, 2009 and 2008, including a curtailment gain of $2.6 million in 2008. A 25 basis point change in our discount rate assumption would lead to an increase or decrease in our pension expense and postretirement benefit expense of approximately $2.2 million and $0.1 million, respectively, for 2010. A 25 basis point change in the long-term rate of return on plan assets used in accounting for our pension plans would have a $1.3 million impact on pension expense.

Income Taxes

In accordance with authoritative guidance on income taxes (ASC 740), we establish deferred tax liabilities or assets for temporary differences between financial and tax reporting bases and subsequently adjust them to reflect changes in tax rates expected to be in effect when the temporary differences reverse. We record a valuation allowance reducing deferred tax assets when it is more likely than not that such assets will not be realized.

The Company is included in the consolidated tax return of Fortune Brands. The current and deferred tax expense recorded in the consolidated financial statements has been determined by applying the provisions of ASC 740 as if the Company were a separate taxpayer.

We do not provide deferred income taxes on undistributed earnings of foreign subsidiaries that we expect to permanently reinvest.

We record liabilities for uncertain income tax positions based on a two-step process. The first step is recognition, where we evaluate whether an individual tax position has a likelihood of greater than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have a less than 50% likelihood of being sustained, no tax benefit is recorded. For tax positions that have met the recognition threshold in the first step, we perform the second step of measuring the benefit to be recorded. The actual benefits ultimately realized may differ from our estimates. In future periods, changes in facts, circumstances, and new information may require us to change the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recorded in results of operations and financial condition in the period in which such changes occur. As of December 31, 2010, we had liabilities for unrecognized tax benefits pertaining to uncertain tax positions totaling $38.8 million. It is reasonably possible that the unrecognized tax benefits may decrease in the range of $5 million to $10 million in the next 12 months primarily as a result of the conclusion of U.S. federal, state and foreign income tax proceedings.

As a result of the Separation and related transactions, it is possible that tax assertions regarding permanent reinvestments of foreign earnings and assumptions with respect to the realization of certain deferred assets could change upon completion of the Separation.

Customer Program Costs

Customer programs and incentives are a common practice in our businesses. These businesses incur customer program costs to obtain favorable product placement, to promote the sale of products and to maintain competitive pricing. Customer program costs and incentives, including rebates and promotion and volume allowances, are generally accounted for in either “net sales” or the category “selling, general and administrative expenses” at the time the program is initiated and/or the revenue is recognized. The costs recognized in “net sales” include, but are not limited to, volume allowances and rebates, promotional allowances, and cooperative advertising programs. The costs typically recognized in “selling, general and administrative expenses” include point of sale materials and media costs. These costs are recorded at the latter of the time of sale or the implementation of the program based on management’s best estimates. Estimates are based on historical and projected experience for each type of program or customer. Volume allowances are accrued based on management’s estimates of customer volume achievement and other factors incorporated into customer agreements, such as new products, store sell-through, merchandising support, levels of returns and customer training. Management periodically reviews accruals for these rebates and allowances, and adjusts accruals when circumstances indicate (typically as a result of a change in volume expectations).

Litigation Contingencies

Our businesses are subject to risks related to threatened or pending litigation and are routinely defendants in lawsuits associated with the normal conduct of business. Liabilities and costs associated with litigation related loss contingencies require estimates and judgments based on our knowledge of the facts and circumstances surrounding each matter and the advice of our legal counsel. We record liabilities for litigation related losses when a loss is probable and we can reasonably estimate the amount of the loss in accordance with ASC 450. We evaluate the measurement of recorded liabilities each reporting period based on the current facts and circumstances specific to each matter. The ultimate losses incurred upon final resolution of litigation related loss contingencies may differ materially from the estimated liability recorded at particular balance sheet date. Changes in estimates are recorded in earnings in the period in which such changes occur.

Environmental Matters

We are involved in remediation activities to clean up hazardous wastes as required by federal and state laws. Liabilities for remediation costs of each site are based on our best estimate of undiscounted future costs, excluding possible insurance recoveries or recoveries from other third parties. Uncertainties about the status of laws, regulations, technology and information related to individual sites make it difficult to develop estimates of environmental remediation exposures. Some of the potential liabilities relate to sites we own, and some relate to sites we no longer own or never owned. Several of our subsidiaries have been designated as potentially responsible parties (“PRPs”) under “Superfund” or similar state laws. As of the date of this Information Statement, seven instances have not been dismissed, settled or otherwise resolved. In most instances where our subsidiaries are named as a PRP, we enter into cost-sharing arrangements with other PRPs. We give notice to insurance carriers of potential PRP liability, but very rarely, if ever, receive reimbursement from insurance for PRP costs. We believe that the cost of complying with the present environmental protection laws, before considering estimated recoveries either from other PRPs or insurance, will not have a material adverse effect on our results of operations, cash flows or financial condition. At December 31, 2010 and 2009, we had accruals of $8.2 million and $9.7 million, respectively, relating to environmental compliance and clean up including, but not limited to, the above mentioned Superfund sites.

Cost Initiatives

We regularly evaluate the productivity of our supply chains and existing asset base and actively seek to identify opportunities to improve our cost structure. Future opportunities may involve, among other things, the reorganization of operations, the relocation of manufacturing or assembly to locations generally having lower costs and the efficient sourcing of products or components from third-party suppliers. Implementing any significant cost reduction and efficiency opportunities could result in charges.

Quantitative and Qualitative Disclosures about Market Risk

Market Risk

We are exposed to various market risks, including changes in foreign currency exchange rates and commodity prices. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. We do not enter into derivatives or other financial instruments for trading or speculative purposes. We enter into financial instruments to manage and reduce the impact of changes in foreign currency exchange rates and commodity prices. The counterparties are major financial institutions.

Interest Rate Risk

A hypothetical 100 basis point change in interest rates affecting the Company’s external variable rate borrowings would not be material.

Foreign Exchange Rate Risk

We enter into forward foreign exchange contracts principally to hedge currency fluctuations in transactions denominated in foreign currencies, thereby limiting our risk that would otherwise result from changes in exchange rates. The periods of the forward foreign exchange contracts correspond to the periods of the hedged transactions.

We periodically enter into forward foreign exchange contracts to hedge a portion of our net investments in foreign subsidiaries. The estimated fair value of foreign currency contracts represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices.

The estimated potential loss under foreign exchange contracts from movement in foreign exchange rates would not have a material impact on our results of operations, cash flows or financial condition. As part of our risk management procedure, we use a value-at-risk (VAR) sensitivity analysis model to estimate the maximum potential economic loss from adverse changes in foreign exchange rates over a one day period given a 95% confidence level. The VAR model uses historical foreign exchange rates to estimate the volatility and correlation of these rates in future periods. The estimated maximum one-day loss from the Company’s foreign currency exchange contracts using the VAR model was $0.7 million at December 31, 2010. The 95% confidence interval signifies our degree of confidence that actual losses under foreign exchange contracts would not exceed the estimated losses. The amounts disregard the possibility that foreign currency exchange rates could move in our favor. The VAR model assumes that all movements in the foreign exchange rates will be adverse. These amounts should not be considered projections of future losses, since actual results may differ significantly depending upon activity in the global financial markets. The VAR model is a risk analysis tool and should not be construed as an endorsement of the VAR model or the accuracy of the related assumptions.

Commodity Price Risk

We are subject to commodity price volatility caused by weather, supply conditions, geopolitical and economic variables, and other unpredictable external factors. From time to time, we use derivative contracts to manage our exposure to commodity price volatility.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC with respect to the shares of our common stock that Fortune Brands stockholders will receive in the Distribution. This Information Statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to Home & Security and the Separation, reference is made to the registration statement and the exhibits to the registration statement. While we have provided a summary of the material terms of certain agreements and other documents, the summary does not describe all of the details of the agreements and other documents. If an agreement or other document is filed as an exhibit to the registration statement, please refer to the registration statement. Each such statement in this registration statement regarding an agreement or other document is qualified in all respects by reference to the applicable exhibit.

Upon effectiveness of our registration statement of which this Information Statement forms a part, we will become subject to the information and periodic reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

You may request copies of our filings, at no cost other than for exhibits of such filings, by writing to or telephoning us at the following address (or by visiting our web site at http://www.[            ].com):

FORTUNE BRANDS HOME & SECURITY, INC.

Office of the Secretary

520 Lake Cook Road

Deerfield, Illinois 60015

Telephone number (847) 484-4400

HOUSEHOLDING

If you and other residents at your mailing address own shares of Fortune Brands common stock in street name, your broker, bank or other nominee may have sent you a notice that your household will receive only one Annual Report and Proxy Statement for each company in which you hold stock through that broker or bank. This practice, known as “householding,” is designed to reduce printing and postage costs. If you did not respond that you did not want to participate in householding, the broker, bank or other nominee will assume that you have consented and will send only one copy of this Information Statement to your address. You may revoke your consent to householding at any time by sending your name, the name of your broker, bank or other nominee and your account number to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. The revocation of your consent to householding will be effective 30 days following its receipt. In any event, if you did not receive an individual copy of this Information Statement, or if you wish to receive individual copies of our proxy statements and annual reports in the future, we will send a copy to you if you call the Manager of Shareholder Services, at (847) 484-4538, or write him at Fortune Brands, Inc., 520 Lake Cook Road, Deerfield, Illinois 60015.

If you and other residents at your mailing address are registered stockholders and you receive more than one copy of this Information Statement, but you wish to receive only one copy, you must request, in writing, that we and Fortune Brands eliminate these duplicate mailings. To request the elimination of duplicate copies, please write to Wells Fargo Shareowner Services, P. O. Box 64874, St. Paul, Minnesota 55164-0874.

INDEX TO FINANCIAL STATEMENTS

Fortune Brands Home & Security LLC

Report of Independent Registered Public Accounting Firm

To the Shareholder of Fortune Brands Home & Security LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, equity and cash flows present fairly, in all material respects, the financial position of Fortune Brands Home & Security LLC and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chicago, Illinois

May 6, 2011

Fortune Brands Home & Security LLC

Consolidated Statements of Income

	For years ended December 31
(In millions, except per share amounts)	2010	2009	2008
NET SALES	$3,233.5	$3,006.8	$3,759.1
Cost of products sold	2,182.4	2,104.3	2,541.6
Selling, general and administrative expenses	839.6	815.2	869.3
Amortization of intangible assets	15.7	16.1	32.9
Restructuring charges	8.0	21.8	49.5
Asset impairment charges	—	—	848.4

OPERATING INCOME (LOSS)	187.8	49.4	(582.6)

Related party interest expense, net	116.0	84.9	127.1
External interest expense	0.3	0.3	0.5
Other (income) expense, net	(1.0)	(1.0)	7.5

Income (loss) before income taxes	72.5	(34.8)	(717.7)
Income tax provision (benefit)	14.1	6.3	(76.5)

NET INCOME (LOSS)	58.4	(41.1)	(641.2)
Less: Noncontrolling interests	1.2	0.8	0.7

NET INCOME (LOSS) ATTRIBUTABLE TO HOME & SECURITY	$57.2	$(41.9)	$(641.9)

EARNINGS (LOSS) PER BASIC AND DILUTED COMMON SHARE	$57,223	$(41,877)	$(641,931)

UNAUDITED PRO FORMA EARNING PER SHARE (see Note 17)
Basic	$0.37
Diluted	$0.37
Pro forma common shares outstanding
Basic	153.3
Diluted	155.5

See Notes to Consolidated Financial Statements.

Fortune Brands Home & Security LLC

Consolidated Balance Sheets

	Pro forma December 31 2010 (see Note 17)	December 31
(In millions)		2010	2009
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$60.7	$60.7	$57.8
Accounts receivable less allowances for discounts, doubtful accounts and returns	374.2	374.2	353.0
Inventories	333.0	333.0	297.7
Loans to Fortune Brands	—	572.8	524.6
Other current assets	127.1	127.1	136.3

TOTAL CURRENT ASSETS	895.0	1,467.8	1,369.4
Property, plant and equipment, net of accumulated depreciation	550.0	550.0	590.2
Goodwill resulting from business acquisitions	1,364.9	1,364.9	1,363.3
Other intangible assets, net of accumulated amortization	798.8	798.8	810.6
Other assets	77.9	77.9	57.7

TOTAL ASSETS	$3,686.6	$4,259.4	$4,191.2

LIABILITIES AND EQUITY
Current liabilities
Notes payable to banks	$3.0	$3.0	$1.2
Accounts payable	252.8	252.8	235.4
Other current liabilities	320.7	320.7	316.4
Dividend payable to Fortune Brands	500.0	—	—

TOTAL CURRENT LIABILITIES	1,076.5	576.5	553.0
Long-term debt	16.8	16.8	23.9
Deferred income taxes	267.4	267.4	258.7
Accrued pension and postretirement benefits	136.0	136.0	199.7
Loans from Fortune Brands	—	3,214.0	3,224.9
Other non-current liabilities	103.6	103.6	90.3

TOTAL LIABILITIES	1,600.3	4,314.3	4,350.5
Equity
Common stock, 1,000 shares authorized, issued and outstanding(a)	1.5	—	—
Paid-in capital	2,157.6	703.3	670.5
Accumulated other comprehensive loss	(76.3)	(76.3)	(90.1)
Retained deficit	—	(685.4)	(742.6)

TOTAL HOME & SECURITY EQUITY	2,082.8	(58.4)	(162.2)
Noncontrolling interests	3.5	3.5	2.9

TOTAL EQUITY	2,086.3	(54.9)	(159.3)

TOTAL LIABILITIES AND EQUITY	$3,686.6	$4,259.4	$4,191.2

(a)

The pro forma number of shares of Home & Security common stock issued will be equal to the number of shares of Fortune Brands common stock outstanding on the record date for the Distribution. As of the Distribution Date, 750,000,000 shares of Home & Security common stock, with a par value of $0.01 per share, will be authorized.

See Notes to Consolidated Financial Statements.

Fortune Brands Home & Security LLC

Consolidated Statements of Cash Flows

	For years ended December 31
(In millions)	2010	2009	2008
OPERATING ACTIVITIES
Net income (loss)	$58.4	$(41.1)	$(641.2)

Non-cash pre-tax (income) expense:
Depreciation	95.9	115.0	110.1
Amortization	15.7	16.1	32.9
Stock-based compensation	11.7	7.8	7.7
Restructuring charges	0.5	19.1	13.5
Deferred taxes	23.0	(23.7)	(118.7)
Asset impairment charges	—	—	848.4

Changes in assets and liabilities including effects subsequent to acquisitions:
(Increase) decrease in accounts receivable	(20.8)	43.3	104.1
(Increase) decrease in inventories	(34.4)	45.1	63.7
Increase (decrease) in accounts payable	16.3	12.6	(13.4)
(Decrease) increase in accrued taxes	(14.4)	38.9	(17.5)
(Decrease) increase in accrued expenses and other liabilities	(8.0)	19.2	(101.1)
Other operating activities, net	(5.0)	17.0	8.7

NET CASH PROVIDED BY OPERATING ACTIVITIES	138.9	269.3	297.2

INVESTING ACTIVITIES
Capital expenditures	(58.3)	(43.3)	(57.0)
Proceeds from the disposition of assets	2.6	11.3	14.4

NET CASH USED IN INVESTING ACTIVITIES	(55.7)	(32.0)	(42.6)

FINANCING ACTIVITIES
Increase in short-term debt	1.7	1.1	—
Repayment of long-term debt	(7.1)	(5.0)	—
Net loan payments to Fortune Brands	(96.6)	(238.6)	(271.4)
Fortune Brands capital contribution(a)	20.3	21.7	15.5
Other financing activities, net	0.3	(1.0)	(1.2)

NET CASH USED IN FINANCING ACTIVITIES	(81.4)	(221.8)	(257.1)

Effect of foreign exchange rate changes on cash	1.1	(6.8)	9.3

NET INCREASE IN CASH AND CASH EQUIVALENTS	$2.9	$8.7	$6.8

Cash and cash equivalents at beginning of year	$57.8	$49.1	$42.3

Cash and cash equivalents at end of year	$60.7	$57.8	$49.1

Cash paid during the year for:
Related party interest	$121.7	$100.8	$154.7
External interest	0.6	0.5	0.9
Income taxes paid directly to (received from) taxing authorities	23.7	(1.0)	17.0
Income taxes paid to (received from) Fortune Brands	(0.8)	(9.4)	18.0

(a)

The allocation of general and administrative expenses provided by Fortune Brands (net of tax) is included in the Consolidated Statement of Income and treated as a capital contribution. Refer to Note 3, “Related Party Transactions.”

See Notes to Consolidated Financial Statements.

Fortune Brands Home & Security LLC

Consolidated Statements of Equity

(In millions)	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings (Deficit)	Non- controlling Interests	Total Equity
Balance at December 31, 2007	$617.2	$(25.4)	$128.2	$3.8	$723.8
Comprehensive income:
Net loss	—	—	(641.9)	0.7	(641.2)
Translation adjustments	—	(8.6)	—	—	(8.6)
Derivative instruments (net of tax expense of $2.9 million)	—	4.7	—	—	4.7
Pension and postretirement benefit adjustments (net of tax benefit of $60.2 million)	—	(92.9)	—	—	(92.9)

Total comprehensive (loss)(a)	—	(96.8)	(641.9)	0.7	(738.0)

Dividends paid to noncontrolling interests	—	—	—	(1.4)	(1.4)
Dividends paid to Fortune Brands	—	—	(187.0)	—	(187.0)
Fortune Brands capital contribution(b)	23.5	—	—	—	23.5

Balance at December 31, 2008	$640.7	$(122.2)	$(700.7)	$3.1	$(179.1)

Comprehensive income:
Net loss	—	—	(41.9)	0.8	(41.1)
Translation adjustments	—	31.2	—	—	31.2
Derivative instruments (net of tax benefit of $2.2 million)	—	(3.6)	—	—	(3.6)
Pension and postretirement benefit adjustments (net of tax expense of $3.9 million)	—	4.5	—	—	4.5

Total comprehensive (loss)(a)	—	32.1	(41.9)	0.8	(9.0)

Dividends paid to noncontrolling interests	—	—	—	(1.0)	(1.0)
Fortune Brands capital contribution(b)	29.8	—	—	—	29.8

Balance at December 31, 2009	$670.5	$(90.1)	$(742.6)	$2.9	$(159.3)

Comprehensive income:
Net income	—	—	57.2	1.2	58.4
Translation adjustments	—	5.4	—	—	5.4
Derivative instruments (net of tax expense of $0.3 million)	—	0.5	—	—	0.5
Pension and postretirement benefit adjustments (net of tax expense of $7.7 million)	—	7.9	—	—	7.9

Total comprehensive income(a)	—	13.8	57.2	1.2	72.2

Dividends paid to noncontrolling interests	—	—	—	(0.6)	(0.6)
Fortune Brands capital contribution(b)	32.8	—	—	—	32.8

Balance at December 31, 2010	$703.3	$(76.3)	$(685.4)	$3.5	$(54.9)

(a)

Total comprehensive income (loss) attributable to Fortune Brands Home & Security (excluding noncontrolling interests) was $71.0 million, $(9.8) million and $(738.7) million, respectively, for the years ended December 31, 2010, 2009 and 2008, respectively.

(b)

The allocation of general and administrative expenses, stock-based compensation and the tax benefit on exercise of options provided by Fortune Brands (net of tax) are included in the Consolidated Statement of Income and treated as a capital contribution. All related party loan balances to/from Fortune Brands will be capitalized immediately prior to the spin-off. Refer to Note 3, “Related Party Transactions.”

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. Background and Basis of Presentation

Separation from Fortune Brands, Inc. On December 8, 2010, Fortune Brands, Inc. (together with its consolidated subsidiaries, “Fortune Brands”) announced that its Board of Directors approved in principle a separation of its three business segments. The broad plan includes: the spin-off to stockholders of the Home & Security business into an independent, publicly-traded company; exploring the sale or spin-off of its Golf business; and the continuation of Fortune Brands as an independent, publicly-traded company focused solely on its Spirits business. Fortune Brands expects to complete the transactions by the end of 2011. The spin-off of Home & Security (the “Separation”) is expected to be completed by way of a pro rata dividend of Home & Security shares held by Fortune Brands to its stockholders. Prior to the Separation, the Company will be converted from a Delaware limited liability company to a Delaware corporation, and the Company’s name will be changed to Fortune Brands Home & Security, Inc. Immediately following completion of the Separation, Fortune Brands stockholders will own 100% of the outstanding shares of common stock of Home & Security. After the Separation, Home & Security will operate as an independent, publicly-traded company.

The Company (as defined below) is a leading home and security products company with a portfolio of leading branded products used for residential home repair, remodeling, new construction, security applications and storage.

Basis of Presentation The consolidated financial statements include the accounts of Home & Security and its majority-owned subsidiaries. The Company’s subsidiaries operate on a 52 or 53-week fiscal year. References to “Home & Security,” “the Company,” “we,” “our” and “us” refer to Fortune Brands Home & Security LLC and its consolidated subsidiaries as a whole, unless the context otherwise requires.

The consolidated financial statements and segment information have been derived principally from the consolidated financial statements of the Company, a wholly-owned subsidiary of Fortune Brands, Inc., using the historical results of operations, and historical basis of assets and liabilities. Also, the historical financial statements include allocations of certain Fortune Brands general corporate expenses incurred directly by Fortune Brands Inc. totaling $32.0 million, $34.2 million and $24.9 million for the years ended December 31, 2010, 2009 and 2008, respectively. These allocated expenses include costs associated with legal, finance, treasury, accounting, internal audit and general management services and are included in “Corporate” in the accompanying segment information. Management believes the assumptions and methodologies underlying the allocation of general corporate expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Company if it had operated as a stand-alone company or of the costs expected to be incurred in the future. The consolidated financial statements included herein may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented. See Note 3, “Related Party Transactions,” for further information regarding the allocation of Fortune Brands corporate expenses.

2. Significant Accounting Policies

Use of Estimates The presentation of financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”) requires us to make estimates and assumptions that affect reported amounts and related disclosures. Actual results in future periods could differ from those estimates.

Cash and Cash Equivalents Highly liquid investments with an original maturity of three months or less are included in cash and cash equivalents.

Allowances for Doubtful Accounts Trade receivables are recorded at the stated amount, less allowances for discounts, doubtful accounts and returns. The allowances for doubtful accounts represent estimated uncollectible receivables associated with potential customer defaults on contractual obligations (usually due to customers’ potential insolvency), or discounts related to early payment of accounts receivables by our customers. The allowances include provisions for certain customers where a risk of default has been specifically identified. In addition, the allowances include a provision for customer defaults on a general formula basis when it is determined the risk of some default is probable and estimable, but cannot yet be associated with specific customers. The assessment of the likelihood of customer defaults is based on various factors, including the length of time the receivables are past due, historical experience and existing economic conditions. In accordance with this policy, our allowance for doubtful accounts was $14.7 million and $17.5 million as of December 31, 2010 and 2009, respectively.

Inventories The majority of our inventories are accounted for using the first-in, first-out (FIFO) inventory method. Inventory provisions are recorded to reduce inventory to the lower of cost or market value for obsolete or slow moving inventory based on assumptions about future demand and marketability of products, the impact of new product introductions, inventory turns, product spoilage and specific identification of items, such as product discontinuance, engineering/material changes, or regulatory-related changes.

We also use the last-in, first-out (LIFO) inventory method in those product groups in which metals inventories comprise a significant portion of our inventories. LIFO inventories at December 31, 2010 and 2009 were $132.6 million (with a current cost of $159.5 million) and $153.6 million (with a current cost of $176.9 million), respectively.

Property, Plant and Equipment Property, plant and equipment are carried at cost. Depreciation is provided, principally on a straight-line basis, over the estimated useful lives of the assets. Gains or losses resulting from dispositions are included in operating income. Betterments and renewals, which improve and extend the life of an asset, are capitalized; maintenance and repair costs are expensed as incurred. Assets held for use to be disposed of at a future date are depreciated over the remaining useful life. Assets to be sold are written down to fair value at the time the assets are being actively marketed for sale. As of December 31, 2010 and 2009, the carrying value of assets held for sale was not material. Estimated useful lives of the related assets are as follows:

Buildings and leasehold improvements	15 to 40 years
Machinery and equipment	3 to 10 years

Long-lived Assets In accordance with authoritative guidance on property, plant and equipment (Accounting Standards Codification (“ASC”) 360), a long-lived asset (including amortizable identifiable intangible assets) or asset group is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such events occur, we compare the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group to the carrying amount of the long-lived asset or asset group. The cash flows are based on our best estimate of future cash flows derived from the most recent business projections. If this comparison indicates that there is an impairment, the amount of the impairment is calculated based on fair value. Fair value is estimated primarily using discounted expected future cash flows on a market-participant basis.

Goodwill and Indefinite-lived Intangible Assets In accordance with authoritative guidance on goodwill and other intangible assets (ASC 350), goodwill is tested for impairment at least annually in the fourth quarter, and written down when impaired. An interim impairment test is performed if an event occurs or conditions change that would more likely than not reduce the fair value of the reporting unit below the carrying value.

We evaluate the recoverability of goodwill by estimating the future cash flows of the reporting units to which the goodwill relates, and then discount the future cash flows at a market-participant-derived weighted-average cost of capital. In determining the estimated future cash flows, we consider current and projected future levels of income based on management’s plans for that business; business trends, prospects and market and economic conditions; and market-participant considerations. A reporting unit is an operating segment, or one level below the operating segment. When the estimated fair value of a reporting unit is less than its carrying value, we measure and recognize the amount of the goodwill impairment loss, if any. Impairment losses, limited to the carrying value of goodwill, represent the excess of the carrying value of a reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of a reporting unit is estimated based on a hypothetical allocation of each reporting unit’s fair value to all of its underlying assets and liabilities in accordance with the requirements of ASC 350.

ASC 350 requires that purchased intangible assets other than goodwill be amortized over their useful lives unless those lives are determined to be indefinite. The determination of the useful life of an intangible asset other than goodwill is based on factors including historical and tradename performance with respect to consumer name recognition, geographic market presence, market share, and plans for ongoing tradename support and promotion. Certain of our tradenames have been assigned an indefinite life as we currently anticipate that these tradenames will contribute cash flows to the Company indefinitely. Indefinite-lived intangible assets are not amortized, but are evaluated at least annually to determine whether the indefinite useful life is appropriate. We review indefinite-lived intangible assets for impairment annually in the fourth quarter, and whenever market or business events indicate there may be a potential impairment of that intangible. Impairment losses are recorded to the extent that the carrying value of the indefinite-lived intangible asset exceeds its fair value. We measure fair value using the standard relief-from-royalty approach which estimates the present value of royalty income that could be hypothetically earned by licensing the brand name to a third party over the remaining useful life.

The Company cannot predict the occurrence of certain events or changes in circumstances that might adversely affect the carrying value of goodwill and indefinite-lived intangible assets. Such events may include, but are not limited to, the impact of the economic environment; a material negative change in relationships with significant customers; or strategic decisions made in response to economic and competitive conditions.

Pension and Postretirement Benefit Plans We provide a range of benefits to employees and retired employees, including pension, postretirement, post-employment and health care benefits. We record amounts relating to these plans based on calculations specified by U.S. GAAP, which include various actuarial assumptions, including discount rates, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current economic conditions and trends. We use a market-related value method of plan assets that recognizes the difference between the expected return and the actual return on plan assets over a five-year period. The discount rate used to measure obligations is based on a spot-rate yield curve that matches projected future benefit payments with the appropriate interest rate applicable to the timing of the projected future benefit payments. The expected rate of return on plan assets is determined based on the nature of the plans’ investments and our expectations for long-term rates of return. Compensation increases reflect expected future compensation trends. For postretirement benefits, our health care trend rate assumption is based on historical cost increases and expectations for long-term increases. As required by U.S. GAAP, the effects of actuarial deviations from assumptions are generally accumulated and, if outside a specified corridor, amortized over the remaining service period of the employees. The cost or benefit of plan changes, such as increasing or decreasing benefits for prior employee service (prior service cost), is deferred and included in expense on a straight-line basis over the average remaining service period of the related employees. We believe that the assumptions utilized in recording obligations under the Company’s plans, which are presented in Note 11, “Pension and Other Retiree Benefits,” are reasonable based on our experience and on advice from our independent actuaries; however, differences in actual experience or changes in the assumptions may materially affect the Company’s financial position or results of operations. We will continue to monitor these assumptions as market conditions warrant.

Litigation Contingencies Our businesses are subject to risks related to threatened or pending litigation and are routinely defendants in lawsuits associated with the normal conduct of business. Liabilities and costs associated with litigation related loss contingencies require estimates and judgments based on our knowledge of the facts and circumstances surrounding each matter and the advice of our legal counsel. We record liabilities for litigation related losses when a loss is probable and we can reasonably estimate the amount of the loss in accordance with ASC 450. We evaluate the measurement of recorded liabilities each reporting period based on the current facts and circumstances specific to each matter. The ultimate losses incurred upon final resolution of litigation related loss contingencies may differ materially from the estimated liability recorded at particular balance sheet date. Changes in estimates are recorded in earnings in the period in which such changes occur.

Income Taxes In accordance with authoritative guidance on income taxes (ASC 740), we establish deferred tax liabilities or assets for temporary differences between financial and tax reporting bases and subsequently adjust them to reflect changes in tax rates expected to be in effect when the temporary differences reverse. We record a valuation allowance reducing deferred tax assets when it is more likely than not that such assets will not be realized.

The Company is included in the consolidated tax return of Fortune Brands. The current and deferred tax expense recorded in the consolidated financial statements has been determined by applying the provisions of ASC 740 as if the Company were a separate taxpayer.

We do not provide deferred income taxes on undistributed earnings of foreign subsidiaries that we expect to permanently reinvest.

We record liabilities for uncertain income tax positions based on the two-step process. The first step is recognition, where we evaluate whether an individual tax position has a likelihood of greater than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have a less than 50% likelihood of being sustained, no tax benefit is recorded. For tax positions that have met the recognition threshold in the first step, we perform the second step of measuring the benefit to be recorded. The actual benefits ultimately realized may differ from our estimates. In future periods, changes in facts, circumstances, and new information may require us to change the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recorded in results of operations and financial condition in the period in which such changes occur. As of December 31, 2010, we had liabilities for unrecognized tax benefits pertaining to uncertain tax positions totaling $38.8 million. It is reasonably possible that the unrecognized tax benefits may decrease in the range of $5 million to $10 million in the next 12 months primarily as a result of the conclusion of U.S. federal, state and foreign income tax proceedings.

Revenue Recognition Revenue is recorded when persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. Revenue is recorded net of applicable provisions for discounts, returns and allowances. We record estimates for reductions to revenue for customer programs and incentives, including price discounts, volume-based incentives, promotions, and cooperative advertising. Sales returns are based on historical returns, current trends, and forecasts of product demand.

Cost of Products Sold Cost of products sold includes all costs to make products saleable, such as inbound freight, purchasing and receiving costs, inspection costs, and internal transfer costs. In addition, all depreciation expense associated with assets used to manufacture products and make them saleable is included in cost of products sold.

Customer Program Costs Customer programs and incentives are a common practice in our businesses. These businesses incur customer program costs to obtain favorable product placement, to promote sales of products and to maintain competitive pricing. Customer program costs and incentives, including rebates and promotion and volume allowances, are generally accounted for in either “net sales” or the category “selling, general and administrative expenses” at the time the program is initiated and/or the revenue is recognized. The costs recognized in “net sales” include, but are not limited to, volume allowances and rebates, promotional allowances, and cooperative advertising programs. The costs typically recognized in “selling, general and administrative expenses” include product displays, point of sale materials, and media production costs. These costs are recorded at the latter of the time of sale or the implementation of the program based on management’s best estimates. Estimates are based on historical and projected experience for each type of program or customer. Volume allowances are accrued based on management’s estimates of customer volume achievement and other factors incorporated into customer agreements, such as new product purchases, store sell-through, merchandising support, level of returns and customer training. Management periodically reviews accruals for these rebates and allowances, and adjusts accruals when circumstances indicate (typically as a result of a change in volume expectations).

Selling, General and Administrative Expenses Selling, general and administrative expenses include advertising; marketing; selling, including commissions; research and development; shipping and handling, including warehousing costs; and general and administrative expenses. Shipping and handling costs included in selling, general and administrative expenses were $133.2 million, $121.9 million and $162.7 million in 2010, 2009 and 2008, respectively.

Advertising costs, which amounted to $173.5 million, $152.3 million and $161.2 million in 2010, 2009 and 2008, respectively, are principally expensed as incurred. Advertising costs include product displays, media production costs, and point of sale materials. Advertising costs recorded as a reduction to net sales, primarily cooperative advertising, were $49.8 million, $44.6 million and $49.2 million in 2010, 2009 and 2008, respectively. Advertising costs recorded in selling, general and administrative expenses were $123.7 million, $107.7 million and $112.0 million in 2010, 2009 and 2008, respectively.

Research and Development Research and development expenses include product development, product improvement, product engineering and process improvement costs. Research and development expenses, which were $33.4 million, $31.7 million and $28.9 million in 2010, 2009 and 2008, respectively, are expensed as incurred.

Stock-based Compensation Home & Security employees have historically participated in Fortune Brand’s stock-based compensation plans. Stock-based compensation expense, measured as the fair value of an award on the date of grant, is recognized in the financial statements over the period that an employee is required to provide services in exchange for the award. The fair value of each option award is measured on the date of grant using the Black-Scholes option-pricing model. The fair value of each performance award is based on the stock price at the date of grant and the probability of meeting performance targets. The fair value of each restricted stock unit granted is equal to the share price at the date of grant. See Note 10, “Stock-Based Compensation,” for additional information.

Earnings Per Share Earnings per common share is calculated by dividing net income attributable to Home & Security by the weighted average number of shares of common stock outstanding during the year. The number of basic and diluted shares outstanding are the same. See Note 16, “Earnings Per Share” for further discussion.

Foreign Currency Translation Foreign currency balance sheet accounts are translated into U.S. dollars at the actual rates of exchange at the balance sheet date. Income and expenses are translated at the average rates of exchange in effect during the period for the foreign subsidiaries where the local currency is the functional currency. The related translation adjustments are made directly to a separate component of the “Accumulated other comprehensive loss” caption in equity. Transactions denominated in a currency other than the functional currency of a subsidiary are translated into functional currency with resulting transaction gains or losses recorded in other (income) expense, net.

Derivative Financial Instruments In accordance with authoritative guidance on derivatives and hedging (ASC 815), all derivatives are recognized as either assets or liabilities on the balance sheet and measurement of those instruments is at fair value. If the derivative is designated as a fair value hedge and is highly effective, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings in the same period. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (OCI), a component of accumulated other comprehensive loss, and are recognized in the statement of income when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

Derivative gains or losses included in OCI are reclassified into earnings at the time the forecasted revenue or expense is recognized. Deferred currency gains of $0.1 million and $3.5 million were reclassified into earnings in the years in 2010 and 2009, respectively. During 2008, $2.2 million in deferred currency losses were reclassified into earnings. Based on foreign exchange rates as of December 31, 2010, we estimate that $0.3 million of net currency derivative gains included in OCI as of December 31, 2010 will be reclassified to earnings within the next twelve months.

Recently Issued Accounting Standards

Consolidation of Variable Interest Entities

In June 2009, the Financial Accounting Standards Board (FASB) amended the existing authoritative guidance on variable interest entities (Accounting Standards Codification (ASC) 810). This new authoritative guidance includes a new approach for determining when a variable interest entity (VIE) should be consolidated and changes when it is necessary to reassess who should consolidate a VIE. The new approach requires an enterprise to qualitatively assess the determination of the primary beneficiary (consolidator). The amendment is effective for interim and annual reporting periods beginning after November 15, 2009 (calendar year 2010 for Home & Security). Adoption of this standard did not have a material impact on our financial statements and disclosures.

Revenue Arrangements with Multiple Deliverables

In October 2009, the FASB issued Accounting Standards Update 2009-13, “Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force.” This guidance requires entities to allocate consideration in multiple deliverable arrangements in a manner that reflects a transaction’s economics. The guidance requires expanded disclosure. It is effective for fiscal years beginning on or after June 15, 2010 (calendar year 2011 for Home & Security) and can be applied either prospectively or retrospectively. We do not believe that adoption of this standard will have a material impact on our financial statements and disclosures.

3. Related Party Transactions

Home & Security had certain related party relationships with Fortune Brands and its subsidiaries, as discussed below. The Company expects these relationships to cease on or prior to the Separation and that all loans to/from Fortune Brands will be capitalized immediately prior to the Separation.

Financing and Cash Management Historically, Fortune Brands has provided financing, cash management, and treasury services to Home & Security. The Company’s U.S. cash balances are swept by Fortune Brands on a daily basis, and the Company receives funding from Fortune Brands for its operating and investing cash needs. Cash transferred to and from the Company is recorded in the form of loans from or to Fortune Brands in the accompanying financial statements. Loans bear interest at rates ranging from 1.0% to 6.0% and are not payable until after 2016. The weighted average interest rate on loans to/from Fortune Brands was 4.4%, 3.0% and 4.3% in 2010, 2009 and 2008, respectively. Related party interest expense and income are shown below.

(In millions)	2010	2009	2008
Related party interest expense	$130.9	$89.7	$137.7
Related party interest income	(14.9)	(4.8)	(10.6)

Related party interest, net	$116.0	$84.9	$127.1

A summary of loans to/from Fortune Brands as of December 31, 2010, 2009 and 2008 are shown below.

(In millions)	2010	2009	2008
Loans to Fortune Brands—current	$(572.8)	$(524.6)	$(431.7)
Loans from Fortune Brands—long-term	3,214.0	3,224.9	3,376.2

Net loans from Fortune Brands	$2,641.2	$2,700.3	$2,944.5

In the first quarter of 2011, Fortune Brands, Inc. made a $2.7 billion equity contribution to the Company, capitalizing a substantial majority of the loan balances with Fortune Brands at that time. Any loan balances at the date of spin-off will also be capitalized.

General and Administrative Services Until consummation of the Separation, Fortune Brands will perform certain functions and services on behalf of Home & Security as well as its two other business segments. The costs of these services have historically been allocated to Home & Security based on its proportionate share of the actual costs incurred by Fortune Brands. Home & Security believes that the method used to allocate these costs is reasonable. These allocated expenses include costs associated with finance, treasury, accounting, legal, internal audit and general management services and are included in “selling, general and administrative expense” in the consolidated Statement of Income and in “Corporate” in the accompanying segment information. During the years ended December 31, 2010, 2009 and 2008, these allocations totaled $32.0 million, $34.2 million and $24.9 million, respectively.

4. Balance Sheet Information

Supplemental information on our year-end balance sheets was as follows:

(In millions)	2010	2009
Inventories:
Other raw materials, supplies, and work in process	$179.8	$149.4
Finished products	153.2	148.3

Total inventories	$333.0	$297.7

Property, plant and equipment:
Land and improvements	$53.8	$53.9
Buildings and improvements to leaseholds	334.0	327.7
Machinery and equipment	1,041.4	1,036.9
Construction in progress	32.1	25.3

Property, plant and equipment, gross	1,461.3	1,443.8
Less: accumulated depreciation	911.3	853.6

Property, plant and equipment, net of accumulated depreciation	$550.0	$590.2

Other current liabilities
Accrued salaries, wages and other compensation	$105.5	$90.0
Accrued customer programs	90.7	78.5
Other accrued expenses	124.5	147.9

Total other current liabilities	$320.7	$316.4

5. Goodwill and Other Intangible Assets

The change in the net carrying amount of goodwill by segment was as follows:

(In millions)	Kitchen & Bath Cabinetry	Plumbing & Accessories	Advanced Material Windows & Door Systems	Security & Storage	Total Goodwill
Balance at December 31, 2008:
Goodwill	$485.7	$569.7	$679.3	$164.9	$1,899.6
Accumulated impairment losses	—	—	(451.3)	(90.1)	(541.4)

Total goodwill, net	485.7	569.7	228.0	74.8	$1,358.2

2009 translation adjustments	4.6	—	—	0.5	5.1

Balance at December 31, 2009:
Goodwill	490.3	569.7	679.3	165.4	$1,904.7
Accumulated impairment losses	—	—	(451.3)	(90.1)	(541.4)

Total goodwill, net	490.3	569.7	228.0	75.3	$1,363.3

2010 translation adjustments	1.4	—	—	0.2	1.6

Balance at December 31, 2010:
Goodwill	491.7	569.7	679.3	165.6	$1,906.3
Accumulated impairment losses	—	—	(451.3)	(90.1)	(541.4)

Total goodwill, net	$491.7	$569.7	$228.0	$75.5	$1,364.9

We also had indefinite-lived intangible assets, principally tradenames, of $665.9 million as of December 31, 2010, compared to $662.5 million as of December 31, 2009. The increase of $3.4 million was primarily due to changes in foreign currency translation adjustments.

Amortizable identifiable intangible assets, principally tradenames and customer relationships, are subject to amortization over their estimated useful life, 5 to 30 years, based on the assessment of a number of factors that may impact useful life. These factors include historical and tradename performance with respect to consumer name recognition, geographic market presence, market share, plans for ongoing tradename support and promotion, and other relevant factors. The gross carrying value and accumulated amortization of amortizable intangible assets were $325.0 million and $192.1 million, respectively, as of December 31, 2010, compared to $323.2 million and $175.1 million, respectively, as of December 31, 2009. The gross carrying value increase of $1.8 million was primarily due to changes in foreign currency translation adjustments.

The gross carrying value and accumulated amortization by class of intangible assets as of December 31, 2010 and 2009 were as follows:

	As of December 31, 2010				As of December 31, 2009
(In millions)	Gross Carrying Amounts	Accumulated Amortization		Net Book Value	Gross Carrying Amounts	Accumulated Amortization		Net Book Value
Indefinite-lived intangible assets—tradenames	$707.9	$(42.0	)(a)	$665.9	$704.5	$(42.0	)(a)	$662.5
Amortizable intangible assets
Tradenames	17.3	(7.0)		10.3	16.9	(6.2)		10.7
Customer and contractual relationships	267.2	(152.0)		115.2	265.8	(137.9)		127.9
Patents/proprietary technology	40.5	(33.1)		7.4	40.5	(31.0)		9.5

Total	325.0	(192.1)		132.9	323.2	(175.1)		148.1

Total identifiable intangibles	$1,032.9	$(234.1)		$798.8	$1,027.7	$(217.1)		$810.6

(a)	Accumulated amortization prior to the adoption of revised authoritative guidance on goodwill and other intangibles assets (ASC 350).

The Company expects to record intangible amortization of $14 million in 2011, trending down to $10 million by 2015.

6. Asset Impairment Charges

No goodwill or indefinite-lived tradename impairment charges were recorded in 2010 or 2009. Based on our current projections of future cash flows for each of our reporting units, we believe there are no reporting units for which a decline in fair value of 10% could trigger an impairment of goodwill or indefinite-lived intangible assets. Our cash flow projections are significantly influenced by our projection for the recovery of the U.S. home products markets in the next 3 to 5 years. Our projection for the U.S. home products markets is inherently subject to a number of uncertain factors, such as employment, home prices, credit availability, and the rate of home foreclosures. Significant changes in these factors could cause us to change our cash flow projections in future periods which could trigger impairment of goodwill or indefinite lived intangible assets in the period in which such changes occur.

The Company cannot predict the occurrence of certain events that might adversely affect the carrying value of goodwill and other intangible assets. Such events may include, but are not limited to, the impact of the economic environment; a material negative change in relationships with significant customers; or strategic decisions made in response to economic and competitive conditions.

2008 Impairment Charges

In 2008, we recorded impairment charges of $848.4 million. Asset impairment charges for the twelve months ended December 31, 2008 were as follows:

(In millions)	Goodwill	Indefinite- lived Tradenames	Amortizable Intangible Assets	Property and Plants	Total
Advanced Material Windows & Door Systems	$451.3	$123.2	$162.2	$20.6	$757.3
Security & Storage	90.1	—	—	—	90.1
Other	—	—	—	1.0	1.0

Total	$541.4	$123.2	$162.2	$21.6	$848.4

Goodwill impairment charges in the Advanced Material Windows & Door Systems segment predominantly related to our entry doors ($399.5 million) and windows ($48.8 million) reporting units, our two most recent business acquisitions.

In the second quarter of 2008, primarily due to the impact of a worse than anticipated decline in the U.S. home products market on financial results, we concluded it was necessary, in accordance with authoritative guidance on goodwill and other intangible assets (ASC 350), to conduct an interim goodwill impairment test. As a result of this test, we recorded goodwill impairment charges totaling $288.9 million in the Advanced Material Windows & Door Systems segment.

In the fourth quarter of 2008, we conducted our regular annual goodwill impairment test as of December 31, 2008, and recorded additional goodwill impairment charges totaling $252.5 million, including an additional $162.4 million in the Advanced Material Windows & Door Systems segment and $90.1 million in the Security & Storage segment. In the Advanced Material Windows & Door Systems segment, the fourth quarter charges were primarily the result of the expectation for a slower than previously expected recovery in the U.S. home products market, the effect of the recession on the market, and our forecasts of the sales, operating income and cash flows of each reporting unit that were finalized through the course of our annual planning process. In the Security & Storage segment, the goodwill impairment charges were due to a contracting market for tool storage products as a result of the U.S. recession which created a significant uncertainty with regard to future market conditions for these products.

We forecast the U.S. home products market in two components: the new home construction component and the repair/remodel component. The impairments at Advanced Material Windows & Door Systems occurred because its reporting units are most significantly impacted by new home construction and are the most recently acquired (and therefore have newer historical carrying values). Our reporting units are our operating segments or components one level below the operating segment that generally correspond to our major product lines and related brands. For each reporting unit, the goodwill impairment charges are measured as the excess of the carrying value of the goodwill over its implied fair value. The implied fair value of goodwill is estimated based on a hypothetical allocation of each reporting unit’s fair value to all of its underlying assets and liabilities in accordance with the requirements of authoritative guidance on goodwill and other intangibles assets (ASC 350). Consistent with historical practice, we estimate the fair value of a reporting unit based on a projection of future cash flows discounted at a market-participant-derived weighted average cost of capital. The significant estimates and assumptions we use in estimating future cash flows of our reporting units are based upon our view of longer-term broad market trends and company-specific point-in-time factors. To evaluate broad market trends, we review data that includes external long-term forecasts of the U.S. home products markets (both the new construction and repair and remodel portions of the market). We combine this trend data with point-in-time estimates of current realities, including current economic conditions in the U.S., availability of credit, competitor behavior, the mix of product sales, commodity costs, wage rates, the level of manufacturing capacity, and the pricing environment. In addition, our estimates of fair value are impacted by our estimates of the market-participant-derived weighted average cost of capital. The changes to fair value in our reporting units that triggered impairment charges in 2008 were primarily attributable to changes in our assumptions with regard to the decline of U.S. home products market in 2008 and the timing of its recovery over the next three to five years and its impact on future revenues, operating margins and cash flows. We changed our market assumptions based on the deterioration in actual market conditions throughout 2008, which negatively impacted our performance versus our original 2008 plan. Our estimate of discounted future cash flows decreased significantly from year-end 2007 primarily due to a reduction of current year forecasted revenues and cash flows compared to our original plan (which resulted in projecting future revenue and cash flow growth off of a significantly lower base) and the shifting of cash flow growth beyond 2008 into later years. As of December 31, 2008, our cash flow projections assumed declining revenue and cash flows in 2009 and that significant recovery would not occur until after 2010. In addition, the fair value declined due to an increase in our weighted average cost of capital.

Indefinite-lived tradename impairment charges related to the Advanced Material Windows & Door Systems segment. We review indefinite-lived intangible assets for impairment annually, and whenever market or business events indicate there may be a potential impact on that intangible. Impairment losses are recorded to the extent that the carrying value of the indefinite-lived intangible asset exceeds its fair value. We measure fair value using the standard relief-from-royalty approach which estimates the present value of royalty income that could be hypothetically earned by licensing the brand name to a third party over the remaining useful life. As a result of the downward revision in the sales forecasts used for the goodwill impairment testing, the related tradename valuations were tested in both the second and fourth quarter, resulting in impairment charges of both tradenames totaling $31.2 million and $92.0 million in the second and fourth quarters of 2008, respectively.

Authoritative guidance on property, plant and equipment (ASC 360) requires that an impairment loss be recognized on held and used long-lived assets if the carrying amount is not recoverable and exceeds its fair value. In the fourth quarter of 2008, due to the decline in projected cash flows of Advanced Material Windows & Door Systems segment, we concluded it was necessary to test their depreciating and amortizable assets for impairment. As a result, we recorded asset impairment charges of $162.2 million for definite-lived intangible assets (developed technology and customer relationships) and $21.6 million for land and building. As is required by ASC 360, these impairments were quantified and determined prior to performing our goodwill impairment tests. To determine the fair values of definite-lived intangible assets, we applied an income approach using an excess earnings methodology which entails an estimation of the discounted after tax income expected to be derived from the intangible assets (after deductions for contributory assets). This valuation method was consistent with the method used to value these assets at the dates of original acquisition. The underlying cash flow assumptions used to test recoverability of these assets and measure impairment were consistent with the cash flow projections used to evaluate our goodwill and indefinite-lived intangible assets for impairment.

7. External Debt and Financing Arrangements

At December 31, 2010 and 2009, there were $3.0 million and $1.2 million of external short-term borrowings outstanding, respectively, comprised of notes payable to banks that are used for general corporate purposes. At December 31, 2010 and 2009, these amounts pertained to uncommitted bank lines of credit in China and India, which provide for unsecured borrowings for working capital, of up to $15.5 million and $13.5 million, respectively. The weighted-average interest rates on these borrowings were 3.2% and 9.8% in 2010 and 2009, respectively. There was no interest expense under these arrangements in 2008. There were no amounts outstanding under committed bank credit agreements at December 31, 2010 and 2009.

The components of external long-term debt were as follows:

(In millions)	2010	2009
Industrial Revenue Bonds due in 2016	$6.8	$6.8
Industrial Revenue Bonds due in 2021	10.0	10.0
Industrial Revenue Bonds due in 2019 repaid in 2010	—	7.1

Total external long-term debt	$16.8	$23.9

The interest rates on the long-term debt are based on a floating rate. In our debt agreements, there are normal and customary events of default which would permit the lenders of any debt agreement to accelerate the debt if not cured within applicable grace periods, such as failure to pay principal or interest when due or a change in control of the Company. There were no events of default as of December 31, 2010.

8. Financial Instruments

On January 1, 2009, we adopted the amendment on existing authoritative guidance on disclosures about derivatives and hedging (ASC 815). This guidance established the disclosure requirements for derivative financial instruments and for hedging activities in order to provide users of financial statements with an enhanced understanding of (a) how and why derivatives are used, (b) how derivative financial instruments and related hedged items are accounted for and (c) how they affect financial position, financial performance and cash flows.

We do not enter into financial instruments for trading or speculative purposes. Financial instruments are principally used to reduce the impact of changes in foreign currency exchange rates and commodities used as raw materials in our products. The principal derivative financial instruments we enter into on a routine basis are foreign exchange contracts. In addition, from time to time, we enter into commodity swaps. Derivative financial instruments are recorded at fair value.

Raw materials used by the Company are subject to price volatility caused by weather, supply conditions, geopolitical and economic variables, and other unpredictable external factors. From time-to-time, we enter into commodity swaps to manage the price risk associated with forecasted purchase of materials used in our operations. We account for these commodity derivatives as economic hedges or cash flow hedges. Changes in the fair value of economic hedges are recorded directly into current period earnings. There were no material commodity swap contracts outstanding as of December 31, 2010.

We enter into foreign exchange contracts primarily to hedge forecasted sales and purchases denominated in select foreign currencies, thereby limiting currency risk that would otherwise result from changes in exchange rates. The periods of the foreign exchange contracts correspond to the periods of the forecasted transactions, which generally do not exceed 12 to 15 months subsequent to the latest balance sheet date. For derivative instruments that are designated as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item are recognized on the same line of the income statement. Any ineffectiveness was immaterial. The effective portions of cash flow hedges are reported in other comprehensive income (OCI) and are recognized in the statement of income when the hedged item affects earnings. The ineffective portion of all hedges is recognized in current period earnings. In addition, changes in the fair value of all economic hedge transactions are immediately recognized in current period earnings. Our primary foreign currency hedge contracts pertain to the Canadian dollar, the Chinese yuan and the Mexican peso. The gross U.S. dollar equivalent notional amount of all foreign currency derivative hedges outstanding at December 31, 2010 was $146.4 million, representing a net settlement receivable of $0.2 million.

The counterparties to derivative contracts are major financial institutions. We are subject to credit risk on these contracts equal to the fair value of these instruments. Management currently believes that the risk of incurring losses is unlikely and that the losses, if any, would be immaterial to the Company.

The fair values of foreign exchange derivative instruments on the consolidated balance sheet as of December 31, 2010 and 2009 were:

		Fair Value
(In millions)		2010	2009
Assets:
Foreign exchange contracts	Other current assets	$1.2	$1.0
Commodity contracts	Other current assets	2.0	1.0
	Other assets	—	0.1
	Total assets	$3.2	$2.1
Liabilities:
Foreign exchange contracts	Other current liabilities	$1.0	$2.9

The effect of derivative financial instruments on the statement of income and other comprehensive income (OCI) for the twelve months ended December 31, 2010 and 2009 was:

(In millions)			Gain (Loss)
			Recognized in Income
	Recognized in OCI (Effective Portion)		Location of Gain (Loss) Recognized in Income
Type of hedge	2010	2009		2010	2009
Cash flow	$2.1	$4.3
			Net sales	$(0.5)	$(0.5)
			Cost of products sold	1.8	4.3
			SG&A(a)	—	0.1
Fair value	—	—	Other income, net	0.3	0.6

Total	$2.1	$4.3		$1.6	$4.5

(a)	Selling, general and administrative expenses

In the twelve months ended December 31, 2010, 2009 and 2008, the ineffective portion of cash flow hedges recognized in other (income) expense, net, was immaterial.

9. Fair Value Measurements

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009 were as follows:

(In millions)	Fair Value
	2010	2009
Derivative asset financial instruments (level 2)	$3.2	$2.1
Deferred compensation program assets (level 1)	5.1	5.4

Total assets	$8.3	$7.5
Derivative liability financial instruments (level 2)	$1.0	$2.9

Derivatives are either foreign exchange contracts recorded at fair value to hedge currency fluctuations for transactions denominated in foreign currency, interest rate swaps or commodity swaps of forecasted commodity purchases.

Authoritative guidance on fair value measurement (ASC 820), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels. Level 1 inputs, the highest priority, are quoted prices in active markets for identical assets or liabilities. Level 2 inputs reflect other than quoted prices included in Level 1 that are either observable directly or through corroboration with observable market data. Level 3 inputs are unobservable inputs, due to little or no market activity for the asset or liability, such as internally-developed valuation models. We do not have any assets or liabilities measured at fair value that are Level 3.

Since the interest rate on the Company’s long-term debt is variable, the aggregate carrying value at December 31, 2010 and 2009 of $16.8 million and $23.9 million, respectively, approximates the fair value.

10. Stock-Based Compensation

Home & Security employees have historically participated in equity plans of Fortune Brands. Fortune Brands uses stock options, performance awards and restricted stock units (RSUs) to compensate key employees. Fortune Brands has awards outstanding under three Long-Term Incentive Plans for employees as of December 31, 2010. Grants under the 2007 Long-Term Incentive Plan could be made for up to 13 million shares until April 26, 2011 at which time the 2007 Long-Term Incentive Plan was replaced by the Fortune Brands, Inc. 2011 Long-Term

Incentive Plan. No new stock-based awards can be made under the 1999 and 2003 Long-Term Incentive Plans or the 1997 and 2002 Non-Employee Director Stock Option Plans, but there are existing awards under those plans that continue to be exercisable.

Stock options had exercise prices equal to the fair value of a share of Fortune Brands’ common stock on the date of grant. Options generally may not be exercised prior to one year after the date of grant. Options awarded prior to September 2005 generally expire ten years after the date of grant while options awarded after September 2005 through December 31, 2010 expire seven years after the date of grant. Options issued generally vest one-third each year over a three-year period beginning on the first anniversary of the date of grant.

The fair value of each option award was estimated on the date of grant using the Black-Scholes option-pricing model based on Fortune Brands weighted-average assumptions shown in the following table:

	2010	2009	2008
Current expected dividend yield	2.1%	2.1%	3.1%
Expected volatility	34.1%	33.3%	21.8%
Risk-free interest rate	2.2%	2.1%	2.9%
Expected term	4.5 years	4.5 years	4.5 years

The determination of expected volatility is based on historical volatility of Fortune Brands stock over the period commensurate with the expected term of stock options, as well as other relevant factors. The risk-free interest rate is based on U.S. government issues with a remaining term equal to the expected life of the stock options. The weighted average expected term was determined based on Fortune Brands historical employee exercise behavior and the contractual term of the options. The weighted-average grant date fair value of stock options granted during the twelve months ended December 31, 2010, 2009 and 2008 was $11.28, $10.81 and $8.94, respectively.

In the twelve months ended December 31, 2010, we recognized pre-tax stock-based compensation expense for stock options in income from continuing operations of $11.8 million ($7.9 million after tax). In the twelve months ended December 31 2009, we recognized pre-tax stock-based compensation expense for stock options in income from continuing operations of $7.9 million ($6.1 million after tax). In the twelve months ended December 31, 2008, we recognized pre-tax stock-based compensation expense for stock options in income from continuing operations of $7.7 million ($6.1 million after tax). Of the total pre-tax stock-based compensation expense, the amounts included in selling, general and administrative expenses in the consolidated statement of income were $9.9 million, $5.9 million and $6.3 million, in 2010, 2009 and 2008, respectively. The balance was included in cost of products sold. Compensation costs that were capitalized in cost of products sold were not material.

The following table summarizes stock options outstanding for the year ended December 31, 2010:

	Options	Weighted-Average Exercise Price
Outstanding at December 31, 2009	4,859,361	62.44
Granted	974,600	43.67
Exercised	(260,433)	42.95
Forfeited	(360,846)	64.70
Outstanding at December 31, 2010(a)	5,212,682	$59.75

(a)	At December 31, 2010, the weighted-average remaining contractual life of options outstanding was 4.2 years and the aggregate intrinsic value of options outstanding was $37.5 million.

Options outstanding and exercisable at December 31, 2010 were as follows:

	Options Outstanding			Options Exercisable(a)
Range Of Exercise Prices	Options Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Options Exercisable	Weighted-Average Exercise Price
$30.21 to $46.23	1,811,219	5.7	$42.98	302,482	$40.93
46.78 to 57.01	1,310,657	4.1	55.52	1,010,184	55.08
67.93 to 82.16	2,090,806	3.0	76.92	2,090,806	76.92
	5,212,682	4.2	$59.75	3,403,472	$67.24

(a)	At December 31, 2010, the weighted average remaining contractual life of options exercisable was 3.4 years and the aggregate intrinsic value of options exercisable was $11.1 million.

Options outstanding and exercisable at December 31, 2010, 2009 and 2008 were as follows:

	Options Outstanding			Options Exercisable
	Options Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Options Exercisable	Weighted-Average Exercise Price
December 31, 2010	5,212,682	4.2	$59.75	3,403,472	$67.24
December 31, 2009	4,853,885	4.8	62.46	2,992,917	68.66
December 31, 2008	3,922,694	5.3	67.15	2,304,546	68.34

The remaining unrecognized compensation cost related to unvested awards at December 31, 2010 was approximately $12.4 million, and the weighted-average period of time over which this cost will be recognized is 1.8 years. The fair value of options that vested during the twelve months ended December 31, 2010, 2009 and 2008 was $9.0 million, $8.7 million and $8.6 million, respectively. The intrinsic value of stock options exercised in the twelve months ended December 31, 2010, 2009 and 2008 was $3.7 million, $0.3 million and $0.8 million respectively. The source of shares issued was treasury stock.

Performance awards outstanding at December 31, 2010 and 2009 were 96,000 and 91,200, respectively. During 2010, 22,650 awards were granted and 17,850 were cancelled. No awards were issued in 2010. No awards were vested at December 31, 2010.

The pre-tax compensation cost for performance awards recorded in the twelve months ended December 31, 2010 was $0.9 million ($0.6 million after tax). The pre-tax compensation cost for performance awards recorded in the twelve months ended December 31, 2009 was $1.1 million ($0.7 million after tax). A nominal benefit to pre-tax compensation cost for performance awards was recorded in the twelve months ended December 31, 2008 as a result of reductions related to lower expected incentive program payouts. The remaining unrecognized pre-tax compensation costs related to unvested awards at December 31, 2010 was approximately $0.7 million, and the weighted-average period of time over which this cost will be recognized is 1.7 years.

RSUs have been granted to certain officers of the Company and represent the right to receive unrestricted shares of stock based on service. Compensation cost is amortized into expense over the service period. The fair value of each RSU granted is equal to the share price at the date of grant.

RSUs outstanding at December 31, 2010 and 2009 were 35,800 and 28,400, respectively. During 2010, 12,800 RSUs were granted. The pre-tax compensation cost for RSUs recorded in, 2010 and 2009 were $0.3 million ($0.2 million after tax) and $0.5 million ($0.3 million after tax), respectively. No compensation cost was recorded in 2008. No RSU’s were vested at December 31, 2010. The remaining unrecognized pre-tax compensation cost related to RSUs at December 31, 2010 was approximately $0.5 million, and the weighted-average period of time over which this cost will be recognized is 1.7 years. In 2010, we issued 5,400 shares of common stock from treasury shares to settle RSUs. No shares were issued for RSUs in 2009 or 2008.

11. Pension and Other Retiree Benefits

We have a number of pension plans in the United States, covering many of the Company’s employees. The plans provide for payment of retirement benefits, mainly commencing between the ages of 55 and 65, and also for payment of certain disability and severance benefits. After meeting certain qualifications, an employee acquires a vested right to future benefits. The benefits payable under the plans are generally determined on the basis of an employee’s length of service and/or earnings. Employer contributions to the plans are made, as necessary, to ensure legal funding requirements are satisfied. In addition, from time to time, we may make contributions in excess of the legal funding requirements.

The Company provides postretirement health care and life insurance benefits to certain retirees. Many employees and retirees outside the United States are covered by government health care programs.

(In millions)	Pension Benefits		Postretirement Benefits
Obligations and Funded Status at December 31	2010	2009	2010	2009
Change in the Projected Benefit Obligation (PBO):
Projected benefit obligation at beginning of year	$527.3	$480.8	$91.7	$98.6
Service cost	12.7	11.7	0.5	0.6
Interest cost	30.6	30.5	4.7	5.4
Actuarial loss (gain)	15.4	31.0	—	(5.4)
Participants’ contributions	—	—	0.6	0.7
Benefits paid	(28.7)	(27.8)	(7.8)	(8.4)
Plan curtailment loss	—	1.1	—	—
Medicare Part D reimbursement	—	—	0.7	0.2

Projected benefit obligation at end of year	$557.3	$527.3	$90.4	$91.7
Accumulated benefit obligation at end of year (excludes the impact of future compensation increases)	$523.0	$495.2
Change in Plan Assets:
Fair value of plan assets at beginning of year	$411.3	$372.3	$—	$—
Actual return on plan assets	60.1	63.3	—	—
Employer contributions	61.2	3.5	6.5	7.5
Participants’ contributions	—	—	0.6	0.7
Medicare Part D reimbursement	—	—	0.7	0.2
Benefits paid	(28.7)	(27.8)	(7.8)	(8.4)

Fair value of plan assets at end of year	$503.9	$411.3	$—	$—

Funded Status (Fair value of plan assets less PBO)	$(53.4)	$(116.0)	$(90.4)	$(91.7)

Amounts recognized in the balance sheet consist of:

	Pension Benefits		Postretirement Benefits
(In millions)	2010	2009	2010	2009
Current benefit payment liability	$(0.7)	$(0.9)	$(7.1)	$(7.3)
Accrued benefit liability	(52.7)	(115.1)	(83.3)	(84.4)

Net amount recognized (pre-tax)	$(53.4)	$(116.0)	$(90.4)	$(91.7)

The amounts in accumulated other comprehensive income on the balance sheet that have not yet been recognized as components of net periodic benefit cost were as follows:

(In millions)	Pension Benefits	Postretirement Benefits
Accumulated Other Comprehensive Loss:
Net actuarial loss at December 31, 2008	$230.6	$3.9
Amortization	(7.3)	0.3
Current year actuarial loss (gain)	8.4	(5.4)
Net actuarial gain due to curtailments/settlements	(3.2)	—

Net actuarial loss (gain) at December 31, 2009	228.5	(1.2)
Amortization	(12.7)	0.2
Current year actuarial gain	(2.6)	—
Net actuarial gain due to settlements	(1.3)	—

Net actuarial loss (gain) at December 31, 2010	$211.9	$(1.0)

Net prior service cost at December 31, 2008	$3.7	$2.0
Amortization	(0.5)	(0.3)
Prior service cost recognition due to curtailments	(0.2)	—

Net prior service cost at December 31, 2009	3.0	1.7
Amortization	(0.5)	(0.3)

Net prior service cost at December 31, 2010	$2.5	$1.4

Total at December 31, 2010	$214.4	$0.4

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost over the next fiscal year are shown below.

(In millions)	Pension Benefits	Postretirement Benefits
Amortization of:
Net actuarial loss	$14.8	$0.4
Net prior service cost	0.3	0.3

Expense	$15.1	$0.7

The pension benefit obligation, accumulated benefit obligation and fair value of plans assets for pension plans with accumulated benefit obligations in excess of plan assets (underfunded ABO) are shown below.

Information for Pension Plans with an Accumulated Benefit Obligation in Excess of Plan Assets (In millions)	2010	2009
Projected benefit obligation	$557.3	$527.3
Accumulated benefit obligation	523.0	495.2
Fair value of plan assets	503.9	411.3

Components of net periodic benefit cost were as follows:

Components of Net Periodic Benefit Cost	Pension Benefits			Postretirement Benefits
(In millions)	2010	2009	2008	2010	2009	2008
Service cost	$12.7	$11.7	$13.0	$0.5	$0.6	$1.0
Interest cost	30.6	30.5	27.9	4.7	5.4	6.3
Expected return on plan assets	(42.1)	(39.4)	(36.3)	—	—	—
Amortization of net loss (gain)	12.7	7.3	4.1	(0.2)	(0.3)	0.2
Amortization of prior service cost	0.5	0.5	0.7	0.3	0.3	0.3
Curtailment and settlement loss (gain)	1.3	3.2	1.8	—	—	(2.6)

Net periodic benefit cost	$15.7	$13.8	$11.2	$5.3	$6.0	$5.2

Assumptions	Pension Benefits			Postretirement Benefits
	2010	2009	2008	2010	2009	2008
Weighted-Average Assumptions Used To Determine Benefit Obligations at December 31:
Discount rate	5.8%	6.0%		5.3%	5.8%
Rate of compensation increase	4.0%	4.0%		—	—
Weighted-Average Assumptions Used To Determine Net Cost for Years Ended December 31:
Discount rate	6.0%	6.5%	6.5%	5.8%	6.5%	6.5%
Expected long-term rate of return on plan assets	8.5%	8.4%	8.4%	—	—	—
Rate of compensation increase	4.0%	4.0%	4.0%	—	—	—

	Postretirement Benefits
	2010	2009
	Medical and Prescription Drug	Medical and Prescription Drug
Assumed Health Care Cost Trend Rates Used To Determine Benefit Obligations and Net Cost at December 31:
Health care cost trend rate assumed for next year	7.50%	7.50%
Rate that the cost trend rate is assumed to decline (the ultimate trend rate)	5%	5%
Year that the rate reaches the ultimate trend rate	2016	2015

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In millions)	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	$0.5	$(0.4)
Effect on postretirement benefit obligation	8.4	(7.2)

Plan Assets

Pension assets by major category of plan assets and the type of fair value measurement as of December 31, 2010 were as follows:

(In millions)	Total as of balance sheet date	Level 1—Quoted prices in active markets for identical assets	Level 2—Significant other observable inputs	Level 3—Significant unobservable inputs
Cash and cash equivalents	$2.4	$—	$2.4	$—
Equities:
Fortune Brands stock	51.2	51.2	—	—
U.S.	143.1	143.1	—	—
International	41.5	41.5	—	—
Fixed income	62.3	—	62.3	—
Group annuity/insurance contracts	14.3	—	—	14.3
Commingled funds:
Equity	76.7	—	76.7	—
Fixed income	81.9	—	81.9	—
Multi-strategy hedge funds	14.8	—	—	14.8
Real estate	15.7	—	—	15.7

Total	$503.9	$235.8	$223.3	$44.8

A reconciliation of Level 3 measurements for 2010 was as follows:

		Commingled Funds
(In millions)	Group annuity/insurance contracts	Multi-strategy hedge funds	Real estate	Total
Beginning balance	$14.6	$12.9	$8.2	$35.7
Actual return on assets related to assets still held	(0.3)	1.9	2.0	3.6
Purchases, sales and settlements	—	—	5.5	5.5

Ending balance	$14.3	$14.8	$15.7	$44.8

Pension assets by major category of plan assets and the type of fair value measurement as of December 31, 2009 were as follows:

(In millions)	Total as of balance sheet date	Level 1—Quoted prices in active markets for identical assets	Level 2—Significant other observable inputs	Level 3—Significant unobservable inputs
Cash and cash equivalents	$4.5	$—	$4.5	$—
Equities:
U.S.	129.3	129.3	—	—
International	36.9	36.9	—	—
Fixed Income	36.0	—	36.0	—
Group annuity/insurance contracts	14.6	—	—	14.6
Commingled Funds:
Equity	72.5	—	72.5	—
Fixed income	96.4	—	96.4	—
Multi-strategy hedge funds	12.9	—	—	12.9
Real estate	8.2	—	—	8.2

Total	$411.3	$166.2	$209.4	$35.7

A reconciliation of Level 3 measurements for 2009 was as follows:

(In millions)	Group annuity/insurance contracts	Multi-strategy fund-of-hedge funds	Real estate	Total
Beginning balance	$14.2	$11.2	$11.1	$36.5
Actual return on assets related to assets still held	0.4	1.7	(2.9)	(0.8)
Ending balance	$14.6	$12.9	$8.2	$35.7

Our defined benefit trusts own a variety of assets including equity, fixed income and real estate securities as well as group annuity/insurance contracts and fund-of-hedge funds. Equity securities are traded on national stock exchanges and are valued at daily closing prices. Fixed income securities are valued at daily closing prices or institutional mid-evaluation prices provided by independent industry-recognized pricing sources. Real estate securities are valued based on recent market appraisals of underlying property as well as valuation methodologies to determine the most probable cash price in a competitive market. Valuations of group annuity/insurance contracts and fund-of-hedge funds are based on daily closing prices of underlying securities or institutional evaluation prices consistent with industry practices.

Our investment strategy is to optimize investment returns through a diversified portfolio of investments, taking into consideration underlying plan liabilities and asset volatility. Master trusts were established to hold the assets of our domestic defined benefit plans. The U.S. defined benefit asset allocation policy of these trusts allows for an equity allocation of 45% to 75%, a fixed income allocation of 25% to 50%, a cash allocation of up to 25% and other investments up to 20%. Asset allocations are based on the underlying liability structure and local regulations. All retirement asset allocations are reviewed periodically to ensure the allocation meets the needs of the liability structure.

Our expected 8.5% blended long-term rate of return on plan assets is determined based on long-term historical performance of plan assets, current asset allocation and projected long-term rates of return from pension investment consultants.

Defined Contribution Plan Contributions

We sponsor a number of defined contribution plans. Contributions are determined under various formulas. Cash contributions related to these plans amounted to $14.8 million, $13.0 million and $13.0 million in 2010, 2009 and 2008, respectively.

Estimated Future Retirement Benefit Payments

The following retirement benefit payments, which reflect expected future service, are expected to be paid:

		Postretirement Benefits
(In millions)	Pension Benefits	Before Medicare Subsidy	Medicare Subsidy
2011	$25.9	$7.7	$0.7
2012	27.5	7.7	0.7
2013	29.2	7.1	—
2014	30.4	7.1	—
2015	32.5	7.0	—
Years 2016-2020	192.7	34.5	—

Estimated future retirement benefit payments above are estimates and could change significantly based on differences between actuarial assumptions and actual events and decisions related to lump sum distribution options that are available to participants in certain plans.

12. Income Taxes

The components of income (loss) from continuing operations before income taxes and noncontrolling interests were as follows:

(In millions)	2010	2009	2008
Domestic operations	$32.6	$(73.5)	$(732.6)
Foreign operations	39.9	38.7	14.9
Income (loss) from continuing operations before income taxes and noncontrolling interests	$72.5	$(34.8)	$(717.7)

A reconciliation of income taxes at the 35% federal statutory income tax rate to income taxes from continuing operations were as follows:

(In millions)	2010	2009	2008
Income tax expense (benefit) computed at federal statutory income tax rate	$25.4	$(12.2)	$(251.2)
Other income taxes, net of federal tax benefit	(2.5)	(2.3)	(8.2)
Foreign taxes at a different rate than U.S. federal statutory income tax rate	(2.3)	(4.7)	(2.6)
Tax effect on foreign dividends	—	22.1	—
Goodwill impairment not deductible for tax purposes	—	—	191.5
Tax benefit on income attributable to domestic production activities	1.2	(0.5)	(1.2)
Net adjustments for uncertain tax positions	(8.0)	7.2	1.0
Net effect of change in deferred taxes	(1.2)	0.6	2.0
Miscellaneous other, net	1.5	(3.9)	(7.8)

Income taxes as reported	$14.1	$6.3	$(76.5)

Effective income tax rate	19.4%	(18.1)%	10.7%

The effective tax rate in 2010 was favorably impacted by a $10.8 million tax benefit related to the final settlement of U.S. federal income tax audits covering the 2004 to 2007 years and was unfavorably impacted by a higher proportion of domestic income in 2010, which is taxed at a higher rate relative to foreign income. Our effective income tax rate in 2009 was unfavorably impacted by income tax expense on foreign dividends and favorably impacted by tax benefits from restructuring and other charges relative to the lower taxed income before these charges.

A reconciliation of the beginning and ending amount of UTBs is as follows:

(In millions)	2010	2009	2008
Unrecognized tax benefits—beginning of year	$56.3	$43.9	$42.0
Gross additions—current year tax positions	2.8	3.4	2.3
Gross additions—purchase accounting, prior year tax positions	—	—	(0.4)
Gross additions—prior year tax positions	1.5	12.3	9.7
Gross reductions—prior year tax positions	(1.0)	(2.9)	(6.8)
Gross reductions—settlements with taxing authorities	(19.9)	(0.6)	(1.1)
Impact of change in foreign exchange rates	1.2	0.9	(1.1)
Impact due to expiration of statutes of limitations	(2.1)	(0.7)	(0.7)

Unrecognized tax benefits—end of year	$38.8	$56.3	$43.9

The amount of UTBs that, if recognized as of December 31, 2010, would affect the Company’s effective tax rate was $38.8 million.

It is reasonably possible that, within the next twelve months, total UTBs may decrease in the range of $5 million to $10 million primarily as a result of the conclusion of U.S. federal, state and foreign income tax proceedings.

We classify interest and penalty accruals related to UTBs as income tax expense. In 2010 we recognized an interest and penalty benefit of approximately $0.8 million, primarily driven by audit resolutions. In 2009 and 2008, we recognized $3.0 million, and $0.6 million in interest and penalty expense, respectively. At December 31, 2010 and 2009, we had accruals for the payment of interest and penalties of $13.3 million and $15.5 million, respectively.

We file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. The U.S. Internal Revenue Service (IRS) is currently examining the Company’s 2008 and 2009 federal income tax returns; however the Company is technically subject to IRS examination for the years 2006 through 2009 due to unexpired statute of limitations periods. We have tax years that remain open and subject to examination by tax authorities in Canada for years after 2003.

Income taxes were as follows:

(In millions)	2010	2009	2008
Current
Federal	$(36.5)	$15.8	$13.2
Foreign	25.5	23.0	11.5
State and other	(0.9)	(5.3)	6.3
Deferred
Federal, state and other	29.6	(26.2)	(104.4)
Foreign	3.6	(1.0)	(3.1)

Total income tax provision (benefit)	$14.1	$6.3	$(76.5)

The components of net deferred tax assets (liabilities) were as follows:

(In millions)	2010	2009
Deferred Tax Assets
Compensation and benefits	$19.9	$15.8
Pension and other retiree benefits	55.1	75.9
Inventories	5.1	8.4
Accounts receivable	6.5	8.7
State income taxes	3.9	3.4
Other liabilities	29.4	52.3
Miscellaneous	16.2	13.6
Net operating loss and other tax carryforwards	55.9	39.4
Valuation allowance	(37.8)	(32.6)

Total deferred tax assets	154.2	184.9
Deferred Tax Liabilities
Inventories	(10.9)	(10.6)
Fixed assets	(56.8)	(57.6)
Identifiable intangible assets	(285.7)	(281.9)
Miscellaneous	(29.7)	(29.9)

Total deferred tax liabilities	(383.1)	(380.0)

Net deferred tax liability	$(228.9)	$(195.1)

In accordance with authoritative guidance on accounting for income taxes, (ASC 740), deferred taxes were classified in the balance sheet as of December 31, 2010 and 2009 as follows:

(In millions)	2010	2009
Other current assets	$38.6	$60.9
Other current liabilities	(1.9)	(0.4)
Other assets	1.8	3.1
Deferred income taxes	(267.4)	(258.7)

Net deferred tax liability	$(228.9)	$(195.1)

As of December 31, 2010 and 2009, the Company had deferred tax assets relating to net operating loss, and other tax carryforwards of $55.9 million and $39.4 million, respectively, of which approximately $9.4 million will expire between 2013 and 2015, and the remainder which will expire in 2016 and thereafter. The Company has provided a valuation allowance to reduce the carrying value of certain of these deferred tax assets, as management has concluded that, based on the available evidence, it is more likely than not that the deferred tax assets will not be fully realized.

We do not provide deferred income taxes on undistributed earnings of foreign subsidiaries that we expect to permanently reinvest. The undistributed earnings of foreign subsidiaries that are considered permanently reinvested were $98.0 million in the aggregate at December 31, 2010. A quantification of the associated deferred tax liability on these undistributed earnings has not been made, as the determination of such liability is not practicable.

13. Restructuring and Other Charges

Pre-tax restructuring and other charges for the twelve months ended December 31, 2010 were:

	Twelve Months Ended December 31, 2010
		Other Charges(a)
(In millions)	Restructuring Charges	Cost of Products Sold	SG&A(b)	Total Charges
Kitchen & Bath Cabinetry	$2.5	$—	$—	$2.5
Advanced Material Windows & Door Systems	2.4	1.0	(0.4)	3.0
Security & Storage	3.1	—	3.9	7.0

Total	$8.0	$1.0	$3.5	$12.5

(a)

“Other charges” represent charges directly related to restructuring initiatives that cannot be reported as restructuring under U.S. GAAP. Such costs may include losses on disposal of inventories, trade receivables allowances from exiting product lines and accelerated depreciation resulting from the closure of facilities.

(b)	Selling, general and administrative expenses

Pretax restructuring and other charges of $12.5 million in 2010, primarily related to product line integration and facility consolidations. These charges consisted of $4.9 million for workforce reductions, $0.5 million of fixed asset write-downs, $3.9 million primarily for accelerated depreciation for facilities that will be closed, and $3.2 million of other costs.

Pre-tax restructuring and other charges for the twelve months ended December 31, 2009 were:

	Twelve Months Ended December 31, 2009
		Other Charges(a)
(In millions)	Restructuring Charges	Cost of Products Sold	SG&A(b)	Total Charges
Kitchen & Bath Cabinetry	$14.5	$12.7	$2.1	$29.3
Plumbing & Accessories	2.7	0.3	—	3.0
Advanced Material Windows & Door Systems	3.9	13.1	1.9	18.9
Security & Storage	0.7	—	0.1	0.8

Total	$21.8	$26.1	$4.1	$52.0

(a)

“Other charges” represent charges directly related to restructuring initiatives that cannot be reported as restructuring under U.S. GAAP. Such costs may include losses on disposal of inventories, trade receivables allowances from exiting product lines and accelerated depreciation resulting from the closure of facilities.

(b)	Selling, general and administrative expenses

Restructuring and other charges of $52.0 million in 2009 were primarily due to supply chain realignment and capacity and cost reduction initiatives, including the announced closure of seven additional U.S. manufacturing facilities, as well as workforce reductions. Restructuring charges of $21.8 million primarily consisted of $11.7 million for workforce reductions, $5.2 million for fixed assets write-downs, and $4.9 million for lease contract termination and other costs. Other charges consisted primarily of accelerated depreciation associated with facilities being closed.

Pre-tax restructuring and other charges for the twelve months ended December 31, 2008 were:

	Twelve Months Ended December 31, 2008
		Other Charges(a)
(In millions)	Restructuring Charges	Cost of Products Sold	SG&A(b)	Total Charges
Kitchen & Bath Cabinetry	$20.5	$3.3	$3.3	$27.1
Plumbing & Accessories	3.6	1.0	—	4.6
Advanced Material Windows & Door Systems	24.0	4.8	(7.2)	21.6
Security & Storage	1.4	—	0.9	2.3

Total	$49.5	$9.1	$(3.0)	$55.6

(a)

“Other charges” represent charges directly related to restructuring initiatives that cannot be reported as restructuring under U.S. GAAP. Such costs may include losses on disposal of inventories, trade receivables allowances from exiting product lines and accelerated depreciation resulting from the closure of facilities.

(b)	Selling, general and administrative expenses

Pre-tax charges of $55.6 million in 2008 were primarily due to efforts to align costs and capacity with marketplace conditions, including the announced closure of six additional U.S. manufacturing facilities, as well as the exit from select low-return product offerings. The 2008 restructuring charges consisted of $25.0 million for workforce reduction costs, $21.4 million for tangible and intangible asset write-downs, and $3.1 million for contract termination costs and other costs. Other cost of products sold charges were inventory write-downs associated with the exited markets and product lines. Other selling, general and administrative charges consisted of retention costs, more than offset by a favorable currency translation adjustment related to the substantial liquidation of a foreign entity ($8.3 million).

Reconciliation of Restructuring Liability

(In millions)	Balance at 12/31/09	2010 Provision	Cash Expenditures(a)	Non-Cash Write-offs(b)	Balance at 12/31/10
Workforce reduction costs	$3.8	$4.9	$(2.7)	$0.1	$6.1
Asset write-downs	—	0.5	1.0	(1.5)	—
Other	0.1	2.6	(2.0)	(0.7)	—

Total	$3.9	$8.0	(3.7)	$(2.1)	$6.1

(a)	Cash expenditures for asset write-downs include proceeds received on asset disposals.
(b)

Non-cash write-offs include long-lived asset impairment charges attributable to restructuring actions, the impact of foreign exchange rate changes, and workforce reduction costs related to non-cash benefit plan curtailments and settlements.

(In millions)	Balance at 12/31/08	2009 Provision	Cash Expenditures(a)	Non-Cash Write-offs(b)	Balance at 12/31/09
Workforce reduction costs	$18.1	$11.7	$(22.7)	$(3.3)	$3.8
Asset write-downs	—	5.2	0.4	(5.6)	—
Contract termination costs	1.2	(0.3)	(0.9)	—	—
Other	0.9	5.2	(5.9)	(0.1)	0.1

Total	$20.2	$21.8	$(29.1)	$(9.0)	$3.9

(a)	Cash expenditures for asset write-downs include proceeds received on asset disposals.
(b)

Non-cash write-offs include long-lived asset impairment charges attributable to restructuring actions, the impact of foreign exchange rate changes and workforce reduction costs that benefited from non-cash benefit plan curtailment gains.

14. Commitments

Purchase Obligations

Purchase obligations by the Company as of December 31, 2010 were:

	Payments Due by Period as of December 31, 2009
(In millions)	Total	2011	2012-2013	2014-2015	After 5 years
Purchase obligations(a)	$156.7	$153.8	$2.6	$0.1	$0.2

(a)	Purchase obligations include contracts for raw materials and finished goods purchases; selling and administrative services and capital expenditures.

Lease Commitments

Future minimum rental payments under non-cancelable operating leases as of December 31, 2010 were as follows:

(In millions)
2011	$26.4
2012	17.9
2013	11.7
2014	4.2
2015	3.6
Remainder	3.8

Total minimum rental payments	$67.6

Total rental expense for all operating leases (reduced by minor amounts from subleases) amounted to $34.2 million, $38.1 million and $40.4 million in 2010, 2009 and 2008, respectively.

15. Information on Business Segments

We report our operating segments based on how operating results are regularly reviewed by our chief operating decision maker for making decisions about resource allocations to segments and assessing performance. The Company’s operating segments and types of products from which each segment derives revenues are described below.

The Kitchen & Bath Cabinetry segment includes custom, semi-custom and stock cabinetry for the kitchen, bath and home under brand names including Aristokraft, Kitchen Craft, HomeCrest, Omega, Schrock, Kitchen Classics, Reflections, Diamond, Decorá and Kemper. In addition, cabinets are distributed under the Martha Stewart Living and Thomasville Cabinetry brand names. Plumbing & Accessories includes faucets, bath furnishings, accessories and kitchen sinks predominantly under the Moen brand. Advanced Material Windows & Door Systems includes residential fiberglass and steel entry door systems under the Therma-Tru brand name, vinyl-framed windows and patio doors under the Simonton brand name, and urethane millwork under the Fypon brand name. Security & Storage includes locks, safety and security devices, tool storage and garage organization products under the Master Lock, Sears Craftsman and Waterloo brand names.

Net sales to two of the Company’s customers, The Home Depot, Inc. and Lowe’s Companies, Inc., each accounted for greater than 10% of the Company’s net sales in 2010, 2009 and 2008. In 2010, net sales to these two customers were $411 million (13% of net sales) and $363 million (11% of net sales), respectively.

The Company’s subsidiaries operate principally in the United States, Canada, Mexico, China and Western Europe.

(In millions)	2010	2009	2008
Net sales:
Kitchen & Bath Cabinetry	$1,188.8	$1,125.7	$1,552.2
Plumbing & Accessories	923.8	835.0	967.2
Advanced Material Windows & Door Systems	600.7	550.8	668.4
Security & Storage	520.2	495.3	571.3

Net sales	$3,233.5	$3,006.8	$3,759.1
Operating income (loss):
Kitchen & Bath Cabinetry	$28.2	$(25.1)	$114.3
Plumbing & Accessories	132.5	114.2	166.0
Advanced Material Windows & Door Systems	17.6	(37.5)	(797.0)
Security & Storage	54.0	40.7	(33.5)
Less: Corporate expenses(a)	(44.5)	(42.9)	(32.4)

Operating income	$187.8	$49.4	$(582.6)
Total assets:
Kitchen & Bath Cabinetry	$1,293.1	$1,275.1	$1,334.9
Plumbing & Accessories	1,064.6	1,048.3	1,051.5
Advanced Material Windows & Door Systems	922.8	935.1	1,003.6
Security & Storage	402.3	398.4	447.4
Corporate(b)	576.6	534.3	436.7

Total assets	$4,259.4	$4,191.2	$4,274.1

(a)

Corporate expenses include allocations of certain Fortune Brands, Inc. general corporate expenses incurred directly by Fortune Brands, Inc. These allocated expenses include costs associated with legal, finance, treasury, accounting, internal audit, and general management services. They also include the components of defined benefit plan expense other than service cost, which totaled expense of $5.8 million, $3.4 million and $2.1 million for the years ended December 31, 2010, 2009 and 2008, respectively. There are no amounts that are the elimination or reversal of transactions between reportable segments.

(b)	Corporate assets consist predominantly of short-term loans to Fortune Brands.

(In millions)	2010	2009	2008
Depreciation expense:
Kitchen & Bath Cabinetry	$34.2	$46.4	$38.2
Plumbing & Accessories	19.5	19.6	22.3
Advanced Material Windows & Door Systems	23.3	34.7	34.7
Security & Storage	18.9	14.3	14.9

Depreciation expense	$95.9	$115.0	$110.1
Amortization of intangible assets:
Kitchen & Bath Cabinetry	$6.8	$7.3	$7.4
Advanced Material Windows & Door Systems	8.4	8.4	25.0
Security & Storage	0.5	0.4	0.5

Amortization of intangible assets	$15.7	$16.1	$32.9
Capital expenditures:
Kitchen & Bath Cabinetry	$25.0	$12.1	$17.5
Plumbing & Accessories	13.7	14.1	14.5
Advanced Material Windows & Door Systems	9.3	8.2	10.7
Security & Storage	10.3	8.9	14.3

Capital expenditures, gross	58.3	43.3	57.0
Less: proceeds from disposition of assets	(2.6)	(11.3)	(14.4)

Capital expenditures, net	$55.7	$32.0	$42.6
Net sales by geographic region(a):
United States	$2,691.6	$2,550.6	$3,236.8
Canada	395.2	328.2	382.8
China and other international	146.7	128.0	139.5

Net sales	$3,233.5	$3,006.8	$3,759.1
Property, plant and equipment, net:
United States	$458.7	$492.7	$575.3
Mexico	46.4	52.3	55.4
Canada	33.6	31.9	31.3
China and other international	11.3	13.3	14.2

Property, plant and equipment, net	$550.0	$590.2	$676.2

(a)	Based on country of destination

16. Earnings Per Share

Earnings per common share for a given year are based on the weighted-average number of common shares outstanding in such year. The number of basic and diluted shares outstanding are the same.

The computations of earnings per common share were as follows:

(In millions, except shares outstanding and per share data)	2010	2009	2008
Net income (loss) attributable to Home & Security	$57.2	$(41.9)	$(641.9)
Weighted average number of common shares outstanding	1,000	1,000	1,000
Basic and diluted earnings (loss) per common share	$57,223	$(41,877)	$(641,931)

17. Unaudited Pro Forma Disclosures

The pending transactions discussed in Note 1, “Background and Basis of Presentation,” will significantly impact the capital structure of the Company. In the first quarter of 2011, Fortune Brands made an equity contribution to the Company totaling $2.7 billion, capitalizing a substantial majority of the loan balances with Fortune Brands. Any intercompany loans with Fortune Brands on the date of the Separation will be capitalized immediately prior to the Separation. In addition, immediately prior to the Separation from Fortune Brands, the Company expects to pay a dividend of $500 million to Fortune Brands. In connection with this dividend, we expect to incur approximately $500 million of debt under bank credit agreements. The impact of these transactions on the Company’s capital structure has been included in the pro forma balance sheet as of December 31, 2010. The capitalization of the Company, particularly as it relates to the total debt, may be impacted by whether the Fortune Brands’ Golf business is spun-off, is sold or continues as a subsidiary of Fortune Brands.

Prior to the effective date of the registration statement on Form 10 of which this Information Statement is a part, Fortune Brands Home & Security LLC will be converted from a Delaware limited liability company to a Delaware corporation and will change its name to Fortune Brands Home & Security, Inc. The impact of this transaction on the Company’s capital structure has been included in the pro forma balance sheet as of December 31, 2010. In addition, 60,000,000 shares of Home & Security preferred stock will be authorized but not issued.

Further, upon the Separation of the Company from Fortune Brands, the total shares outstanding of the Company will increase significantly—for every one share of outstanding Fortune Brands stock, one share of Home & Security stock will be issued to stockholders of Fortune Brands.

Pro forma earnings per share as of December 31, 2010 for Home & Security are as follows:

(In millions, except per share data)	2010
Net income attributable to Home & Security(a)	$57.2
Pro forma common shares outstanding(b)
Basic	155.3
Diluted	155.5
Pro forma earnings per share(a)
Basic	$0.37
Diluted	$0.37

(a)

Neither net income attributable to Home & Security nor pro forma earnings per share reflect the impact of $500 million of debt and related interest expense that we expect to incur in connection with our payment of a $500 million dividend to Fortune Brands.

(b)

Pro forma common shares outstanding was calculated by taking total Fortune Brands basic shares outstanding as of December 31, 2010 because Home & Security shares will be issued on a one-for-one basis, increased by the number of Fortune Brands dilutive options outstanding.

18. Other (Income) Expense, net

The components of other (income) expense, net, for the years ended December 31, 2010, 2009 and 2008 were as follows:

(In millions)	2010	2009	2008
Foreign currency transaction (gains) losses	$(0.5)	$(1.2)	$7.3
Other items, net	(0.5)	0.2	0.2

Total other (income) expense, net	$(1.0)	$(1.0)	$7.5

19. Accumulated Other Comprehensive Loss

Total accumulated other comprehensive loss consists of net income (loss) and other changes in business equity from transactions and other events from sources other than shareholders. It includes currency translation gains and losses, unrealized gains and losses from derivative instruments designated as cash flow hedges, and pension and postretirement adjustments. The components of and changes in accumulated other comprehensive loss were as follows:

(In millions)	Foreign Currency Adjustments	Pension and Postretirement Adjustment	Derivative Hedging Gain (Loss)	Accumulated Other Comprehensive Income/(Loss)
Balance at December 31, 2007	$28.9	$(53.9)	$(0.4)	$(25.4)
Changes during year	(8.6)	(92.9)	4.7	(96.8)

Balance at December 31, 2008	20.3	(146.8)	4.3	(122.2)
Changes during year	31.2	4.5	(3.6)	32.1

Balance at December 31, 2009	51.5	(142.3)	0.7	(90.1)
Changes during year	5.4	7.9	0.5	13.8

Balance at December 31, 2010	$56.9	$(134.4)	$1.2	$(76.3)

20. Contingencies

Litigation

We are defendants in lawsuits associated with the normal conduct of our businesses and operations. It is not possible to predict the outcome of the pending actions, and, as with any litigation, it is possible that some of these actions could be decided unfavorably. We believe that there are meritorious defenses to these actions and that these actions will not have a material adverse effect upon our results of operations, cash flows or financial condition, and, where appropriate, these actions are being vigorously contested.

Environmental

Compliance with federal, state and local laws regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, did not have a material effect on capital expenditures, earnings or the competitive position of Home & Security.

21. Subsequent Events

In the first quarter of 2011, Fortune Brands, Inc. made a $2.7 billion equity contribution to the Company, capitalizing a substantial majority of the loan balances with Fortune Brands. Any loan balances on the date of the Separation will also be capitalized. The Company evaluated transactions that occurred before May 6, 2011, the date of issuance of these financial statements, for consideration as subsequent events.

Schedule II Valuation and Qualifying Accounts

For the years ended December 31, 2010, 2009 and 2008

(In millions)	Balance at Beginning of Period	Charged to Expense	Write-offs and Deductions(a)	Balance at End of Period
2010:
Allowance for cash discounts, returns and sales allowances	$26.7	$124.3	$113.7	$37.3
Allowance for doubtful accounts	17.5	4.2	7.0	14.7
Allowance for deferred tax assets	32.6	5.8	0.5	37.8

2009:
Allowance for cash discounts, returns and sales allowances	$21.7	$141.2	$136.3	$26.7
Allowance for doubtful accounts	12.9	15.5	10.9	17.5
Allowance for deferred tax assets	38.6	—	6.0	32.6

2008:
Allowance for cash discounts, returns and sales allowances	$19.2	$175.7	$173.2	$21.7
Allowance for doubtful accounts	15.1	7.5	9.7	12.9
Allowance for deferred tax assets	34.4	4.2	—	38.6

(a)	Net of recoveries of amounts written off in prior years and immaterial foreign currency impact.

Fortune Brands Home & Security LLC

Condensed Consolidated Statements of Income

(In millions, except per share amounts)	Three Months Ended March 31,
(Unaudited)	2011	2010
NET SALES	$714.8	$698.7
Cost of products sold	506.0	479.8
Selling, general and administrative expenses	200.1	202.3
Amortization of intangible assets	3.7	4.1
Restructuring charges	0.3	0.4

OPERATING INCOME	4.7	12.1
Related party interest expense, net	22.7	28.6
External interest expense	0.1	0.1
Other income, net	—	(0.1)

Loss before income taxes	(18.1)	(16.5)
Income tax benefit	(5.9)	(2.8)

NET LOSS	(12.2)	(13.7)
Less: Noncontrolling interests	0.2	0.4

NET LOSS ATTRIBUTABLE TO HOME & SECURITY	$(12.4)	$(14.1)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(12,439)	$(14,058)

PRO FORMA LOSS PER SHARE (see Note 14)
Pro forma basic and diluted loss per share	$(0.08)
Pro forma basic and diluted common shares outstanding	154.1

See Notes to Condensed Consolidated Financial Statements.

Fortune Brands Home & Security LLC

Condensed Consolidated Balance Sheets

(In millions)	Pro Forma March 31, 2011 (see Note 14)	March 31, 2011	December 31, 2010

	(unaudited)	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$67.9	$67.9	$60.7
Accounts receivable less allowances for discounts, doubtful accounts and returns	338.4	338.4	374.2
Inventories	341.1	341.1	333.0
Loans to Fortune Brands	—	55.1	572.8
Other current assets	111.3	111.3	127.1

TOTAL CURRENT ASSETS	858.7	913.8	1,467.8
Property, plant and equipment, net of accumulated depreciation	536.1	536.1	550.0
Goodwill resulting from business acquisitions	1,366.2	1,366.2	1,364.9
Other intangible assets, net of accumulated amortization	798.4	798.4	798.8
Other assets	98.2	98.2	77.9

TOTAL ASSETS	$3,657.6	$3,712.7	$4,259.4

LIABILITIES AND EQUITY
Current liabilities
Notes payable to banks	$3.3	$3.3	$3.0
Accounts payable	237.2	237.2	252.8
Loans from Fortune Brands	—	73.0	—
Other current liabilities	227.4	227.4	320.7
Dividend payable to Fortune Brands	500.0	—	—

TOTAL CURRENT LIABILITIES	967.9	540.9	576.5
Long-term debt	16.8	16.8	16.8
Deferred income taxes	265.0	265.0	267.4
Accrued pension and postretirement benefits	134.9	134.9	136.0
Loans from Fortune Brands	—	41.4	3,214.0
Other non-current liabilities	102.2	102.2	103.6

TOTAL LIABILITIES	1,486.8	1,101.2	4,314.3
Equity
Common stock, 1,000 shares authorized, issued and outstanding(a)	1.5	—	—
Paid-in capital	2,234.3	3,374.3	703.3
Accumulated other comprehensive loss	(67.9)	(67.9)	(76.3)
Retained deficit	—	(697.8)	(685.4)

TOTAL HOME & SECURITY EQUITY	2,167.9	2,608.6	(58.4)
Noncontrolling interests	2.9	2.9	3.5

TOTAL EQUITY	2,170.8	2,611.5	(54.9)

TOTAL LIABILITIES AND EQUITY	$3,657.6	$3,712.7	$4,259.4

(a)

The pro forma number of shares of Home & Security common stock issued will be equal to the number of shares of Fortune Brands common stock outstanding on the record date for the Distribution. As of the Distribution Date, 750,000,000 shares of Home & Security common stock, with a par value of $0.01 per share, will be authorized.

See Notes to Condensed Consolidated Financial Statements.

Fortune Brands Home & Security LLC

Condensed Consolidated Statements of Cash Flows

(In millions)	Three Months Ended March 31,
(Unaudited)	2011	2010
OPERATING ACTIVITIES
Net loss	$(12.2)	$(13.7)
Non-cash pre-tax (income) expense:
Depreciation	21.1	22.8
Amortization	3.7	4.1
Stock-based compensation	2.7	2.5
Restructuring charges	(0.1)	0.1
Deferred taxes	0.7	13.1

Changes in assets and liabilities:
Decrease in accounts receivable	25.8	18.5
Increase in inventories	(6.7)	(13.1)
Decrease in accounts payable	(16.8)	(4.2)
(Increase) decrease in other assets	(8.1)	2.0
Increase (decrease) in accrued taxes	2.8	(31.4)
Decrease in accrued expenses and other liabilities	(80.8)	(62.5)

NET CASH USED IN OPERATING ACTIVITIES	(67.9)	(61.8)
INVESTING ACTIVITIES
Capital expenditures	(10.0)	(7.2)
Proceeds from the disposition of assets	0.1	—

NET CASH USED IN INVESTING ACTIVITIES	(9.9)	(7.2)
FINANCING ACTIVITIES
Increase in short-term debt	0.3	0.7
Repayment of long-term debt	—	(7.1)
Net loan borrowings from Fortune Brands	80.1	59.8
Fortune Brands capital contribution(a)	5.0	6.1
Other financing activities, net	(0.5)	(0.6)

NET CASH PROVIDED BY FINANCING ACTIVITIES	84.9	58.9
Effect of foreign exchange rate changes on cash	0.1	(1.0)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$7.2	$(11.1)

Cash and cash equivalents at beginning of period	$60.7	$57.8
Cash and cash equivalents at end of period	$67.9	$46.7
Non-cash Financing Transaction
Capitalization of loans from Fortune Brands	$2,665.2	—

(a)

The allocation of general and administrative expenses provided by Fortune Brands (net of tax) is included in the Condensed Consolidated Statement of Income and treated as a capital contribution. Refer to Note 3, “Related Party Transactions.”

See Notes to Condensed Consolidated Financial Statements.

Fortune Brands Home & Security LLC

Condensed Consolidated Statements of Equity

(In millions) (Unaudited)	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings (Deficit)	Non- controlling Interests	Total Equity
Balance at December 31, 2009	$670.5	$(90.1)	$(742.6)	$2.9	$(159.3)
Comprehensive loss:
Net loss	—	—	(14.1)	0.4	(13.7)
Translation adjustments	—	2.2	—	—	2.2
Derivative instruments	—	(0.4)	—	—	(0.4)
Pension and postretirement benefit	—	1.2	—	—	1.2

Total comprehensive loss	—	3.0	(14.1)	0.4	(10.7)
Dividends paid to noncontrolling interests	—	—	—	(0.8)	(0.8)
Fortune Brands capital contribution(a)	8.7	—	—	—	8.7

Balance at March 31, 2010	$679.2	$(87.1)	$(756.7)	$2.5	$(162.1)

Balance at December 31, 2010	703.3	(76.3)	(685.4)	3.5	(54.9)
Comprehensive loss:
Net loss	—	—	(12.4)	0.2	(12.2)
Translation adjustments	—	6.4	—	—	6.4
Derivative instruments	—	(0.5)	—	—	(0.5)
Pension and postretirement benefit	—	2.5	—	—	2.5

Total comprehensive loss	—	8.4	(12.4)	0.2	(3.8)
Dividends paid to noncontrolling interests	—	—	—	(0.8)	(0.8)
Fortune Brands capital contribution(a)	2,671.0	—	—	—	2,671.0

Balance at March 31, 2011	$3,374.3	$(67.9)	$(697.8)	$2.9	$2,611.5

(a)

The allocation of general and administrative expenses, stock-based compensation and the tax benefit on exercise of options provided by Fortune Brands (net of tax) is included in the Condensed Consolidated Statement of Income and treated as a capital contribution. In addition, in the first quarter of 2011, Fortune Brands, Inc. made a $2.7 billion equity contribution to the Company. All related party loan balances to/from Fortune Brands will be capitalized immediately prior to the spin-off. Refer to Note 3, “Related Party Transactions.”

See Notes to Condensed Consolidated Financial Statements.

FORTUNE BRANDS HOME & SECURITY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Background and Basis of Presentation

Separation from Fortune Brands, Inc. On December 8, 2010, Fortune Brands, Inc. (together with its consolidated subsidiaries, “Fortune Brands”) announced that its Board of Directors approved in principle a separation of its three business segments. The broad plan includes: the spin-off to stockholders of the Home & Security business into an independent, publicly-traded company; exploring the sale or spin-off of its Golf business; and the continuation of Fortune Brands as an independent, publicly-traded company focused solely on its Spirits business. Fortune Brands expects to complete the transactions by the end of 2011. The spin-off of Home & Security (the “Separation”) is expected to be completed by way of a pro rata dividend of Home & Security shares held by Fortune Brands to its stockholders. Prior to the Separation, the Company will be converted from a Delaware limited liability company to a Delaware corporation, and the Company’s name will be changed to Fortune Brands Home & Security, Inc. Immediately following completion of the Separation, Fortune Brands stockholders will own 100% of the outstanding shares of common stock of Home & Security. After the Separation, Home & Security will operate as an independent, publicly-traded company.

The Company (as defined below) is a leading home and security products company with a portfolio of leading branded products used for residential home repair, remodeling, new construction, security applications and storage.

Basis of Presentation References to “Home & Security,” “the Company,” “we,” “our” and “us” refer to Fortune Brands Home & Security LLC and its consolidated subsidiaries as a whole, unless the context otherwise requires. The condensed consolidated financial statements include the accounts of Home & Security and its majority-owned subsidiaries.

The condensed consolidated balance sheet as of March 31, 2011, the related condensed consolidated statements of income for the three-month periods ended March 31, 2011 and 2010 and the related condensed consolidated statements of cash flows and equity for the three-month periods ended March 31, 2011 and 2010 are unaudited. In the opinion of management, all adjustments necessary for a fair statement of the financial statements have been included. Interim results may not be indicative of results for a full year.

The condensed consolidated financial statements and notes do not contain certain information included in our annual consolidated financial statements and notes. The year-end condensed consolidated balance sheet was derived from the audited financial statements, but does not include all disclosures required by U.S. generally accepted accounting principles (GAAP). These interim statements should be read in conjunction with the consolidated financial statements and notes thereto.

2. Recently Issued Accounting Standards

Revenue Arrangements with Multiple Deliverables

In October 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2009-13, “Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force.” This guidance allows entities to allocate consideration in multiple deliverable arrangements in a manner that reflects a transaction’s economics. The guidance requires expanded disclosure. It is effective for fiscal years beginning on or after June 15, 2010 (calendar year 2011 for Home & Security) and can be applied either prospectively or retrospectively. Adoption of this standard did not have a material impact on our financial statements and disclosures.

Fair Value Measurement

In May 2011, the FASB issued new guidance on fair value measurement and disclosure requirements (ASU 2011-04, “Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement

and Disclosure Requirements in U.S. GAAP and IFRSs”). The new guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and International Financial Reporting Standards (IFRS). The amendment is effective for interim and annual periods beginning after December 15, 2011 (fiscal 2012 for Home & Security). We do not believe that adoption of this standard will have a material impact on our financial statements and disclosures.

3. Related Party Transactions

Home & Security had certain related party relationships with Fortune Brands, as discussed below. The Company expects these relationships to cease on or prior to the Separation and that all loans to/from Fortune Brands will be capitalized immediately prior to the Separation.

Financing and Cash Management Historically, Fortune Brands has provided financing, cash management, and treasury services to Home & Security. The Company’s U.S. cash balances are swept by Fortune Brands on a daily basis, and the Company receives funding from Fortune Brands for its operating and investing cash needs. Cash transferred to and from the Company is recorded in the form of loans from or to Fortune Brands in the accompanying financial statements. Loans bear interest at rates ranging from 1.3% to 6.0%. Long-term loans are not payable until after 2016. The weighted average interest rate on loans to/from Fortune Brands was 4.0% and 4.2% in the three-month periods ended March 31, 2011 and 2010, respectively. Related party interest expense and income are shown below.

	Three Months Ended March 31,
(In millions)	2011	2010
Related party interest expense	$25.2	$32.3
Related party interest income	(2.5)	(3.7)

Related party interest, net	$22.7	$28.6

A summary of loans to/from Fortune Brands as of March 31, 2011 and December 31, 2010 is shown below. In the first quarter of 2011, Fortune Brands, Inc. made a $2.7 billion equity contribution to the Company, capitalizing a substantial majority of the loan balances with Fortune Brands at that time. All loans to/from Fortune Brands will be capitalized immediately prior to the Separation.

(In millions)	March 31, 2011	December 31, 2010
Loans to Fortune Brands—current	$(55.1)	$(572.8)
Loans from Fortune Brands—short-term	73.0	—
Loans from Fortune Brands—long-term	41.4	3,214.0

Net loans from Fortune Brands	$59.3	$2,641.2

General and Administrative Services Until consummation of the Separation, Fortune Brands will perform certain functions and services on behalf of Home & Security as well as its two other business segments. The costs of these services have historically been allocated to Home & Security based on its proportionate share of the actual costs incurred by Fortune Brands. Home & Security believes that the method used to allocate these costs is reasonable. These allocated expenses include costs associated with finance, treasury, accounting, legal, internal audit and general management services and are included in “Selling, general and administrative expense” in the condensed consolidated statements of income and in “Corporate” in the accompanying segment information. During the three-month periods ended March 31, 2011 and 2010, these allocations totaled $7.9 million and $9.6 million, respectively.

4. Balance Sheet Information

Supplemental information on our balance sheets was as follows:

(In millions)	March 31, 2011	December 31, 2010
Inventories:
Other raw materials, supplies, and work in process	$177.7	$179.8
Finished products	163.4	153.2

Total inventories	$341.1	$333.0

5. Goodwill and Other Intangible Assets

We had goodwill of $1,366.2 million as of March 31, 2011. The change in the net carrying amount of goodwill by segment was as follows:

(In millions)	Kitchen & Bath Cabinetry	Plumbing & Accessories	Advanced Material Windows & Door Systems	Security & Storage	Total Goodwill
Balance at December 31, 2010
Goodwill	$491.7	$569.7	$679.3	$165.6	$1,906.3
Accumulated impairment losses	—	—	(451.3)	(90.1)	(541.4)

Total goodwill, net	491.7	569.7	228.0	75.5	1,364.9

Year-to-date activity
Translation adjustments	1.1	0.1	—	0.1	1.3

Balance at March 31, 2011:
Goodwill	492.8	569.8	679.3	165.7	$1,907.6
Accumulated impairment losses	—	—	(451.3)	(90.1)	(541.4)

Total goodwill, net	$492.8	$569.8	$228.0	$75.6	$1,366.2

We also had indefinite-lived intangible assets, principally tradenames, of $668.8 million and $665.9 million as of March 31, 2011 and December 31, 2010, respectively. The increase of $2.9 million was primarily due to changes in foreign currency translation adjustments.

Amortizable identifiable intangible assets, principally tradenames and customer relationships, are subject to amortization over their estimated useful life, 5 to 30 years, based on the assessment of a number of factors that may impact useful life. These factors include historical and tradename performance with respect to consumer name recognition, geographic market presence, market share, plans for ongoing tradename support and promotion, and other relevant factors. The gross carrying value and accumulated amortization of amortizable intangible assets were $326.6 million and $197.0 million, respectively, as of March 31, 2011, compared to $325.0 million and $192.1 million, respectively, as of December 31, 2010. The gross carrying value increase of $1.6 million was primarily due to changes in foreign currency translation adjustments.

The gross carrying value and accumulated amortization by class of intangible assets as of March 31, 2011 and December 31, 2010 were as follows:

	As of March 31, 2011				As of December 31, 2010
(In millions)	Gross Carrying Amounts	Accumulated Amortization		Net Book Value	Gross Carrying Amounts	Accumulated Amortization		Net Book Value
Indefinite-lived tradenames	$710.8	$(42.0	)(1)	$668.8	$707.9	$(42.0	)(1)	$665.9

Amortizable intangible assets
Tradenames	17.6	(7.3)		10.3	17.3	(7.0)		10.3
Customer and contractual relationships	268.5	(156.1)		112.4	267.2	(152.0)		115.2
Patents/proprietary technology	40.5	(33.6)		6.9	40.5	(33.1)		7.4

Total	326.6	(197.0)		129.6	325.0	(192.1)		132.9

Total identifiable intangibles	$1,037.4	$(239.0)		$798.4	$1,032.9	$(234.1)		$798.8

(1)	Accumulated amortization prior to the adoption of revised authoritative guidance on goodwill and other intangibles assets (Accounting Standards Codification 350).

The Company cannot predict the occurrence of certain events that might adversely affect the carrying value of goodwill and other intangible assets. Such events may include, but are not limited to, the impact of the economic environment, a material negative change in relationships with significant customers, and strategic decisions made in response to economic and competitive conditions.

6. External Debt and Financing Arrangements

At March 31, 2011 and December 31, 2010, there were $3.3 million and $3.0 million of external short-term borrowings outstanding, respectively, comprised of notes payable to banks that are used for general corporate purposes. These amounts pertain to uncommitted bank lines of credit in China and India, which provide for unsecured borrowings for working capital of up to $19.7 million and $15.5 million, respectively. The weighted average interest rates on these borrowings were 2.5% and 2.3% in the three-month periods ended March 31, 2011 and 2010, respectively. There were no amounts outstanding under committed bank credit agreements at March 31, 2011 and December 31, 2010.

7. Financial Instruments

We do not enter into financial instruments for trading or speculative purposes. We principally use financial instruments to reduce the impact of changes in foreign currency exchange rates and commodities used as raw materials in our products. The principal derivative financial instruments we enter into on a routine basis are foreign exchange contracts. In addition, from time to time, we enter into commodity swaps. Derivative financial instruments are recorded at fair value.

Raw materials used by the Company are subject to price volatility caused by weather, supply conditions, geopolitical and economic variables, and other unpredictable external factors. From time-to-time, we enter into commodity swaps to manage the price risk associated with forecasted purchases of materials used in our operations. We account for these commodity derivatives as economic hedges or cash flow hedges. Changes in the fair value of economic hedges are recorded directly into current period earnings. There were no material commodity swap contracts outstanding as of March 31, 2011.

We enter into foreign exchange contracts primarily to hedge forecasted sales and purchases denominated in select foreign currencies, thereby limiting currency risk that would otherwise result from changes in exchange rates. The periods of the foreign exchange contracts correspond to the periods of the forecasted transactions, which generally do not exceed 12 to 15 months subsequent to the latest balance sheet date. For derivative instruments that are designated as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item are recognized on the same line of the income statement. Any ineffectiveness was immaterial. The effective portions of cash flow hedges are reported in other comprehensive income and are recognized in the statement of income when the hedged item affects earnings. The ineffective portion of all hedges is recognized in current period earnings. In addition, changes in fair value of all economic hedge transactions are immediately recognized in current period earnings. Our primary foreign currency hedge contracts pertain to the Canadian dollar, the Chinese yuan, and the Mexican peso. The gross U.S. dollar equivalent notional amount of all foreign currency derivative hedges outstanding at March 31, 2011 was $131.0 million, representing a net settlement obligation of $1.2 million. Based on foreign exchange rates as of March 31, 2011, we estimate that $0.1 million of net currency derivative losses included in other comprehensive income as of March 31, 2011 will be reclassified to earnings within the next twelve months.

The counterparties to derivative contracts are major financial institutions. We are subject to credit risk on these contracts equal to the fair value of these instruments. Management currently believes that the risk of incurring material losses is unlikely and that the losses, if any, would be immaterial to the Company.

The fair values of foreign exchange derivative instruments on the consolidated balance sheets as of March 31, 2011 and December 31, 2010 were:

		Fair Value
(In millions)	Balance Sheet Location	March 31, 2011	December 31, 2010
Assets:
Foreign exchange contracts	Other current assets	$1.3	$1.2
Commodity contracts	Other current assets	1.6	2.0

	Total assets	$2.9	$3.2
Liabilities:
Foreign exchange contracts	Other current liabilities	$1.7	$1.0

The effects of derivative financial instruments on the statements of income and other comprehensive income (OCI) for the three months ended March 31, 2011 and 2010 were:

			Gain (Loss)
(In millions)	Recognized in OCI (Effective Portion)		Recognized in Income
Type of hedge	2011	2010	Location of Gain (Loss) Recognized in Income	2011	2010
Cash flow	$0.4	$(0.7)	Net sales	$(0.2)	$(0.3)
			Cost of products sold	1.4	0.5
Fair value	—	—	Other (income) expense, net	(0.1)	—

Total	$0.4	$(0.7)		$1.1	$0.2

In the three months ended March 31, 2011 and 2010, the ineffective portion of cash flow hedges recognized in earnings was immaterial.

8. Fair Value Measurements

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2011 and December 31, 2010 were as follows:

	Fair Value
(In millions)	March 31, 2011	December 31, 2010
Assets
Derivative financial instruments (level 2)	$2.9	$3.2
Deferred compensation program assets (level 1)	4.5	5.1

Total assets	$7.4	$8.3

Liabilities
Derivative financial instruments (level 2)	$1.7	$1.0

The principal derivative financial instruments we enter into on a routine basis are foreign exchange contracts. In addition, from time to time, we enter into commodity swaps. Derivative financial instruments are recorded at fair value.

Authoritative guidance on fair value measurement (ASC 820) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels. Level 1 inputs, the highest priority, are quoted prices in active markets for identical assets or liabilities. Level 2 inputs reflect other than quoted prices included in Level 1 that are either observable directly or through corroboration with observable market data. Level 3 inputs are unobservable inputs, due to little or no market activity for the asset or liability, such as internally-developed valuation models. We do not have any assets or liabilities measured at fair value that are Level 3.

Because the interest rate on the Company’s long-term debt is variable, the aggregate carrying value at both March 31, 2011 and December 31, 2010 of $16.8 million approximates the fair value.

9. Pension and Other Retiree Benefits

The components of net periodic benefit cost for pension and postretirement benefits for the three months ended March 31, 2011 and 2010 were as follows:

	Three Months Ended March 31,
	Pension Benefits		Postretirement Benefits
(In millions)	2011	2010	2011	2010
Service cost	$3.5	$3.3	$0.1	$0.2
Interest cost	7.8	7.7	1.2	1.3
Expected return on plan assets	(11.0)	(10.5)	—	—
Amortization of prior service cost	0.1	0.1	0.1	0.1
Amortization of net loss	3.7	3.4	0.1	—

Net periodic benefit cost	$4.1	$4.0	$1.5	$1.6

10. Income Taxes

The effective income tax rates for the three months ended March 31, 2011 and 2010 were benefits of 32.6% and 17.0%, respectively. The effective tax rate in 2010 was unfavorably impacted by tax expense of $2.2 million associated with a change in the tax law related to Medicare Part D subsidies.

It is reasonably possible that, within the next 12 months, total unrecognized tax benefits may decrease in the range of $2 million to $10 million, primarily as a result of the conclusion of pending U.S. federal, state and foreign income tax proceedings.

We do not provide for deferred income taxes on undistributed earnings of foreign subsidiaries that we expect to permanently reinvest. As a result of the Separation and related transactions, it is possible that the above tax assertion regarding permanent reinvestment of foreign earnings, as well as assumptions with respect to the realization of certain deferred assets, could change.

11. Restructuring and Other Charges

Pre-tax restructuring and other charges for the three months ended March 31, 2011 and 2010 were:

	Three Months Ended March 31, 2011
(In millions)	Restructuring Charges	Other Charges(a) Cost of Products Sold	Total Charges
Kitchen & Bath Cabinetry	$0.3	$—	$0.3
Plumbing & Accessories	—	(0.1)	(0.1)
Advanced Material Windows & Door Systems	—	0.3	0.3

Total	$0.3	$0.2	$0.5

	Three Months Ended March 31, 2010
(In millions)	Restructuring Charges	Other Charges(a) Cost of Products Sold	Total Charges
Kitchen & Bath Cabinetry	$0.3	$0.4	$0.7
Advanced Material Windows & Door Systems	0.1	0.5	0.6

Total	$0.4	$0.9	$1.3

(a)

“Other charges” represent charges directly related to restructuring initiatives that cannot be reported as restructuring under GAAP. Such costs may include losses on disposal of inventories, trade receivables allowances from exiting product lines and accelerated depreciation resulting from the closure of facilities.

Home & Security restructuring and other charges primarily related to previously announced projects in the Kitchen & Bath Cabinetry and Advanced Material Windows & Door Systems segments.

Reconciliation of Restructuring Liability

(In millions)	Balance at 12/31/10	2011 Provision	Cash Expenditures(a)	Balance at 3/31/11
Workforce reduction costs	$6.1	$—	$(0.8)	$5.3
Asset write-downs	—	—	—	—
Other	—	0.3	(0.3)	—

Total	$6.1	$0.3	$(1.1)	$5.3

(In millions)	Balance at 12/31/09	2010 Provision	Cash Expenditures(a)	Non-Cash Write-offs(b)	Balance at 3/31/10
Workforce reduction costs	$3.8	$(0.2)	$(1.7)	$—	$1.9
Asset write-downs	—	0.1	—	(0.1)	—
Other	0.1	0.5	(0.6)	—	—

Total	$3.9	$0.4	$(2.3)	$(0.1)	$1.9

(a)	Cash expenditures for asset write-downs include proceeds received on asset disposals
(b)

Non-cash write-offs include long-lived asset impairment charges attributable to restructuring actions, the impact of foreign exchange rate changes and workforce reduction costs that benefited from non-cash benefit plan curtailment gains

12. Information on Business Segments

Net sales and operating income (loss) for the three months ended March 31, 2011 and 2010 by segment were as follows:

	Three Months Ended March 31,
(In millions)	2011	2010	% Change vs. Prior Year
Net sales
Kitchen & Bath Cabinetry	$299.8	$278.0	7.8%
Plumbing & Accessories	203.8	211.1	(3.5)
Advanced Material Windows & Door Systems	102.0	105.1	(2.9)
Security & Storage	109.2	104.5	4.5

Net sales	$714.8	$698.7	2.3%

Operating income (loss)
Kitchen & Bath Cabinetry	$(2.0)	$4.5	(144.4)%
Plumbing & Accessories	25.7	29.7	(13.5)
Advanced Material Windows & Door Systems	(13.9)	(13.0)	(6.9)
Security & Storage	6.2	3.4	82.4
Corporate(a)	(11.3)	(12.5)	9.6

Operating income	$4.7	$12.1	(61.2)%

(a)

Corporate expenses include allocations of certain Fortune Brands, Inc. general corporate expenses incurred directly by Fortune Brands, Inc. These allocated expenses include costs associated with legal, finance, treasury, accounting, internal audit and general management services. They also include the components of defined benefit plan expense other than service cost which included expense of $1.8 million for both the three months ended March 31, 2011 and 2010. There are no amounts that are the elimination or reversal of transactions between reportable segments.

13. Earnings Per Share

Earnings per common share for a given year are based on the weighted average number of common shares outstanding in such year. The number of basic and diluted shares outstanding is the same.

The computations of earnings per common share were as follows:

	Three Months Ended March 31,
(In millions, except shares outstanding and per share data)	2011	2010
Net loss attributable to Home & Security	$(12.4)	$(14.1)
Weighted average number of common shares outstanding	1,000	1,000
Basic and diluted loss per common share	$(12,439)	$(14,058)

14. Pro Forma Disclosures

The pending transactions discussed in Note 1, “Background and Basis of Presentation,” will significantly impact the capital structure of the Company. In the first quarter of 2011, Fortune Brands made an equity contribution to the Company totaling $2.7 billion, capitalizing a substantial majority of the loan balances with Fortune Brands. Any intercompany loans to/from Fortune Brands on the date of Separation will be capitalized immediately prior to the Separation. In addition, immediately prior to the Separation, the Company expects to pay a dividend of $500 million to Fortune Brands. In connection with this dividend, we expect to incur approximately $500 million of debt under bank credit agreements. The impact of these transactions on the

Company’s capital structure has been included in the pro forma balance sheet as of March 31, 2011. The capitalization of the Company, particularly as it relates to the total debt, may be impacted by whether Fortune Brands’ Golf business is spun-off, is sold or continues as a subsidiary of Fortune Brands.

Prior to the effective date of the registration statement on Form 10 of which this Information Statement is a part, Fortune Brands Home & Security LLC will be converted from a Delaware limited liability company to a Delaware corporation and will change its name to Fortune Brands Home & Security, Inc. The impact of this transaction on the Company’s capital structure has been included in the pro forma balance sheet as of March 31, 2011. In addition, 60,000,000 shares of Home & Security preferred stock will be authorized but not issued.

Further, prior to the Separation, the total number of outstanding shares of the Company’s common stock will increase significantly. Upon the Separation, holders of Fortune Brands, Inc. common stock will receive one share of Home & Security common stock for each share of Fortune Brands, Inc. common stock held on the applicable record date.

The pro forma loss per share as of March 31, 2011 for Home & Security is as follows:

(In millions, except per share data)	Three Months Ended March 31, 2011
Net loss attributable to Home & Security(a)	$(12.4)
Pro forma basic and diluted common shares outstanding(b)	154.1
Basic and diluted pro forma loss per share(a)	$(0.08)

(a)

Neither net loss attributable to Home & Security nor pro forma loss per share reflect the impact of $500 million of debt and related interest expense that we expect to incur in connection with our payment of a $500 million dividend to Fortune Brands.

(b)

Pro forma common shares outstanding was calculated by taking total Fortune Brands basic shares outstanding as of March 31, 2011 because Home & Security shares will be issued on a one-for-one basis, increased by the number of Fortune Brands dilutive options outstanding. Stock-based awards were not included for common shares outstanding as of March 31, 2011 because they were not dilutive to the net loss per share.

15. Contingencies

Litigation

We are defendants in lawsuits associated with the normal conduct of our businesses and operations. It is not possible to predict the outcome of the pending actions, and, as with any litigation, it is possible that some of these actions could be decided unfavorably. We believe that there are meritorious defenses to these actions and that these actions will not have a material adverse effect upon our results of operations, cash flows or financial condition, and where appropriate, these actions are being vigorously contested.